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INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

As confidentially submitted to the Securities and Exchange Commission on July 2, 2019

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Heartland Bancorp, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	6022 (Primary Standard Industrial Classification Code Number)	37-1117216 (I.R.S. Employer Identification No.)

401 North Hershey Road
Bloomington, Illinois 61704
(888) 897-2276
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

J. Lance Carter
Executive Vice President and Chief Operating Officer
401 North Hershey Road
Bloomington, Illinois 61704
(888) 897-2276
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:
Edwin S. del Hierro, P.C. James S. Rowe Elisabeth M. Martin Kirkland & Ellis LLP 300 N. LaSalle Chicago, Illinois 60654 (312) 862-2000	Byron B. Rooney Shane Tintle Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐

          If this Form is filed to registered additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities act registration statement number of the earlier effective registration statement for the same offering. ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act:

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐ Emerging growth company ☒

          If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee

Common Stock, par value $0.01 per share	$	$

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)
Includes the offering price of any additional shares of common stock that the underwriters have the option to purchase.

          The registrant hereby amends this Registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated July 2, 2019

PRELIMINARY PROSPECTUS

                        Shares

Heartland Bancorp, Inc.

Common Stock

        This is the initial public offering of shares of common stock of Heartland Bancorp, Inc. We are offering            shares of our common stock. No public market currently exists for our stock.

        We intend to apply to list our common stock on the            (the "            ") under the symbol "HBT." Upon completion of this offering, we will be a "controlled company" as defined in the            corporate governance rules.

        We anticipate that the initial public offering price will be between $            and $            per share.

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 28.

	Per Share	Total

Price to the public	$	$

Underwriting discounts and commissions	$	$

Proceeds, before expenses, to us(1)	$	$

(1)
See "Underwriting."

        We have granted the underwriters a 30-day option to purchase up to            additional shares from us at the initial public offering price, less the underwriting discount.

        We are an "emerging growth company" as defined under the federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for future filings. See "Implications of Being an Emerging Growth Company." Upon completion of this offering, we will also be a "controlled company" as defined in the            corporate governance rules and, therefore, we will qualify for, and intend to rely on, exemptions from certain            corporate governance requirements. See "Management—Controlled Company."

        The shares of our common stock that you purchase in this offering are not deposits, savings accounts or other obligations of our Banks (as defined herein) and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The underwriters expect to deliver the shares on or about            , 2019 through the book-entry facilities of The Depository Trust Company.

Keefe, Bruyette & Woods	J.P. Morgan
A Stifel Company

The date of this prospectus is                , 2019

ABOUT THIS PROSPECTUS

        We and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any different or additional information that others may give you.

        We are offering to sell shares of our common stock, and intend to seek offers to buy shares of our common stock, only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of our common stock. Our business, financial condition, results of operations and growth prospects may have changed since that date. Information contained on, or accessible through, our website is not part of this prospectus.

        Until                , 2019 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers' obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

i

 BASIS OF PRESENTATION

        In this prospectus, unless we state otherwise or the context otherwise requires, references to "we," "our," "us" or the "Company" refer to Heartland Bancorp, Inc., a Delaware corporation ("Heartland Bancorp"), and its wholly owned subsidiaries, including Heartland Bank and Trust Company, an Illinois state chartered bank ("Heartland Bank"), and State Bank of Lincoln, an Illinois state chartered bank ("Lincoln Bank" and together with Heartland Bank, our "Banks"). The term "Heartland Bancorp" refers to Heartland Bancorp, Inc. and not its consolidated subsidiaries.

        On October 16, 2015, we completed the acquisition of National Bancorp, Inc. (the "NBI Acquisition"). NBI was the parent company of American Midwest Bank ("AMB"), which was subsequently merged into Heartland Bank in April 2016.

        On December 31, 2018, we completed the merger of Lincoln S.B. Corp, the parent company of Lincoln Bank, with and into Heartland Bancorp (the "Lincoln Acquisition") with Heartland Bancorp as the surviving corporation. Lincoln Bank became a wholly owned subsidiary of Heartland Bancorp.

        Our voting ownership and the voting ownership of Lincoln S.B. Corp were considered under common control on the effective date of the Lincoln Acquisition and for all periods presented in the consolidated financial statements included in this prospectus. The Lincoln Acquisition was accounted for as a change in reporting entity and, accordingly, as the receiving entity, we recognized the transfer of the assets and liabilities in connection with the Lincoln Acquisition at their carrying amounts in the accounts of Lincoln S.B. Corp, the transferring entity, on the effective date of the Lincoln Acquisition. The results of operations are reported as though the exchange of equity interests had occurred at the beginning of the periods presented in the consolidated financial statements included in this prospectus. For similar assets and liabilities accounted for using different accounting methods, the carrying amounts have been retrospectively adjusted to the accounting methods that we use. Significant intra-entity transactions and accounts have been eliminated in consolidation.

        The results of operations of Lincoln S.B. Corp. have been incorporated into our consolidated financial statements for the periods presented in the consolidated financial statements included in this prospectus. Unless otherwise noted, financial information included in this prospectus for periods prior to the periods presented in the consolidated financial statements included in this prospectus represents the simple arithmetic combination of the stand-alone consolidated financial statements of Heartland Bancorp that are not being included in this prospectus and the stand-alone consolidated financial statements of Lincoln S.B. Corp. that are not being included in this prospectus. We cannot assure you that the financial information for any period prior to those presented in the consolidated financial statements included in this prospectus would not be materially different had our consolidated financial results reflected the combination of Lincoln S.B. Corp. for the entire period.

        Unless otherwise indicated or the context requires, all per-share information in this prospectus does not take into account the            -for-one stock split that we intend to make prior to the completion of this offering.

S CORP STATUS

        Since 1996, we have elected to be taxed for U.S. federal income tax purposes as an "S corporation" (an "S Corp") under the provisions of Sections 1361 through 1379 of the Internal Revenue Code of 1986, as amended (the "Code"). As a result, our net income has not been subject to, and we have not paid, U.S. federal income tax, and no provision or liability for U.S. federal income tax has been included in our consolidated financial statements. Instead, for U.S. federal income tax purposes our taxable income is "passed through" to our stockholders. Unless specifically noted otherwise, no amount of our consolidated net income or our earnings per share presented in this prospectus, including in our consolidated financial statements and the accompanying notes appearing in

ii

this prospectus, reflects any provision for or accrual of any expense for U.S. federal income tax liability for us for any period presented. Upon the consummation of this offering, our status as an S Corp will terminate. Thereafter, our net income will be subject to U.S. federal income tax and we will bear the liability for those taxes.

INDUSTRY AND MARKET DATA

        This prospectus includes statistical and other industry and market data that we obtained from governmental reports and other third party sources. Our internal data, estimates and forecasts are based on information obtained from governmental reports, trade and business organizations and other contacts in the markets in which we operate and our management's understanding of industry conditions. Although we believe that this information (including the industry publications and third party research, surveys and studies) is accurate and reliable, we have not independently verified such information. In addition, estimates, forecasts and assumptions are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the "Risk Factors" section and elsewhere in this prospectus.

IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY

        As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an "emerging growth company" under the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"). An emerging growth company may take advantage of reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company:

  •
  we are permitted to present only two years of audited financial statements and only two years of related discussion in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and provide less than five years of selected financial data in this prospectus;

  •
  we are exempt from the requirement to obtain an attestation from our auditors on management's assessment of our internal control over financial reporting under the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act");

  •
  we are permitted to provide less extensive disclosure about our executive compensation arrangements; and

  •
  we are not required to hold non-binding stockholder advisory votes on executive compensation or golden parachute arrangements.

        We may take advantage of some or all of these provisions for up to five years unless we earlier cease to be an emerging growth company, which will occur if we have more than $1.07 billion in annual gross revenue, if we issue more than $1.0 billion of non-convertible debt in a three-year period or if the market value of our common stock held by non-affiliates exceeds $700.0 million as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following December 31. We have taken advantage of certain reduced reporting obligations in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

        In addition to scaled disclosure and the other relief described above, the JOBS Act permits us an extended transition period for complying with new or revised accounting standards affecting public companies. We have elected to take advantage of this extended transition period, which means that the financial statements included in this prospectus, as well as any financial statements that we file in the future, will not be subject to all new or revised accounting standards generally applicable to public companies for the transition period for so long as we remain an emerging growth company or until we affirmatively and irrevocably opt out of the extended transition period under the JOBS Act.

iii

PROSPECTUS SUMMARY

        The following summary highlights information appearing elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully. In particular, you should read the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the notes relating to those statements included elsewhere in this prospectus. Some of the statements in this prospectus constitute forward-looking statements. See "Forward-Looking Statements." In this prospectus, unless we state otherwise or the context otherwise requires, references to "we," "our," "us" or the "Company" refer to Heartland Bancorp, Inc., a Delaware corporation, and its wholly owned subsidiaries, including Heartland Bank and Trust Company, an Illinois state chartered bank ("Heartland Bank"), and State Bank of Lincoln, an Illinois state chartered bank ("Lincoln Bank" and together with Heartland Bank, our "Banks"). The term "Heartland Bancorp" refers to Heartland Bancorp, Inc. and not its consolidated subsidiaries.

 Company Overview

        We are Heartland Bancorp, Inc., a bank holding company headquartered in Bloomington, Illinois. As of March 31, 2019, we had total assets of $3.3 billion, loans held for investment of $2.2 billion, total deposits of $2.8 billion and stockholders' equity of $329 million. Through our two bank subsidiaries, Heartland Bank and Lincoln Bank, we provide a comprehensive suite of business, commercial and retail banking products and services to businesses, families and local governments throughout Central and Northeastern Illinois. We currently operate 61 full-service and three limited-service branch locations, and have a leading deposit share in the majority of our core markets that we attribute to our long track record of providing relationship-based and personalized service to our customers and communities. Key members of our ownership group and management team have lived in our Central Illinois communities for generations, and have led our efforts to tailor our product suite to support the needs of the communities we serve while promoting sustained, profitable growth for the Company. Our motto "small enough to know you, big enough to serve you" is the embodiment of our long-term commitment to support the growth and banking needs of our customers and communities through our relationship-based approach.

        The roots of our Company can be traced back nearly 100 years to 1920 when M.B. Drake, the grandfather of our current Chairman, Chief Executive Officer ("CEO") and President, Fred Drake, helped found a community bank in Cornland, Illinois. The Drake family operated several banks throughout Central Illinois, and eventually, in 1982, George Drake (M.B.'s son and Fred's father) incorporated the Company as one of the first multi-bank holding companies in Illinois. In 1997, we combined our five existing bank charters into Heartland Bank of which Fred Drake was then President and CEO. Fred Drake assumed the role of President and CEO of the Company in January 1999 and the role of Chairman was added in January 2007. The Company has remained a family controlled organization, with the Drake family owning over 95% of the Company before giving effect to this offering.

        Over the years, we have grown both organically and through the successful integration of more than a dozen community bank acquisitions. Over the last decade, we leveraged our strong capital position, excellent credit quality and strong earnings to participate in the wave of FDIC-assisted transactions during and after the Great Recession, ultimately identifying and successfully acquiring four failed banks with strong core deposit bases and strategic fit with our business. Through these acquisitions, our management team demonstrated a disciplined approach to identifying and executing transactions that increased our density in mid-sized metropolitan markets and expanded our presence into the greater Chicago metropolitan area. Further, through the integration of these acquisitions, we have maintained and improved our strong profitability, ultimately driving long-term stockholder value creation. We believe our prior acquisition experience and collaboration with bank regulators positions us well to capitalize on favorable acquisition opportunities in the future.

        Along the way, the foundation for our success has been built upon a steadfast commitment to our core operating principles:

  •
  prioritize safety and soundness;

  •
  maintain strong profitability;

  •
  continue disciplined growth; and

  •
  uphold our Midwestern values.

        The execution of this straightforward yet powerful strategy has produced a consistent track record of strong financial performance, which we believe positions us well for continued success.

Our Products and Services

Lending products and services

        We offer a broad range of lending products with a focus on commercial real estate ("CRE"), commercial and industrial ("C&I"), construction and land development ("C&D"), agricultural and farmland, multi-family and one-to-four family residential loans. We also provide municipal, consumer and other loans. Our originated loans have grown at a 7.5% annualized growth rate since 2016, driven by our local lenders' knowledge of their marketplace and guided by a conservative credit culture and strong underwriting criteria. We pride ourselves on our disciplined underwriting process. As a result, we have been able to achieve a yield on loans and leases of 5.69% in the first quarter of 2019 (up from 5.15% in the first quarter of 2018) with only 5 basis points of net charge-offs to average loans.

Loan Composition as of March 31, 2019	Originated and Acquired Loans(1)

(1)
Originated loans represent loans initially originated by the Company and acquired loans that were refinanced using the Company's underwriting criteria. Acquired loans represent loans originated under the underwriting criteria used by a bank that was acquired by Heartland Bank or Lincoln Bank.

Deposit products and services

        We offer traditional bank deposit account services such as checking, savings, retirement accounts and online banking with conveniences tailored to meet the needs of today's deposit consumers. We utilize a combination of high touch personal service and an array of products comparable to those offered by our largest competitors to meet the deposit needs of our communities. As a result, we have achieved one of the strongest core funding bases among our peer group, with 98% core deposits (defined as all deposits excluding time deposits of $250,000 or more and brokered deposits) as of March 31, 2019, a highly attractive cost of deposits of only 0.29% for the quarter ended March 31, 2019, and substantial liquidity, with a total loans to deposits ratio of 77% as of March 31, 2019.

Deposit Composition as of March 31, 2019

Diversified revenue streams

        In addition to our traditional banking services, our Banks offer wealth management services and residential mortgage banking. These business lines offer a recurring and diversified source of revenue, resulting in noninterest income constituting 16.7% of our total revenues in the first quarter of 2019.

        Our wealth management division provides financial planning to individuals, trusts and estates, trustee and custodial services, investment management, corporate retirement plan consulting and administration and retail brokerage services. Further, our agriculture services department operates under our wealth management division and provides specialized farm management services, farmland sale services and crop insurance services throughout our markets. As of March 31, 2019, our wealth management division had an aggregate of approximately $1.5 billion in assets under management or administration.

        Through our residential mortgage banking division, we primarily originate and sell conventional residential mortgage loans to both Freddie Mac and Fannie Mae and retain the servicing for substantially all of those loans. For the three months ended March 31, 2019 and the year ended December 31, 2018, we originated $21.8 million and $128.5 million, respectively, in mortgage loans for sale in the secondary market, and our portfolio of loans serviced for others was $1.2 billion as of March 31, 2019.

Our Market Area

        We currently operate 61 full-service and three limited-service branch locations across 18 counties in Central and Northeastern Illinois. We believe our diverse footprint in both mid-sized markets and the Chicago metropolitan market positions us favorably to compete for high quality, stable deposits and provides access to an abundance of loan origination opportunities in attractive markets. The majority of our deposits are sourced from our mid-sized markets, which we define as counties with populations of less than 500,000, and holding a leading deposit market share in many of these markets provides the foundation for our strong deposit base. The stability provided by this low cost funding is a key driver of our strong track record of financial performance. Our long history of providing relationship-based, personal banking services, the successful integration of several strategic in-market acquisitions, and a relatively small presence of money center and super-regional banks in our mid-sized markets has enabled us to maintain meaningful market share in these markets.

        In recent years we have increased our presence in the Chicago, IL metropolitan statistical area (the "Chicago MSA"), which contributes 34% of our deposits and 44% of our loan portfolio. The Chicago MSA is a large, urban center with a population of more than 9.5 million people and an annual gross domestic product in excess of $675 billion (according to the most recently available data from the Federal Reserve Bank of St. Louis). We believe the scale and diversity of the Chicago market will enable us to grow our presence without the need to capture outsized market share. Moreover, in recent years, the greater Chicago metropolitan area in particular has seen significant disruption from an increasing number of bank merger transactions, which has enabled us to attract quality, experienced lenders to further our growth in the market. Further, we believe our growing lending presence within the Chicago MSA should continue to attract new sources of deposits.

Company Branch Locations

Our Competitive Strengths

        We believe the following competitive strengths position us favorably to execute on our strategy of disciplined growth and high profitability:

        Consistent Performance through Cycles.    We have consistently delivered excellent operating performance, exemplified by sustained peer-leading returns. Our return on average assets and C Corp adjusted return on average assets of 2.32% and 1.74%, respectively, in the first quarter of 2019 was well above peers, and our consistency is evidenced by our ability to remain highly profitable through the Great Recession. We believe we remain favorably positioned to outperform our competitors in a future economic downturn as a result of our excellent underwriting standards. Our peer-leading profitability is driven by: 1) strong, low-cost deposits supported by our leading market share in core mid-sized markets; 2) a relationship-based business model that has allowed us to cultivate and underwrite attractively priced loans; 3) a robust credit risk management framework to prudently manage credit quality; and 4) diversified sources of fee income, including in wealth management. Together, these factors have contributed to our ability to generate sustained peer-leading profitability, characterized by the key performance indicators below, and has allowed us to generate 11.9% annualized tangible book value growth on a per share basis in the period between December 31, 2007 and March 31, 2019 (and 15.7% including capital distributed during this period).

Key Performance Indicators for the Quarter Ended March 31, 2019

		Peers
	Company	Midwestern(3)	High- Performing(4)
Cost of deposits	0.29%	0.89%	0.76%
Net interest margin / net interest margin (tax-equivalent basis)(1)	4.44% / 4.52%	3.77%	3.86%
Net interest margin excluding accretable yield(1)	4.26%	—	—
Yield on loans	5.69%	5.14%	5.19%
Yield on loans excluding accretable yield(1)	5.44%	—	—
NCOs to average loans	0.05%	0.05%	0.04%
Total loans to deposits	77%	92%	91%
Efficiency ratio / efficiency ratio (tax-equivalent basis)(1)	52% / 51%	58%	58%
Return on average assets ("ROAA")(2)	2.32%	—	—
C Corp equivalent ROAA(2)	1.74%	1.30%	1.40%

Source: SNL Financial.

(1)
Net interest margin (tax-equivalent basis), net interest margin excluding accretable yield, yield on loans excluding accretable yield and efficiency ratio (tax-equivalent basis) are each non-GAAP financial measures. For a description of these metrics and a reconciliation to the most directly comparable financial measure prepared in accordance with generally accepted accounting principles in the United States ("GAAP"), see "—Summary Historical Consolidated Financial and Other Data."

(2)
For a description of the calculation of ROAA and C Corp equivalent ROAA, see footnotes (3) and (4) to "—Summary Historical Consolidated Financial and Other Data—GAAP reconciliation and management explanation of non-GAAP financial measures."

(3)
Represents approximately 40 major exchange-traded banks headquartered in the Midwest with assets of $1.5-10 billion (the "Midwestern Peer Group").

(4)
Represents approximately 30 high performing banks within our Midwestern Peer Group with core return on average assets greater than 1.20% and non-performing assets-to-assets less than 2.00% (the "High Performing Peer Group").

 Historical Pre-Tax Return on Average Assets (%) Company versus Peers(1)

Source: Company reports and SNL Financial.

(1)
The Company's pre-tax ROAA gives effect to the Lincoln Acquisition starting July 1, 2012. For 2006 through June 30, 2012, the Company's pre-tax ROAA does not include Lincoln S.B. Corp. and its subsidiaries. See "Basis of Presentation." The Company's pre-tax ROAA includes the following significant non-recurring items in the following years:

•
2011: $25.4 million bargain purchase gains;

•
2012: $11.4 million bargain purchase gains, $9.7 million net realized gain on securities, and $6.7 million net positive adjustments on FDIC indemnification asset and true-up liability; and

•
2013: $9.1 million net realized loss on securities and $6.9 million net loss related to the sale of branches.

        Leading Market Position in Core Mid-Sized Markets, with Growth Opportunity in the Chicago Metropolitan Market.    We have developed a track record of personalized service with the customers in our core mid-sized markets that dates back several decades. As a result, we maintain a weighted average market share of more than 20% of deposits and a top three market share rank of deposits in six of our seven largest mid-sized markets as of June 30, 2018 (according to SNL Financial data). We have always found these markets to be attractive, underscored by a relatively stable population base. Our strong presence in these markets is attributed to three primary factors: 1) our sustained commitment to these communities over several decades; 2) our ability to successfully integrate a series of strategic, in-market acquisitions while maintaining acquired deposit relationships; and 3) relatively limited competition from money center banks. With regard to the Chicago MSA, we expect to see continued disruption in this metropolitan area from bank merger transactions and are in a position to capitalize on these events by growing deposits and loans, and attracting quality, experienced lenders.

 Company Market Share by County

					Market
		Company
							Money Center Bank Share(1)
County	Deposits (millions)	# of Branches	% of Deposits	Market Share	Rank	Market Deposits (millions)		Pop. (in '000s)
McLean	$509.7	9	18%	16.5%	2	$3,088	11.6%	172
DeKalb	338.4	7	12%	14.1%	4	2,403	—	105
Logan	237.8	4	8%	40.7%	1	584	—	29
Tazewell	234.4	7	8%	8.3%	2	2,825	—	133
Cook	220.5	2	8%	0.1%	53	281,679	41.0%	5,197
Bureau	201.4	4	7%	21.3%	1	945	—	33
Woodford	193.1	7	7%	28.1%	2	688	—	39
DeWitt	150.5	3	5%	38.3%	1	393	—	16
Other Counties	731.2	21	26%

Total	$2,816.9	64	100%

Source:
SNL Financial.

Note:
Shaded counties denote Company's top mid-sized markets by deposit share. Excludes deposits from non-retail branches (McLean County excludes State Farm Bank given its lack of retail banking locations).

(1)
Money center banks include J.P. Morgan, Bank of America, Wells Fargo and Citi.

        Stable, Low-Cost Core Deposit Base.    By virtue of our market positioning within our core mid-sized market footprint and our excellent customer relationships, we have been able to develop an attractive funding base characterized by a stable source of low-cost deposits. This is reflected in our cost of deposits of only 0.29% as of March 31, 2019, which compares very favorably to Midwestern peers at 0.89% and reflects a cumulative deposit beta of only 6% since 2016. Given our loans to deposits ratio of 77%, we have been able to maintain our reliance on non-core deposits at less than 2% and increase our composition of non-interest bearing deposits from 21.7% to 23.4%, each for the period from December 31, 2016 to March 31, 2019, with no reliance on brokered deposits as of March 31, 2019, despite the rising rate environment.

Deposit Elasticity During the Current Rising Rate Cycle

Source: SNL Financial.

        The relative stability in our cost of deposits has been a significant factor in the expansion of net interest margin from 3.87% for the year ended December 31, 2016 to 4.44% in the first quarter of 2019. Our taxable equivalent net interest margin increased from 4.04% for the year ended December 31, 2016 to 4.52% in the first quarter of 2019, and our net interest margin excluding accretable yield increased from 3.62% for the year ended December 31, 2016 to 4.26% in the first quarter of 2019, ultimately contributing to improvement in bottom-line profitability over the same period. For a reconciliation of taxable equivalent net interest margin and net interest margin excluding accretable yield to net interest margin, the most directly comparable financial measure prepared in accordance with GAAP, see "—Summary Historical Consolidated Financial and Other Data."

Net Interest Margin (%) Company vs. Peers

Source: SNL Financial. Note: Peer Group NIM shown on FTE basis where available.

        Track Record of Successfully Integrating Acquisitions.    Throughout our history we have pursued a strategy of disciplined organic and acquisitive growth while maintaining a strong track record of profitability. Since 2010, we have successfully completed seven acquisitions, including four failed banks purchased from the FDIC and three private whole-bank transactions. Through these acquisitions, our management team has demonstrated a disciplined approach to identifying and integrating strategic transactions that either added density to our footprint or expanded our footprint into attractive markets to ultimately build long-term stockholder value. Following each transaction, we retained the majority of our acquired deposit and desired lending relationships, which we believe is reflective of the strength of our relationship-based community banking focus and the quality of our established integration processes. We believe this approach will continue to position the Company to be the acquirer of choice for other institutions in our target markets.

Bank	Year Acquired	Type	Deposits at Acquisition
Bank of Illinois	2010	FDIC-assisted	$175.9 million
Western Springs National Bank	2011	FDIC-assisted	$183.9 million
Bank of Shorewood	2011	FDIC-assisted	$105.4 million
Farmer City State Bank	2012	Private	$70.1 million
Citizens First National Bank	2012	FDIC-assisted	$807.9 million
National Bancorp, Inc. (American Midwest Bank)	2015	Private	$446.5 million
Lincoln S.B. Corp (State Bank of Lincoln)(1)	2018	Private	$357.3 million

(1)
Although the Lincoln Acquisition is identified as an acquisition in the above table, the transaction was accounted for as a change of reporting entity due to its common control with Heartland Bancorp. See "Basis of Presentation."

        Prudent Risk Management.    Our management team recognizes that risk management is paramount to our ability to create long-term stockholder value and has instilled a culture of adherence to well- developed risk management procedures throughout the Company. Our diversified loan portfolio is primarily originated from borrowers within our footprint and is subject to a rigorous credit evaluation process that balances responsiveness with prudent underwriting practices. A centralized credit underwriting group underwrites all credit exposures over $500,000 ensuring consistent application of credit standards throughout the Company and we have established processes to monitor the loan portfolio on a regular basis. Our management team and board of directors have also established concentration limits by loan type, industry, and related borrower, which are regularly reviewed in light of current conditions in our targeted market areas to mitigate developing risk areas within our loan portfolio and to ensure that the asset quality of our loan portfolio remains very strong. As a result, nonperforming loans represented only 0.64% of our total loan portfolio, and net charge-offs were modest at only 0.05% of average loans for the quarter ended March 31, 2019. Moreover, a substantial portion of our non-performing loans are attributed to loans that we acquired, which we expect will improve as acquired loans run off and are redeployed into loans originated by our team of lenders.

        Experienced Executive Management Team with Deep Ties to the Local Community.    Our management team is comprised of professionals with broad experience in community and regional banking, with a particular emphasis on building customer relationships, credit analysis and structuring, and a commitment to risk management. This team has been the driving force of our growth and delivery of consistent profitability by leveraging our local knowledge and developing high-touch customer relationships which are the hallmark of a strong community bank. In addition, our management team and our board of directors, under the leadership of our Chairman, CEO and President, Fred Drake, approach each decision with an ownership mentality and place long-term stockholder value creation top of mind. Further, we have been able to recruit high quality team members from other financial services organizations to supplement the depth and skill of our team. With an average tenure of more than 30 years in the industry, our management team has the depth and capabilities to continue to execute our banking strategy. Through their collective leadership, we have driven earnings per share improvement from $64.86 in 2016 to $70.70 in 2018 as reported and $43.48 in 2016 to $53.52 in 2018 on a C Corp equivalent basis.

Our Business Strategy

        We intend to pursue the following strategies that we believe will continue to drive growth while maintaining our high levels of asset quality and profitability:

        Preserve Strong Ties to our Communities.    Our community banking approach stems from our Midwest values—hard work, perseverance and doing the right things for our customers, staff, stockholders and communities. Our senior management team lives and works in the communities we serve, and our commitment to delivering banking products and services that support the needs of our target customers enables us to preserve and grow share in our markets. The quality of our comprehensive suite of products and services coupled with our relationship-based approach to banking contribute meaningfully to our growth and success.

        Deploy Excess Deposit Funding into Loan Growth Opportunities.    Our strong market share in our core mid-sized markets provide a stable source of attractive funding. Our management believes our scale in these mid-sized markets and the relative dearth of money center banking institutions operating in them creates a highly defensible market position whereby we can continue to maintain our funding cost advantage relative to our peer groups. We plan to prudently make use of our current balance sheet liquidity (as represented by our 77% loan to deposit ratio, versus 92% for our geographic peers) by deploying excess funding into loan growth opportunities in the larger, more diverse Chicago MSA. We believe the Chicago MSA provides significant opportunities for loan growth, and will ultimately lead to continued strong profitability. Many competitors in this market are money center or super-regional banks, and we believe our responsive, local decision-making provides a competitive advantage over these larger, more bureaucratic institutions. Further, we expect to continue to benefit from continued market disruption in the Chicago MSA caused by recent significant bank acquisitions to acquire talent and customers experiencing dislocation.

        Maintain a Prudent Approach to Credit Underwriting.    Robust underwriting and pricing standards have been a hallmark of the Company and continue to serve as a central tenet of our banking strategy even as we grow our loan portfolio in newer markets. We intend to prudently deploy our excess funding and liquidity into assets that optimize risk-adjusted returns and maintain peer-leading net interest margin with minimal losses. Further, we believe our history of maintaining strong asset quality and minimal levels of problem assets even through the Great Recession confirms the effectiveness of our strong credit underwriting. Our underwriting strength is further demonstrated by our low levels of net charge-offs on originated loans which have been below 0.20% of average originated loans in each of the last three calendars years and were 0.04% for the quarter ended March 31, 2019.

        Pursue Strategic Acquisitions.    Our management team has a history of successfully integrating strategic acquisitions over several decades. We believe this track record, coupled with the flexibility to use stock as a transaction currency, will position the Company to be an attractive acquirer for many potential partners. We continue to opportunistically seek acquisitions that are either located within our market footprint, in adjacent markets or provide a new growth opportunity that is strategically and financially compelling and consistent with our culture. Illinois is an attractive market for acquisitions, given the presence of more than 375 banking institutions with less than $2.0 billion of assets. In particular, nearly two-thirds of the approximately 150 banking institutions operating in the Chicago MSA have total assets less than $1.0 billion, providing a wealth of potential targets for further consolidation.

Our Leadership Team

        Our executive management team consists of professionals with broad experience in community and regional banking, combining finance, credit, marketing and risk management experience. With an average tenure of more than 30 years in the industry, we have the depth and capabilities to execute our strategy of continued organic and acquisitive growth.

        Fred L. Drake, Chairman, CEO and President of the Company, leads our executive team. He joined Heartland Bank's predecessor bank, Bank of Carlock, in 1983. In 1992, he led our entry into the Bloomington-Normal market, one of Heartland Bank's most successful initiatives, setting the tone for the Company's organic growth in the 1990s and early 2000s. He provides leadership in all facets, including overall strategy, growth, and acquisitions. Mr. Drake holds a BS in Finance and an MBA, both from University of Illinois. Mr. Drake has long been active in the Bloomington-Normal community serving on boards of various community organizations. Mr. Drake serves as our chairman of the board and as chairman of the board for Heartland Bank and Lincoln Bank.

        J. Lance Carter is Executive Vice President and Chief Operating Officer of the Company and Heartland Bank. Mr. Carter joined the Company in 2001 and served as our Chief Credit Officer from March 2010 to December 2018. He was named Chief Operating Officer in June 2015. Mr. Carter's responsibilities include oversight of loan approval, loan operations, special assets, finance, risk management, retail, and information technology. Mr. Carter holds a BS in Finance and an MBA from the University of Illinois. He has also completed the Graduate School of Banking at University of Wisconsin—Madison. Mr. Carter serves on our board and on the board of Heartland Bank.

        Patrick F. Busch is Executive Vice President and Chief Lending Officer of the Company, and President and Chief Lending Officer of Heartland Bank. He joined the Company in 1995 and was named President and Chief Lending Officer of Heartland Bank in March 2010. As Chief Lending

Officer, Mr. Busch has been critical in establishing the loan culture and integrating acquisitions over the years. He played a leading role in Heartland Bank's organic growth in Bloomington-Normal, Champaign and Peoria and is responsible for oversight of senior lenders and market leaders, mortgage lending, and treasury management services. Mr. Busch received a BS in Business Administration from Illinois Wesleyan University and completed the Stonier Graduate School of Banking. He serves on our board and on the board of Heartland Bank.

        Matthew J. Doherty has served as Executive Vice President and Chief Financial Officer for the Company and Heartland Bank since March 2010. Mr. Doherty has previously worked at a number of financial institutions, including money center banks, where his primary roles included advising community bank clients on fixed income securities and capital market solutions. As Chief Financial Officer, Mr. Doherty is responsible for oversight of accounting, financial and tax reporting, bond investments, ALCO, municipal deposits and loans, and wealth management. Mr. Doherty has a BS in Accounting from the University of Illinois and is also a certified public accountant (CPA) and a chartered financial analyst (CFA).

        Lawrence J. Horvath is Executive Vice President and Regional Senior Lender for Heartland Bank. He joined Heartland Bank in 2010 and currently oversees commercial lending for all Heartland Bank markets outside Cook County and the Chicago Suburban area. Mr. Horvath has been active in the Bloomington community serving on boards of various community organizations. In addition, he currently serves on the loan committee for the largest community development corporation in the state and is also Heartland Bank's representative serving on the board for Illinois Real Estate Title Center. Mr. Horvath holds a BS in Finance from Western Illinois University.

        Larry J. Kallembach is Executive Vice President and Chief Information Officer for the Company and Heartland Bank. Prior to joining the Company in July 2016, Mr. Kallembach served as Executive Vice President—Operations and Technology at MB Financial Bank. As our Chief Information Officer, Mr. Kallembach's responsibilities include oversight of information technology and security, networks, core data systems, and facilities management. He holds a BS in Finance from Indiana University and an MBA from University of Illinois and has 40 years of experience in the industry.

        Diane H. Lanier is Executive Vice President and Chief Retail Officer for the Company and Heartland Bank. She joined the Company in 1997 as our Marketing Director and assumed her current role as Chief Retail Officer in March 2010. As Chief Retail Officer, Ms. Lanier has oversight of the retail branch and support operations, retail lending and community reinvestment, marketing, and human resources. Ms. Lanier received a BS in Marketing from Louisiana State University and completed the ABA School of Bank Marketing and Management. Ms. Lanier serves as Corporate Secretary for the Company and Heartland Bank.

        Mark W. Scheirer is Senior Vice President and Chief Credit Officer for the Company and Heartland Bank. Mr. Scheirer joined the Company in 2011 and has served in multiple capacities, including as a Senior Credit Officer, and as our Chief Credit Officer beginning in January 2019. As Chief Credit Officer, Mr. Scheirer is responsible for the overall credit quality of the loan portfolio and all credit administration activities for both subsidiary banks. He has a BS in Finance from the University of Illinois and has also completed the Graduate School of Banking at University of Wisconsin-Madison.

        Andrea E. Zurkamer is Senior Vice President and Chief Risk Officer for the Company and Heartland Bank. Ms. Zurkamer joined the Company as our Director of Risk Management in June 2013 and was named our Chief Risk Officer in July 2017. Previously, Ms. Zurkamer worked as a bank auditor and consultant for CliftonLarsonAllen for 13 years. As our Chief Risk Officer, Ms. Zurkamer is responsible for overall risk management, including internal audit, loan review, compliance and BSA/investigations. She is a graduate of Illinois State University with a BS in Financial Accounting and is a CPA.

 Risk Factors

        Our business is subject to a number of substantial risks and uncertainties you should consider before making a decision to invest in our common stock. These risks are discussed more fully in the section entitled "Risk Factors." Significant risk factors include, but are not limited to, the following:

  •
  We may not be able to adequately measure and limit our credit risk, which could lead to unexpected losses;

  •
  Our allowance for loan losses may prove to be insufficient to absorb potential losses in our loan portfolio;

  •
  Many of our loans are to commercial borrowers, which have a higher degree of risk than other types of loans; and

  •
  The small to midsized business to which we lend may have fewer resources to weather adverse business developments, which may impair a borrower's ability to repay a loan, and such impairment could adversely affect our results of operations and financial condition.

The Lincoln Acquisition

        On December 31, 2018, we completed the merger of Lincoln S.B. Corp, the parent company of Lincoln Bank, with and into Heartland Bancorp with Heartland Bancorp as the surviving corporation. Lincoln Bank became a wholly owned subsidiary of Heartland Bancorp. Our voting ownership and the voting ownership of Lincoln S.B. Corp were considered under common control on the effective date of the Lincoln Acquisition and for all prior periods presented in the consolidated financial statements.

Corporate Information

        Our principal executive office is located at 401 North Hershey Road, Bloomington, Illinois 61704, and our telephone number is (888) 897-2276. We maintain an Internet website at            . The information contained on or accessible from our websites does not constitute a part of this prospectus and is not incorporated by reference herein.

 The Offering

Issuer	Heartland Bancorp, Inc.
Common stock offered by us	shares
Underwriters' option to purchase additional shares	We have granted the underwriters a 30-day option to purchase up to an additional shares from us at the public offering price less underwriting discounts and commissions.
Common stock to be outstanding immediately after completion of this offering	shares
Use of proceeds

We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and the estimated offering expenses, will be approximately $             million, or approximately $             million if the underwriters' option is exercised in full, assuming an initial public offering price of $             per share (the midpoint of the range set forth on the cover page of this prospectus). We intend to use the net proceeds from this offering to fund a $             million distribution to our existing stockholders. See "Distribution to stockholders." We intend to use the remaining net proceeds from this offering to support our growth, including to fund organic growth and implement our strategic initiatives, which may include the potential expansion of our business through opportunistic acquisitions, for working capital and other general corporate purposes, and to strengthen our regulatory capital position. See "Use of Proceeds."

Distribution to stockholders

At December 31, 2018, we had in excess of $188 million of S Corp earnings, which have been, or will be, taxed to our existing stockholders, but have not been distributed to them. As a result and in connection with the termination of our status as an S Corp, we are able to make a cash distribution to our existing stockholders in an amount equal to a significant portion of the taxed, yet undistributed, earnings.

In connection with this offering, our board of directors has approved a cash distribution to our existing stockholders in the amount of $             million (the "Distribution"). The Distribution is contingent upon, and payable to our existing stockholders immediately following, the closing of this offering. Purchasers of our common stock in this offering will not be entitled to receive any portion of the Distribution.

Dividend policy

Historically, we have been an S Corp, and as such, we have paid distributions to our existing stockholders to assist them in paying the U.S. federal income taxes on our taxable income that is "passed through" to them as well as additional amounts for returns on capital. Following this offering, we will be taxed as a "C corporation" (a "C Corp") under the provisions of Sections 301 through 385 of the Code and, therefore, we will no longer pay distributions to provide our stockholders with funds to pay U.S. federal income tax on their pro rata portion of our taxable income.

After this offering, we expect to pay periodic dividends to holders of our common stock, however we may elect not to pay dividends, or may be unable to do so or restricted from doing so under applicable laws and regulations. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including general and economic conditions, industry standards, our financial condition and operating results, our available cash and current and anticipated cash needs, capital requirements, banking regulations, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us, and such other factors as our board of directors may deem relevant. See "Dividend Policy."

Controlled company

Over 95% of our currently outstanding common stock is held in a voting trust (the "Voting Trust") pursuant to which Fred Drake, our CEO, exercises voting control. Upon the closing of this offering, the Voting Trust will continue to beneficially own more than 50% of the voting power for the election of members of our board of directors and we will be a "controlled company" under the            corporate governance rules. As a controlled company, we qualify for, and intend to rely on, exemptions from certain corporate governance requirements of the            . See "Management—Controlled Company."

Directed share program

At our request, the underwriters have reserved up to            of the shares of common stock being offered by this prospectus for sale at the initial public offering price to our directors, officers, employees and other individuals associated with us. The sales will be made by            , an underwriter of this offering, through a directed share program. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of common stock available to the general public. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of common stock. Reserved shares purchased by our directors and officers in the directed share program will be subject to lock-up restrictions described in this prospectus.

Proposed symbol for trading on	"HBT"

Risk factors

You should carefully read and consider the risks relating to us, our business and an investment in our common stock discussed in the "Risk Factors" section of this prospectus and all other information set forth in this prospectus before investing in our common stock.

        Unless otherwise indicated, all information in this prospectus relating to the number of shares of common stock to be outstanding immediately after this offering:

  •
  assumes the effectiveness of our amended and restated certificate of incorporation and amended and restated bylaws, which we will adopt prior to the completion of this offering;

  •
  gives effect to the exchange of all of our outstanding Series A nonvoting stock for common stock on a one-for-one basis, which we intend to make prior to the completion of this offering;

  •
  does not give effect to a                -for-one stock split that we intend to make prior to the completion of this offering and will reflect in a subsequent filing;

  •
  excludes an aggregate of                shares of our common stock reserved for issuance under our Omnibus Incentive Plan (as defined herein) that we intend to adopt in connection with this offering; and

  •
  assumes (1) no exercise by the underwriters of their option to purchase up to                additional shares from us and (2) an initial public offering price of $            per share, the midpoint of the price range set forth on the cover of this prospectus.

Summary Historical Consolidated Financial and Other Data

        The following tables set forth (i) our summary historical consolidated financial data as of and for the years ended December 31, 2018, 2017 and 2016, (ii) our summary unaudited historical consolidated financial data as of and for the three months ended March 31, 2019 and 2018 and (iii) certain C Corp equivalent information to reflect our conversion from a subchapter S Corp to a C Corp in connection with this offering as if it had occurred at the beginning of each period. The consolidated financial and other data as of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated financial and other data as of and for the three months ended March 31, 2019 and 2018 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The summary historical consolidated financial data does not reflect the            -for-one stock split that we intend to effectuate prior to this offering.

        Our historical results for any prior period are not necessarily indicative of results to be expected in any future period. The following summary consolidated financial and other data are qualified in their entirety by reference to, and should be read in conjunction with, the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and notes thereto included elsewhere in this prospectus.

	Three Months Ended March 31, (unaudited)		Year Ended December 31,
	2019	2018	2018	2017	2016
	(dollars in thousands, except per share data)
Statement of Income Data:
Total interest and dividend income	$36,957	$33,041	$137,432	$127,593	$127,705
Total interest expense	2,497	1,730	7,990	6,595	6,604

Net interest income	34,460	31,311	129,442	120,998	121,101
Provision for loan losses	776	(351)	5,697	3,139	6,434

Net income after provision for loan losses	33,684	31,662	123,745	117,859	114,667
Total noninterest income	7,384	8,625	31,625	34,584	39,354
Total noninterest expense	22,117	22,050	90,702	95,470	94,434

Income before income tax expense	18,951	18,237	64,668	56,973	59,587
Income tax expense	215	159	869	870	1,041

Net income	$18,736	$18,078	$63,799	$56,103	$58,546

Net interest income (tax-equivalent basis)(1)	$35,070	$31,979	$132,103	$126,525	$126,569
Core net income(1)	18,078	18,079	66,486	60,153	58,478
Per Share Data
Basic and diluted earnings per share	$20.79	$20.01	$70.70	$62.09	$64.86
Book value(2)(3)	364.55	355.56	377.64	358.50	361.08
Tangible book value(1)(3)	332.71	322.09	345.39	324.60	325.05
C Corp Equivalent Data:
C Corp equivalent net income(4)	$14,034	$13,564	$48,297	$37,294	$39,249
C Corp equivalent basic and diluted earnings per share(4)	15.57	15.01	53.52	41.28	43.48

	Three Months Ended March 31, (unaudited)		Year Ended December 31,
	2019	2018	2018	2017	2016
	(dollars in thousands, except per share data)
Balance Sheet Data (at end of period):
Cash and due from banks	$17,984	$32,215	$21,343	$39,121	$42,980
Interest-bearing deposits with banks	142,518	103,038	165,536	126,562	195,761
Cash and cash equivalents	160,502	135,253	186,879	165,683	238,741
Interest-bearing time deposits with banks	248	496	248	744	744
Securities available-for-sale, at fair value	681,233	770,019	679,526	769,571	687,120
Securities held-to-maturity	116,745	125,613	121,715	129,322	140,254
Equity securities	3,994	3,190	3,261	3,203	3,145
Restricted stock, at cost	2,719	2,713	2,719	2,876	7,127
Loans held for sale	2,496	3,674	2,800	4,863	7,826
Loans before allowance for loan losses	2,183,322	2,122,083	2,144,257	2,115,946	2,106,515
Allowance for loan losses	(21,013)	(19,187)	(20,509)	(19,765)	(19,708)
Loans, net of allowance for loan losses	2,162,309	2,102,896	2,123,748	2,096,181	2,086,807
Originated loans(1)	1,974,840	1,846,629	1,923,859	1,825,129	1,689,186
Acquired loans(1)	208,482	275,454	220,398	290,817	417,329
Total assets	3,257,667	3,275,779	3,249,569	3,312,875	3,317,124
Total deposits	2,821,443	2,832,338	2,795,970	2,855,685	2,877,181
Core deposits(1)	2,774,472	2,798,715	2,759,095	2,812,855	2,839,109
Borrowings and repurchase agreements	40,528	60,953	46,195	66,838	43,081
Total liabilities	2,929,074	2,954,514	2,909,173	2,988,959	2,990,872
Total stockholders' equity(3)	328,593	321,265	340,396	323,916	326,246

	Three Months Ended March 31, (unaudited)		Year Ended December 31,
	2019	2018	2018	2017	2016
	(dollars in thousands, except per share data)
Summary Ratios
Return on average assets(3)	2.32%	2.21%	1.96%	1.69%	1.76%
Return on average stockholders' equity(3)	21.59%	22.16%	19.32%	16.58%	16.93%
Core return on average assets(1)	2.24%	2.21%	2.05%	1.81%	1.76%
Core return on average stockholders' equity(1)	20.83%	22.16%	20.13%	17.78%	16.91%
Net interest margin	4.44%	4.01%	4.16%	3.83%	3.87%
Net interest margin excluding accretable yield(1)	4.26%	3.86%	4.03%	3.67%	3.62%
Net interest margin (tax-equivalent basis)(1)	4.52%	4.10%	4.25%	4.01%	4.04%
Efficiency ratio	51.96%	54.24%	55.35%	60.13%	57.49%
Efficiency ratio (tax-equivalent basis)(1)	51.21%	53.34%	54.45%	58.07%	55.60%
Yield on loans	5.69%	5.15%	5.35%	5.09%	5.17%
Yield on loans excluding accretable yield(1)	5.44%	4.92%	5.16%	4.85%	4.81%
Yield on interest-earning assets	4.76%	4.23%	4.42%	4.04%	4.08%
Cost of interest-bearing liabilities	0.45%	0.31%	0.36%	0.29%	0.28%
Cost of total deposits	0.29%	0.17%	0.21%	0.17%	0.18%
C Corp Equivalent Summary Ratios
C Corp equivalent return on average assets(3)(4)	1.74%	1.66%	1.49%	1.12%	1.18%
C Corp equivalent return on average stockholders' equity(3)(4)	16.17%	16.62%	14.63%	11.02%	11.35%
Credit Quality Ratios
Allowance for loan losses to total loans before allowance for loan losses	0.96%	0.90%	0.96%	0.93%	0.94%
Comprehensive credit-related coverage(1)	1.14%	1.21%	1.16%	1.26%	1.45%
Allowance for loan losses to nonperforming loans	150.85%	86.96%	128.88%	89.43%	88.62%
Nonperforming loans to total loans before allowance for loan losses	0.64%	1.04%	0.74%	1.04%	1.06%
Nonperforming originated loans to total originated loans(1)	0.44%	0.84%	0.54%	0.85%	0.67%
Nonperforming assets to total assets	0.74%	1.12%	0.78%	1.17%	1.16%
Nonperforming assets to total loans and other real estate owned	1.10%	1.72%	1.18%	1.81%	1.81%
Nonperforming originated assets to total originated loans and other real estate owned(1)	0.51%	1.09%	0.61%	1.17%	0.94%
Net charge-offs to average loans	0.05%	0.04%	0.23%	0.15%	0.23%
Net charge-offs on originated loans to average originated loans(1)	0.04%	0.02%	0.17%	0.14%	0.08%
Balance Sheet Ratios
Average stockholders' equity to average assets	10.74%	9.96%	10.17%	10.19%	10.40%
Loan to deposit ratio	76.73%	74.38%	76.06%	73.57%	72.80%
Core deposits to total deposits(1)	98.34%	98.81%	98.68%	98.50%	98.68%
Capital Ratios (Company)
Stockholders' equity to assets	10.09%	9.81%	10.48%	9.78%	9.84%
Tangible common equity to tangible assets(1)	9.29%	8.97%	9.67%	8.94%	8.94%
Tier 1 leverage capital (to average assets)	10.45%	10.12%	10.80%	9.94%	9.93%
Tier 1 capital (to risk-weighted assets)	13.37%	13.72%	14.17%	13.58%	13.72%
Total capital (to risk-weighted assets)	14.21%	14.50%	14.99%	14.40%	14.54%
Common Equity Tier 1 (to risk-weighted assets) (CET1)	11.92%	12.23%	12.71%	12.09%	12.21%

(1)
These measures are not measures recognized under GAAP, and are therefore considered to be non-GAAP financial measures. See "GAAP reconciliation and management explanation of non-GAAP financial measures" for a reconciliation of these measures to their most comparable GAAP measures.

(2)
Book value per share equals our total stockholders' equity as of the date presented divided by the number of shares of our common stock outstanding as of the date presented. The number of shares of our common stock outstanding as of December 31, 2018, 2017 and 2016 was 901,375.6, 903,534.6, and 903,534.6, respectively. The number of shares of our common stock outstanding as of March 31, 2019 and 2018 was 901,375.6 and 903,534.6, respectively.

(3)
If we gave effect to our conversion from an S Corp to a C Corp in connection with this offering as of March 31, 2019, we would have recorded a deferred tax liability of approximately $0.1 million along with a corresponding $0.1 million decrease to stockholders' equity. This C Corp equivalent adjustment is not reflected in the amounts presented above.

(4)
We have calculated our C Corp equivalent net income, C Corp equivalent net income per share, C Corp equivalent assets, C Corp equivalent returns on average assets and C Corp equivalent return on average equity for each period shown by calculating a C Corp equivalent provision for income tax using an assumed combined effective income tax rate of 25.94% and 25.62% for three months ended March 31, 2019 and 2018, respectively, and a combined effective income tax rate of 25.32%, 34.54% and 34.13% for the years ended December 31, 2018, 2017 and 2016, respectively, and adjusting our historical net income for each period to give effect to the C Corp equivalent provision for income tax for such period.

GAAP reconciliation and management explanation of non-GAAP financial measures

        We identify certain of the financial measures discussed in this prospectus as being "non-GAAP financial measures." In accordance with the SEC's rules, we classify a financial measure as being a non-GAAP financial measure if that financial measure excludes or includes amounts, or is subject to adjustments that have the effect of excluding or including amounts, that are included or excluded, as the case may be, in the most directly comparable measure calculated and presented in accordance with generally accepted accounting principles as in effect from time to time in the United States in our statements of income, balance sheets or statements of cash flows. The non-GAAP financial measures that we discuss in this prospectus should not be considered in isolation or as a substitute for the most directly comparable or other financial measures calculated in accordance with GAAP. Moreover, the manner in which we calculate the non-GAAP financial measures that we discuss this prospectus may differ from that of other companies reporting measures with similar names. You should understand how such other banking organizations calculate their financial measures similar or with names similar to the non-GAAP financial measures we have discussed in this prospectus when comparing such non-GAAP financial measures. The following reconciliation tables provide a more detailed analysis of these non-GAAP financial measures.

Net interest income excluding accretable yield and net interest margin excluding accretable yield

        Net interest income excluding accretable yield is a non-GAAP financial measure that excludes the accretion of loan discounts resulting from acquisitions. We believe this measure provides important information related to net interest income that can be used in conjunction with comparison of other banking organizations. The most directly comparable financial measure calculated in accordance with GAAP is our net interest income.

        Net interest margin excluding accretable yield is the net interest income excluding accretable yield divided by average interest-earning assets. The most directly comparable financial measure calculated in accordance with GAAP is our net interest margin.

        The following table presents, as of the dates set forth below, net interest income compared with net interest income excluding accretable yield and presents net interest margin compared with net interest margin excluding accretable yield:

	Three Months Ended March 31, (unaudited)		Year Ended December 31,
	2019	2018	2018	2017	2016
	(Dollars in thousands)
Net interest income excluding accretable yield
Net interest income	$34,460	$31,311	$129,442	$120,998	$121,101
Less accretion of loan discounts	1,363	1,211	4,033	5,017	7,637

Net interest income excluding accretable yield	$33,097	$30,100	$125,409	$115,981	$113,464

Net interest margin excluding accretable yield
Net interest margin	4.44%	4.01%	4.16%	3.83%	3.87%
Less accretion of loan discounts	0.18%	0.15%	0.13%	0.16%	0.25%

Net interest margin excluding accretable yield	4.26%	3.86%	4.03%	3.67%	3.62%

Net interest income (tax equivalent basis) and net interest margin (tax equivalent basis)

        Net interest income on a tax-equivalent basis is a non-GAAP measure that adjusts for the tax-favored status of net interest income from loans and investments using a federal tax rate of 21% and state income tax rate of 9.5% for the three months ended March 31, 2019 and 2018 and the year ended December 31, 2018, a federal tax rate of 35% and state income tax rate of 8.63% for the year ended December 31, 2017, and federal tax rate of 35% and state income tax rate of 7.75% for the year ended December 31, 2016 to increase tax-exempt interest income to a tax-equivalent basis. We believe this measure to be the preferred industry measurement of net interest income and it enhances comparability of net interest income arising from taxable and tax-exempt sources. The most directly comparable financial measure calculated in accordance with GAAP is our net interest income.

        Net interest margin on a tax-equivalent basis is net interest income on a tax-equivalent basis divided by average interest-earning assets on a tax equivalent basis. The most directly comparable financial measure calculated in accordance with GAAP is our net interest margin.

        The following table presents, as of the dates set forth below, net interest income on a tax-equivalent basis compared with net interest income and presents net interest margin on a tax-equivalent basis compared with net interest margin:

	Three Months Ended March 31, (unaudited)		Year Ended December 31,
	2019	2018	2018	2017	2016
	(Dollars in thousands)
Net interest income (tax-equivalent basis)
Net interest income	$34,460	$31,311	$129,442	$120,998	$121,101
Adjustments:
Tax-equivalent adjustment	610	668	2,661	5,527	5,468

Net interest income (tax-equivalent basis)	$35,070	$31,979	$132,103	$126,525	$126,569

Net interest margin (tax-equivalent basis)
Net interest margin	4.44%	4.01%	4.16%	3.83%	3.87%
Adjustments:
Tax-equivalent adjustment	0.08%	0.09%	0.09%	0.18%	0.17%

Net interest margin (tax-equivalent basis)	4.52%	4.10%	4.25%	4.01%	4.04%

Loan interest income excluding accretable yield and yield on loans excluding accretable yield

        Loan interest income excluding accretable yield is a non-GAAP financial measure that excludes the accretion of loan discounts resulting from acquisitions. We believe this measure provides important information related to loan interest income that can be used in conjunction with comparison of other banking organizations. The most directly comparable financial measure calculated in accordance with GAAP is our loan interest income.

        Yield on loans excluding accretable yield is the loan interest income excluding accretable yield divided by average loans before allowance for loan losses. The most directly comparable financial measure calculated in accordance with GAAP is our yield on loans.

        The following table presents, as of the dates set forth below, loan interest income compared with net interest income excluding accretable yield and presents yield on loans compared with yield on loans excluding accretable yield:

	Three Months Ended March 31, (unaudited)		Year Ended December 31,
	2019	2018	2018	2017	2016
	(Dollars in thousands)
Loan interest income excluding accretable yield
Loan interest income	$30,781	$27,232	$114,034	$106,467	$110,178
Less accretion of loan discounts	1,363	1,211	4,033	5,017	7,637

Loan interest income excluding accretable yield	$29,418	$26,021	$110,001	$101,450	$102,541

Yield on loans excluding accretable yield
Yield on loans	5.69%	5.15%	5.35%	5.09%	5.17%
Less accretion of loan discounts	0.25%	0.23%	0.19%	0.24%	0.36%

Yield on loans excluding accretable yield	5.44%	4.92%	5.16%	4.85%	4.81%

Efficiency ratio (tax equivalent basis)

        The efficiency ratio on a tax-equivalent basis is a non-GAAP measure that provides a measure of productivity in the banking industry. This ratio is calculated to measure the cost of generating one dollar of revenue. That is, the ratio is designed to reflect the percentage of one dollar which must be expended to generate that dollar of revenue. We calculate this ratio by dividing adjusted noninterest expense by the sum of net interest income on a tax equivalent basis using a federal tax rate of 21% and state income tax rate of 9.5% for the three months ended March 31, 2019 and 2018 and the year ended December 31, 2018, a federal tax rate of 35% and state income tax rate of 8.63% for the year ended December 31, 2017, and federal tax rate of 35% and state income tax rate of 7.75% for the year ended December 31, 2016 to increase tax-exempt interest income to a tax-equivalent basis and noninterest income.

        The following table presents, as of the dates set forth below, the calculation of our efficiency ratio on a tax-equivalent basis.

	Three Months Ended March 31, (unaudited)		Year Ended December 31,
	2019	2018	2018	2017	2016
	(Dollars in thousands)
Total noninterest expense	$22,117	$22,050	$90,702	$95,470	$94,434
Less amortization of intangible assets	376	390	1,559	1,916	2,183

Adjusted noninterest expense	$21,741	$21,660	$89,143	$93,554	$92,251

Net interest income	$34,460	$31,311	$129,442	$120,998	$121,101
Total noninterest income	7,384	8,625	31,625	34,584	39,354

Operating Revenue	41,844	39,936	161,067	155,582	160,455
Tax-equivalent adjustment	610	668	2,661	5,527	5,468

Operating Revenue (tax-equivalent basis)	$42,454	$40,604	$163,728	$161,109	$165,923

Efficiency Ratio	51.96%	54.24%	55.35%	60.13%	57.49%
Efficiency Ratio (tax-equivalent basis)	51.21%	53.34%	54.45%	58.07%	55.60%

Tangible book value per share and tangible common equity to tangible assets

        Tangible book value per share and tangible common equity to tangible assets are non-GAAP measures generally used by investors to evaluate capital adequacy. We calculate: (i) tangible common equity as total stockholders' equity less goodwill and other intangible assets; (ii) tangible assets as total assets less goodwill and other intangible assets, (iii) tangible book value per share as tangible common equity (as described in clause (i)) divided by shares of common stock outstanding and (iv) tangible common equity to tangible assets is the ratio of tangible common equity (as described in clause (i)) to tangible assets (as described in clause (ii)). For tangible book value per share, the most directly comparable financial measure calculated in accordance with GAAP is our book value per share and for tangible common equity to tangible assets, the most directly comparable financial measure calculated in accordance with GAAP is our total stockholders' equity to total assets.

        We believe that these non-GAAP financial measures are important information to be provided to you because, as do our management, banking regulators, many investors, you can use the tangible book value in conjunction with more traditional bank capital ratios to assess our capital adequacy without the effect of our goodwill and core deposit intangible assets and compare our capital adequacy with the capital adequacy of other banking organizations with significant amounts of goodwill and/or core deposit intangible assets, which typically stem from the use of the purchase accounting method of accounting for mergers and acquisitions.

        The following table presents, as of the dates set forth below, tangible common equity compared with total stockholders' equity, tangible book value per share compared with our book value per share and common equity to tangible assets compared to total stockholders' equity to total assets:

	As of March 31, (unaudited)		As of December 31,
	2019	2018	2018	2017	2016
	(Dollars in thousands, except per share data)
Tangible Assets
Total assets	$3,257,667	$3,275,779	$3,249,569	$3,312,875	$3,317,124
Adjustments:
Goodwill	(23,620)	(23,620)	(23,620)	(23,620)	(23,620)
Core deposit intangible assets, net	(5,077)	(6,622)	(5,453)	(7,012)	(8,928)

Tangible assets	$3,228,970	$3,245,537	$3,220,496	$3,282,243	$3,284,576

Tangible Common Equity
Total stockholders' equity	$328,593	$321,265	$340,396	$323,916	$326,246
Adjustments:
Goodwill	(23,620)	(23,620)	(23,620)	(23,620)	(23,620)
Core deposit intangible assets, net	(5,077)	(6,622)	(5,453)	(7,012)	(8,928)

Tangible common equity	$299,896	$291,023	$311,323	$293,284	$293,698

Shares outstanding	901,375.60	903,534.60	901,375.60	903,534.60	903,534.60
Book value per share	$364.55	$355.56	$377.64	$358.50	$361.08
Tangible book value per share	$332.71	$322.09	$345.39	$324.60	$325.05
Total stockholders' equity to total assets	10.09%	9.81%	10.48%	9.78%	9.84%
Tangible common equity to tangible assets	9.29%	8.97%	9.67%	8.94%	8.94%

Core net income, core return on average assets and core return on average stockholders' equity

        Core net income is a non-GAAP financial measure that adjusts for non-recurring gains or losses on sales of securities and bank premises and equipment, expenses related to FDIC indemnification assets and liabilities, a one-time charge related to an employee benefits policy change and net earnings from closed operations including gain on sale of HBT Insurance, First Community Title Services, Inc., and HB Credit Company. We believe this non-GAAP financial measure provides investors additional insights into operational performance of the Company. The most directly comparable financial measure calculated in accordance with GAAP is the net income. Core return on average assets is a non-GAAP financial measure that is calculated by dividing core net income for a period by average assets for the period. Core return on average stockholders' equity is a non-GAAP financial measure that is calculated by dividing core net income for a period by average stockholders' equity for the period.

        The following table presents, as of the dates set forth below, core net income compared to net income:

	Three Months Ended March 31, (unaudited)		Year Ended December 31,
	2019	2018	2018	2017	2016
	(Dollars in thousands)
Core Net Income
Net income	$18,736	$18,078	$63,799	$56,103	$58,546
Non-core adjustments:
Net earnings (losses) from HB Credit Company	—	(91)	(979)	1,284	609
Net earnings from HBT Insurance including gain on sale	290	74	221	217	50
Net earnings (losses) from First Community Title Services, Inc. including gain on sale	259	(84)	(64)	211	305
Net realized gain (loss) on sales of securities	—	—	(2,541)	(1,275)	106
One-time charge related to an employee benefits policy change	—	—	—	(1,336)	—
Net gain (loss) on bank premise and equipment	109	100	676	(2,152)	19
Expenses related to FDIC indemnification assets and liabilities	—	—	—	(999)	(1,021)

Less total non-core adjustments	658	(1)	(2,687)	(4,050)	68

Core net income	$18,078	$18,079	$66,486	$60,153	$58,478

Return on average assets	2.32%	2.21%	1.96%	1.69%	1.76%
Core return on average assets	2.24%	2.21%	2.05%	1.81%	1.76%
Return on average stockholders' equity	21.59%	22.16%	19.32%	16.58%	16.93%
Core return on average stockholders' equity	20.83%	22.16%	20.13%	17.78%	16.91%

Core deposits

        Core deposits are a non-GAAP financial measure that excludes time deposits of $250,000 or more and brokered deposits. We believe this non-GAAP financial measure provides investors with information regarding the stability of the Company's sources of funds. The most directly comparable financial measure calculated in accordance with GAAP is total deposits.

	As of March 31, (unaudited)		As of December 31,
	2019	2018	2018	2017	2016
	(Dollars in thousands)
Core Deposits
Total deposits	$2,821,443	$2,832,338	$2,795,970	$2,855,685	$2,877,181
Less time deposits of $250,000 or more	46,971	33,623	36,875	42,830	38,072
Less brokered deposits	—	—	—	—	—

Core deposits	$2,774,472	$2,798,715	$2,759,095	$2,812,855	$2,839,109

Core deposits to total deposits	98.34%	98.81%	98.68%	98.50%	98.68%

Originated loans and acquired loans

        Originated loans and related credit quality ratios such as net charge-offs on originated loans to average originated loans, nonperforming originated loans to total originated loans, nonperforming originated assets to total originated loans and other real estate owned, and originated loans by risk rating are non-GAAP financial measures that exclude loans acquired through an acquisition. Loans acquired through an acquisition were not underwritten using the Company's policies and procedures. We believe these non-GAAP financial measures provide investors with information regarding the credit quality of loans underwritten using the Company's policies and procedures. The most directly comparable financial measure calculated in accordance with GAAP are total loans, net charge-offs to average loans, nonperforming loans to total loans, nonperforming assets to total loans and other real estate owned and loans by risk rating.

	As of and for the Three Months Ended March 31, (unaudited)		As of and for the Year Ended December 31,
	2019	2018	2018	2017	2016
	(Dollars in thousands)
Total loans	$2,183,322	$2,122,083	$2,144,257	$2,115,946	$2,106,515
Less: acquired loans	208,482	275,454	220,398	290,817	417,329

Originated loans	$1,974,840	$1,846,629	$1,923,859	$1,825,129	$1,689,186

Total nonaccrual loans	$13,877	$21,985	$15,876	$22,074	$20,494
Less: acquired loans on nonaccrual	5,258	6,583	5,547	6,569	10,983

Originated loans on nonaccrual	$8,619	$15,402	$10,329	$15,505	$9,511

Total loans past due 90 days, still accruing	$53	$80	$37	$28	$1,745
Less: acquired loans past due 90 days, still accruing	—	—	—	—	—

Originated loans past due 90 days, still accruing	$53	$80	$37	$28	$1,745

Total nonperforming loans	$13,930	$22,065	$15,913	$22,102	$22,239
Less: nonperforming acquired loans	5,258	6,583	5,547	6,569	10,983

Nonperforming originated loans	$8,672	$15,482	$10,366	$15,533	$11,256

Total other real estate owned	$10,151	$14,765	$9,559	$16,545	$16,224
Less: other real estate owned acquired through bank merger	8,713	10,138	8,164	10,595	11,629

Originated other real estate owned	$1,438	$4,627	$1,395	$5,950	$4,595

Total nonperforming assets	$24,081	$36,830	$25,472	$38,647	$38,463
Less: nonperforming assets acquired through bank merger	13,971	16,721	13,711	17,164	22,612

Nonperforming originated assets	$10,110	$20,109	$11,761	$21,483	$15,851

Total nonperforming loans to total loans	0.64%	1.04%	0.74%	1.04%	1.06%
Total nonperforming assets to total loans and other real estate owned	1.10%	1.72%	1.18%	1.81%	1.81%
Nonperforming acquired loans to total acquired loans	2.52%	2.39%	2.52%	2.26%	2.63%
Nonperforming acquired assets to total acquired loans and other real estate owned	6.43%	5.85%	6.00%	5.69%	5.27%

	As of and for the Three Months Ended March 31, (unaudited)		As of and for the Year Ended December 31,
	2019	2018	2018	2017	2016
	(Dollars in thousands)
Nonperforming originated loans to total originated loans	0.44%	0.84%	0.54%	0.85%	0.67%
Nonperforming originated assets to total originated loans and other real estate owned	0.51%	1.09%	0.61%	1.17%	0.94%
Net charge-offs	$(272)	$(227)	$(4,953)	$(3,082)	$(4,974)
Less: net charge-offs on acquired loans	(74)	(116)	(1,816)	(582)	(3,729)

Net charge-offs on originated loans	$(198)	$(111)	$(3,137)	$(2,500)	$(1,245)

Net charge-offs to average loans	0.05%	0.04%	0.23%	0.15%	0.23%
Net charge-offs on acquired loans to average acquired loans	0.28%	0.16%	0.70%	0.17%	0.72%
Net charge-offs on originated loans to average originated loans	0.04%	0.02%	0.17%	0.14%	0.08%
Loans risk rated Pass	$1,969,072	$1,930,260	$1,945,019	$1,933,389	$1,885,462
Less: loans acquired through bank merger	153,790	214,426	166,824	227,454	317,583

Originated loans risk rated Pass	$1,815,282	$1,715,834	$1,778,195	$1,705,935	$1,567,879

Loans risk rated Watch	$136,526	$121,259	$127,595	$120,151	$142,888
Less: loans acquired through bank merger	26,552	36,018	25,595	38,421	56,448

Originated loans risk rated Watch	$109,974	$85,241	$102,000	$81,730	$86,440

Loans risk rated Substandard	$77,724	$70,564	$71,643	$62,406	$78,165
Less: loans acquired through bank merger	28,140	25,010	27,979	24,942	43,298

Originated loans risk rated Substandard	$49,584	$45,554	$43,664	$37,464	$34,867

Comprehensive Credit-Related Coverage

        Comprehensive credit-related coverage is non-GAAP financial measures that includes the allowance for loan losses and credit-related loan discounts resulting from business combination accounting. We believe this non-GAAP financial measure provide investors with information to better compare the Company's credit quality to other banking organizations as the effect of acquisition accounting is more clearly presented. The most directly comparable financial measure calculated in accordance with GAAP is the allowance for loan losses to total loans before allowance for loan losses ratio.

	As of March 31, (unaudited)		As of December 31,
	2019	2018	2018	2017	2016
	(Dollars in thousands)
Allowance for loan losses	$21,013	$19,187	$20,509	$19,765	$19,708
Credit loss related loan discounts	4,026	6,638	4,300	6,938	10,776

Total allowance for loan losses and credit loss related loan discounts	$25,039	$25,825	$24,809	$26,703	$30,484

Allowance for loan losses to total loans before allowance for loan losses	0.96%	0.90%	0.96%	0.93%	0.94%
Credit loss related loan discounts to total loans	0.18%	0.31%	0.20%	0.33%	0.51%

Comprehensive credit-related coverage	1.14%	1.21%	1.16%	1.26%	1.45%

RISK FACTORS

        Investing in our common stock involves a significant degree of risk. Before investing in our common stock, you should carefully consider the risks and uncertainties described below, in addition to the other information contained in this prospectus. Any of the following risks, as well as risks that we do not know or currently deem immaterial, could have a material adverse effect on our business, financial condition or results of operations. As a result, the trading price of our common stock could decline, and you could lose some or all of your investment. Further, to the extent that any of the information in this prospectus constitutes forward-looking statements, the risk factors below are cautionary statements identifying important factors that could cause actual results to differ materially from those expressed in any forward-looking statements made by us or on our behalf. See "Cautionary Note Regarding Forward-Looking Statements."

Risks Related to Our Business

Lending and Credit Risks

We may not be able to adequately measure and limit our credit risk, which could lead to unexpected losses.

        Our business depends on our ability to successfully measure and manage credit risk. As a lender, we are exposed to the risk that the principal of, or interest on, a loan will not be repaid timely or at all or that the value of any collateral supporting a loan will be insufficient to cover our outstanding exposure. In addition, we are exposed to risks with respect to the period of time over which the loan may be repaid, risks relating to proper loan underwriting, risks resulting from changes in economic and industry conditions, and risks inherent in dealing with individual loans and borrowers. The creditworthiness of a borrower is affected by many factors including local market conditions and general economic conditions. If the overall economic climate in the U.S., generally, or our market areas, specifically, experiences material disruption, our borrowers may experience difficulties in repaying their loans, the collateral we hold may decrease in value or become illiquid, and the level of nonperforming loans, charge-offs and delinquencies could rise and require significant additional provisions for credit losses. Additional factors related to the credit quality of commercial loans include the quality of the management of the business and the borrower's ability both to properly evaluate changes in the supply and demand characteristics affecting its market for products and services and to effectively respond to those changes. Additional factors related to the credit quality of commercial real estate loans include tenant vacancy rates and the quality of management of the property.

        Our risk management practices, such as monitoring the concentration of our loans within specific industries and our credit approval, review and administrative practices may not adequately reduce credit risk, and our credit administration personnel, policies and procedures may not adequately adapt to changes in economic or any other conditions affecting customers and the quality of the loan portfolio. A failure to effectively measure and limit the credit risk associated with our loan portfolio may result in loan defaults, foreclosures and additional charge-offs, and may necessitate that we significantly increase our allowance for credit losses, each of which could adversely affect our net income. As a result, our inability to successfully manage credit risk could have an adverse effect on our business, financial condition and results of operations.

Our allowance for loan losses may prove to be insufficient to absorb potential losses in our loan portfolio.

        We establish our allowance for loan losses and maintain it at a level that management considers adequate to absorb probable loan losses based on an analysis of our portfolio and market environment. The allowance for loan losses represents our estimate of probable losses in the portfolio at each balance sheet date and is based upon relevant information available to us. The allowance contains provisions for probable losses that have been identified relating to specific borrowing relationships, as well as probable losses inherent in the loan portfolio and credit undertakings that are not specifically identified. Additions to the allowance for loan losses, which are charged to earnings through the provision for loan losses, are determined based on a variety of factors, including an analysis of the loan portfolio, historical loss experience and an evaluation of current economic conditions in our market areas. The actual amount of loan losses is affected by changes in economic, operating and other conditions within our markets, which may be beyond our control, and such losses may exceed current estimates.

        As of March 31, 2019, our allowance for loan losses as a percentage of total loans was .96% and as a percentage of total nonperforming loans was 150.85%. Although management believes that the allowance for loan losses is adequate to absorb losses on any existing loans that may become uncollectible, we may be required to take additional provisions for loan losses in the future to further supplement the allowance for loan losses, either due to management's decision to do so or because our banking regulators require us to do so. Our bank regulatory agencies will periodically review our allowance for loan losses and the value attributed to nonaccrual loans or to real estate acquired through foreclosure and may require us to adjust our determination of the value for these items. These adjustments may adversely affect our business, financial condition and results of operations.

Many of our loans are to commercial borrowers, which have a higher degree of risk than other types of loans.

        At March 31, 2019, we had $1.5 billion of commercial loans, consisting of $953.0 million of commercial real estate loans, $364.0 million of operating commercial loans for which real estate is not the primary source of collateral and $223.5 million of construction and land development loans. Commercial loans represented 71% of our total loan portfolio at March 31, 2019. Commercial loans are often larger and involve greater risks than other types of lending. Because payments on such loans are often dependent on the successful operation or development of the property or business involved, repayment of such loans is often more sensitive than other types of loans to adverse conditions in the real estate market or the general business climate and economy. Accordingly, a downturn in the real estate market and a challenging business and economic environment may increase our risk related to commercial loans, particularly commercial real estate loans. Unlike residential mortgage loans, which generally are made on the basis of the borrowers' ability to make repayment from their employment and other income and which are secured by real property whose value tends to be more easily ascertainable, commercial loans typically are made on the basis of the borrowers' ability to make repayment from the cash flow of the commercial venture. Our operating commercial loans are primarily made based on the identified cash flow of the borrower and secondarily on the collateral underlying the loans. Most often, this collateral consists of accounts receivable, inventory and equipment. Inventory and equipment may depreciate over time, may be difficult to appraise and may fluctuate in value based on the success of the business. If the cash flow from business operations is reduced, the borrower's ability to repay the loan may be impaired. Due to the larger average size of each commercial loan as compared with other loans such as residential loans, as well as collateral that is generally less readily-marketable, losses incurred on a small number of commercial loans could have a material adverse impact on our financial condition and results of operations.

The small to midsized businesses to which we lend may have fewer resources to weather adverse business developments, which may impair a borrower's ability to repay a loan, and such impairment could adversely affect our results of operations and financial condition.

        We target our business development and marketing strategy primarily to serve the banking and financial services needs of small to midsized businesses. These businesses generally have fewer financial resources in terms of capital or borrowing capacity than larger entities, can have less access to capital sources and loan facilities, frequently have smaller market shares than their competition, may be more vulnerable to economic downturns, often need substantial additional capital to expand or compete, and may experience substantial volatility in operating results, any of which may impair a borrower's ability to repay a loan. In addition, the success of a small and medium-sized business often depends on the management talents and efforts of one or two people or a small group of people, and the death, disability or resignation of one or more of these people could have a material adverse impact on the business and its ability to repay its loan. If general economic conditions negatively impact the markets in which we operate or any of our borrowers otherwise are affected by adverse business developments, our small to medium-sized borrowers may be disproportionately affected and their ability to repay outstanding loans may be negatively affected, resulting in an adverse effect on our results of operations and financial condition.

The implementation of the Current Expected Credit Loss accounting standard could require us to increase our allowance for loan losses and may have a material adverse effect on our financial condition and results of operations.

        The Financial Accounting Standards Board ("FASB") has issued a new accounting standard that will replace the current approach under GAAP for establishing allowances for loan and lease losses, which generally considers only past events and current conditions, with a forward-looking methodology that reflects the expected credit losses over the lives of financial assets, starting when such assets are first originated or acquired. As an emerging growth company relying on the extended transition period for new accounting standards, this standard, referred to as Current Expected Credit Loss, or CECL, will be effective for us in 2022. The CECL standard will require us to record, at the time of origination, credit losses expected throughout the life of the asset portfolio on loans and held-to-maturity securities, as opposed to the current practice of recording losses when it is probable that a loss event has occurred. The Company is currently evaluating the impact the CECL standard will have on its accounting. The adoption of the CECL standard will materially affect how we determine allowance for loan losses ("ALLL") and could require us to significantly increase the allowance. Moreover, the CECL standard may create more volatility in the level of ALLL. If we are required to materially increase the level of ALLL for any reason, such increase could adversely affect our business, financial condition and results of operations.

        In addition, from time to time, FASB and the SEC may change other financial accounting and reporting standards, or the interpretation of those standards, that govern the preparation of the Company's financial statements. These changes are beyond the Company's control, can be difficult to predict, and could materially impact how the Company reports its results of operations and financial condition.

Real estate construction loans are based upon estimates of costs and values associated with the complete project. These estimates may be inaccurate, and we may be exposed to significant losses on loans for these projects.

        Real estate construction loans comprised approximately 10.2% of our total loan portfolio as of March 31, 2019, and such lending involves additional risks because funds are advanced upon the security of the project, which is of uncertain value prior to its completion, and costs may exceed realizable values in declining real estate markets. Because of the uncertainties inherent in estimating construction costs and the realizable market value of the completed project and the effects of governmental regulation of real property, it is relatively difficult to evaluate accurately the total funds required to complete a project and the related loan-to-value ratio. As a result, construction loans often involve the disbursement of substantial funds with repayment dependent, in part, on the success of the ultimate project and the ability of the borrower to sell or lease the property, rather than the ability of the borrower or guarantor to repay principal and interest. If our appraisal of the value of the completed project proves to be overstated or market values or rental rates decline, we may have inadequate security for the repayment of the loan upon completion of construction of the project. If we are forced to foreclose on a project prior to or at completion due to a default, we may not be able to recover all of the unpaid balance of, and accrued interest on, the loan as well as related foreclosure and holding costs. In addition, we may be required to fund additional amounts to complete the project and may have to hold the property for an unspecified period of time while we attempt to dispose of it.

The appraisals and other valuation techniques we use in evaluating and monitoring loans secured by real property, other real estate owned ("OREO") and other repossessed assets may not accurately describe the fair value of the asset.

        In considering whether to make a loan secured by real property, we generally require an appraisal of the property. However, an appraisal is only an estimate of the value of the property at the time the appraisal is made, and, as real estate values may change significantly in relatively short periods of time (especially in periods of heightened economic uncertainty), this estimate may not accurately describe the fair value of the real property collateral after the loan is made. As a result, we may not be able to realize the full amount of any remaining indebtedness when we foreclose on and sell the relevant property. In addition, we rely on appraisals and other valuation techniques to establish the value of our OREO and personal property that we acquire through foreclosure proceedings and to determine certain loan impairments. If any of these valuations are inaccurate, our consolidated financial statements may not reflect the correct value of our OREO, and our allowance for loan losses may not reflect accurate loan impairments. This could have a material adverse effect on our business, financial condition or results of operations.

We provide loans and services to the agriculture industry and the health of this industry is impacted by factors outside our control and the control of our customers.

        At March 31, 2019, we had $207.8 million of loans outstanding to agricultural producers and/or secured by farmland. In addition, our commercial loan portfolio includes loans to farm implement dealerships, grain elevators and other businesses that provide products and services to agricultural producers. We also provide farm management advice, engage in farm sale services and arrange for crop insurance. Our agriculture loans generally consist of (i) real estate loans secured by farmland, (ii) equipment financing for specific agriculture equipment and (iii) crop input loans primarily focused on corn and soybeans. Decreases in commodity prices, such as those currently impacting the agriculture industry, may negatively affect both the cash flows of the borrowers and the value of the collateral supporting such loans, and could decrease the fees from our other agricultural services. Current tariffs imposed on China and tariffs under consideration for China and other countries are currently putting downward pressure on commodity prices. Although we attempt to account for the possibility of such commodity price fluctuations in underwriting, structuring and monitoring our agriculture loans, there is no guarantee that our efforts will be successful and we may experience increased delinquencies or defaults in this portfolio or be required to increase our provision for loan losses, which could have an adverse effect on our business, financial condition and results of operations.

        Our agricultural loans are dependent on the profitable operation and management of the farmland securing the loan and its cash flows. The success of our agricultural loans may be affected by many factors outside the control of the borrower, including:

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  adverse weather conditions (such as hail, drought and floods), restrictions on water supply or other conditions that prevent the planting of a crop or limit crop yields, or that affect crop harvesting;

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  loss of crops or livestock due to disease or other factors;

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  declines in the market prices or demand for agricultural products (both domestically and internationally), for any reason;

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  increases in production costs (such as the costs of labor, rent, feed, fuel and fertilizer);

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  adverse changes in interest rates, currency exchange rates, agricultural land values or other factors that may affect delinquency levels and credit losses on agricultural loans;

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  the impact of government policies and regulations (including changes in price supports, subsidies, government-sponsored crop insurance, minimum ethanol content requirements for gasoline, tariffs, trade barriers and health and environmental regulations);

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  access to technology and the successful implementation of production technologies; and

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  changes in the general economy that could affect the availability of off-farm sources of income and prices of real estate for borrowers.

We depend on the accuracy and completeness of information about customers and counterparties.

        In deciding whether to extend credit or enter into other transactions, and in evaluating and monitoring our loan portfolio on an ongoing basis, we may rely on information furnished by or on behalf of customers and counterparties, including financial statements, credit reports and other financial information. We may also rely on representations of those customers or counterparties or of other third parties, such as independent auditors, as to the accuracy and completeness of that information. Reliance on inaccurate, incomplete, fraudulent or misleading financial statements, credit reports or other financial or business information, or the failure to receive such information on a timely basis, could result in loan losses, reputational damage or other effects that could have a material adverse effect on our business, financial condition or results of operations.

We are subject to environmental liability risk associated with lending activities.

        A significant portion of our loan portfolio is, and is expected to be, secured by real property and during the ordinary course of business, we may foreclose on and take title to properties securing certain loans. In addition, we own our branch properties. If hazardous or toxic substances are found on our foreclosed or branch properties, we may be liable for remediation costs, as well as for personal injury and property damage. Environmental laws may require us to incur substantial expenses and may materially reduce the affected property's value or limit our ability to use or sell the affected property. In addition, future laws or more stringent interpretations or enforcement policies with respect to existing laws may increase our exposure to environmental liability. The remediation costs and any other financial liabilities associated with an environmental hazard could have a material adverse effect on our financial condition and results of operations.

Interest Rate Risks

Fluctuations in interest rates may reduce net interest income and otherwise negatively impact our financial condition and results of operations.

        The majority of our banking assets are monetary in nature and subject to risk from changes in interest rates. Like most financial institutions, our earnings and cash flows depend to a great extent upon the level of our net interest income, or the difference between the interest income we earn on loans, investments and other interest-earning assets, and the interest we pay on interest-bearing liabilities, such as deposits and borrowings. Changes in interest rates can increase or decrease our net interest income, because different types of assets and liabilities may react differently, and at different times, to market interest rate changes. When interest-bearing liabilities mature or reprice more quickly, or to a greater degree than interest-earning assets in a period, an increase in interest rates could reduce net interest income. Similarly, when interest-earning assets mature or reprice more quickly, or to a greater degree than interest-bearing liabilities, falling interest rates could reduce net interest income. As of March 31, 2019, 30.5% of our interest-earning assets and 80.2% of our interest-bearing liabilities were variable rate, where our variable rate liabilities reprice at a slower rate than our variable rate assets. Our interest sensitivity profile was asset sensitive as of March 31, 2019, meaning that we estimate our net interest income would increase from rising interest rates and decline with falling interest rates.

        Additionally, an increase in interest rates may, among other things, reduce the demand for loans, increase the cost of deposit and wholesale funding, reduce our ability to originate loans and decrease loan repayment rates. A decrease in the general level of interest rates may, among other things, increase prepayments on our loan and securities portfolios and result in a decrease in our net yield on interest-earning assets that exceeds any decrease on our cost of funds, negatively impacting our results. Although our asset-liability management strategy is designed to control and mitigate exposure to the risks related to changes in market interest rates, those rates are affected by many factors outside of our control, including governmental monetary policies, inflation, deflation, recession, changes in unemployment, the money supply, international disorder and instability in domestic and foreign financial markets.

        We may seek to mitigate our interest rate risk by entering into interest rate swaps and other interest rate derivative contracts from time to time with counterparties. Our hedging strategies rely on assumptions and projections regarding interest rates, asset levels and general market factors and subject us to counterparty risk. There is no assurance that our interest rate mitigation strategies will be successful and if our assumptions and projections prove to be incorrect or our hedging strategies do not adequately mitigate the impact of changes in interest rates, we may incur losses that could adversely affect our earnings.

We may be adversely impacted by the transition from the London Interbank Offered Rate ("LIBOR") as a reference rate.

        We have derivative contracts, borrowings, including $37.5 million in subordinated debentures underlying our trust preferred securities, and other financial instruments with attributes that are either directly or indirectly dependent on the U.S. dollar LIBOR. Further, 33% of our aggregate loan and lease portfolio bears interest at adjustable rates, a majority of which is tied to LIBOR, as of March 31, 2019.

        In 2017, the United Kingdom Financial Conduct Authority (the authority that regulates LIBOR) announced that it will stop compelling banks to submit rates for the calculation of LIBOR after the end of 2021, creating considerable uncertainty regarding the publication of such rates beyond 2021. There are currently no agreed upon alternative reference rates. The transition away from LIBOR to alternative reference rates could have a negative impact on the value of, return on, and trading market for the LIBOR-based loans and securities in our portfolio and an adverse impact on the availability and cost of hedging instruments and borrowings. In addition, we may incur expenses if we are required to renegotiate the terms of existing agreements that govern LIBOR-based products as a result of the transition away from LIBOR, and could be subject to disputes or litigation with counterparties regarding the interpretation and enforceability of provisions in existing LIBOR-based products regarding fallback language or other related provisions, as the economics of various alternative reference rates differ from LIBOR. The impact on the valuation, pricing, and operation of our LIBOR-based financial instruments and the cost of transitioning to the use of alternative reference rates is not yet known and could have an adverse effect on our results of operations.

The value of the financial instruments we own may decline in the future.

        As of March 31, 2019, we owned $802.0 million of investment securities, which consisted primarily of our positions in U.S. government and government-sponsored enterprises and federal agency obligations, mortgage and asset-backed securities, corporate and municipal securities. We evaluate our investment securities on at least a quarterly basis, and more frequently when economic and market conditions warrant such an evaluation, to determine whether any decline in fair value below amortized cost is the result of an other-than-temporary impairment. The process for determining whether impairment is other-than-temporary usually requires complex, subjective judgments about the future financial performance of the issuer in order to assess the probability of receiving all contractual principal and interest payments on the security. Because of changing economic and market conditions affecting issuers, we may be required to recognize other-than-temporary impairment in future periods, which could adversely affect our business, results of operations or financial condition.

        In addition, an increase in market interest rates may affect the market value of our securities portfolio, potentially reducing accumulated other comprehensive income and/or earnings.

Liquidity and Funding Risks

Liquidity risks could affect operations and jeopardize our business, financial condition and results of operations.

        Liquidity is essential to our business. An inability to raise funds through deposits, borrowings, the sale of loans and/or investment securities and from other sources could have a substantial negative effect on our liquidity. Our most important source of funds consists of our customer deposits. Such deposit balances can decrease when customers perceive alternative investments, such as the stock market, as providing a better risk/return tradeoff. If customers move money out of bank deposits and into other investments, we could lose a relatively low cost source of funds, which would require us to seek wholesale funding alternatives in order to continue to grow, thereby increasing our funding costs and reducing our net interest income and net income.

        Other primary sources of funds comes from our deposit base and customer repurchase agreements. Our liquidity consists of cash from operations and investment maturities, redemptions and sales as well as cash flow from loan prepayments and maturing loans that are not renewed. When needed, additional liquidity is sometimes provided by our ability to borrow from the Federal Reserve Bank of Chicago and the Federal Home Loan Bank of Chicago (the "FHLBC"), through federal funds lines with our correspondent banks, and through other wholesale funding sources including brokered certificates of deposits or deposits placed with the Certificate of Deposit Account Registry Service. Our access to funding sources in amounts adequate to finance or capitalize our activities or on terms that are acceptable to us could be impaired by factors that affect us directly or the financial services industry or economy in general, such as disruptions in the financial markets or negative views and expectations about the prospects for the financial services industry.

        Any decline in available funding could adversely impact our ability to continue to implement our business plan, including originating loans, investing in securities, meeting our expenses or fulfilling obligations such as repaying our borrowings and meeting deposit withdrawal demands, any of which could have a material adverse impact on our liquidity, business, financial condition and results of operations.

We may need to raise additional capital in the future, and such capital may not be available when needed or at all.

        We may need to raise additional capital, in the form of debt or equity securities, in the future to have sufficient capital resources to meet our commitments and our regulatory requirements, and to fund our business needs and future growth, particularly if the quality of our assets or earnings were to deteriorate significantly. Our ability to raise additional capital, if needed, will depend on, among other things, conditions in the capital markets at that time, which are outside of our control, and our financial condition. We may not be able to obtain capital on acceptable terms or at all. Any occurrence that may limit our access to capital, such as a decline in the confidence of debt purchasers, depositors of our Banks or counterparties participating in the capital markets or other disruption in capital markets, may adversely affect our capital costs and our ability to raise capital and, in turn, our liquidity. Further, if we need to raise capital in the future, we may have to do so when many other financial institutions are also seeking to raise capital and would then have to compete with those institutions for investors. An inability to raise additional capital on acceptable terms when needed could have a material adverse effect on our business, financial condition or results of operations.

We may be adversely affected by changes in the actual or perceived soundness or condition of other financial institutions.

        Financial services institutions that deal with each other are interconnected as a result of trading, investment, liquidity management, clearing, counterparty and other relationships. Concerns about, or a default by, one institution could lead to significant liquidity problems and losses or defaults by other institutions, as the commercial and financial soundness of many financial institutions is closely related as a result of these credit, trading, clearing and other relationships. Even the perceived lack of creditworthiness of, or questions about, a counterparty may lead to market-wide liquidity problems and losses or defaults by various institutions. This systemic risk may adversely affect financial intermediaries with which we interact on a daily basis or key funding providers such as the FHLBC, any of which could have a material adverse effect on our access to liquidity or otherwise have a material adverse effect on our business, financial condition or results of operations.

Operational Risks

We may not be able to continue growing our business, particularly if we cannot make acquisitions or increase loans through organic loan growth, either because of an inability to find suitable acquisition candidates, constrained capital resources or otherwise.

        We anticipate that much of our future growth will be dependent on our ability to successfully implement our acquisition growth strategy because certain of our market areas are comprised of mature, rural communities with limited population growth. A risk exists, however, that we will not be able to identify suitable additional candidates for acquisitions. In addition, even if suitable targets are identified, we expect to compete for such businesses with other potential bidders, many of which may have greater financial resources than we have, which may adversely affect our ability to make acquisitions at attractive prices. In light of the foregoing, our ability to continue to grow successfully will depend to a significant extent on our capital resources. It also will depend, in part, upon our ability to attract deposits, identify favorable loan and investment opportunities and on whether we can continue to fund growth while maintaining cost controls and asset quality, as well on other factors beyond our control, such as national, regional and local economic conditions and interest rate trends.

        Also, as our acquired loan portfolio, which produces higher yields than our originated loans due to loan discount accretion on our purchased credit impaired loan portfolio (a component of the accretable yield), is paid down, we expect downward pressure on our income to the extent that the run-off is not replaced with other high-yielding loans. The accretable yield represents the excess of the net present value of expected future cash flows over the acquisition date fair value and includes both the expected coupon of the loan and the discount accretion. For example, the total loan yield for the three months ended March 31, 2019 was 5.69%, while the yield generated using only the expected coupon would have been 5.44% during the same period. As a result of the foregoing, if we are unable to replace loans in our existing portfolio with comparable high-yielding loans or a larger volume of loans, we could be adversely affected. We could also be materially and adversely affected if we choose to pursue riskier higher-yielding loans that fail to perform.

Our strategy of pursuing growth via acquisitions exposes us to financial, execution and operational risks that could have a material adverse effect on our business, financial position, results of operations and growth prospects.

        We have been pursuing a strategy of leveraging our human and financial capital by acquiring other financial institutions in our target markets, including acquisitions of failed insured depository institutions with the assistance of the Federal Deposit Insurance Corporation ("FDIC"). We have completed several acquisitions in recent years, including most recently the NBI Acquisition and the Lincoln Acquisition, and we may continue pursuing this strategy.

        Our acquisition activities could require us to use a substantial amount of cash, other liquid assets, and/or issue debt or additional equity. In addition to the general risks associated with any growth plans, acquiring other banks, businesses, or branches involves various risks commonly associated with acquisitions, including, among other things:

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  the time and expense associated with identifying and evaluating potential acquisitions and negotiating potential transactions;

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  inaccuracies in the estimates and judgments used to evaluate credit, operations, management, and market risks with respect to the target institution. If the actual results fall short or exceed our estimates, our earnings, capital and financial condition may be materially and adversely affected;

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  the ability to finance an acquisition and possible dilution to existing stockholders;

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  compliance and legal risks associated with acquiring unfamiliar customers, products and services, and branches in new geographical markets; and

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  risks associated with integrating the operations and personnel of the acquired business in a manner that permits growth opportunities and does not materially disrupt existing customer relationships or result in decreased revenues resulting from any loss of customers.

        With respect to the risks particularly associated with the integration of an acquired business, we may encounter a number of difficulties, such as: (1) customer loss and revenue loss; (2) the loss of key employees; (3) the disruption of its operations and business; (4) the inability to maintain and increase its competitive presence; (5) possible inconsistencies in standards, control procedures and policies; and/or (6) unexpected problems with costs, operations, personnel, technology and credit. In addition to the risks posed by the integration process itself, the focus of management's attention and effort on integration may result in a lack of sufficient management attention to other important issues, causing harm to our business. Also, general market and economic conditions or governmental actions affecting the financial industry generally may inhibit our successful integration of an acquired business.

        Generally, any acquisition of financial institutions, banking centers or other banking assets by us will require approval by, and cooperation from, a number of governmental regulatory agencies, including the Board of Governors of the Federal Reserve System (the "Federal Reserve"), the Illinois Department of Financial and Professional Regulations (the "IDFPR") and the FDIC. Such regulators could deny our applications based on various prescribed criteria or other considerations, which would restrict our growth, or the regulatory approvals may not be granted on terms that are acceptable to us. For example, we could be required to sell banking centers as a condition to receiving regulatory approvals and such a condition may not be acceptable to us or may reduce the benefit of any acquisition. These regulatory approvals and the factors considered in reviewing such applications are described in greater detail in "Supervision and Regulation—Acquisitions and Branching."

        We cannot assure you that we will be successful in overcoming these risks or any other problems encountered in connection with acquisitions. Our inability to overcome risks associated with acquisitions could have an adverse effect on our ability to successfully implement our acquisition growth strategy and grow our business and profitability.

Attractive acquisition opportunities may not be available to us in the future.

        While we seek continued organic growth, we anticipate continuing to evaluate merger and acquisition opportunities presented to us in our core markets and beyond. We expect that other banking and financial companies, many of which have significantly greater resources, will compete with us to acquire financial services businesses. In addition, the Economic Growth, Regulatory Relief, and Consumer Protection Act (the "Regulatory Relief Act") and certain proposed implementing regulations, if adopted, would significantly reduce the regulatory burden of larger bank holding companies. This could cause certain large bank holding companies to more aggressively pursue expansion, including through acquisitions. This competition could increase prices for potential acquisitions, which could reduce our potential returns and reduce the attractiveness of these opportunities to us.

Loss of customer deposits could increase our funding costs.

        We rely on bank deposits as a low cost and stable source of funding. We compete with banks and other financial services companies for deposits. If our competitors raise the rates they pay on deposits, our funding costs may increase, either because we raise our rates to avoid losing deposits or because we lose deposits and must rely on more expensive sources of funding. Higher funding costs could reduce our net interest margin and net interest income and could have a material adverse effect on our business, financial condition, and results of operations.

Our future success will be heavily dependent upon our key management personnel.

        Our success depends upon the continued service of our senior management team and upon our ability to attract and retain qualified financial services personnel. In addition to these executives, we will depend on the services of our other lending officers and our operational and staff officers. Additionally, our future success and growth will depend upon our ability to recruit and retain highly skilled employees with strong community relationships and specialized knowledge in the financial services industry. Competition for qualified employees is intense. In our experience, it can take a significant period of time to identify and hire personnel with the combination of skills and attributes required in carrying out our strategy. If we lose the services of our key personnel, or are unable to attract additional qualified personnel, our business, financial condition, results of operations and cash flows could be materially adversely affected.

The occurrence of fraudulent activity, breaches or failures of our information security controls or cybersecurity-related incidents could have a material adverse effect on our business, financial condition or results of operations.

        As a financial institution, we are susceptible to fraudulent activity, information security breaches and cybersecurity-related incidents that may be committed against us or our clients, which may result in financial losses or increased costs to us or our clients, disclosure or misuse of our information or our client information, misappropriation of assets, privacy breaches against our clients, litigation or damage to our reputation. Such fraudulent activity may take many forms, including check fraud, electronic fraud, wire fraud, phishing, social engineering and other dishonest acts. Information security breaches and cybersecurity-related incidents may include fraudulent or unauthorized access to systems used by us or our clients, denial or degradation of service attacks, and malware or other cyber-attacks. In recent periods, there continues to be a rise in electronic fraudulent activity, security breaches and cyber-attacks within the financial services industry, especially in the commercial banking sector due to cyber criminals targeting commercial bank accounts. Consistent with industry trends, we have also experienced an increase in attempted electronic fraudulent activity, security breaches and cybersecurity-related incidents in recent periods. Moreover, in recent periods, several large corporations, including financial institutions and retail companies, have suffered major data breaches, in some cases exposing not only confidential and proprietary corporate information, but also sensitive financial and other personal information of their customers and employees and subjecting them to potential fraudulent activity. Some of our clients may have been affected by these breaches, which could increase their risks of identity theft and other fraudulent activity that could involve their accounts with us.

        We also face risks related to cyber-attacks and other security breaches in connection with debit card and credit card transactions that typically involve the transmission of sensitive information regarding our customers through various third parties, including retailers and payment processors. Some of these parties have in the past been the target of security breaches and cyber-attacks, and because the transactions involve third parties and environments such as the point of sale that we do not control or secure, future security breaches or cyber-attacks affecting any of these third parties could affect us through no fault of our own. In some cases, we may have exposure and suffer losses for breaches or attacks relating to them, including costs to replace compromised debit cards and address fraudulent transactions.

        Information pertaining to us and our customers is maintained, and transactions are executed, on networks and systems maintained by us and certain third-party partners, such as our online banking or reporting systems. The secure maintenance and transmission of confidential information, as well as execution of transactions over these systems, are essential to protect us and our customers against fraud and security breaches and to maintain our customers' confidence. Breaches of information security also may occur through intentional or unintentional acts by those having access to our systems or our customers' or counterparties' confidential information, including employees. In addition, a number of developments could result in a compromise or breach of the technology, processes and controls that we use to prevent fraudulent transactions and to protect data about us, our customers and underlying transactions, as well as the technology used by our customers to access our systems. These developments include increases in criminal activity levels and sophistication, advances in computer capabilities, new discoveries and vulnerabilities in third-party technologies (including browsers and operating systems).

        Although we have developed, and continue to invest in, systems and processes that are designed to detect and prevent security breaches and cyber-attacks and periodically test our security, our or our third-party partners' inability to anticipate, or failure to adequately mitigate, breaches of security could result in losses to us or our customers, loss of business and/or customers, reputational damage, the incurrence of additional expenses, disruption to our business, our inability to grow our online services or other businesses, additional regulatory scrutiny or penalties, or our exposure to civil litigation and possible financial liability, any of which could have a material adverse effect on our business, financial condition or results of operations.

        More generally, publicized information concerning security and cyber-related problems could inhibit the use or growth of electronic or web-based applications or solutions as a means of conducting commercial transactions. Such publicity may also cause damage to our reputation as a financial institution. As a result, our business, financial condition or results of operations could be adversely affected.

We depend on information technology and telecommunications systems of third parties, and any systems failures, interruptions or data breaches involving these systems could adversely affect our operations and financial condition.

        Our business is highly dependent on the successful and uninterrupted functioning of our information technology and telecommunications systems, third-party servicers, accounting systems,

mobile and online banking platforms and financial intermediaries. We outsource to third parties many of our major systems, such as data processing, loan servicing, and deposit processing systems. The failure of these systems, or the termination of a third-party software license or service agreement on which any of these systems is based, could interrupt our operations. Because our information technology and telecommunications systems interface with and depend on third-party systems, we could experience service denials if demand for such services exceeds capacity or such third-party systems fail or experience interruptions. If sustained or repeated, a system failure or service denial could result in a deterioration of our ability to process loans or gather deposits and provide customer service, compromise our ability to operate effectively, result in potential noncompliance with applicable laws or regulations, damage our reputation, result in a loss of customer business and/or subject us to additional regulatory scrutiny and possible financial liability, any of which could have a material adverse effect on our financial condition and results of operations. In addition, failure of third parties to comply with applicable laws and regulations, or fraud or misconduct on the part of employees of any of these third parties, could disrupt our operations or adversely affect our reputation.

        It may be difficult for us to replace some of our third-party vendors, particularly vendors providing our core banking, debit card and credit card services and information services, in a timely manner if they are unwilling or unable to provide us with these services in the future for any reason and even if we are able to replace them, it may be at higher cost or result in the loss of customers. Any such events could have a material adverse effect on our business, financial condition or results of operations.

        Our operations rely heavily on the secure processing, storage and transmission of information and the monitoring of a large number of transactions on a minute-by-minute basis, and even a short interruption in service could have significant consequences. We also interact with and rely on retailers, for whom we process transactions, as well as financial counterparties and regulators. Each of these third parties may be targets of the same types of fraudulent activity, computer break-ins and other cybersecurity breaches described above or herein, and the cybersecurity measures that they maintain to mitigate the risk of such activity may be different than our own and may be inadequate.

        As a result of financial entities and technology systems becoming more interdependent and complex, a cyber-incident, information breach or loss, or technology failure that compromises the systems or data of one or more financial entities could have a material impact on counterparties or other market participants, including ourselves. Although we review business continuity and backup plans for our vendors and take other safeguards to support our operations, such plans or safeguards may be inadequate. As a result of the foregoing, our ability to conduct business may be adversely affected by any significant disruptions to us or to third parties with whom we interact.

Our use of third-party vendors and our other ongoing third-party business relationships is subject to increasing regulatory requirements and attention.

        Our use of third-party vendors for certain information systems is subject to increasingly demanding regulatory requirements and attention by our federal bank regulators. Regulatory guidance requires us to enhance our due diligence, ongoing monitoring and control over our third-party vendors and other ongoing third-party business relationships. In certain cases we may be required to renegotiate our agreements with these vendors to meet these enhanced requirements, which could increase our costs. Our regulators may hold us responsible for deficiencies in our oversight and control of our third-party relationships and in the performance of the parties with which we have these relationships. As a result, if our regulators conclude that we have not exercised adequate oversight and control over our third-party vendors or other ongoing third-party business relationships or that such third parties have not performed appropriately, we could be subject to enforcement actions, including civil money penalties or other administrative or judicial penalties or fines as well as requirements for customer remediation, any of which could have a material adverse effect our business, financial condition or results of operations.

We continually encounter technological change and may have fewer resources than many of our larger competitors to continue to invest in technological improvements.

        The financial services industry is undergoing rapid technological changes, with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better serve customers and to reduce costs. Our future success will depend, in part, upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands for convenience, as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements. We also may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our customers.

        In addition, we expect that new technologies and business processes applicable to the banking industry will continue to emerge, and these new technologies and business processes may be better than those we currently use. The implementation of technological changes and upgrades to maintain current systems and integrate new ones may cause service interruptions, transaction processing errors and system conversion delays and may cause us to fail to comply with applicable laws. Because the pace of technological change is high and our industry is intensely competitive, we may not be able to sustain our investment in new technology as critical systems and applications become obsolete or as better ones become available. A failure to maintain current technology and business processes could cause disruptions in our operations or cause our products and services to be less competitive, all of which could have a material adverse effect on our business, financial condition or results of operations.

New lines of business or new products and services may subject us to additional risks.

        From time to time, we may seek to implement new lines of business or offer new products and services within existing lines of business in our current markets or new markets. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible, which could in turn have a material negative effect on our operating results. Implementing new products and services also poses compliance and legal risk which, if not fully assessed prior to implementation and effectively managed thereafter, could expose us to fines and penalties, which depending on how severe, may negatively impact our reputation and ability to pursue growth opportunities.

External Risks

Adverse changes in local economic conditions and adverse conditions in an industry on which a local market in which we do business depends could hurt our business in a material way.

        Our financial performance generally, and in particular the ability of our borrowers to pay interest on and repay principal of outstanding loans and the value of collateral securing those loans, as well as demand for loans and other products and services we offer, is highly dependent upon the business environment in the markets in which we operate and in the United States as a whole. Unlike larger banks that are more geographically diversified, we provide banking and financial services to customers primarily in the State of Illinois. The economic conditions in our local markets may be different from, or worse than, the economic conditions in the United States as a whole. Some elements of the business environment that affect our financial performance include short-term and long-term interest rates, the prevailing yield curve, inflation and price levels, tax policy, monetary policy, unemployment and the strength of the domestic economy and the local economy in the markets in which we operate.

Unfavorable market conditions can result in a deterioration in the credit quality of our borrowers and the demand for our products and services, an increase in the number of loan delinquencies, defaults and charge-offs, additional provisions for loan losses, adverse asset values and an overall material adverse effect on the quality of our loan portfolio. Unfavorable or uncertain economic and market conditions can be caused by, among other factors, declines in economic growth, business activity or investor or business confidence; limitations on the availability or increases in the cost of credit and capital; changes in inflation or interest rates; increases in real estate and other state and local taxes; high unemployment; natural disasters; severe weather; acts of terrorism or war; or a combination of these or other factors.

The State of Illinois has experienced significant financial difficulties, and this could adversely impact certain borrowers and our business.

        The State of Illinois is experiencing significant financial difficulties, including material pension funding shortfalls and large budget deficits. The State's debt ratings have been downgraded and the State of Illinois' executive and legislative branches of government have only just recently been able to reach agreement on a budget for the current and past fiscal years. These issues could impact the economic vitality of the State of Illinois and our customers, and could specifically encourage businesses to relocate, and discourage new employers from starting or moving businesses to Illinois. These issues could also result in delays in the payment of accounts receivable owed to borrowers that conduct business with the State of Illinois and Medicaid payments to nursing homes and other healthcare providers in Illinois and impair their ability to repay their loans when due.

Our business is significantly dependent on the real estate markets in which we operate, as a significant percentage of our loan portfolio is secured by real estate.

        As of March 31, 2019, approximately 74.2% of our loan portfolio was comprised of loans with real estate as a primary or secondary component of collateral, with substantially all of these real estate loans concentrated in the State of Illinois. Real property values in our market may be different from, and in some instances worse than, real property values in other markets or in the United States as a whole and may be affected by a variety of factors outside of our control and the control of our borrowers, including national and local economic conditions, generally. Cook County, in particular, has experienced volatility in real estate values over the past decade. Declines in real estate values, including prices for homes and commercial properties, could result in a deterioration of the credit quality of our borrowers, an increase in the number of loan delinquencies, defaults and charge-offs, and reduced demand for our products and services, generally. Our CRE loans may have a greater risk of loss than residential mortgage loans, in part because these loans are generally larger or more complex to underwrite. In particular, real estate construction and acquisition and development loans have certain risks not present in other types of loans, including risks associated with construction cost overruns, project completion risk, general contractor credit risk and risks associated with the ultimate sale or use of the completed construction. In addition, declines in real property values in the states in which we operate could reduce the value of any collateral we realize following a default on these loans and could adversely affect our ability to continue to grow our loan portfolio consistent with our underwriting standards. We may have to foreclose on real estate assets if borrowers default on their loans, in which case we are required to record the related asset to the then fair market value of the collateral, which may ultimately result in a loss. An increase in the level of nonperforming assets increases our risk profile and may affect the capital levels regulators believe are appropriate in light of the ensuing risk profile. Our failure to effectively mitigate these risks could have a material adverse effect on our business, financial condition or results of operations.

Our future growth and success will depend on our ability to compete effectively in a highly competitive environment.

        We face substantial competition in all phases of our operations from a variety of different competitors. Our future growth and success will depend on our ability to compete effectively in this highly competitive environment. To date, our competitive strategies have focused on attracting deposits in our local markets and growing our loan portfolio by emphasizing specific loan products in which we have significant experience and expertise, identifying and targeting markets in which we believe we can effectively compete with larger institutions and other competitors, and offering highly competitive pricing to borrowers with appropriate risk profiles. We compete for loans, deposits and other financial services with other commercial banks, credit unions, brokerage houses, mutual funds, insurance companies, real estate conduits, mortgage brokers and specialized finance companies. Many of our competitors offer products and services that we do not offer, and some offer loan structures and have underwriting standards that are not as restrictive as our required loan structures and underwriting standards. Some larger competitors have substantially greater resources and lending limits, name recognition and market presence that benefit them in attracting business. In addition, larger competitors may be able to price loans more aggressively than we do, and because of their larger capital bases, their underwriting practices for smaller loans may be subject to less regulatory scrutiny than they would be for smaller banks. Newer competitors may be more aggressive in pricing their products in order to increase their market share.

        Some of the financial institutions and financial services organizations with which we compete are not subject to the extensive regulations imposed on banks insured by the FDIC and their holding companies. As a result, these nonbank competitors have certain advantages over us in accessing funding and in providing various financial services. Additionally, technology and other changes are allowing consumers and businesses to complete financial transactions through alternative methods that historically have involved banks. For example, the wide acceptance of Internet-based commerce has resulted in a number of alternative payment processing systems and lending platforms in which banks play only minor roles. Customers can now maintain funds in prepaid debit cards or digital currencies and pay bills and transfer funds directly without the direct assistance of banks. The diminishing role of banks as financial intermediaries has resulted and could continue to result in the loss of fee income, as well as the loss of customer deposits and the related income generated from those deposits. The loss of these revenue streams and the potential loss of lower cost deposits as a source of funds could have a material adverse effect on our business, financial condition and results of operations.

Our ability to maintain our reputation is critical to the success of our business, and the failure to do so may materially adversely affect our business and the value of our stock.

        We are a community bank, and our reputation is one of the most valuable components of our business. As such, we strive to conduct our business in a manner that enhances our reputation. This is done, in part, by recruiting, hiring and retaining employees who share our core values of being an integral part of the communities we serve, delivering superior service to our customers and caring about our customers and associates. Maintenance of our reputation depends not only on our success in maintaining our service-focused culture, but also on our success in identifying and appropriately addressing issues that may arise in areas such as potential conflicts of interest, anti-money laundering, customer personal information and privacy issues, employee, customer and other third-party fraud, record-keeping, regulatory investigations, and any litigation that may arise from the failure or perceived failure of us to comply with legal and regulatory requirements. If our reputation is negatively affected, by the intentional, inadvertent or unsubstantiated misconduct of our employees, directors, customers, third parties, or otherwise, our business and, therefore, our operating results and the value of our stock may be materially adversely affected.

Severe weather, natural disasters, pandemics, acts of war or terrorism or other external events could significantly impact our business.

        Severe weather, natural disasters, widespread disease or pandemics, acts of war or terrorism or other adverse external events could have a significant impact on our ability to conduct business. In addition, such events could affect the stability of our deposit base, impair the ability of borrowers to repay outstanding loans and leases, impair the value of collateral securing loans, cause significant property damage, result in loss of revenue or cause us to incur additional expenses. The occurrence of any of these events in the future could have a material adverse effect on our business, financial condition or results of operations.

Legal, Accounting, Regulatory and Compliance Risks

Our accounting estimates and risk management processes and controls rely on analytical and forecasting techniques and models and assumptions, which may not accurately predict future events.

        Our accounting policies and methods are fundamental to the manner in which we record and report our financial condition and results of operations. Our management must exercise judgment in selecting and applying many of these accounting policies and methods so they comply with GAAP and reflect management's judgment of the most appropriate manner to report our financial condition and results of operations. In some cases, management must select the accounting policy or method to apply from two or more alternatives, any of which may be reasonable under the circumstances, yet which may result in our reporting materially different results than would have been reported under a different alternative.

        Certain accounting policies are critical to presenting our financial condition and results of operations. They require management to make difficult, subjective or complex judgments about matters that are uncertain. Materially different amounts could be reported under different conditions or using different assumptions or estimates. Our critical accounting policies currently include the allowance for loan losses. See Note 1 of the Company's consolidated financial statements included elsewhere in this prospectus. Because of the uncertainty of estimates involved in these matters, we may be required to significantly increase the allowance for loan losses or sustain loan losses that are significantly higher than the reserve provided. This could have a material adverse effect on our business, financial condition or results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

        Our internal controls, disclosure controls, processes and procedures, and corporate governance policies and procedures are based in part on certain assumptions and can provide only reasonable (not absolute) assurances that the objectives of the system are met. Any failure or circumvention of our controls, processes and procedures or failure to comply with regulations related to controls, processes and procedures could necessitate changes in those controls, processes and procedures, which may increase our compliance costs, divert management attention from our business or subject us to regulatory actions and increased regulatory scrutiny. Any of these could have a material adverse effect on our business, financial condition or results of operations.

If the goodwill that we recorded in connection with a business acquisition becomes impaired, it could require charges to earnings, which would have a negative impact on our financial condition and results of operations.

        Goodwill represents the amount by which the cost of an acquisition exceeded the fair value of net assets we acquired in connection with the purchase. We review goodwill for impairment at least annually, or more frequently if events or changes in circumstances indicate that the carrying value of the asset might be impaired.

        We determine impairment by comparing the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. Any such adjustments are reflected in our results of operations in the periods in which they become known. As of March 31, 2019, our goodwill totaled $23.6 million. There can be no assurance that our future evaluations of goodwill will not result in findings of impairment and related write-downs, which may have a material adverse effect on our financial condition and results of operations.

The accounting for loans acquired in connection with our acquisitions is based on numerous subjective determinations that may prove to be inaccurate and have a negative impact on our results of operations.

        Loans acquired in connection with our acquisitions have been recorded at estimated fair value on their acquisition date without a carryover of the related allowance for loan losses. In general, the determination of estimated fair value of acquired loans requires management to make subjective determinations regarding discount rate, estimates of losses on defaults, market conditions and other factors that are highly subjective in nature. A risk exists that our estimate of the fair value of acquired loans will prove to be inaccurate and that we ultimately will not recover the amount at which we recorded such loans on our balance sheet, which would require us to recognize losses.

        Loans acquired in connection with acquisitions that have evidence of credit deterioration since origination and for which it is probable at the date of acquisition that we will not collect all contractually required principal and interest payments are accounted for under ASC Topic 310-30, Loans and Debt Securities Acquired with Deteriorated Credit Quality. These credit-impaired loans, like non-credit-impaired loans acquired in connection with our acquisitions, have been recorded at estimated fair value on their acquisition date, based on subjective determinations regarding risk ratings, expected future cash flows and fair value of the underlying collateral, without a carryover of the related allowance for loan losses. We evaluate these loans quarterly to assess expected cash flows. Subsequent decreases to the expected cash flows will generally result in a provision for loan losses. Subsequent increases in cash flows result in a reversal of the provision for loan losses to the extent of prior charges or a reclassification of the difference from non-accretable to accretable with a positive impact on interest income in future periods. Because the accounting for these loans is based on subjective measures that can change frequently, we may experience fluctuations in our net interest income and provisions for loan losses attributable to these loans. These fluctuations could negatively impact our results of operations.

The banking industry is highly regulated, and the regulatory framework, together with any future legislative or regulatory changes, may have a significant adverse effect on our business, financial condition, results of operations and future prospects.

        As a bank holding company, we and our subsidiaries are subject to extensive examination, supervision and comprehensive regulation under both federal and state laws and regulations that are intended primarily for the protection of depositors, customers, the Deposit Insurance Fund (the "DIF") and the overall financial stability of the United States, not for the protection of our stockholders and creditors. We are subject to regulation and supervision by the Federal Reserve, and our Banks are subject to regulation and supervision by the FDIC and the IDFPR. The banking laws and regulations applicable to us govern a variety of matters, including, among other things, the types of business activities in which we and our subsidiaries can engage; permissible types, amounts and terms of loans and investments we may make; the maximum interest rate that we may charge; the amount of reserves we must hold against deposits we take; the types of deposits we may accept; maintenance of adequate capital and liquidity; changes in the control of us and our Banks; restrictions on dividends or other capital distributions; and establishment of new offices or branches. These requirements may constrain our operations or require us to obtain approval from our regulators before engaging in certain activities, with no assurance that such approvals may be obtained, either in a timely manner or at all. Also, the burden imposed by those federal and state regulations may place banks in general, including the Banks in particular, at a competitive disadvantage compared to their non-bank competitors.

        Applicable banking laws, regulations, interpretations, enforcement policies, and accounting principles have been subject to significant changes in recent years and may be subject to significant future changes. In addition, regulators may elect to alter standards or the interpretation of the standards used to measure regulatory compliance or to determine the adequacy of liquidity, certain risk management or other operational practices for bank holding companies in a manner that impacts our ability to implement our strategy and could affect us in substantial and unpredictable ways. Compliance with existing and any potential new or changed regulations, as well as regulatory scrutiny, may significantly increase our costs, impede the efficiency of our internal business processes, require us to increase our regulatory capital and limit our ability to pursue business opportunities in an efficient manner. Our failure to comply with banking laws, regulations and policies, even if the failure follows good faith effort or reflects a difference in interpretation, could subject us to restrictions on our business activities, fines and other penalties, the commencement of informal or formal enforcement actions against us, and other negative consequences, including reputational damage, any of which could adversely affect our business, financial condition, results of operations, capital base and the price of our securities.

Prior to this offering, we were treated as an S Corp, and claims of taxing authorities related to our prior status as an S Corp could harm us.

        Upon consummation of this offering, our status as an S Corp will terminate and we will be treated as a C Corp, which treat us as an entity that is subject to U.S. federal income tax. If the unaudited, open tax years in which we were an S Corp are audited by the Internal Revenue Service (the "IRS") and we are determined not to have qualified for, or to have violated, our S Corp status, we will be obligated to pay back tax, interest and penalties. The amounts that we would be obligated to pay could include tax on all of our taxable income while we were an S Corp. Any such claims could result in additional costs to us and could have a material adverse effect on our results of operations and financial condition.

Monetary policies and regulations of the Federal Reserve could adversely affect our business, financial condition and results of operations.

        In addition to being affected by general economic conditions, our earnings and growth are affected by the policies of the Federal Reserve. An important function of the Federal Reserve is to regulate the money supply and credit conditions. Among the instruments used by the Federal Reserve to implement these objectives are open market purchases and sales of U.S. government securities, adjustments of the discount rate and changes in banks' reserve requirements against bank deposits. These instruments are used in varying combinations to influence overall economic growth and the distribution of credit, bank loans, investments and deposits. Their use also affects interest rates charged on loans or paid on deposits.

        The monetary policies and regulations of the Federal Reserve have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future. The effects of such policies upon our business, financial condition and results of operations cannot be predicted.

We are subject to capital adequacy requirements and may be subject to more stringent capital requirements and, if we fail to meet these requirements, we will be subject to restrictions on our ability to make capital distributions and other restrictions.

        The regulatory capital rules adopted by the U.S. banking agencies to implement the Basel III regulatory capital framework developed by the Basel Committee on Banking Supervision (the "Basel III Capital Rules") increased our capital requirements, including by introducing a Common Equity Tier 1 ("CET1") capital ratio and establishing additional criteria for certain capital instruments to be considered Additional Tier 1 and Tier 2 capital. For example, trust preferred securities are generally excluded from being counted as Tier 1 capital under the Basel III Capital Rules, but our trust preferred securities were grandfathered in as a component of Tier 1 capital because we have less than $15 billion in total consolidated assets. If we were to pursue sufficient balance sheet growth through acquisitions or mergers, we could lose Tier 1 capital treatment of our currently $37.5 million in grandfathered trust preferred securities, although such trust preferred securities likely would continue to be included as a component of Tier 2 capital.

        The Basel III Capital Rules require us to maintain a minimum CET1 capital ratio of 4.5%, a minimum total Tier 1 capital ratio of 6%, a minimum total capital ratio of 8% and a minimum Tier 1 leverage ratio of 4%, and a capital conservation buffer of greater than 2.5% of risk-weighted assets (the "Capital Conservation Buffer"). The Capital Conservation Buffer began phasing in on January 1, 2016 at 0.625% and increased each year until January 1, 2019, when it reached its fully phased-in level of 2.5%. Failure to maintain the Capital Conservation Buffer would result in increasingly stringent restrictions on our ability to make dividend payments and other capital distributions and to pay discretionary bonuses to our executive officers. See "Supervision and Regulation—Regulatory Capital Requirements" for more information on the capital adequacy standards that we must meet and maintain.

        While we currently meet the requirements of the Basel III Capital Rules, we may fail to do so in the future and may be unable to raise additional capital to remediate any capital deficiencies. The failure to meet applicable regulatory capital requirements could result in one or more of our regulators placing limitations or conditions on our activities or restricting the commencement of new activities, including our growth initiatives, and could affect customer and investor confidence, our costs of funds and level of required deposit insurance assessments to the FDIC, our ability to pay dividends on our capital stock, our ability to make acquisitions, and our business, results of operations and financial conditions generally.

        Future legislative or regulatory change could impose higher capital standards on us or the Banks. The Federal Reserve may also set higher capital requirements for holding companies whose circumstances warrant it. For example, holding companies experiencing internal growth or making acquisitions are expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets.

The Federal Reserve may require us to commit capital resources to support the Banks.
        Federal law requires a bank holding company to act as a source of financial and managerial strength to its subsidiary banks, and to commit resources to support such subsidiary banks. Under the "source of strength" doctrine, the Federal Reserve may require a bank holding company to make capital injections into a troubled subsidiary bank and may charge the bank holding company with engaging in unsafe and unsound practices for failure to commit resources to a subsidiary bank. A capital injection may be required at times when the Company may not have the resources to provide it and therefore may be required to borrow the funds or raise capital. Any loans by a holding company to its subsidiary banks are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary bank. In the event of a bank holding company's bankruptcy, the bankruptcy trustee will assume any commitment by the holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank. Moreover, bankruptcy law provides that claims based on any such commitment will be entitled to a priority of payment over the claims of the institution's general unsecured creditors, including the holders of its note obligations. Thus, any borrowing that must be done by the Company to make a required capital injection into one or both of the Banks could be more difficult and expensive to obtain and could have an adverse effect on our business, financial condition and results of operations.

Our risk management framework may not be effective in mitigating risks and/or losses to us.

        Our risk management framework is comprised of various processes, systems and strategies, and is designed to manage the types of risk to which we are subject, including, among others, credit, market, liquidity, interest rate and compliance. Our framework also includes financial or other modeling methodologies that involve management assumptions and judgment. Our risk management framework may not be effective under all circumstances or that it will adequately mitigate any risk or loss to us. If our framework is not effective, we could suffer unexpected losses and our business, financial condition, results of operations or growth prospects could be materially and adversely affected. We may also be subject to potentially adverse regulatory consequences.

Federal and state regulators periodically examine our business, and we may be required to remediate adverse examination findings.

        The Federal Reserve (with respect to us) and the FDIC and the IDFPR (with respect to the Banks) periodically examine our business, including our compliance with applicable laws and regulations. These regulatory agencies have extremely broad discretion in their interpretation of regulations and laws, and in their interpretation of the quality of our loan portfolio, securities portfolio and other assets. If, as a result of an examination, a banking agency were to determine that our financial condition, capital resources, asset quality, lending practices, investment practices, earnings prospects, management, liquidity or other aspects of any of our operations had become unsatisfactory, or that we were in violation of any law or regulation, it may take a number of different remedial actions as it deems appropriate. These actions include the power to enjoin "unsafe or unsound" practices, to require affirmative action to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in our capital, to restrict our growth, to assess civil money penalties, to fine or remove officers and directors and, if it is concluded that such conditions cannot be corrected or there is an imminent risk of loss to depositors, to terminate our deposit insurance and place us into receivership or conservatorship. Any regulatory action against us could have an adverse effect on our business, financial condition, results of operations and growth prospects.

Future consumer legislation or regulation could harm our performance and competitive position.

        The Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") established the Consumer Financial Protection Bureau ("CFPB") as an independent federal agency that has broad rulemaking authority over consumer financial products and services for all financial institutions, including deposit products, residential mortgages, home-equity loans and credit cards. In addition, the CFPB also has exclusive supervisory and examination authority and primary enforcement authority with respect to various federal consumer financial laws and regulations for insured depository institutions with more than $10 billion in total consolidated assets. The Banks are not subject to the examination and supervisory authority of the CFPB because they each have less than $10 billion in total assets but are required to comply with the rules and regulations issued by the CFPB. The FDIC has the primarily responsible for supervising and examining the Banks' compliance with federal consumer financial laws and regulations, including CFPB regulations. See "Supervision and Regulation—Consumer Financial Protection" for additional information.

        In addition to the enactment of the Dodd-Frank Act, various state and local legislative bodies have adopted or have been considering augmenting their existing framework governing consumers' rights. Such legislative or regulatory changes to consumer financial laws and regulations could result in changes to our pricing, practices, products and procedures; increases in our costs related to regulatory oversight, supervision and examination; or result in remediation efforts and possible penalties. We may be required to add additional compliance personnel or incur other significant compliance-related expenses to meet the demands of these consumer protection laws. We cannot predict whether new legislation or regulation will be enacted and, if enacted, the effect that it would have on our activities, financial condition, or results of operations.

We are subject to numerous laws and regulations designed to protect consumers, including the Community Reinvestment Act and fair lending laws, and failure to comply with these laws could lead to a wide variety of sanctions.

        The Community Reinvestment Act of 1977 ("CRA") requires our Banks, consistent with safe and sound operations, to ascertain and meet the credit needs of their entire communities, including low and moderate income areas. Our Banks' failure to comply with the CRA could, among other things, result in the denial or delay of certain corporate applications filed by us or our Banks, including applications for branch openings or relocations and applications to acquire, merge or consolidate with another banking institution or holding company. In addition, the Equal Credit Opportunity Act, the Fair Housing Act and other fair lending laws and regulations prohibit discriminatory lending practices by financial institutions. The U.S. Department of Justice, federal banking agencies, and other federal agencies are responsible for enforcing these laws and regulations. A challenge to an institution's compliance with fair lending laws and regulations could result in a wide variety of sanctions, including damages and civil money penalties, injunctive relief, restrictions on mergers and acquisitions activity, restrictions on expansion, and restrictions on entering new business lines. Private parties may also challenge an institution's performance under fair lending laws in private class action litigation. Such actions could have a material adverse effect on our business, financial condition, results of operations and growth prospects. See "Supervision and Regulation—Community Reinvestment Act".

The expanding body of federal, state and local regulations and/or the licensing of loan servicing, collections or other aspects of our business and our sales of loans to third parties may increase the cost of compliance and the risks of noncompliance and subject us to litigation.

        We service some of our own loans, and loan servicing is subject to extensive regulation by federal, state and local governmental authorities as well as to various laws and judicial and administrative decisions imposing requirements and restrictions on those activities. The volume of new or modified laws and regulations has increased in recent years and, in addition, some individual municipalities have begun to enact laws that restrict loan servicing activities including delaying or temporarily preventing foreclosures or forcing the modification of certain mortgages. If regulators impose new or more restrictive requirements, we may incur significant additional costs to comply with such requirements which may adversely affect us. In addition, were we to be subject to regulatory investigation or regulatory action regarding our loan modification and foreclosure practices, our financial condition and results of operation could be adversely affected. We have also sold loans to third parties. In connection with these sales, we, or certain of our subsidiaries, make or have made various representations and warranties, breaches of which may result in a requirement that we repurchase the loans or otherwise make whole or provide other remedies to counterparties. These aspects of our business or our failure to comply with applicable laws and regulations could possibly lead to, among other things, civil and criminal liability, loss of licensure, damage to our reputation in the industry or with customers, fines and penalties, litigation (including class action lawsuits) and administrative enforcement actions. Any of these outcomes could materially and adversely affect us.

Non-compliance with the USA PATRIOT Act, the Bank Secrecy Act (the "BSA"), or other laws and regulations could result in fines or sanctions.

        Financial institutions are required under the USA PATRIOT Act of 2001 and the BSA to develop programs to prevent financial institutions from being used for money-laundering, terrorist financing and other illicit activities. Financial institutions are also obligated to file suspicious activity reports with the Office of Financial Crimes Enforcement Network ("FinCEN") of the U.S. Department of the Treasury ("Treasury") if such activities are detected. These rules also require financial institutions to establish procedures for identifying and verifying the identity of customers seeking to open new financial accounts. Failure or the inability to comply with these regulations could result in fines or penalties, curtailment of expansion opportunities, intervention or sanctions by regulators and costly litigation or expensive additional controls and systems. In recent years, several banking institutions have received large fines for non-compliance with these laws and regulations. In addition, FinCEN has recently imposed new requirements for financial institutions to enhance their Customer Due Diligence programs, including verifying the identity of beneficial owners of qualifying business customers. We have developed policies and continue to augment procedures and systems designed to assist in compliance with these laws and regulations, but these policies may not be effective to provide such compliance. If we violate these laws and regulations, or our policies, procedures and systems are deemed deficient, we could face severe consequences, including sanctions, fines, regulatory actions and reputational consequences. Any of these results could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Regulation in the areas of privacy and data security could increase our costs.

        We are subject to various regulations related to privacy and data security, and we could be negatively impacted by these regulations. For example, we are subject to the safeguards guidelines under the Gramm-Leach-Bliley Act ("GLBA"). The safeguards guidelines require that each financial institution develop, implement and maintain a written, comprehensive information security program containing safeguards that are appropriate to the financial institution's size and complexity, the nature and scope of the financial institution's activities and the sensitivity of any customer information at issue. Further, there are various other statutes and regulations relevant to the direct email marketing, debt collection and text-messaging industries including the Telephone Consumer Protection Act.

        In addition to the foregoing enhanced data security requirements, various federal banking regulatory agencies, and all 50 states, the District of Columbia, Puerto Rico and the Virgin Islands, have enacted data security regulations and laws requiring varying levels of consumer notification in the event of a security breach and/or requirements to disclose to consumers information collected about them. Also, federal legislators and regulators are increasingly pursuing new guidelines, laws and regulations that, if adopted, could further restrict how we collect, use, share and secure consumer information, which could impact some of our current or planned business initiatives. The interpretation of many of these statutes and regulations is evolving in the courts and administrative agencies and an inability or failure to comply with them may have an adverse impact on our business.

FDIC deposit insurance assessments may materially increase in the future, which would have an adverse effect on earnings.

        As institutions with deposits insured by the FDIC, the Banks are assessed a quarterly deposit insurance premium. The failure of banks nationwide during the financial crisis significantly depleted the DIF and reduced the ratio of reserves to insured deposits. The FDIC adopted a Deposit Insurance Fund Restoration Plan, which required the DIF to attain a 1.35% reserve ratio by September 30, 2020.

This ratio was attained in the third quarter of 2018. The Banks could be required to pay significantly higher premiums or additional special assessments if, among other reasons, future bank failures deplete the DIF. This would adversely affect the Banks' earnings, thereby reducing its availability of funds to pay dividends to us.

Litigation and regulatory actions, including possible enforcement actions, could subject us to significant fines, penalties, judgments or other requirements resulting in increased expenses or restrictions on our business activities.

        Our business is subject to increased litigation and regulatory enforcement risks due to a number of factors, including the highly regulated nature of the financial services industry and the focus of state and federal prosecutors on banks and the financial services industry generally. This focus has only intensified in recent years, with regulators and prosecutors focusing on a variety of financial institution practices and requirements, including foreclosure practices, compliance with applicable consumer protection laws, classification of "held for sale" assets and compliance with anti-money laundering statutes, the BSA and sanctions administered by the Office of Foreign Assets Control of the Treasury.

        In the normal course of business, from time to time, we have in the past and may in the future be named as a defendant in various legal actions, including arbitrations, class actions and other litigation, arising in connection with our current and/or prior business activities. Legal actions could include claims for substantial compensatory or punitive damages or claims for indeterminate amounts of damages. In addition, while the arbitration provisions in certain of our customer agreements historically have limited our exposure to consumer class action litigation, there can be no assurance that we will be successful in enforcing our arbitration clause in the future. We may also, from time to time, be the subject of subpoenas, requests for information, reviews, investigations and proceedings (both formal and informal) by governmental agencies regarding our current and/or prior business activities. Any such legal or regulatory actions may subject us to substantial compensatory or punitive damages, significant fines, penalties, obligations to change our business practices or other requirements resulting in increased expenses, diminished income and damage to our reputation. Our involvement in any such matters, whether tangential or otherwise and even if the matters are ultimately determined in our favor, could also cause significant harm to our reputation and divert management attention from the operation of our business. Further, any settlement, consent order or adverse judgment in connection with any formal or informal proceeding or investigation by government agencies may result in litigation, investigations or proceedings as other litigants and government agencies begin independent reviews of the same activities. As a result, the outcome of legal and regulatory actions could be material to our business, results of operations, financial condition and cash flows depending on, among other factors, the level of our earnings for that period, and could have a material adverse effect on our business, financial condition or results of operations.

Risks Related to this Offering and Ownership of Our Common Stock

Following the offering, we will be classified as a "controlled company" and, as a result, we will qualify for, and intend to rely on, certain exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

        Upon completion of this offering, the Voting Trust will continue to control a majority of the voting power of our outstanding common stock. As a result, we will be a "controlled company" within the meaning of the applicable stock exchange corporate governance standards. Under the rules of the             , a company of which more than 50% of the outstanding voting power is held by an individual, group or another company is a "controlled company" and may elect not to comply with certain stock exchange corporate governance requirements, including:

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  the requirement that a majority of the board of directors consists of independent directors;

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  the requirement that nominating and corporate governance matters be decided solely by independent directors; and

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  the requirement that executive and officer compensation matters be decided solely by independent directors.

        Following this offering, we intend to utilize these exemptions.

        As a result, we may not have a majority of independent directors and our nominating and corporate governance and compensation functions may not be decided solely by independent directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the stock exchange corporate governance requirements.

Our significant stockholder will have the ability to control significant corporate activities after the completion of this offering and our significant stockholder's interests may not coincide with yours.

        After the consummation of this offering, the Voting Trust will have the power to vote approximately        % of our common stock, assuming the underwriters do not exercise their option to purchase additional shares. If the underwriters exercise in full their option to purchase additional shares, the Voting Trust will have the power to vote approximately        % of our common stock. As a result, the Voting Trust will have the ability to control the outcome of matters submitted to a vote of stockholders and, through our board of directors, the ability to control decision-making with respect to our business direction and policies. Matters over which the Voting Trust will, directly or indirectly, exercise control following this offering include:

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  the election of our board of directors and the appointment and removal of our officers;

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  mergers and other business combination transactions, including proposed transactions that would result in our stockholders receiving a premium price for their shares;

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  other material acquisitions or dispositions of businesses or assets;

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  incurrence of indebtedness and the issuance of equity securities;

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  repurchase of stock and payment of dividends; and

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  the issuance of shares to management under our equity incentive plans.

        Even if the Voting Trust's ownership of our shares falls below a majority, the trustee may continue to be able to influence or effectively control our decisions.

We will enter into a tax sharing agreement with our current stockholders (each a "pre-IPO stockholder") and could become obligated to make payments to the pre-IPO stockholders for any additional federal, state or local income taxes assessed against such pre-IPO stockholder for tax periods prior to the completion of this offering.

        We historically have been treated as an S Corp for U.S. federal income tax purposes. Because we have been an S Corp, our pre-IPO stockholders have been taxed on our income as individuals. Therefore each pre-IPO stockholder has received certain distributions ("tax distributions") from us that were generally intended to equal the amount of tax such was required to pay with respect to our income. In connection with this offering, our S Corp status will terminate and we will thereafter be subject to federal and increased state income taxes. In the event of an adjustment to our reported taxable income for periods prior to termination of our S Corp status, it is possible that each pre-IPO stockholder will be liable for additional income taxes for those prior periods. Therefore, we will enter into agreements with each of the pre-IPO stockholders prior to or upon consummation of this offering. Pursuant to this agreement, upon our filing any tax return (amended or otherwise), in the event of any restatement of our taxable income or pursuant to a determination by, or a settlement with, a taxing authority, for any period during which we were an S Corp, depending on the nature of the adjustment we may be required to make a payment to each of the pre-IPO stockholders in an amount equal to such pre-IPO stockholder's incremental tax liability, which amount may be material. In addition, we will indemnify each pre-IPO stockholders with respect to unpaid income tax liabilities to the extent that such unpaid income tax liabilities are attributable to an adjustment to our taxable income for any period after our S Corp status terminates. In both cases the amount of the payment will be based on the assumption that such pre-IPO stockholders is taxed at the highest rate applicable to individuals for the relevant periods. We will also indemnify each pre-IPO stockholders for any interest, penalties, losses, costs or expenses arising out of any claim under the agreement. However, each pre-IPO stockholders will indemnify us with respect to our unpaid tax liabilities (including interest and penalties) to the extent that such unpaid tax liabilities are attributable to a decrease in the shareholder's taxable income for any for tax period and a corresponding increase in the Company's taxable income for any period.

An active trading market for our common stock may not develop.

        Prior to this offering, there has been no public market for our common stock or the common stock of our subsidiaries. The initial public offering price for our common stock will be determined through negotiations between us and the underwriters, and market conditions, and may not be indicative of the market price of our common stock after this offering. If you purchase shares of our common stock, you may not be able to resell those shares at or above the initial public offering price. We cannot predict the extent to which investor interest in the Company will lead to the development of an active trading market on             or how liquid that market might become. An active public market for our common stock may not develop or be sustained after the offering. If an active public market does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at a price that is attractive to you, or at all.

Our stock price may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

        After this offering, the market price for our common stock is likely to be volatile, in part because our shares have not been traded publicly. In addition, the market price of our common stock may fluctuate significantly in response to a number of factors, many of which we cannot control, including those described under "—Risks Related to Our Business" and the following:

  •
  changes in financial estimates by any securities analysts who follow our common stock, our failure to meet these estimates or failure of those analysts to initiate or maintain coverage of our common stock;

  •
  downgrades by any securities analysts who follow our common stock;

  •
  future sales of our common stock by our officers, directors and significant stockholders;

  •
  market conditions or trends in our industry or the economy as a whole;

  •
  investors' perceptions of our prospects;

  •
  announcements by us of significant acquisitions, joint ventures or capital commitments; and

  •
  changes in key personnel.

        In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were involved in securities litigation, we could incur substantial costs, and our resources and the attention of management could be diverted from our business.

Our ability to pay dividends to our stockholders is restricted by applicable laws and regulations and by the ability of our subsidiaries to pay dividends to us.

        Holders of our common stock are only entitled to receive such cash dividends as our board, in its sole discretion, may declare out of funds legally available for such payments. Any decision to declare and pay dividends will be dependent on a variety of factors, including our financial condition, earnings, legal requirements, our general liquidity needs, and other factors that our board deems relevant. As a bank holding company, our ability to declare and pay dividends to our stockholders is subject to certain banking laws, regulations, and policies, including minimum capital requirements and, as a Delaware corporation, we are subject to certain restrictions on dividends under the DGCL. In addition, we are a separate legal entity, and, accordingly, our ability to pay dividends depends primarily upon the receipt of dividends or other capital distributions from the Banks. The ability of the Banks to make distributions or pay dividends to us is subject to their earnings, financial condition, and liquidity needs, as well as federal and state laws, regulations, and policies applicable to them, which limit the amount our Banks can pay as dividends or other capital distributions to us. Finally, our ability to pay dividends to our stockholders, or our Banks' ability to pay dividends or other distributions to us, may be limited by covenants in any financing arrangements that we or our Banks may enter into in the future. See "Dividend Policy" and "Supervision and Regulation—Dividends and Share Repurchases."

        As a consequence of these various limitations and restrictions, we may not be able to make, or may have to reduce or eliminate at any time, the payment of dividends on our common stock. Any change in the level of our dividends or the suspension of the payment thereof could have a material adverse effect on the market price of our common stock.

        During 2018 and 2017, the Banks made significant dividend payments to us and we used the cash to make dividends to our stockholders, including significant dividends that were intended to facilitate the payment of state and federal taxes on pass-through income to our stockholders due to our status as an S Corp. In addition, we intend to use the net proceeds to us from this offering to fund the Distribution to our existing stockholders, conditioned upon and immediately following the closing of the offering. We cannot guarantee that we will be able to pay dividends to our stockholders following the closing of the offering, or that either board of directors of our Banks will be able to or will elect to pay dividends to us, nor can we guarantee the timing or amount of any such dividends actually paid. As a result, you many not receive any return on an investment in our common stock unless you sell our common stock for a price greater than that which you paid for it.

Future sales of our common stock, or the perception in the public markets that these sales may occur, may depress our stock price.

        Sales of substantial amounts of our common stock in the public market after this offering, or the perception that these sales could occur, could adversely affect the price of our common stock and could impair our ability to raise capital through the sale of additional shares. Upon completion of this offering, we will have             shares of common stock outstanding. The shares of common stock offered in this offering will be freely tradable without restriction under the Securities Act of 1933, as amended (the "Securities Act"), except for any shares of our common stock that may be held or acquired by our directors, executive officers and other affiliates, as that term is defined in the Securities Act, which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.

        We, each of our executive officers and directors and the trustee of the Voting Trust, which controls over 95% of our outstanding common stock, have agreed, subject to certain exceptions, with the underwriters not to dispose of or hedge any of the shares of common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date that is 180 days after the date of this prospectus (subject to extension in certain circumstances), except, in our case, for the issuance of common stock upon exercise of options under our existing management incentive plan. Keefe, Bruyette & Woods, Inc. and JP Morgan Securities LLC may, in their sole discretion, release any of these shares from these restrictions at any time without notice. See "Underwriting."

        All of our shares of common stock outstanding as of the date of this prospectus may be sold in the public market by existing stockholders 180 days after the date of this prospectus, subject to applicable volume and other limitations imposed under federal securities laws. See "Shares Eligible for Future Sale" for a more detailed description of the restrictions on selling shares of our common stock after this offering.

        After this offering, subject to any lock-up restrictions described above with respect to certain holders, holders of approximately             shares of our common stock will have the right to require us to register the sales of their shares under the Securities Act, under the terms of an agreement between us and the holders of these securities. See "Shares Eligible for Future Sale—Registration Rights" for a more detailed description of these rights.

        In the future, we may also issue securities in connection with acquisitions or investments. The number of shares of our common stock issued in connection with an acquisition or investment could constitute a material portion of our then-outstanding shares of our common stock.

We are an "emerging growth company" and may elect to comply with reduced public company reporting requirements, which could make our common stock less attractive to investors.

        We are an emerging growth company, as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various public company reporting requirements. These exemptions include, but are not limited to, (i) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, (ii) reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements, and (iii) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years after the first sale of our common stock pursuant to an effective registration statement under the Securities Act, which fifth anniversary will occur in 2024. However, if certain events occur prior to the end of such five-year period, including if we become a "large accelerated filer," our annual gross revenue exceeds $1.07 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we would cease to be an emerging growth company prior to the end of such five-year period. We have taken advantage of certain of the reduced disclosure obligations regarding executive compensation in this prospectus and may elect to take advantage of other reduced disclosure obligations in future filings. As a result, the information that we provide to holders of our common stock may be different than you might receive from other public reporting companies in which you hold equity interests. We cannot predict if investors will find our common stock less attractive as a result of our reliance on these exemptions. If some investors find our common stock less attractive as a result of any choice we make to reduce disclosure, there may be a less active trading market for our common stock and the price for our common stock may be more volatile.

        Under the JOBS Act, emerging growth companies may also elect to delay adoption of new or revised accounting standards until such time as those standards apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards and, therefore, we will not be subject to the same new or revised accounting standards as other public companies.

The requirements of being a public company may strain our resources and distract our management, which could make it difficult to manage our business, particularly after we are no longer an "emerging growth company."

        Following the completion of this offering, we will be required to comply with various regulatory and reporting requirements as a publicly-traded company, including those required by the SEC. Complying with these reporting and other regulatory requirements will be time-consuming and will result in increased costs to us and could have a negative effect on our business, financial condition and results of operations. Furthermore, as an "emerging growth company" we intend to take advantage of certain reduced regulatory and reporting requirements and our costs of being a public company will likely increase further once we no longer qualify as an "emerging growth company."

        As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We are inexperienced with these reporting requirements and complying with them may place a strain on our systems and resources. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. We will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. Sustaining our growth also will require us to commit additional management, operational and financial resources to identify new professionals to join our firm and to maintain appropriate operational and financial systems to adequately support expansion. These activities will likely divert management's attention from other business concerns, including implementing our growth strategy, which could have a material adverse effect on our business, financial condition, results of operations and future growth.

As a public reporting company, we will be subject to rules and regulations established from time to time by the SEC regarding our internal control over financial reporting. If we fail to remediate material weaknesses in our internal control over financial reporting or otherwise establish and maintain effective internal control over financial reporting and disclosure controls and procedures, we may not be able to accurately report our financial results or report them in a timely manner.

        Upon completion of this offering, we will become a public reporting company subject to the rules and regulations established from time to time by the SEC and the             . These rules and regulations will require that, among other things, we establish and periodically evaluate procedures with respect to our internal control over financial reporting. Reporting obligations as a public company are likely to place a considerable strain on our financial and management systems, processes and controls, as well as on our personnel. Our management team, including our Chief Executive Officer, Chief Operating Officer and Chief Financial Officer, has limited experience managing a publicly traded company, and limited experience complying with the increasingly complex and changing laws pertaining to public companies.

        In addition, as a public company we will be required to document and test our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act so that our management can certify as to the effectiveness of our internal control over financial reporting by the time our second annual report is filed with the SEC and thereafter, which will require us to document and make significant changes to our internal control over financial reporting. Likewise, our independent registered public accounting firm will be engaged to provide an attestation report on the effectiveness of our internal control over financial reporting at such time as we cease to be an "emerging growth company," as defined in the JOBS Act.

        If our senior management is unable to conclude that we have effective internal control over financial reporting, or to certify the effectiveness of such controls, or if our independent registered public accounting firm cannot render an unqualified opinion on management's assessment and the effectiveness of our internal control over financial reporting, when required, or if material weaknesses in our internal control over financial reporting is identified, we could be subject to regulatory scrutiny, a loss of public and investor confidence, and to litigation from investors and stockholders, which could have a material adverse effect on our business and our stock price. In addition, if we do not maintain adequate financial and management personnel, processes and controls, we may not be able to manage our business effectively or accurately report our financial performance on a timely basis, which could cause a decline in our common stock price and adversely affect our results of operations and financial condition. Additionally, to comply with the requirements of being a public company, we may need to undertake various costly and time-consuming actions, such as implementing new internal controls and procedures and hiring additional accounting or internal audit personnel, which may adversely affect our business, financial condition and results of operations.

Anti-takeover provisions in our charter documents and Delaware law, and the banking laws and regulations to which we are subject, might discourage or delay acquisition attempts for us that you might consider favorable.

        Our amended and restated certificate of incorporation and amended and restated bylaws will contain provisions that may make the acquisition of the Company more difficult without the approval of our board of directors. These provisions:

  •
  authorize the issuance of undesignated preferred stock, the terms of which may be established and the shares of which may be issued without stockholder approval, and which may include super voting, special approval, dividend or other rights or preferences superior to the rights of the holders of common stock;

  •
  prohibit stockholder action by written consent, requiring all stockholder actions be taken at a meeting of our stockholders;

  •
  provide that the board of directors is expressly authorized to make, alter or repeal our amended and restated bylaws;

  •
  establish advance notice requirements for nominations for elections to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings;

  •
  prohibit stockholders from calling special meetings of stockholders; and

  •
  require the approval of holders of at least 75% of the outstanding shares of our voting common stock to amend our amended and restated certificate of incorporation and for stockholders to amend our amended and restated bylaws.

        These anti-takeover provisions and other provisions under Delaware law could discourage, delay or prevent a transaction involving a change in control of the Company, even if doing so would benefit our stockholders. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire. For a further discussion of these and other such anti-takeover provisions, see "Description of Capital Stock—Anti-takeover Effects of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws."

        Furthermore, banking laws impose notice, approval and ongoing regulatory requirements on any stockholder or other party that seeks to acquire direct or indirect "control," as defined under applicable law, of an FDIC-insured depository institution. These laws include the Bank Holding Company Act of 1956 (the "BHCA") and the Change in Bank Control Act of 1978. These laws could, among other things, limit the equity held by certain stockholders, restrain a stockholder's ability to influence proxy matters, or prevent an acquisition of the Company, in each case without first obtaining regulatory approval. See "Supervision and Regulation—Acquisition of Control."

Our amended and restated certificate of incorporation upon consummation of this offering will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

        Our amended and restated certificate of incorporation upon consummation of this offering will provide that, subject to limited exceptions, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action asserting a claim against us or any of our directors, officers or other employees arising pursuant to any provision of the DGCL, our certificate of incorporation or our by-laws or (iv) any other action asserting a claim against us or any of our directors, officers or other employees that is governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and to have consented to the provisions of our certificate of incorporation described above. This choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, if a court were to find these provisions of our amended and restated certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.

If you purchase shares of common stock sold in this offering, you will incur immediate and substantial dilution.

        If you purchase shares of common stock in this offering, you will incur immediate and substantial dilution in the amount of $        per share because the initial public offering price of $        is substantially higher than the tangible book value per share of our outstanding common stock. Dilution results from the fact that the initial public offering price per share of the common stock is substantially in excess of the book value per share of common stock attributable to the existing stockholders for the presently outstanding shares of common stock. In addition, you may also experience additional dilution upon future equity issuances or the exercise of stock options to purchase common stock granted to our employees and directors under our management incentive plan. See "Dilution."

We will have broad discretion in the use of net proceeds from this offering.

        We intend to use a significant portion of the net proceeds of this offering to fund the Distribution, but our management will have broad discretion over the use and investment of the remaining net proceeds of this offering, and accordingly, investors in this offering will need to rely upon the judgment of our management with respect to the use of such remaining net proceeds with only limited information concerning management's specific intentions. See "Use of Proceeds."

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

        The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our stock would be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If we fail to meet the expectations of analysts for our operating results, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price and trading volume to decline.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        Certain statements contained in this prospectus are forward-looking statements. Forward-looking statements may include statements relating to our future plans, strategies and expectations, as well as our future revenues, expenses, earnings, losses, financial performance, financial condition, asset quality metrics and future prospects. Forward looking statements are generally identifiable by use of the words "believe," "may," "will," "should," "could," "expect," "estimate," "intend," "anticipate," "project," "plan" or similar expressions. Forward looking statements are frequently based on assumptions that may or may not materialize and are subject to numerous uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements.

        Factors that could cause actual results to differ materially from the results anticipated or projected and which could materially and adversely affect our operating results, financial condition or prospects include, but are not limited to:

  •
  our asset quality and any loan charge-offs;

  •
  the composition of our loan portfolio;

  •
  time and effort necessary to resolve nonperforming assets;

  •
  environmental liability associated with our lending activities;

  •
  the effects of the current low interest rate environment or changes in interest rates on our net interest income, net interest margin, our investments, and our loan originations, and our modeling estimates relating to interest rate changes;

  •
  our access to sources of liquidity and capital to address our liquidity needs;

  •
  our inability to receive dividends from our Banks, pay dividends to our common stockholders or satisfy obligations as they become due;

  •
  the effects of problems encountered by other financial institutions;

  •
  our ability to achieve organic loan and deposit growth and the composition of such growth;

  •
  our ability to attract and retain skilled employees or changes in our management personnel;

  •
  any failure or interruption of our information and communications systems;

  •
  our ability to identify and address cybersecurity risks;

  •
  the effects of the failure of any component of our business infrastructure provided by a third party;

  •
  our ability to keep pace with technological changes;

  •
  our ability to successfully develop and commercialize new or enhanced products and services;

  •
  current and future business, economic and market conditions in the United States generally or in Illinois in particular;

  •
  the geographic concentration of our operations in the State of Illinois;

  •
  our ability to effectively compete with other financial services companies and the effects of competition in the financial services industry on our business;

  •
  our ability to attract and retain customer deposits;

  •
  our ability to maintain our Banks' reputations;

  •
  possible impairment of our goodwill and other intangible assets;

  •
  the impact of, and changes in applicable laws, regulations and accounting standards and policies;

  •
  our prior status as an S Corp;

  •
  possible changes in trade, monetary and fiscal policies of, and other activities undertaken by, governments, agencies, central banks and similar organizations;

  •
  the effectiveness of our risk management and internal disclosure controls and procedures;

  •
  market perceptions associated with certain aspects of our business;

  •
  the one-time and incremental costs of operating as a standalone public company;

  •
  our ability to meet our obligations as a public company, including our obligations under Section 404 of Sarbanes-Oxley; and

  •
  damage to our reputation from any of the factors described above, in "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" or elsewhere in this prospectus.

        These risks and uncertainties, as well as the factors discussed under "Risk Factors," should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Forward-looking statements speak only as of the date they are made. We do not undertake any obligation to update any forward-looking statement in the future, or to reflect circumstances and events that occur after the date on which the forward-looking statement was made.

 USE OF PROCEEDS

        Assuming an initial public offering price of $            per share (the midpoint of the range set forth on the cover page of this prospectus), we estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and the estimated offering expenses, will be approximately $             million, or approximately $             million if the underwriters' option to purchase additional shares is exercised in full. Each $1.00 increase (decrease) in the initial public offering price per share would increase (decrease) our net proceeds, after deducting underwriting discounts and commissions and the estimated offering expenses, by $             million (assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and no exercise of the underwriters' option to purchase additional shares). See "Underwriting" for additional information regarding offering expenses and underwriting commissions and discounts.

        We intend to use the net proceeds to us from this offering to fund a Distribution to our existing stockholders immediately after the closing of this offering in the amount of $             million, which represents a significant portion of our S Corp earnings that have been taxed to our existing stockholders, but not distributed to them. We intend to use the remainder of the net proceeds to us from this offering, which we estimate to be approximately $             million, to support our growth, including to fund our organic growth and implement our strategic initiatives, which may include the potential expansion of our business through opportunistic acquisitions of depository institutions and other complementary businesses, and selective acquisitions of assets, deposits and branches that we believe present attractive risk-adjusted returns or provide a strategic benefit to our growth strategy, for working capital and for other general corporate purposes, and to strengthen our regulatory capital.

        Our management will have broad discretion in the application of the net proceeds from this offering to us, and investors will be relying on the judgment of our management regarding the application of the proceeds. Pending their use, we plan to invest our net proceeds from this offering in short term, interest bearing obligations, investment grade instruments, certificates of deposit, or direct or guaranteed obligations of the U.S. government.

 DIVIDEND POLICY

Dividends

        As an S Corp, we have historically made distributions to our existing stockholders to provide them with funds to pay U.S. federal income tax on our taxable income that was "passed through" to them. We have also historically paid additional dividends to our existing stockholders as a return on their investment from time to time. Following this offering, we will be taxed as a C Corp and, therefore, we will no longer pay distributions to provide our stockholders with funds to pay U.S. federal income tax on their pro rata portion of our taxable income.

        After this offering, we expect to pay periodic dividends to holders of our common stock, however we may elect not to pay dividends, or may be unable or restricted from doing so under the applicable laws and regulations. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including general and economic conditions, industry standards, our financial condition and operating results, our available cash and current and anticipated cash needs, capital requirements, banking regulations, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us, and such other factors as our board of directors may deem relevant.

Distribution of S Corp earnings

        As of December 31, 2018, we had in excess of $188 million of S Corp earnings that have been, or will be, taxed to our existing stockholders, but have not been distributed to them. As a result and in connection with the termination of our status as an S Corp, we are able to make a cash distribution to our existing stockholders in an amount equal to these taxed, yet undistributed, earnings that is intended to be non-taxable to them.

        In connection with the Distribution, our board of directors intends to declare a cash distribution to our existing stockholders in the amount of $             million, which will be contingent upon, and payable to our existing stockholders immediately following, the closing of this offering. Purchasers of our common stock in this offering will not be entitled to receive any portion of the Distribution.

Dividend restrictions

        As a bank holding company, our ability to pay dividends is subject to limitations under various federal and state laws, regulations and policies, including minimum capital and other requirements. Further, we are a separate legal entity from our subsidiaries and do not have significant operations of our own. Accordingly, our ability to pay dividends depends primarily upon the receipt of dividends or other capital distributions from the Banks and our Banks also are subject to various bank regulatory and other restrictions on their ability to make distributions or pay dividends to us. See "Supervision and Regulation—Dividends" for a more detailed discussion of these bank regulatory limitations.

        As a Delaware corporation, we are subject to certain restrictions on dividends under the DGCL. Generally, a Delaware corporation may only pay dividends either out of "surplus" or out of the current or the immediately preceding year's net profits. Surplus is defined as the excess, if any, at any given time, of the total assets of a corporation over its total liabilities and statutory capital. The value of a corporation's assets can be measured in a number of ways and may not necessarily equal their book value. In addition, financing arrangements that we may enter into in the future may include restrictive covenants that may limit our ability to pay dividends.

 DILUTION

        If you invest in our common stock, your ownership interest will be diluted to the extent the initial public offering price per share of our common stock exceeds the as adjusted tangible book value per share of our common stock immediately following this offering. As of March 31, 2019, the tangible book value of our common stock was approximately $             million, or $            per share of common stock based on             shares of our common stock issued and outstanding. Tangible book value per share represents common equity less intangible assets and goodwill, divided by the number of shares of our common stock outstanding.

        After giving effect to our sale of            shares of our common stock in this offering (assuming the underwriters do not exercise their purchase option) based upon an assumed initial public offering price of $            per share (the midpoint of the range set forth on the cover page of this prospectus) and deducting estimated underwriting discounts and commission and estimated offering expenses payable by us, the use of proceeds therefrom and the            -for-one stock split that we intend to make prior to the completion of this offering, the as adjusted tangible book value of our common stock at March 31, 2019 would have been approximately $             million, or $            per share. Therefore, this offering will result in an immediate increase of $            in the tangible book value per share of our common stock of existing stockholders and an immediate dilution of $            in the tangible book value per share of our common stock to investors purchasing shares in this offering, or approximately        % of the public offering price of $            per share.

        If the underwriters exercise their option to purchase additional shares of our common stock in full, the as adjusted tangible book value per share of common stock after giving effect to this offering would be approximately $            per share, and the dilution in as adjusted tangible book value per share of common stock to new investors in this offering would be approximately $            .

        The following table illustrates the calculation of the amount of dilution per share that a new investor of our common stock in this offering will incur given the assumptions above:

Assumed initial public offering price per share	$
Tangible book value per share as of March 31, 2019
Increase per share attributable to new investors
As adjusted, Tangible book value per share after this offering

Dilution per share to new investors	$

        A $1.00 increase or decrease in the assumed initial public offering price of $            per share, the midpoint of the price range set forth on the cover of this prospectus, would increase or decrease tangible book value by $             million, or $            per share, and would increase or decrease the dilution per share to new investors by $             based on the assumptions set forth above.

        The following table illustrates the differences between the number of shares of common stock purchased from us, the total consideration paid, and the average price per share paid by existing stockholders and new investors purchasing shares of our common stock in this offering based on an assumed initial public offering price of $            per share, the midpoint of the price range on the cover of this prospectus, and before deducting estimated underwriting discounts and estimated offering expenses as of March 31, 2019 on an as adjusted basis:

	Shares Purchased		Total Consideration
					Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders		0.0%	$	0.0%	$
New investors
Total		100.0%	$	100.0%

        If the underwriters exercise their purchase option in full, the percentage of shares of our common stock held by existing stockholders will decrease to approximately        % of the total number of shares of our common stock outstanding after this offering, and the number of shares held by new investors will be increased to            , or approximately        % of the total number of shares of our common stock outstanding after this offering.

        The table above excludes shares of our common stock reserved for issuance under the Heartland Bancorp, Inc. omnibus incentive plan (the "Omnibus Incentive Plan"). To the extent that other equity awards are issued under the Omnibus Incentive Plan, investors participating in this offering will experience further dilution.

 CAPITALIZATION

        The following table sets forth our cash and cash equivalents and our capitalization as of March 31, 2019 on:

  •
  an actual basis; and

  •
  an adjusted basis to give effect to the following: (i) the Distribution, (ii) the exchange of our outstanding Series A common stock for shares of common stock on a one-for-one basis, (iii) a            -for-one stock split, (iv) the conversion to a C Corp and (v) the sale of             shares of our common stock in this offering by us at an assumed initial public offering price of $            per share, the midpoint of the price range set forth on the cover of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and the application of the net proceeds therefrom as described under "Use of Proceeds."

        You should read the following table in conjunction with the sections entitled "Use of Proceeds," "Summary Historical Consolidated Financial and Other Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.

	March 31, 2019 (unaudited)
(in thousands)	Actual	As Adjusted
Cash and cash equivalents	$160,502	$

Debt:
Subordinated debentures	37,533

Stockholders' Equity:
Common stock, $1.00 par value; shares authorized and shares issued and outstanding, actual, and authorized, actual, $0.01 par value, as adjusted and shares issued and outstanding, as adjusted	908
Surplus	31,561
Retained earnings	298,131
Accumulated other comprehensive income	1,012
Less Treasury stock	(3,019)

Total stockholders' equity	328,593

Total capitalization	$366,126	$

Capital Ratios
Stockholders' equity to assets	10.09%
Tangible common equity to tangible assets	9.29%
Tier 1 leverage capital (to average assets)	10.45%
Tier 1 capital (to risk-weighted assets)	13.37%
Total capital (to risk-weighted assets)	14.21%
Common equity tier 1 capital (to risk-weighted assets) (CET1)	11.92%

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

        The following discussion should be read in conjunction with "Selected Historical Consolidated Financial Information" and our consolidated financial statements and related notes thereto included elsewhere in this prospectus. In addition to historical information, this discussion contains forward-looking statements that involve risks, uncertainties and assumptions that could cause actual results to differ materially from management's expectations. Factors that could cause such differences are discussed in the sections entitled "Cautionary Note Regarding Forward-Looking Statements" and "Risk Factors." We assume no obligation to update any of these forward-looking statements.

Overview

        We are Heartland Bancorp, Inc., a bank holding company headquartered in Bloomington, Illinois. As of March 31, 2019, we had total assets of $3.3 billion, loans held for investment of $2.2 billion, total deposits of $2.8 billion and stockholders' equity of $329 million. Through our two bank subsidiaries, Heartland Bank and Lincoln Bank, we provide a comprehensive suite of business, commercial and retail banking products and services to businesses, families and local governments throughout Central and Northeastern Illinois. We currently operate 61 full-service and three limited-service branch locations, and have a leading deposit share in the majority of our core markets that we attribute to our long track record of providing relationship-based and personalized service to our customers and communities.

Transaction with Lincoln S.B. Corp

        In December 2018, we entered into an agreement to exchange 100% of the outstanding stock of Lincoln S.B. Corp, an Illinois corporation headquartered in Lincoln, Illinois for shares of our Series A common stock. Lincoln Bank was a wholly-owned subsidiary of Lincoln S.B. Corp prior to the consummation of the Lincoln Acquisition. Our voting ownership and the voting ownership of Lincoln S.B. Corp were considered under common control on the effective date of the Lincoln Acquisition and for all periods presented in the consolidated financial statements.

        The Lincoln Acquisition was accounted for as a change in reporting entity and, accordingly, as the receiving entity, we recognized the transfer of the assets and liabilities in connection with the Lincoln Acquisition at their carrying amounts in the accounts of Lincoln S.B. Corp, the transferring entity, on the effective date of the Lincoln Acquisition. The results of operations are reported as though the exchange of equity interests had occurred at the beginning of the periods presented. For similar assets and liabilities accounted for using different accounting methods, the carrying amounts have been retrospectively adjusted to the basis of accounting that we use. Significant intra-entity transactions and accounts have been eliminated in consolidation.

Factors Affecting Our Results of Operations

Economic Conditions

        Our business and financial performance are affected by economic conditions generally in the United States and more directly in the Illinois markets where we primarily operate. The significant economic factors that are most relevant to our business and our financial performance include the general economic conditions in the U.S. and in our markets, unemployment rates, real estate markets, and interest rates.

        The United States economy expanded by 3.1% at an annualized rate in the first quarter of 2019, which follows continued growth experienced since mid-2014. First quarter GDP growth calculated on a year over year basis was 3.2%. This measure has not been negative since the third quarter 2009 and many economists expect us to soon mark 10 years of economic expansion. Unemployment rates remained at its recent historic low of 3.6% in May 2019 and many inflation measures indicate price increases remain below 2.0%. However, there currently is significant uncertainty about future economic growth as well as the expected future monetary policy. After raising its Fed Funds target rate 9 times since late 2015, the Federal Reserve Board has recently indicated concerns over uncertainties about its outlook for sustained expansion of economic activity, strong labor market conditions, and inflation near its 2 percent objective.

        While existing home sales in the United States, as indicated by the National Association of Realtors, were down 1.8% from a year ago as of the end of February, sales increased significantly by 11.8% from January 2019 to a seasonally adjusted annual rate of 5.5 million as of February 2019. This compares to 5.3 million and 5.5 million as of December 31, 2018 and 2017, respectively. New home sales have increased to a seasonally adjusted annual rate of 667 thousand as of February 2019, from 621 thousand and 625 thousand as of December 31, 2018 and 2017, respectively. Home values, as indicated by the seasonally adjusted Case-Shiller 20 city index, showed an increase of 3.6% from January 2018 to January 2019, with Chicago reporting a 2.4% increase in home values during that same time period. Bankruptcy filings, per the U.S. Court Statistics, also improved with total filings down 2.0% for the year ended December 31, 2018, compared to the same period in 2017, with business filings down 4.0% and personal filings down 1.9%, for the year ended December 31, 2018, compared to the same period in 2017.

        According to the Beige Book published by the Federal Reserve Board in March 2019, overall economic activity in the Seventh Federal Reserve District (which includes Illinois) increased slightly in January and early February 2019, with growth expected to return to a modest pace over the next 6 to 12 months. Reports across sectors were mostly unchanged or with modest improvement. Consumer spending fell modestly while business spending increased slightly. Home sales slowed some as a result of tight inventories for lower-priced homes and reduced demand for higher-priced homes. However, demand for multifamily properties remained strong and home prices and rents increased. Manufacturers reported little change in production and were pleased with the level of activity. Bankers noted modest improvement in financial conditions, slight increases in business loan demand and slight decreases in consumer loan demand. Loan quality remained largely unchanged. The agriculture industry reported slight increases in corn prices with soybean and wheat prices decreasing. In general, it is expected that crop incomes and overall harvest will be lower in 2019 compared to 2018. Employment increased slightly with levels expected to increase at the same rate over the next 6 to 12 months. Hiring primarily occurred in professional and technical, production, and sales roles, but with difficulty filling positions at all skill levels. Wages growth has been modest with increases reported for managerial, professional and technical, and production workers.

        In recent years, real estate values have generally increased throughout our major markets, while unemployment has fluctuated especially in our downstate markets such as Bloomington (up to 4.5% in December 2018 compared to 3.8% in December 2017), Champaign (4.5% in December 2018 compared to 3.9% in December 2017), and Peoria (5.5% in December 2018 compared to 4.9% in December 2017).

Interest Rates

        Net interest income is our primary source of revenue. Net interest income equals the excess of interest income earned on interest earning assets (including discount accretion on purchased loans plus certain loan fees) over interest expense incurred on interest-bearing liabilities. The level of interest rates as well as the volume and mix of interest-earning assets and interest-bearing liabilities both impact net interest income. These factors are influenced by both the pricing and mix of interest-earning assets and interest-bearing liabilities which, in turn, are impacted by external factors such as local economic conditions, competition for loans and deposits, the monetary policy of the Federal Reserve Board and market interest rates.

        The cost of our deposits and short-term wholesale borrowings is largely based on short-term interest rates, which are primarily driven by the Federal Reserve Board's actions. The yields generated by our loans and securities are typically driven by short-term and long-term interest rates, which are set by the market and, to some degree, by the Federal Reserve Board's actions. The level of net interest income is therefore influenced by movements in such interest rates and the pace at which such movements occur. After an extended period of highly accommodative monetary policy, the Federal Reserve has raised short-term rates over 2.00% beginning in late 2015. These rate increases helped improve our interest income as earning assets repriced at higher rates. Market conditions have allowed our interest-bearing liabilities to reprice very little which has resulted in improved net interest margins. In general, we believe that further rate increases will lead to improved net interest margins while rate decreases will result in lower net interest margins. However, rate decreases may have the effect of increasing our mortgage origination and our general mortgage banking profitability, which could be more than offset by decreases in the valuation of our Mortgage Servicing Rights portfolio. For additional information regarding interest rate risk factors, see "Risk Factors—Interest Rate Risks."

Credit Trends

        We focus on originating loans with appropriate risk / reward profiles. We have a detailed Loan Policy that guides our overall loan origination philosophy and a well-established loan approval process that requires experienced credit officers to approve larger loan relationships. We monitor our credit quality closely with a series of monthly reports and a quarterly Credit Committee meeting where performance and trends within the loan portfolio are reviewed. We have a strong Credit Department that underwrites larger loan relationships and prepares annual reviews for larger and more complex loan relationships. Although we believe our loan approval process and credit review process is a strength that allows us to maintain a high quality loan portfolio, we recognize that credit trends in the markets in which we operate and in our loan portfolio can materially impact our financial condition and performance and that these trends are primarily driven by the economic conditions in our markets.

        Historically, we have maintained strong credit quality in our originated portfolio. Loans acquired through bank acquisitions represent a segment of our portfolio characterized by loans underwritten with different philosophies in both original risk appetite and loan structure. As we have efficiently worked through the acquired loan portfolios, we have experienced higher overall nonperforming assets, but this segment of our portfolio and the related nonperforming assets has been declining through active collection efforts. Overall credit quality continued to improve in 2018 compared to 2017 and 2016. This was due to both stable economic conditions within our markets and the continued resolution of relationships acquired through prior bank acquisitions.

        In addition to its impact on credit quality metrics, our acquired bank loan portfolio has presented a headwind to our overall loan growth rate as we have intentionally worked to reduce our exposure to higher risk loans and loans originated by the acquired banks that did not align with our credit culture. We have experienced a significant reduction in our one-to-four family residential portfolio as we have allowed existing acquired loans that do not meet our normal underwriting standards to amortize down, and new applications that do meet our criteria, are generally sold in the secondary market. Acquired one-to-four family residential loans totaled $67.0 million at March 31, 2019. Additionally, the American Midwest Bank portfolio contained niche lending segments such as a nationwide RV lending program and a local mobile home loan program. We elected to discontinue those programs, and the acquired loans in those programs have been amortizing down. The acquired loan segment of our portfolio has been reduced from $417.3 million at December 31, 2016 to $208.4 million at March 31, 2019.

        Growth within the originated segment of our portfolio has primarily been the result of strong growth in commercial real estate—non owner occupied and construction and land development loans in the Chicago MSA. We entered the Chicago market in 2011 through the acquisition of Western Springs National Bank. We have hired experienced lenders with contacts in the market and began developing relationships with clients at a time when many banks were not financing commercial real estate. We believe that we were able to establish relationships with borrowers that weathered the recession, and we built a foundation of quality loans that met our traditional underwriting philosophy characterized by loans with good cash equity and sound structuring. As the commercial real estate market in the Chicago MSA recovered and thrived, we have been able to build off that foundation through loans to existing borrowers and a growing network of referrals. Our loan growth in the Chicago MSA has been spread across a variety of commercial real estate asset classes, including multi family, mixed use, industrial, retail, and office, and it has represented a mixture of projects intended for resale as well as projects intended for long term investment.

        Although we have continued to experience favorable credit trends through the most recent quarter, we are sensitive to credit quality risks in our loan portfolio. For additional information regarding credit quality risk factors, see "Risk Factors—Lending and Credit Risks."

Competition

        Our profitability and growth are affected by the highly competitive nature of the financial services industry. We compete with community banks in all of our markets and, to a lesser extent, with money center banks, primarily in the Chicago MSA. Additionally, we compete with non-bank financial services companies and other financial institutions operating within the areas we serve.

        Our competition for loans comes principally from commercial banks, savings banks, mortgage banking companies, the U.S. Government, credit unions, leasing companies, insurance companies, real estate conduits and other companies that provide financial services to businesses and individuals.

        Our most direct competition for deposits has historically come from commercial banks and credit unions. We face increasing competition for deposits from online financial institutions and non-depository competitors such as the mutual fund industry, securities and brokerage firms and insurance companies.

        We seek to meet this competition by emphasizing personalized service and efficient decision-making tailored to individual needs. We do not rely on any individual, group, or entity for a material portion of our loans or our deposits.

        Recently, we have seen increased competitive pressures on loan rates and terms and increased competition for deposits. Continued loan and deposit pricing pressure may affect our financial results in the future.

Regulatory Environment / Trends

        We are subject to extensive regulation and supervision, which continue to evolve as the legal and regulatory framework governing our operations continues to change. The current operating environment also has heightened supervisory expectations in areas such as consumer compliance, the BSA and anti-money laundering compliance, risk management and internal audit. We anticipate that this environment of heightened scrutiny will continue for the industry. As a result of these heightened expectations, we expect to incur additional costs for additional compliance, risk management and audit personnel or professional fees associated with advisors and consultants. For additional information, please refer to "Supervision and Regulation" as well as "Risk Factors—Legal, Accounting, Regulatory and Compliance Risks."

Factors Affecting Comparability of Financial Results.

S Corp Status

        Since 1997, we have elected to be taxed for U.S. federal income tax purposes as an S Corp. As a result, our net income has not been subject to, and we have not paid, U.S. federal income tax, and we have not been required to make any provision or recognize any liability for U.S. federal income tax in our financial statements. Taxable income of an S Corp is passed through to and reported by its stockholders who are individually liable to pay taxes at individual tax rates. While we are not subject to and have not paid U.S. federal income tax, we are subject to, and have paid, State of Illinois replacement tax. The consummation of this offering will result in the termination of our status as an S Corp and the beginning of our taxation as a C Corp for U.S. federal income tax purposes. Upon the termination of our status as an S Corp, we will commence paying U.S. federal income tax on our pre-tax net income for each year (including the portion of the year beginning on the date our status as an S Corp terminates), and our financial statements will reflect a provision for U.S. federal income tax. As a result of this change, the net income and earnings per share data presented in our historical financial statements and the other financial information set forth in this prospectus (unless otherwise specified) will not be comparable with our future net income and earnings per share in periods after we commence to be taxed as a C Corp.

        The termination of our status as an S Corp may also affect our financial condition and cash flows. Historically, we have made quarterly cash distributions to our stockholders in amounts estimated by us to be sufficient for them to pay estimated individual U.S. federal and state income tax liability resulting from our taxable income that was "passed through" to them. In addition to quarterly dividends for individual estimated tax liability, we have also paid a quarterly regular dividend and occasionally have declared and paid special dividends. The estimated tax dividends have been based on individual U.S. federal and state income tax rates, which differ from the rates imposed on the income of C Corps. Once our status as an S Corp terminates, no income will be "passed through" to any stockholders, but, as noted above, we will commence paying U.S. federal and state income tax. However, the amounts that we have historically distributed to the stockholders are not indicative of the amount of U.S. federal and state income tax that we will be required to pay after we commence to be taxed as a C Corp. Based on 2019 corporate and individual tax rates, our C Corp tax obligation would be meaningfully less than tax dividends paid as an S Corp. Future corporate and individual tax rates are subject to change and our future cash flows and financial condition could be positively or adversely affected compared to our historical cash flows and financial condition.

        Furthermore, deferred tax assets and liabilities will be recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of our existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of the change in tax rates resulting from becoming a C Corp will be recognized in income in the quarter such change takes place. This difference between the financial statement carrying amounts of assets and liabilities and their respective tax bases would have been recorded as a net deferred tax liability of $0.1 million at March 31, 2019, a net deferred tax asset of $0.7 million at December 31, 2018, a net deferred tax liability of $0.7 million at December 31, 2017, and a net deferred tax liability of $2.1 million at December 31, 2016.

Public Company Costs

        Following the completion of this offering, we expect to incur additional costs associated with operating as a public company, hiring additional personnel, enhancing technology and expanding our capabilities. We expect that these costs will include legal, regulatory, accounting, investor relations and other expenses that we did not incur as a private company. Sarbanes-Oxley and rules adopted by the SEC, the FDIC and national securities exchanges require public companies to implement specified corporate governance practices that are currently inapplicable to us as a private company.

Non-GAAP Financial Information

        This prospectus contains certain financial information determined by methods other than in accordance with GAAP. These measures include net interest income (tax-equivalent basis), net interest margin (tax-equivalent basis), yield on loans excluding accretable yield, efficiency ratio (tax-equivalent basis), tangible book value per share, tangible common equity to tangible assets, core net income, originated loans and any ratios derived therefrom, acquired loans, core deposits, core deposits to total deposits, core return on average assets, core return on average stockholders' equity and comprehensive credit-related coverage. Our management uses these non-GAAP financial measures, together with the related GAAP financial measures, in its analysis of our performance and in making business decisions. The tax equivalent adjustment to net interest income recognizes the income tax savings when comparing taxable and tax-exempt assets and assumes a federal tax rate of 21% and state income tax rate of 9.5% for the three months ended March 31, 2019 and 2018 and the year ended December 31, 2018, a federal tax rate of 35% and state income tax rate of 8.63% for the year ended December 31, 2017, and federal tax rate of 35% and state income tax rate of 7.75% for the year ended December 31, 2016.

        Management believes that it is a standard practice in the banking industry to present these non-GAAP financial measures, and accordingly believes that providing these measures may be useful for peer comparison purposes. These disclosures should not be viewed as substitutes for the results determined to be in accordance with GAAP; nor are they necessarily comparable to non-GAAP financial measures that may be presented by other companies. See our reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures under the caption "Summary Historical Consolidated Financial and Other Data—GAAP reconciliation and management explanation of non-GAAP financial measures."

Results of Operation

Overview of Recent Financial Results

  Comparison of Three Months Ended March 31, 2019 to Three Months Ended March 31, 2018

        For the three months ended March 31, 2019, net income available to common stockholders was $18.7 million increasing $0.7 million, or 3.64%, from the three months ended March 31, 2018. Basic and diluted earnings per share (pre-split) were $20.79 for three months ended March 31, 2019, an increase of 3.90% compared to $20.01 basic and diluted earnings per share (pre-split) for the three months ended March 31, 2018. Our return on average assets of 2.32% for three months ended March 31, 2019 was up from 2.21% for the three months ended March 31, 2018, and our return on average stockholders' equity was 21.59% for three months ended March 31, 2019, decreasing from 22.16% for the three months ended March 31, 2018 primarily driven by an increase in average stockholders' equity. The first quarter 2019 results improved primarily due to improved net interest income and margins from an increase in asset yields that exceeded the increase in our cost of interest-bearing liabilities. Our provision in the first quarter of 2019 was low, but unfavorable to the reversal of provision in the first quarter of 2018. Noninterest income and expense items were also slightly unfavorable quarter over quarter due primarily to a decrease in noninterest income. The increase in return on average assets compared to a decrease in return on average stockholders' equity quarter over quarter were driven in part by a decrease in average assets and an increase in average stockholders' equity for the two periods.

        For the three months ended March 31, 2019, C Corp equivalent net income was $14.0 million increasing $0.5 million, or 3.47%, from the three months ended March 31, 2018. C Corp equivalent basic and diluted earnings per share (pre-split) were $15.57 for three months ended March 31, 2019, an increase of 3.73% compared to $15.01 for the three months ended March 31, 2018. Our C Corp equivalent return on average assets of 1.74% for three months ended March 31, 2019 was up from 1.66% for the three months ended March 31, 2018, and our C Corp equivalent return on average stockholders' equity was 16.17% for three months ended March 31, 2019, decreasing from 16.62% for the three months ended March 31, 2018.

        For the three months ended March 31, 2019, core net income was $18.1 million essentially unchanged compared to the three months ended March 31, 2018. Core return on average assets increased slightly to 2.24% for the quarter ended March 31, 2019 from 2.21% for the quarter ended March 31, 2018 while core return on average stockholders' equity decreased from 22.16% to 20.83%. Core net income in the three months ended March 31, 2019 excludes $0.5 million in gains from the sale of our insurance and title insurance businesses. Non-core adjustments for net income in the three months ended March 31, 2018 netted out to an insignificant amount. The largest adjustment that period was the exclusion of $0.1 million of net gains on bank premise and equipment. The key drivers of a quarter over quarter comparison of core net income were similar to comparisons of net income. A material increase in net interest income was offset by a larger provision and a decline in non-interest income.

  Comparison of Year Ended December 31, 2018 to Year Ended December 31, 2017

        For the year ended December 31, 2018, net income available to common stockholders was $63.8 million increasing $7.7 million, or 13.72%, from the year ended December 31, 2017. Basic and diluted earnings per share (pre-split) increased to $70.70 for 2018, or 13.87%, compared to $62.09 per diluted share (pre-split) for 2017. Our return on average assets of 1.96% for 2018 was up significantly from 1.69% for 2017 while our return on average stockholders' equity was 19.32% for 2018, which also increased significantly compared to 16.58% for 2017. 2018 results improved primarily due to improved net interest and margins from an increase in asset yields that exceeded the increase in our cost of interest-bearing liabilities. Our provision for 2018 was unfavorable to the 2017 provision. A decrease in noninterest income was more than offset by a larger decrease in noninterest expense primarily due to a reduction in branch operating expense. 2017 also included significant one-time expenses discussed below that materially increased noninterest expense in that period. The increase in return on average assets and return on average stockholders' equity year over year were enhanced by decreases in average assets and average stockholders' equity for the two periods.

        For the year ended December 31, 2018, C Corp equivalent net income was $48.3 million increasing $11.0 million, or 29.50%, from the year ended December 31, 2017. C Corp equivalent basic and diluted earnings per share (pre-split) increased to $53.52 for the year ended December 31, 2018, or 29.65%, compared to $41.28 for the year ended December 31, 2017. The 2018 C Corp equivalent earnings improved primarily due to improved net interest margins from an increase in asset yields and tax rate changes in the Tax Cuts and Jobs Act first effective in 2018. Our C Corp equivalent return on average assets of 1.49% for the year ended December 31, 2018 was up from 1.12% the year ended December 31, 2017, and our C Corp equivalent return on average stockholders' equity was 14.63% for the year ended December 31, 2018 increasing from 11.02% for the year ended December 31, 2017.

        For the year ended December 31, 2018, core net income was $66.5 million, an increase of $6.3 million, or 10.53%, from the year ended December 31, 2017. Core return on average assets and core return on average stockholders' equity increased to 2.05% and 20.13%, respectively, for the year ended December 31, 2018 from 1.81% and 17.78%, respectively, for the year ended December 31, 2017. Core net income in the year ended December 31, 2018 excludes $2.5 million loss on sale of securities, $0.7 million gain on sale of bank premises, and $0.8 million to remove a net loss from operating our recently dissolved subsidiary, HB Credit Company, offset in part by removing a small operating profit in our recently sold insurance and title insurance businesses. Core net income in the year ended December 31, 2017 excludes a $2.2 million loss on bank premises and equipment, a $1.3 million expense accrual related to an employee benefits policy change, a $1.3 million loss on sale of securities, and a $1.0 million charge related to valuation adjustments of our FDIC indemnification assets and liabilities offset in part by removing a $1.7 million profit from operating our recently dissolved subsidiary, HB Credit Company and our recently sold insurance and title insurance businesses. The key drivers of a year over year comparison of core net income were similar to comparisons of net income. A material increase in net interest income was offset by a larger provision and a small decline in non-interest income. However, 2017 had significantly higher material non-core noninterest expense items than we had in 2018.

  Comparison of Year Ended December 31, 2017 to Year Ended December 31, 2016

        For the year ended December 31, 2017, net income available to common stockholders was $56.1 million decreasing $2.4 million, or 4.17%, from the year ended December 31, 2016. Basic and diluted earnings per share (pre-split) decreased to $62.09 for 2017, or 4.27%, from $64.86 per basic and diluted share (pre-split) for 2016. Our return on average assets of 1.69% for 2017 was down from 1.76% for 2016 and our return on average stockholders' equity also decreased slightly to 16.58% for 2017 from 16.93% for 2016. 2017 earnings decreased primarily due to significant one-time expenses discussed below that materially increased non-interest expense in 2017. Net interest income in 2017 was almost unchanged from 2016, but a significantly smaller provision in 2017 helped results on a comparative basis. Slightly lower average assets and lower average stockholders' equity in 2017 compared to 2016 helped to mitigate the decline in return on average assets and return on average stockholders' equity year over year.

        For the year ended December 31, 2017, C Corp equivalent net income was $37.3 million decreasing $2.0 million, or 4.98%, from the year ended December 31, 2016. C Corp equivalent basic and diluted earnings per share (pre-split) decreased to $41.28 for the year ended December 31, 2017, or 5.06%, from $43.48 for the year ended December 31, 2016. Our C Corp equivalent return on average assets of 1.12% for the year ended December 31, 2017 was down from 1.18% for the year ended December 31, 2016 while our C Corp equivalent return on average stockholders' equity was 11.02% for the year ended December 31, 2017 decreasing from 11.35% for the year ended December 31, 2016.

        For the year ended December 31, 2017, core net income was $60.2 million, an increase of $1.7 million, or 2.86%, from the year ended December 31, 2016. Core return on average assets and core return on average stockholders' equity increased to 1.81% and 17.78%, respectively, for the year ended December 31, 2017 from 1.76% and 16.91%, respectively, for the year ended December 31, 2016. Core net income in the year ended December 31, 2017 excludes a $2.2 million loss on bank premises and equipment, a $1.3 million expense accrual related to an employee benefits policy change, a $1.3 million loss on sale of securities, and a $1.0 million charge related to valuation adjustments of our FDIC indemnification assets and liabilities offset in part by removing a $1.7 million profit from operating our recently dissolved subsidiary, HB Credit Company and our recently sold insurance and title insurance businesses. Core net income in the year ended December 31, 2016 excludes a $1.0 million charge related to valuation adjustments of our FDIC indemnification assets and liabilities offset by removing a $1.0 million profit from operating our recently dissolved subsidiary, HB Credit Company and our recently sold insurance and title insurance businesses. The key drivers of a year over year comparison of core net income were similar to comparisons of net income. Very similar net interest income between the two periods was helped by a material decrease in provision in 2017. Decreases in non-interest income in 2017 are almost offset by a decrease in non-interest expense after removing non-core items for 2017 and 2016 resulting in the year over year increase in core net income, core return on average assets and core return on average stockholders' equity.

Net Interest Income

        Net interest income is our primary source of revenue. Net interest income equals the excess of interest income (including discount accretion on acquired loans) plus fees earned on interest earning assets over interest expense incurred on interest-bearing liabilities. The level of interest rates and the volume and mix of interest-earning assets and interest-bearing liabilities impact net interest income. Interest rate spread and net interest margin are utilized to measure and explain changes in net interest income. Interest rate spread is the difference between the yield on interest-earning assets and the rate paid for interest-bearing liabilities that fund those assets. The net interest margin is expressed as the percentage of net interest income to average interest-earning assets. The net interest margin exceeds the interest rate spread because noninterest-bearing sources of funds, principally noninterest-bearing demand deposits and stockholders' equity, also support interest-earning assets.

        The following table sets forth average balances, average yields and costs, and certain other information. Average balances are daily average balances. Nonaccrual loans are included in the computation of average balances but have been reflected in the table as loans carrying a zero yield. The yields set forth below include the effect of deferred fees and expenses, discounts and premiums, purchase accounting adjustments that are amortized or accreted to interest income or expense.

	Three Months Ended March 31, (unaudited)
	2019			2018
	(Dollars in thousands)
	Average Outstanding Balance	Interest	Yield/Rate(5)	Average Outstanding Balance	Interest	Yield/Rate(5)
Gross loans(1)	$2,164,330	$30,970	5.72%	$2,113,812	$27,389	5.18%
Securities(1)	806,504	5,895	2.92%	896,576	5,966	2.66%
Deposits with banks	131,663	687	2.09%	109,447	340	1.24%
Other	2,719	15	2.24%	2,934	14	1.95%

Total interest-earning assets(1)	3,105,216	37,567	4.84%	3,122,769	33,709	4.32%
Allowance for loan losses	(20,441)			(19,677)
Noninterest-earning assets	148,518			172,298

Total assets	$3,233,293			$3,275,390

Interest-bearing demand	$826,456	417	0.20%	$812,197	222	0.11%
Money market	442,520	370	0.33%	455,364	164	0.14%
Savings	424,986	68	0.06%	438,637	71	0.06%
Time	432,877	1,128	1.04%	443,961	728	0.66%

Total interest-bearing deposits	2,126,839	1,983	0.37%	2,150,159	1,185	0.22%
Securities sold under agreements to repurchase	42,089	14	0.13%	35,074	9	0.11%
Borrowings	557	3	2.56%	34,424	139	1.61%
Subordinated debentures	37,528	497	5.30%	37,462	397	4.24%

Total interest-bearing liabilities	2,207,013	2,497	0.45%	2,257,119	1,730	0.31%

Noninterest-bearing deposits	650,630			664,568
Noninterest-bearing liabilities	28,493			27,339

Total liabilities	2,886,136			2,949,026
Equity	347,157			326,364

Total liabilities and equity	$3,233,293			$3,275,390

Net interest income (tax-equivalent basis)/Net interest margin (tax-equivalent basis)(1)(4)		35,070	4.52%		31,979	4.10%

Less: tax-equivalent adjustment		610	0.08%		668	0.09%

Net interest income /Net interest margin(4)		34,460	4.44%		31,311	4.01%

Less: accretion of loan discounts		1,363	0.18%		1,211	0.15%

Net interest income excluding accretable yield /Net interest margin excluding accretable yield(4)		$33,097	4.26%		$30,100	3.86%

Net interest rate spread(1)(2)			4.39%			4.01%
Net interest-earning assets(3)	$898,203			$865,650

Ratio of interest-earning assets to interest-bearing liabilities	1.41			1.38

	Years Ended December 31,
	2018			2017			2016
	(Dollars in thousands)
	Average Outstanding Balance	Interest	Yield/Rate	Average Outstanding Balance	Interest	Yield/Rate	Average Outstanding Balance	Interest	Yield/Rate
Gross Loans(1)	$2,131,512	$114,748	5.38%	$2,091,863	$107,657	5.15%	$2,132,405	$111,069	5.21%
Securities(1)	860,804	23,559	2.74%	886,077	23,754	2.68%	819,877	21,275	2.59%
Deposits with banks	114,202	1,717	1.50%	176,199	1,657	0.94%	172,189	761	0.44%
Other	2,771	69	2.47%	3,056	52	1.69%	7,292	68	0.93%

Total interest-earning assets(1)	3,109,289	140,093	4.51%	3,157,195	133,120	4.22%	3,131,763	133,173	4.25%
Allowance for loan losses	(20,046)			(20,497)			(18,402)
Noninterest-earning assets	158,355			183,541			212,122

Total assets	$3,247,598			$3,320,239			$3,325,483

Interest-bearing demand	$824,910	1,378	0.17%	$808,263	908	0.11%	$779,176	925	0.12%
Money market	442,872	685	0.15%	479,916	704	0.15%	491,897	708	0.14%
Savings	433,661	283	0.07%	439,844	293	0.07%	433,123	319	0.07%
Time	442,569	3,541	0.80%	495,222	3,054	0.62%	545,455	3,047	0.56%

Total interest-bearing deposits	2,144,012	5,887	0.27%	2,223,245	4,959	0.22%	2,249,651	4,999	0.22%
Securities sold under agreements to repurchase	40,725	57	0.14%	40,821	50	0.12%	40,050	45	0.11%
Borrowings	14,946	251	1.68%	5,788	61	1.05%	9,994	75	0.75%
Subordinated debentures	37,487	1,795	4.79%	37,421	1,525	4.07%	37,356	1,485	3.98%

Total interest-bearing liabilities	2,237,170	7,990	0.36%	2,307,275	6,595	0.29%	2,337,051	6,604	0.28%

Noninterest-bearing deposits	653,885			643,326			603,970
Noninterest-bearing liabilities	26,329			31,321			38,567

Total liabilities	2,917,384			2,981,922			2,979,588
Equity	330,214			338,317			345,895

Total liabilities and equity	$3,247,598			$3,320,239			3,325,483

Net interest income (tax-equivalent basis)/Net interest margin (tax-equivalent basis)(1)(4)		132,103	4.25%		126,525	4.01%		126, 569	4.04%

Less: tax-equivalent adjustment		2,661	0.09%		5,527	0.18%		5,468	0.17%

Net interest income /Net interest margin(4)		129,442	4.16%		120,998	3.83%		121,101	3.87%

Less: accretion of loan discounts		4,033	0.13%		5,017	0.16%		7,637	0.25%

Net interest income excluding accretable yield /Net interest margin excluding accretable yield(4)		$125,409	4.03%		$115,981	3.67%		$113,464	3.62%

Net interest rate spread(1)(2)			4.15%			3.93%			3.97%
Net interest-earning assets(3)	$872,119			$849,920			$794,712

Ratio of interest-earning assets to interest-bearing liabilities	1.39			1.37			1.34

(1)
On a C Corp tax-equivalent basis assuming a federal income tax rate of 21% in 2019 and 2018 and 35% in 2017 and 2016. A state tax rate of 9.5% in 2019 and 2018, 8.63% in 2017, and 7.75% in 2016, respectively.

(2)
Net interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.

(3)
Net interest-earning assets represents total interest-earning assets less total interest-bearing liabilities.

(4)
Net interest margin represents net interest income divided by average total interest-earning assets.

(5)
Annualized.

  Comparison of Three Months Ended March 31, 2019 to Three Months Ended March 31, 2018

        Net interest income increased $3.1 million, or 10.06%, to $34.5 million for the three months ended March 31, 2019 compared to $31.3 million for the three months ended March 31, 2018. Net interest margin was 4.44% for the three months ended March 31, 2019, increasing 43 basis points from 4.01% for the three months ended March 31, 2018. Accretion of acquired loan discount contributed $1.4 million, or 18 basis points, in yield for the three months ended March 31, 2019, compared to $1.2 million, or 15 basis points, in yield for the three months ended March 31, 2018. Net interest income excluding accretable yield increased $3.0 million and net interest margin excluding accretable yield increased 40 basis points.

        Net interest income, on a tax equivalent basis, increased $3.1 million to $35.1 million for the three months ended March 31, 2019 compared to $32.0 million for the three months ended March 31, 2018. Our net interest margin, on a tax equivalent basis, increased 42 basis points to 4.52% for the three months ended March 31, 2019, from 4.10% for the three months ended March 31, 2018. Our average interest-earning assets decreased $17.6 million to $3.11 billion for the three months ended March 31, 2019, from $3.12 billion for the three months ended March 31, 2018, and our average interest-bearing liabilities decreased $50.1 million to $2.21 billion for the three months ended March 31, 2019, from $2.26 billion for the three months ended March 31, 2018. Slight declines in money market, savings and time deposits as well as a decline in borrowings has driven the slight decline in interest-bearing liabilities. Interest-earning assets, which also decreased, had organic loan growth being more than offset by paydowns and maturities from the securities portfolio which provided liquidity to pay down high cost borrowings. Increases in net interest income, on a tax equivalent basis, and net interest margin, on a tax equivalent basis, are due primarily to increases in benchmark interest rates which drove our loan and securities yields higher and from organic loan growth shifting our earning asset mix.

  Comparison of Year Ended December 31, 2018 to Year Ended December 31, 2017

        Net interest income increased $8.4 million, or 6.98%, to $129.4 million for the year ended December 31, 2018 compared to $121.0 million for the year ended December 31, 2017. Net interest margin was 4.16% for the year ended December 31, 2018, increasing 33 basis points from 3.83% for the year ended December 31, 2017. Accretion of acquired loan discount contributed $4.0 million, or 13 basis points, in yield for the year ended December 31, 2018, compared to $5.0 million, or 16 basis points, in yield for the year ended December 31, 2017. Net interest income excluding accretable yield increased $9.4 million and net interest margin excluding accretable yield increased 36 basis points.

        Net interest income, on a tax equivalent basis, increased $5.6 million to $132.1 million for the year ended December 31, 2018 compared to $126.5 million for the year ended December 31, 2017. Our net interest margin, on a tax equivalent basis, increased 24 basis points to 4.25% for the year ended December 31, 2018, from 4.01% for 2017. Our average interest-earning assets decreased $47.9 million to $3.11 billion for the year ended December 31, 2018, from $3.16 billion for the year ended December 31, 2017, and our average interest-bearing liabilities decreased $70.1 million to $2.24 billion for the year ended December 31, 2018, from $2.31 billion for the year ended December 31, 2017. Decreases in money market and higher cost time deposits more than offset an increase interest bearing demand deposits which primarily drove the decrease in interest bearing liabilities. Interest earning assets, which also decreased, had organic loan growth funded by bigger decreases in lower yielding deposits with banks and securities. Increases in net interest income, on a tax equivalent basis, and net interest margin, on a tax equivalent basis, are due primarily to increases in benchmark interest rates which drove our loan and securities yields higher and from organic loan growth shifting our earning asset mix.

  Comparison of Year Ended December 31, 2017 to Year Ended December 31, 2016

        Net interest income remained nearly constant at $121.0 million and $121.1 million for the years ended December 31, 2017 and 2016, respectively. Net interest margin was 3.83% for the year ended December 31, 2017, decreasing 4 basis points from 3.87% for the year ended December 31, 2016. Accretion of acquired loan discount contributed $5.0 million, or 16 basis points, in yield for the year ended December 31, 2017, compared to $7.6 million, or 25 basis points, in yield for the year ended December 31, 2016. Net interest income excluding accretable yield increased $2.5 million and net interest margin excluding accretable yield increased 5 basis points.

        Net interest income, on a tax equivalent basis, remained nearly constant at $126.5 million and $126.6 million for the years ended December 31, 2017 and 2016, respectively. Our net interest margin, on a tax equivalent basis, decreased 3 basis points to 4.01% for the year ended December 31, 2017, from 4.04% for the year ended December 31, 2016. Our average interest-earning assets increased $25.4 million to $3.16 billion for the year ended December 31, 2017, from $3.13 billion for the year ended December 31, 2016, and our average interest-bearing liabilities decreased $29.8 million to $2.31 billion for the year ended December 31, 2017, from $2.34 billion for the year ended December 31, 2016. The small decrease in net interest income, on a tax equivalent basis, and the slight decrease in net interest margin, on a tax equivalent basis, are due primarily to a drop in interest-earning asset yields resulting from a shift of earning assets from loans to lower yielding securities and by the decline in accretion of discount on acquired loans as noted above.

  Rate/Volume Analysis

        The following table sets forth the dollar amount of changes in interest income and interest expense for the major categories of our interest-earning assets and interest-bearing liabilities. Information is provided for each category of interest-earning assets and interest-bearing liabilities with respect to changes attributable to changes in volume (i.e., changes in average balances multiplied by the prior-period average rate), and changes attributable to rate (i.e., changes in average rate multiplied by prior-period average balances). For purposes of this table, changes attributable to both rate and volume that cannot be segregated have been allocated proportionately to the change due to volume and the change due to rate.

	Three Months Ended March 31, 2019 vs. Three Months Ended March 31, 2018 (unaudited)
	Increase (Decrease) Due to
			Total Increase (Decrease)
	Volume	Rate
	(Dollars in thousands)
Interest-earning assets:
Loans	$654	$2,927	$3,581
Securities	(599)	528	(71)
Deposits with banks	69	278	347
Other	(1)	2	1

Total interest-earning assets	123	3,735	3,858

Interest-bearing liabilities:
Interest-bearing demand	4	191	195
Money market	(4)	210	206
Savings	(2)	(1)	(3)
Time	(18)	418	400
Securities sold under agreements to repurchase	2	3	5
Borrowings	(136)	—	(136)
Subordinated debentures	1	99	100

Total interest-bearing liabilities	(153)	920	767

Change in net interest income	$276	$2,815	$3,091

	Year Ended December 31, 2018 vs. Year Ended December 31, 2017
	Increase (Decrease) Due to
			Total Increase (Decrease)
	Volume	Rate
	(Dollars in thousands)
Interest-earning assets:
Loans	$2,042	$5,049	$7,091
Securities	(677)	482	(195)
Deposits with banks	(583)	643	60
Other	(5)	22	17

Total interest-earning assets	777	6,196	6,973

Interest-bearing liabilities:
Interest-bearing demand	18	452	470
Money market	(56)	37	(19)
Savings deposits	(4)	(6)	(10)
Time	(326)	813	487
Securities sold under agreements to repurchase	—	7	7
Borrowings	96	94	190
Subordinated debentures	3	267	270

Total interest-bearing liabilities	(269)	1,664	1,395

Change in net interest income	$1,046	$4,532	$5,578

	Year Ended December 31, 2017 vs. Year Ended December 31, 2016
	Increase (Decrease) Due to
			Total Increase (Decrease)
	Volume	Rate
	(Dollars in thousands)
Interest-earning assets:
Loans	$(2,112)	$(1,300)	$(3,412)
Securities	1,714	764	2,479
Deposits with banks	18	878	896
Other	(39)	23	(16)

Total interest-earning assets	(418)	365	(53)

Interest-bearing liabilities:
Interest-bearing demand	35	(52)	(17)
Money market	(17)	13	(4)
Savings deposits	5	(31)	(26)
Time	(281)	288	7
Securities sold under agreements to repurchase	1	4	5
Borrowings	(32)	18	(14)
Subordinated debentures	3	37	40

Total interest-bearing liabilities	(286)	277	(9)

Change in net interest income	$(132)	$88	$(44)

Provision for Loan Losses

        We establish provisions for loan losses, which are charged to operations in order to maintain the allowance for loan losses at a level we consider necessary to absorb probable incurred credit losses in the loan portfolio. In determining the level of the allowance for loan losses, we consider past and current loss experience, evaluations of collateral, current economic conditions, volume and type of lending, adverse situations that may affect a borrower's ability to repay a loan and the levels of nonperforming and other classified loans. The amount of the allowance is based on estimates and the ultimate losses may vary from such estimates as more information becomes available or events change. We assess the allowance for loan losses on a quarterly basis and make provisions for loan losses in order to maintain the allowance. The provision for loan losses is a function of the allowance for loan loss methodology we use to determine the appropriate level of the allowance for inherent loan losses after net charge-offs have been deducted. For further analysis and information on how we determine the appropriate level for the allowance for loan losses and analysis of credit quality, see "Critical Accounting Policies and Estimates," "Risk Classification of Loans" and "Allowance for Loan Losses."

  Comparison of Three Months Ended March 31, 2019 to Three Months Ended March 31, 2018

        Provision for loan losses remained relatively low for the three months ended March 31, 2019 at $0.8 million, compared to the three months ended March 31, 2018 which had a reversal of $0.4 million. The provision for loan losses during the three months ended March 31, 2019 was due primarily to organic loan growth as charge-offs were relatively low and credit quality remained consistent. The reversal during the three months ended March 31, 2018 was due primarily to an improvement in a large loan relationship previously classified as substandard, offset by some additional credit migration of other loan relationships.

  Comparison of Year Ended December 31, 2018 to Year Ended December 31, 2017

        Provision for loan losses for the year ended December 31, 2018 were $5.7 million as compared to $3.1 million for the year ended December 31, 2017. The larger provision in 2018 was primarily related to one long time borrowing relationship. The allowance for loan losses as a percentage of loans increased slightly from 0.93% at December 31, 2017 to 0.96% at December 31, 2018, reflecting our relatively stable operating environment and consistent credit quality throughout 2018.

  Comparison of Year Ended December 31, 2017 to Year Ended December 31, 2016

        Provision for loan losses for the year ended December 31, 2017 were $3.1 million as compared to $6.4 million for the year ended December 31, 2016. The allowance for loan losses as a percentage of loans decreased slightly from 0.94% at December 31, 2016 to 0.93% at December 31, 2017, reflecting our relatively stable operating environment and consistent credit quality throughout 2017.

Noninterest Income

        Our noninterest income primarily includes service charges on deposit accounts, card income, wealth management fees, mortgage banking income, net realized gain (loss) on sales of securities, and other noninterest income.

        The following table sets forth the primary components of noninterest income for the periods indicated.

	Three Months Ended March 31, (unaudited)
	2019	2018
	(Dollars in thousands)
Service charges on deposit accounts	$1,723	$1,879
Card income	1,784	1,719
Wealth management fees	1,625	1,650
Mortgage banking income	252	1,927
Net realized gain (loss) on sales of securities	—	—
Other	2,000	1,450

Total noninterest income	$7,384	8,625

	Year Ended December 31,
	2018	2017	2016
	(Dollars in thousands)
Service charges on deposit accounts	$7,983	$8,013	$8,311
Card income	7,315	6,749	6,237
Wealth management fees	6,350	5,543	6,056
Mortgage banking income	6,761	7,589	10,104
Net realized gain (loss) on sales of securities	(2,541)	(1,275)	106
Other	5,757	7,965	8,540

Total noninterest income	$31,625	$34,584	$39,354

  Comparison of Three Months Ended March 31, 2019 to Three Months Ended March 31, 2018

        Our noninterest income decreased by $1.2 million, or 14.4%, to $7.4 million for the three months ended March 31, 2019, from $8.6 million for the three months ended March 31, 2018. The decrease in noninterest income is due primarily a $1.7 million decline in mortgage banking income, which includes a fair value adjustment decrease of $1.2 million to our mortgage servicing rights asset during the three months ended March 31, 2019 compared to an increase of $0.2 million during the three months ended March 31, 2018. Other noninterest income increased primarily due to the sale of First Community Title Services, Inc. on February 15, 2019 resulting in a $0.5 million gain on sale.

  Comparison of Year Ended December 31, 2018 and Year Ended December 31, 2017

        Our noninterest income decreased by $3.0 million, or 8.6%, to $31.6 million for the year ended December 31, 2018, from $34.6 million in 2017 primarily due to a $1.3 million increase in realized losses on sales of securities as a result of targeted security sales for tax purposes. A $0.8 million decrease in mortgage banking income, which includes a $1.6 million decrease in gains on sales of mortgage loans, due to rising interest rates over the period and lower mortgage volume. These declines were offset by improvements achieved in wealth management fees of $0.8 million as well as card income of $0.6 million.

  Comparison of Year Ended December 31, 2017 and Year Ended December 31, 2016

        Our noninterest income decreased by $4.8 million, or 12.1%, to $34.6 million for the year ended December 31, 2017, from $39.4 million in 2016 primarily due to a $1.4 million decrease in realized losses on sales of securities and a $2.5 million decrease in mortgage banking income, which includes a $1.9 million decrease in gains on sales of mortgage loans, due to rising interest rates over the period and lower mortgage volume. These declines were offset by a $0.5 million increase in card income.

Noninterest Expense

        Our noninterest expenses primarily include salaries, employee benefits, occupancy of bank premises, furniture and equipment, data processing, marketing and customer relations, net adjustments on FDIC indemnification asset and true-up liability, and other noninterest expenses.

	Three Months Ended March 31, (unaudited)
	2019	2018
	(Dollars in thousands)
Salaries	$12,407	$12,437
Employee benefits	1,359	1,616
Occupancy of bank premises	1,756	1,712
Furniture and equipment	789	838
Data processing	1,134	1,233
Marketing and customer relations	933	1,022
Net adjustments on FDIC indemnification asset and true-up liability	—	—
Other	3,739	3,192

Total noninterest expense	$22,117	$22,050

	Year Ended December 31,
	2018	2017	2016
	(Dollars in thousands)
Salaries	$49,637	$51,379	$49,245
Employee benefits	6,244	5,939	5,425
Occupancy of bank premises	6,782	9,569	7,606
Furniture and equipment	3,117	3,518	3,767
Data processing	5,008	4,621	5,800
Marketing and customer relations	4,195	4,492	4,533
Net adjustments on FDIC indemnification asset and true-up liability	—	999	1,021
Other	15,719	14,953	17,037

Total noninterest expense	$90,702	$95,470	$94,434

  Comparison of Three Months Ended March 31, 2019 to Three Months Ended March 31, 2018

        For three months ended March 31, 2019, noninterest expense increased slightly by $0.1 million, or 0.3%, to $22.1 million, from $22.0 million for three months ended March 31, 2018. The consistent level of noninterest expenses during the periods is due to our stable operating environment.

  Comparison of Year Ended December 31, 2018 to Year Ended December 31, 2017

        For the year ended December 31, 2018, noninterest expense decreased by $4.8 million, or 5.0%, to $90.7 million, from $95.5 million for the year ended December 31, 2017 primarily due to significant non-recurring expenses related to the closure of seven less productive branch locations and increased employee benefit expenses due to an employee benefits policy change. Also in 2017, our FDIC indemnification agreements related to the previous acquisitions of two failed banks were terminated which represents expenses not recurring subsequent to 2017.

  Comparison of Year Ended December 31, 2017 to Year Ended December 31, 2016

        For the year ended December 31, 2017, noninterest expense increased by $1.0 million, or 1.1%, to $95.5 million, from $94.4 million for the year ended December 31, 2016. Salaries and employee benefits combined increased by $2.6 million primarily due to a change in the employee benefits policy that resulted in an increase in accrued expense. The increase in occupancy of bank premises expense was primarily attributed to impairment losses on bank premises that were held for sale due to branch closings. Data processing expense decreased $1.2 million in 2017 compared to 2016, as there were additional costs in 2016 resulting from the termination of a data processing contract in the NBI acquisition.

Income Taxes

        The Company has historically been taxed under sections of federal and state tax law as an "S corporation" which provides that with the exception of certain state replacement and franchise taxes, current stockholders account separately for their share of the Company's income, deductions, losses and credits. Our effective tax rate reflects our liability for various state corporate taxes, including Illinois, which taxes are not "passed through" to our stockholders. See "S Corp Status" in this section for a discussion of our status as an S Corp and "C Corp equivalent Income Tax Expense and Net Income" below for a discussion on what our income tax expense and net income would have been had we been taxed as a C Corp.

        For the three months ended March 31, 2019 and 2018, we recorded income tax expense of $0.2 million during each period. For the years ended December 31, 2018, 2017, and 2016, we recorded income tax expense of $0.9 million, $0.9 million, and $1.0 million, respectively. The stable income tax expense during the periods is due to the consistent state replacement tax rate and continued earnings of the Company.

C Corp Equivalent Income Tax Expense and Net Income

        As a result of our status as an S Corp, we had no U.S. federal income tax expense or state corporate income tax, except state replacement tax, for the three months ended March 31, 2019 or 2018 or the years ended December 31, 2018, 2017, or 2016. The following table illustrates the impact of being taxed as a C Corp:

	Three Months Ended March 31, (unaudited)		Year Ended December 31,
	2019	2018	2018	2017	2016
	(Dollars in thousands)
As Reported (S Corp)
Income before income tax expense	$18,951	$18,237	$64,668	$56,973	$59,587
Income tax expense	215	159	869	870	1,041

Net income	$18,736	$18,078	$63,799	$56,103	$58,546

C Corp Equivalent
Combined effective income tax rate	25.94%	25.62%	25.32%	34.54%	34.13%
Income before income tax expense	$18,951	$18,237	$64,668	$56,973	$59,587
Income tax expense	4,917	4,673	16,371	19,679	20,338

Net income	$14,034	$13,564	$48,297	$37,294	$39,249

        The C Corp equivalent effective rates reflect a U.S. federal income tax rate of 21% for the three months ended March 31, 2019 and 2018 and the year ended December 31, 2018 and 35.0% for the years ended December 31, 2017 and 2016 on corporate federal taxable income. The C Corp equivalent rates also reflect Illinois Corporate Income and Corporate Replacement tax rates of 7.00% and 2.50% for the three months ended March 31, 2019 and 2018 and the year ended December 31, 2018, 6.13% (blended) and 2.50% for the year ended December 31, 2017 and 5.25% and 2.50% for the year ended December 31, 2016, respectively. C Corp equivalent federal taxable income reflects adjustments to our net income in each of these periods for both temporary timing differences as well as permanent differences including federal tax-exempt municipal investment and loan interest income and other nondeductible expenses. C Corp equivalent state corporate income and replacement tax expense was computed using appropriate state tax rates in each period as well as appropriate timing and permanent income adjustments in arriving at corporate state taxable income also in each period.

        The decrease in 2018 C Corp equivalent provision for income tax was primarily due to the lower U.S. federal effective tax rate beginning in 2018.

        If we gave effect to our conversion from a subchapter S Corp, we would have recorded a net deferred tax liability of $0.1 million along with a corresponding $0.1 million decrease to stockholders' equity at March 31, 2019, a net deferred tax asset of $0.7 million along with a corresponding $0.7 million increase to stockholders' equity at December 31, 2018, a net deferred tax liability of $0.7 million along with a corresponding $0.7 million decrease to stockholders' equity at December 31, 2017, and a net deferred tax liability of $2.1 million along with a corresponding $2.1 million decrease to stockholders' equity at December 31, 2016.

Financial Condition

Total Assets

Balance Sheet Analysis

  Comparison of March 31, 2019 to December 31, 2018

        The Company's total assets were $3.26 billion at March 31, 2019, an increase of $8.1 million, or 0.25%, from December 31, 2018 mostly due to increases in the loan portfolio from organic loan growth, offset by a decrease in the securities portfolio and cash equivalents used to fund the loan growth.

        Total liabilities were $2.93 billion at March 31, 2019, an increase of $19.9 million, or 0.68%, from December 31, 2018 mostly due to increases in deposits. Total deposits were $2.8 billion at March 31, 2019, an increase of $25.5 million, or 0.91%, from December 31, 2018 due to increases in money market and time deposit accounts partly offset by a decrease in interest-bearing demand accounts.

        Total equity was $328.6 million at March 31, 2019, a decrease of $11.8 million, or 3.47%, from December 31, 2018 due to earnings for the period net of dividends declared, partly offset by an increase in accumulated other comprehensive income from increases in fair values of securities available-for-sale.

        At March 31, 2019, gross loan balances increased 1.82% compared to December 31, 2018. Asset quality improved with nonperforming loans representing 0.64% of total loans at March 31, 2019, compared to 0.74% at December 31, 2018. At March 31, 2019, our allowance for loan losses as a percentage of total loans was 0.96%, compared to 0.96% at December 31, 2018. Nonperforming assets to total assets were 0.74% at March 31, 2019, compared to 0.78% at December 31, 2018.

        The core deposit portfolio remained stable from December 31, 2018 to March 31, 2019 as we managed our deposit portfolio to retain and increase higher value core deposit relationships and maintain the lowest practicable cost of funds. Total deposits increased $25.5 million, or 0.91% from December 31, 2018 to $2.8 billion at March 31, 2019, primarily due to increases in money market, savings, and time deposits. Noninterest-bearing demand deposits represented 23.45% of total deposits at March 31, 2019 almost unchanged from 23.78% at December 31, 2018. Core deposits remained very high at 98.34% of total deposits at March 31, 2019 compared to 98.68% as of December 31, 2018. The loan-to-deposit ratio was 76.73% at March 31, 2019, compared to 76.06% at December 31, 2018.

  Comparison of December 31, 2018 to December 31, 2017

        The Company's total assets were $3.25 billion at December 31, 2018, a decrease of $63.3 million, or 1.91%, from December 31, 2017 mostly due to sales, calls, and maturities of securities available-for-sale not re-invested in securities, offset in part by an increase in the loan portfolio from organic loan growth.

        Total liabilities were $2.91 billion at December 31, 2018, a decrease of $79.8 million, or 2.67%, from December 31, 2017 mostly due to scheduled maturities of FHLB advances and decreases in deposits. Total deposits were $2.8 billion at December 31, 2018, a decrease of $59.7 million, or 2.09%, from December 31, 2017 due to decreases in noninterest-bearing, money market, and time deposit accounts partly offset by an increase in interest-bearing demand accounts.

        Total equity was $340.4 million at December 31, 2018, an increase of $16.5 million, or 5.09%, from December 31, 2017 due primarily to earnings for the period net of dividends declared.

        At December 31, 2018, gross loan balances increased 1.34% compared to the prior year-end. We achieved our goal of maintaining high asset quality in 2018, reflecting the relative strength of our loan originations over the past five years. Asset quality remained strong, with nonperforming loans representing 0.74% of total loans at December 31, 2018, compared to 1.04% at December 31, 2017. At December 31, 2018, our allowance for loan losses as a percentage of total loans was 0.96%, compared to 0.93% at December 31, 2017. Nonperforming assets to total assets were 0.78% at December 31, 2018, compared to 1.17% at December 31, 2017.

        The core deposit portfolio remained stable during 2018 as we managed our deposit portfolio to retain and increase higher value core deposit relationships and maintain the lowest practicable cost of funds. Total deposits decreased $59.7 million, or 2.09%, from December 31, 2017 to $2.8 billion at December 31, 2018, primarily due to decreases in money market and time deposits. Noninterest-bearing demand deposits represented 23.78% of total deposits at December 31, 2018, down from 24.67% at December 31, 2017. Core deposits remained very high at 98.68% of total deposits at December 31, 2018 compared to 98.50% as of December 31, 2017. The loan-to-deposit ratio was 76.06% at December 31, 2018, compared to 73.57% at December 31, 2017. The decline in total deposits is attributed primarily to higher cost time deposits from previous acquisitions being allowed to run off.

  Comparison of December 31, 2017 to December 31, 2016

        The Company's total assets were $3.31 billion at December 31, 2017, a decrease of $4.2 million, or 0.13%, from December 31, 2016 due to a decrease in cash and cash equivalents offset by an increase in the securities portfolio.

        Total liabilities were $3.0 billion at December 31, 2017 remaining stable from December 31, 2016 due to a decrease in deposits offset by an increase in FHLB advances. Total deposits were $2.9 billion at December 31, 2017, a decrease of $21.5 million, or 0.75%, from December 31, 2016 due to decreases in money market and time deposit accounts partly offset by an increase in interest-bearing demand accounts.

        Total equity was $323.9 million at December 31, 2017, a decrease of $2.3 million, or 0.71%, from December 31, 2016 due primarily to earnings for the period net of dividends declared.

        At December 31, 2017, gross loan balances increased 0.45% compared to the prior year-end. Asset quality remained strong, with nonperforming loans representing 1.04% of total loans at December 31, 2017, compared to 1.06% at December 31, 2016. At December 31, 2017, our allowance for loan losses as a percentage of total loans was 0.93%, compared to 0.94% at December 31, 2016. Nonperforming assets to total assets were 1.17% at December 31, 2017, compared to 1.16% at December 31, 2016.

        The core deposit portfolio remained stable during 2017 as we managed our deposit portfolio to retain and increase higher value core deposit relationships and maintain the lowest practicable cost of funds. Total deposits decreased $21.5 million, or 0.75%, from December 31, 2016 to $2.9 billion at December 31, 2017, primarily due to decreases in money market and time deposits. Noninterest-bearing demand deposits represented 24.67% of total deposits at December 31, 2017, up from 21.69% at December 31, 2016. Core deposits remained very high at 98.50% of total deposits at December 31, 2017 compared to 98.68% as of December 31, 2016. The loan-to-deposit ratio was 73.57% at December 31, 2017, compared to 72.80% at December 31, 2016.

Loan Portfolio

        Our loan portfolio is our most significant earning asset, representing 67.0%, 66.0%, 63.9%, and 63.5% of our total assets as of March 31, 2019, December 31, 2018, 2017, and 2016, respectively. Our strategy is to grow our loan portfolio by originating quality loans that comply with our credit policies and that produce revenues consistent with our financial objectives. We believe our loan portfolio is well-balanced, which provides us with the opportunity to grow while monitoring our credit quality and loan concentrations. In addition, we purchase and sell loan participations from time-to-time.

        Our loan portfolio consists primarily of business loans which includes commercial and industrial, agricultural and farmland, commercial real estate owner occupied, commercial real estate non-owner occupied, multi-family, and construction and land development, which together totaled 80.1%, 80.8%, 78.1%, and 77.0% of gross loans at March 31, 2019, December 31, 2018, 2017, and 2016, respectively.

        Loans, net of allowance for loan losses, increased $38.6 million, or 1.82%, to $2.2 billion as of March 31, 2019 as compared to $2.1 billion as of December 31, 2018. Our loan growth during the three months ended March 31, 2019 was primarily comprised of an increase of $3.4 million or 0.9% in commercial and industrial, a decrease of $2.1 million, or 1.0%, in agricultural and farmland, a decrease of $4.8 million, or 1.9%, in commercial real estate—owner occupied, an increase of $22.5 million, or 4.2%, in commercial real estate—non-owner occupied, an increase of $10.4 million, or 7.7%, in multi-family, a decrease of $13.8 million, or 5.8%, in construction and land development, an increase of $8.1 million, or 2.6%, in one-to-four family residential, and an increase of $15.3 million, or 15.5%, in municipal, consumer and other. The increase in loans during the three months ended March 31, 2019 is primarily attributable to continued growth in commercial real estate—non-owner occupied loans in our northern Illinois markets and continued favorable economic conditions.

        Loans, net of allowance for loan losses, increased $27.6 million, or 1.3%, to $2.1 billion at December 31, 2018 as compared to $2.1 billion as of December 31, 2017. Our loan growth during the year ended December 31, 2018 was primarily comprised of a decrease of $11.0 million or 2.9% in commercial and industrial, an increase of $1.5 million or 0.7% in agricultural and farmland, a decrease of $21.8 million or 7.9% in commercial real estate—owner occupied, an increase of $45.5 million or 9.3% in commercial real estate—non-owner occupied, a decrease of $1.1 million or 0.8% in multi-family, an increase of $66.8 million or 39.2% in construction and land development, a decrease of $45.6 million or 12.7% in one-to-four family residential, and a decrease of $6.0 million or 5.7% in municipal, consumer and other. The increase in loans during the year ended December 31, 2018 is primarily attributable to the aforementioned growth in commercial real estate—non-owner occupied and construction and land development loans in the Chicago MSA, partially offset by a decline in one-to-four family residential loans.

        Loans, net of allowance for loan losses, increased $9.4 million, or 0.4%, to $2.10 billion at December 31, 2017 as compared to $2.09 billion as of December 31, 2016. Our loan growth during the year ended December 31, 2017 was comprised of a decrease of $1.1 million or 0.3% in commercial and industrial, an increase of $0.7 million or 0.4% in agricultural and farmland, a decrease of $20.9 million or 7.0% in commercial real estate—owner occupied, an increase of $54.5 million or 12.6% in commercial real estate—non-owner occupied, an increase of $9.9 million or 7.8% in multi-family, a decrease of $11.5 million or 6.3% in construction and land development, a decrease of $34.7 million or 8.8% in one-to-four family residential, and an increase of $12.6 million or 13.7% in municipal, consumer and other. The increase in loans during the year ended December 31, 2017 is primarily attributable to strong growth in commercial real estate—non-owner occupied loans in the Chicago MSA, offset by a decline in one-to-four family residential loans.

  Loans by Type

        The following table sets forth the composition of our loan portfolio, excluding loans held-for-sale, by type of loan.

			At December 31,
	At March 31, 2019 (unaudited)
			2018		2017
	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)
Commercial and industrial	$363,918	16.68%	$360,501	16.81%	$371,452	17.55%
Agricultural and farmland	207,817	9.52	209,875	9.79	208,349	9.85
Commercial real estate—owner occupied	250,274	11.46	255,074	11.90	276,883	13.09
Commercial real estate—non-owner occupied	556,386	25.48	533,910	24.89	488,442	23.08
Multi-family	146,374	6.70	135,925	6.34	137,055	6.48
Construction and land development	223,489	10.24	237,275	11.07	170,513	8.06
One-to-four family residential	321,224	14.71	313,108	14.60	358,659	16.95
Municipal, consumer and other	113,840	5.21	98,589	4.60	104,593	4.94

	2,183,322	100.00%	2,144,257	100.0%	2,115,946	100.0%
Allowance for loan losses	(21,013)		(20,509)		(19,765)

Total loans, net	$2,162,309		$2,123,748		$2,096,181

	At December 31,
	2016		2015		2014
	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)
Commercial and industrial	$372,588	17.69%	$413,365	19.32%	$346,092	19.42%
Agricultural and farmland	207,604	9.86	196,704	9.19	172,160	9.66
Commercial real estate—owner occupied	297,818	14.14	317,315	14.83	290,948	16.32
Commercial real estate—non-owner occupied	433,939	20.59	401,403	18.76	259,473	14.56
Multi-family	127,132	6.04	121,348	5.67	104,626	5.87
Construction and land development	182,023	8.64	168,342	7.87	170,212	9.55
One-to-four family residential	393,399	18.67	436,051	20.38	374,504	21.01
Municipal, consumer and other	92,012	4.37	85,083	3.98	64,381	3.61

	2,106,515	100.0%	2,139,611	100.0%	1,782,396	100.0%
Allowance for loan losses	(19,708)		(18,248)		(16,939)

Total loans, net	$2,086,807		$2,121,363		$1,765,457

  Loan Categories

        The principal categories of our loan portfolio are discussed below:

        Commercial and Industrial:    Commercial and Industrial loans are typically granted for working capital, asset acquisition and other business purposes. These loans are underwritten primarily based on the borrower's cash flow with most loans secondarily supported by collateral. Most commercial loans are secured by the assets being financed or other business assets, such as accounts receivable, inventory, and equipment, and are typically supported by personal guarantees of the owners. Cash flows and collateral values may fluctuate based on general economic conditions, specific industry conditions and specific borrower circumstances.

        Agricultural and Farmland:    Agricultural and Farmland loans are typically secured by farmland and/or agricultural operating assets, and are generally underwritten to existing cash flows of operating agricultural businesses. Debt repayment is provided by business cash flows. Economic trends influenced by unemployment rates and other key economic indicators are not closely correlated to the credit quality of these loans. The credit quality of these loans is most correlated to changes in prices of corn and soybeans and, to a lesser extent, weather, which has been partially mitigated by federal crop insurance programs.

        Commercial Real Estate—Owner Occupied:    Owner occupied commercial real estate loans are secured by commercial real estate that is both owned and occupied by the same or a related borrower. These loans are primarily underwritten based on the cash flow of the business occupying the property. As with Commercial and Industrial loans, cash flows and collateral values may fluctuate based on general economic conditions, specific industry conditions, and specific borrower circumstances.

        Commercial Real Estate—Non-owner Occupied:    Non-owner occupied commercial real estate loans are secured by commercial real estate for which the primary source of repayment is the sale or rental cash flow from the underlying collateral. These loans are underwritten based primarily on the historic and/or projected cash flow from the underlying collateral. Adverse economic developments or an overbuilt market typically impact commercial real estate projects. Trends in rental and vacancy rates of commercial properties impact the credit quality of these loans.

        Multi-family:    Multi-family loans are secured by five or more unit apartment buildings. These loans may be affected by demographic and population trends, unemployment or underemployment, and deteriorating market values of real estate.

        Construction and Land Development:    This category consists of loans for speculative and pre-sold construction projects for developers intending to either sell upon completion or hold for long term investment, as well as construction of projects to be owner occupied. In addition, loans in this category may include subdivision development projects to be repaid from the sale of lots. Loans in this category generally possess a higher inherent risk of loss than other portfolio segments due to risk of non-completion, changes in budgeted costs, and changes in market forces during the term of the construction period.

        One-to-four Family Residential:    One-to-four family residential loans consist of loans secured by one-to-four family residences, including both first and junior lien mortgage loans for owner occupied and non-owner occupied properties and home equity lines of credit. The degree of risk in residential mortgage lending depends on the local economy, including the local real estate market and unemployment rates.

        Municipal, Consumer and Other:    Loans to municipalities are primarily federally tax-exempt. Consumer loans include loans to individuals for consumer purposes and typically consist of small balance loans. Economic trends determined by unemployment rates and other key economic indicators are closely correlated to the credit quality of the consumer loans. Loans to other financial institutions, as well as leases, would be included. This category has comprised a very small portion of our total loan portfolio.

  Loan Portfolio Maturities

        The following table summarizes the scheduled repayments of our loan portfolio at March 31, 2019 and December 31, 2018. Demand loans, loans having no stated repayment schedule or maturity and overdraft loans are reported as being due in one year or less.

March 31, 2019 (unaudited)	Within One Year	One Year Through Five Years	Beyond Five Years	Total
	(Dollars in thousands)
Scheduled Repayments of Loans:
Commercial and industrial	$225,299	$110,203	$28,416	$363,918
Agricultural and farmland	94,053	90,307	23,457	207,817
Commercial real estate—owner-occupied	50,325	130,289	69,660	250,274
Commercial real estate—non-owner occupied	116,874	328,690	110,822	556,386
Multi-family	31,284	105,172	9,918	146,374
Construction and land development	126,522	90,964	6,003	223,489
One-to-four family residential	51,015	122,884	147,325	321,224
Municipal, consumer and other.	10,561	23,720	79,559	113,840

Total	$705,933	$1,002,229	$475,160	$2,183,322

Loans Maturing After One Year:
Predetermined (fixed) interest rates				$940,863
Floating interest rates:
Repricing within one year				410,729
Repricing in one year or more				125,797

Total floating interest rates				536,526

Total loans maturing after one year				$1,477,389

December 31, 2018	Within One Year	One Year Through Five Years	Beyond Five Years	Total
	(Dollars in thousands)
Scheduled Repayments of Loans:
Commercial and industrial	$198,718	$133,196	$28,587	$360,501
Agricultural and farmland	95,950	90,703	23,222	209,875
Commercial real estate—owner-occupied	46,706	141,173	67,195	255,074
Commercial real estate—non-owner occupied	86,185	337,379	110,346	533,910
Multi-family	19,137	104,669	12,119	135,925
Construction and land development	114,237	110,640	12,398	237,275
One-to-four family residential	52,301	109,697	151,110	313,108
Municipal, consumer and other	10,846	25,188	62,555	98,589

Total	$624,080	$1,052,645	$467,532	$2,144,257

Loans Maturing After One Year:
Predetermined (fixed) interest rates				$965,847
Floating interest rates:
Repricing within one year				437,697
Repricing in one year or more				116,633

Total floating interest rates				554,330

Total loans maturing after one year				$1,520,177

  Asset Quality

        We have developed a comprehensive credit administration process to originate loans that we believe are high quality and to monitor the ongoing credit quality of our loan portfolio. Our processes, procedures and practices are governed by our loan policy and provide the foundation for monitoring the loan portfolio and assist in the early identification of potential problem loans. Once a loan is identified as higher risk, we typically involve our dedicated Special Assets group in order to proactively manage the relationship and minimize future losses.

  Nonperforming Loans and Assets

        Nonperforming loans consist of all loans past due 90 days or more or on nonaccrual. Nonperforming assets consist of all nonperforming loans and other real estate owned. Typically, loans are placed on nonaccrual when they reach 90 days past due, or when, in management's opinion, there is reasonable doubt regarding the collection of the amounts due through the normal means of the borrower. Interest accrued and unpaid at the time a loan is placed on nonaccrual status is reversed from interest income. Interest payments received on nonaccrual loans are recognized in accordance with our significant accounting policies. Once a loan is placed on nonaccrual status, the borrower must generally demonstrate at least six months of payment performance and we believe that all remaining principal and interest is fully collectible, before the loan is eligible to return to accrual status. We believe our lending practices and active approach to managing nonperforming assets has resulted in timely resolution of problem assets.

        Purchased credit impaired ("PCI") loans are considered past due or delinquent when the contractual principal or interest due in accordance with the terms of the loan agreement remains unpaid after the due date of the scheduled payment. However, these loans are considered performing, even though they may be contractually past due, as any non-payment of contractual principal or interest is considered in the periodic re-estimation of expected cash flows and is included in the resulting recognition of current period loan loss provision or future period yield adjustments. The accrual of interest is discontinued on PCI loans if management can no longer estimate future cash flows on the loan. No PCI loans were classified as nonaccrual at March 31, 2019 or at December 31, 2018, 2017, 2016, 2015 or 2014 as the carrying value of the respective loan or pool of loans cash flows were considered estimable and probable of collection. Therefore, interest revenue, through accretion of the difference between the carrying value of the loans and the expected cash flows, is being recognized on all PCI loans.

        When it appears likely that we will obtain title to OREO, we develop an exit strategy by assessing overall market conditions, the current use and condition of the asset, and its highest and best use. If determined necessary to maximize value, we complete the necessary improvements or tenant stabilization tasks, with the applicable time value discount and improvement expenses incorporated into our estimates of the expected costs to sell. As of March 31, 2019, and December 31, 2018, 2017, 2016, 2015, and 2014 substantially all impaired real estate loan collateral and OREO were valued on an "as-is" basis.

        Estimates of the net realizable value of real estate collateral also include a deduction for the expected costs to sell the collateral or such other deductions from the cash flows resulting from the operation and liquidation of the asset as are appropriate. For most real estate collateral and OREO, we apply a 7.0% deduction to the value of the asset to account for the expected costs to sell the asset. This estimate includes sales commissions and closing costs. For OREO, expenses for real estate taxes are accrued and repairs are expensed when incurred.

  Nonperforming Assets Summary

        The following table below sets forth the amounts and categories of our nonperforming loans and nonperforming assets. We have experienced significant reductions in nonperforming assets since December 31, 2017.

		At December 31,
	At March 31, 2019 (unaudited)
		2018	2017	2016	2015	2014
		(Dollars in thousands)
Nonaccrual loans
Commercial and industrial	$1,183	$2,151	$3,100	$3,165	$2,540	$1,897
Agricultural and farmland	2,042	1,976	3,051	1,900	—	207
Commercial real estate—owner-occupied	4,639	4,654	6,183	1,361	1,506	1,233
Commercial real estate—non-owner occupied	—	611	1,778	5,556	603	198
Multi-family	—	—	413	—	278	—
Construction and land development	77	395	1,062	1,200	2,034	1,427
One-to-four family residential	5,722	5,915	6,187	7,125	8,025	8,343
Municipal, consumer and other	214	174	300	187	28	10

Total nonaccrual loans	$13,877	$15,876	$22,074	$20,494	$15,014	$13,315

Loans Past Due Over 90 Days, still accruing
Commercial and industrial	$22	$—	$—	$29	$—	$600
Agricultural and farmland	—	—	—	986	—	—
Commercial real estate—owner-occupied	—	—	—	662	—	—
Commercial real estate—non-owner occupied	—	—	—	—	76	—
Multi-family	—	—	—	—	—	—
Construction and land development	—	—	—	—	1,222	1,547
One-to-four family residential	—	—	—	34	284	106
Municipal, consumer and other	31	37	28	34	224	1

Total Loans Past Due Over 90 Days, still accruing	53	37	28	1,745	1,806	2,254

Total nonperforming loans	$13,930	15,913	22,102	22,239	16,820	15,569

Other real estate owned
Commercial	$3,455	2,697	4,343	4,215	3,851	4,591
Farmland	—	—	836	—	—	258
Multi-family		—	—	—	—	114
Construction and land development	4,215	4,304	6,569	5,539	6,101	5,657
One-to-four family residential	2,481	2,558	4,797	6,470	9,834	1,866

Total other real estate owned	10,151	9,559	16,545	16,224	19,786	12,486

Total nonperforming assets	$24,081	$25,472	$38,647	$38,463	$36,606	$28,055

Ratios
Nonperforming loans to total loans	0.64%	0.74%	1.04%	1.06%	0.79%	0.87%
Nonperforming assets to total loans and other real estate owned	1.10%	1.18%	1.81%	1.81%	1.70%	1.56%
Nonperforming assets to total assets	0.74%	0.78%	1.17%	1.16%	1.09%	0.99%
Nonperforming originated loans to total originated loans(1)	0.44%	0.54%	0.85%	0.67%	0.80%	0.93%
Nonperforming originated assets to total originated loans and originated other real estate owned(1)	0.51%	0.61%	1.17%	0.94%	1.12%	1.13%

(1)
Non-GAAP financial measure. See our reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures under the caption "Summary Historical Consolidated Financial and Other Data—GAAP reconciliation and management explanation of non-GAAP financial measures."

  Comparison of March 31, 2019 to December 31, 2018

        Nonperforming assets decreased by $1.4 million at March 31, 2019 compared to December 31, 2018. Nonperforming assets totaled $24.1 million at March 31, 2019 and $25.5 million at December 31, 2018. The reduction was due primarily to a 16.56% reduction in our originated nonaccrual loans, and the continuing decline in acquired nonaccrual loans. The disposition of one, long term commercial loan relationship contributed significantly to the reduction in our originated nonaccrual loans. This relationship was placed on nonaccrual in 2017, partially charged down in 2018, and nearly all of the remaining nonaccrual balance was resolved in the first quarter of 2019. Originated OREO totaled $1.4 million at March 31, 2019.

  Comparison of December 31, 2018 to December 31, 2017

        Nonperforming assets decreased by $13.2 million in 2018. Nonperforming assets totaled $25.5 million at December 31, 2018 and $38.6 million at December 31, 2017. OREO declined $7.0 million during 2018 while nonaccrual loans declined by $6.2 million. The decline in OREO was the result of the disposition of numerous properties. Approximately $4.6 million of the reduction in OREO came from originated OREO while the remainder came via acquired loans, which continued a trend of decline in acquired OREO. The decline in nonaccrual loans was led by a $5.2 million reduction in originated nonaccrual loans that was primarily due to the continuing resolution of two long term borrowers.

  Comparison of December 31, 2017 to December 31, 2016

        Nonperforming assets increased by $0.2 million in 2017. Nonperforming assets totaled $38.6 million at December 31, 2017 and $38.5 million at December 31, 2016. During 2017, two long term originated loan relationships were placed on nonaccrual, and both of these situations are now resolved. In this period, continuing smaller reductions in acquired nonperforming assets largely offset the impact of those two relationships. In 2016, nonaccrual loans were up $5.4 million largely due to loans from the NBI acquisition that were not considered PCI loans at the time of acquisition.

  Loan Extensions and Modifications

        Maturing loans are subject to our standard loan underwriting policies and practices. Due to the need to obtain updated borrower and guarantor financial information or collateral information or to prepare revised loan documentation, some loans may be renewed for a short term, loans in the process of renewal may appear as past due because the information needed to underwrite a renewal of the loan is not available to us prior to the maturity date of the loan. At times, we approve short-term administrative extensions, which are typically 90 days in duration, in order to facilitate proper underwriting.

        When appropriate, we evaluate loan extensions or modifications in accordance with ASC 310-40 and related federal regulatory guidance concerning TDRs and the Federal Financial Institutions Examination Council ("FFIEC") workout guidance to determine the required treatment for nonaccrual status and risk classification purposes. In general, if we grant a loan modification or extension that involves either the absence of principal amortization (other than for loans which are customarily granted on interest-only terms), or if we grant a material extension of an existing loan amortization period in excess of our underwriting standards, the loan will be placed on nonaccrual status and impairment testing conducted to determine whether a specific valuation allowance or loss classification / charge-off is required. If the loan is well secured by an abundance of collateral and the collectability of both interest and principal is probable, the loan may remain on accrual status, but it will be classified as a TDR due to the concession made in the loan principal amortization payment component. A loan in full compliance with the payment requirements specified in a loan modification will not be considered as past due, but may nonetheless be placed on nonaccrual status or be classified as a TDR, as appropriate under the circumstances.

  Troubled Debt Restructurings

        We had $13.1 million of TDRs at March 31, 2019 and $13.4 million of TDRs at December 31, 2018, compared to $10.7 million at December 31, 2017 and $9.2 million at December 31, 2016. TDRs have remained a small portion of our loan portfolio as loan modifications to borrowers with deteriorating financial condition are generally part of an overall workout strategy to minimize losses to the Company.

        The following table presents our TDRs by class.

	At March 31, 2019 (unaudited)	At December 31,
		2018	2017	2016	2015	2014
		(Dollars in thousands)
Commercial and industrial	$446	$467	$620	$13	$14	$192
Agricultural and farmland	285	—		—	—	156
Commercial real estate—owner-occupied	6,164	6,244	1,811	7,576	1,485	1,336
Commercial real estate—non-owner occupied	1,480	2,061	2,099	559	581	—
Multi-family	—	—	—	—	—	—
Construction and land development	—	—	—	—	—	—
One-to-four family residential	427	556	340	109	118	126
Municipal, consumer and other	—	—	—	—	—	—

Total accrual troubled debt restructured loans	$8,802	$9,328	$4,870	$8,257	$2,198	$1,810
Commercial and industrial	152	206	194	329	426	421
Agricultural and farmland	166	166	—	—	—	—
Commercial real estate—owner-occupied	3,273	3,112	5,126	161	176	65
Commercial real estate—non-owner occupied	—	—	468	—	—	—
Multi-family	—	—	—	—	—	—
Construction and land development	—	—	—	417	—	1,000
One-to-four family residential	711	550	74	—	—	—
Municipal, consumer and other	—	—	—	—	—	—

Total nonaccrual troubled debt restructured loans	4,302	4,034	5,862	907	602	1,486

Total troubled debt restructured loans	$13,104	$13,362	$10,732	$9,164	$2,800	$3,296

  Risk Classification of Loans

        Our policies, consistent with regulatory guidelines, provide for the classification of loans and other assets that are considered to be of lesser quality as watch, substandard, doubtful, or loss.

        A watch loan is still considered a "pass" credit and is not a classified asset, but is a reflection of a borrower who exhibits credit weaknesses or downward trends warranting close attention and increased monitoring. These potential weaknesses may result in deterioration of the repayment prospects for the loan. No loss of principal or interest is expected, and the borrower does not pose sufficient risk to warrant classification.

        A substandard loan is inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged, if any. Assets so classified must have a well-defined weakness, or weaknesses, that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected. The risk-rating guidance published by the banking regulators clarifies that a loan with a well-defined weakness does not have to present a probability of default for the loan to be rated substandard, and that an individual loan's loss potential does not have to be distinct for the loan to be rated substandard.

        An asset classified as doubtful has all the weaknesses inherent in one classified as substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable. Assets classified as loss are those considered uncollectible and of such little value that their continuance as assets is not warranted; such balances are promptly charged-off as required by applicable federal regulations.

        At March 31, 2019 and December 31, 2018, our risk classifications of loans were as follows:

	At March 31, 2019 (unaudited)
	Pass	Watch	Substandard	Doubtful	Total
	(Dollars in thousands)
Commercial and industrial	$318,456	$28,378	$14,345	$—	$361,179
Agricultural and farmland	180,664	14,630	11,369	—	206,663
Commercial real estate—owner-occupied	203,951	17,856	19,047	—	240,854
Commercial real estate—non-owner-occupied	492,444	31,647	8,277	—	535,596
Multi-family	140,597	2,770	1,354	—	144,721
Construction and land development	214,302	5,092	3,011	—	219,177
One-to-four family residential	283,240	12,872	12,536	—	308,648
Municipal, consumer and other	99,113	14,224	385	—	113,722

Total, excluding PCI loans	1,932,767	127,469	70,324	—	2,130,560
Total PCI loans	36,305	9,057	7,400	—	52,762

Total loans	$1,969,072	$136,526	$77,724	$—	$2,183,322

Originated loans(1)	$1,815,282	$109,974	$49,584	$—	$1,974,840
Acquired loans(1)	153,790	26,552	28,140	—	208,482

	At December 31, 2018
	Pass	Watch	Substandard	Doubtful	Total
	(Dollars in thousands)
Commercial and industrial	$315,259	$35,176	$7,488	$—	$357,923
Agricultural and farmland	185,298	12,116	11,295	—	208,709
Commercial real estate—owner-occupied	210,343	15,725	19,202	—	245,270
Commercial real estate—non-owner-occupied	470,950	33,418	7,820	—	512,188
Multi-family	129,911	2,468	1,678	—	134,057
Construction and land development	224,241	5,385	3,331	—	232,957
One-to-four family residential	273,449	13,724	12,837	—	300,010
Municipal, consumer and other	97,562	497	416	—	98,475

Total, excluding PCI loans	1,907,013	118,509	64,067	—	2,089,589
Total PCI loans	38,006	9,086	7,576	—	54,668

Total loans	$1,945,019	$127,595	$71,643	$—	$2,144,257

Originated loans(1)	$1,815,282	$109,974	$49,584	$—	$1,974,840
Acquired loans(1)	153,790	26,552	28,140	—	208,482

(1)
Non-GAAP financial measure. See our reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures under the caption "Summary Historical Consolidated Financial and Other Data—GAAP reconciliation and management explanation of non-GAAP financial measures."

  Allowance for Loan Losses

        We establish provisions for loan losses, which are charged to operations in order to maintain the allowance for loan losses at a level we consider necessary to absorb probable incurred credit losses in the loan portfolio. In determining the level of the allowance for loan losses, we consider past and current loss experience, trends in nonaccrual loans, evaluations of real estate collateral, current economic conditions, volume and type of lending, adverse situations that may affect a borrower's ability to repay a loan and the levels of nonperforming and other classified loans. The amount of the allowance is based on estimates and the ultimate losses may vary from the estimates as more information becomes available or events change.

        We provide for loan losses based on the allowance method. Accordingly, all loan losses are charged to the related allowance and all recoveries are credited to it. Additions to the allowance for loan losses are provided by charges to income based on various factors that, in our judgment, deserve current recognition in estimating probable incurred credit losses. We review the loan portfolio on an ongoing basis and make provisions for loan losses on a quarterly basis to maintain the allowance for loan losses in accordance with GAAP. The allowance for loan losses consists of two components:

  •
  specific allowances established for any impaired loan for which the recorded investment in the loan exceeds the measured value of the loan; and

  •
  general allowances for loan losses for each loan class based on historical loan loss experience; and adjustments to historical loss experience (general allowances), maintained to cover uncertainties that affect our estimate of probable incurred credit losses for each loan class.

        The adjustments to historical loss experience are based on our evaluation of several factors, including levels of, and trends in, past due and classified loans; levels of, and trends in, charge-offs and recoveries; trends in volume and terms of loans, including any credit concentrations in the loan portfolio; experience, and ability of lending management and other relevant staff; and national and local economic trends and conditions.

        We evaluate the allowance for loan losses based upon the combined total of the specific and general components. Generally, when the loan portfolio increases, absent other factors, the allowance for loan loss methodology results in a higher dollar amount of estimated probable incurred credit losses than would be the case without the increase. Conversely, when the loan portfolio decreases, absent other factors, the allowance for loan loss methodology generally results in a lower dollar amount of estimated probable losses than would be the case without the decrease.

        We review our loan portfolio on an ongoing basis to determine whether any loans require classification and impairment testing in accordance with applicable regulations and accounting principles. When we classify loans as either substandard or doubtful and in certain other cases, we review the collateral and future cash flow projections to determine if a specific reserve is necessary. The allowance for loan losses represents amounts that have been established to recognize incurred credit losses in the loan portfolio that are both probable and reasonably estimable at the date of the consolidated financial statements. When we classify problem loans as loss, we charge-off such amounts.

        Our calculation of the general component of the allowance for loan losses includes the disclosure requirement that each loan portfolio category must be segmented into specific loan classes. Loan class segmentation tables are presented in Note 5 to the audited consolidated financial statements included elsewhere in this prospectus. To maintain consistency, the loan class segmentation was also applied within the 16-quarter loss history that we use to calculate the general component of the allowance for loan losses, inherent risk factor weightings were adjusted based on our evaluation of their relevance to the new loan classes, and duplicative historical loss factors were eliminated from the loan class segmentation.

        While we use the best information available to make evaluations, future adjustments to the allowance may become necessary if conditions differ substantially from the information that we used in making the evaluations. Our determinations as to the risk classification of our loans and the amount of our allowance for loan losses are subject to review by our regulatory agencies, which can require that we establish additional loss allowances.

  Net Charge-offs and Recoveries

        The following table sets forth activity in our allowance for loan losses.

	At or For the Three Months Ended March 31, 2019 (unaudited)
		At or For the Years Ended December 31,
		2018	2017	2016	2015	2014
			(Dollars in thousands)
Balance at beginning of year	$20,509	$19,765	$19,708	$18,248	$16,939	$20,409
Charge-offs
Commercial and industrial	(256)	(1,446)	(1,780)	(1,322)	(3,794)	(575)
Agricultural and farmland	—	—	(3)	(83)	(11)	—
Commercial real estate—owner-occupied	(65)	(2,352)	(32)	(753)	(133)	(1,778)
Commercial real estate—non-owner occupied	—	(237)	(940)	(1,134)	(100)	(901)
Multi-family	—	(194)	(153)	—	—	(17)
Construction and land development	—	(58)	(503)	(442)	(471)	(293)
One-to-four family residential	(37)	(1,415)	(787)	(1,848)	(1,309)	(1,221)
Municipal, consumer and other	(175)	(783)	(818)	(989)	(773)	(1,023)

Total charge-offs	(533)	(6,485)	(5,016)	(6,571)	(6,591)	(5,808)

Recoveries
Commercial and industrial	48	315	188	890	1,458	288
Agricultural and farmland	—	—	—	—	—	—
Commercial real estate—owner-occupied	19	54	38	9	10	53
Commercial real estate—non-owner occupied	4	141	958	95	20	13
Multi-family	—	—	—	6	—	—
Construction and land development	11	260	27	19	125	8
One-to-four family residential	111	490	414	258	212	135
Municipal, consumer and other	68	272	309	320	309	453

Total recoveries	261	1,532	1,934	1,597	2,134	950

Net charge-offs	(272)	(4,953)	(3,082)	(4,974)	(4,457)	(4,858)
Provision for (recovery of) loan losses	776	5,697	3,139	6,434	5,766	1,388

Balance at end of year	$21,013	20,509	19,765	19,708	18,248	$16,939

Ratios
Net charge-offs to average loans outstanding	0.05%	0.23%	0.15%	0.24%	0.24%	0.28%
Allowance for loan losses to nonperforming loans	150.85%	128.88%	89.43%	88.62%	108.49%	108.80%
Allowance for loan losses to total loans	0.96%	0.96%	0.93%	0.94%	0.85%	0.95%
Net charge-offs on acquired loans(1)	(74)	(1,816)	(582)	(3,729)	(2,237)	(4,006)
Net charge-offs on acquired loans to average acquired loans(1)	0.28%	0.70%	0.17%	0.72%	0.64%	1.09%
Net charge-offs on originated loans(1)	(198)	(3,137)	(2,500)	(1,245)	(2,220)	(852)
Net charge-offs on originated loans to average originated loans(1)	0.04%	0.17%	0.14%	0.08%	0.15%	0.06%
Comprehensive credit-related coverage(1)	1.14%	1.16%	1.26%	1.45%	1.54%	1.37%

(1)
Non-GAAP financial measure. See our reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures under the caption "Summary Historical Consolidated Financial and Other Data—GAAP reconciliation and management explanation of non-GAAP financial measures."

        A loan balance is classified as a loss and charged-off when it is confirmed that there is no readily apparent source of repayment for the portion of the loan that is classified as loss.

        The provision for or recovery of loan losses is a function of the allowance for loan loss methodology that we use to determine the appropriate level of the allowance for inherent loan losses after net charge-offs have been deducted.

        Our overall net charge-offs in both dollar terms and as a percent of total loans have been fairly steady over the past 5 years with a modest decline in 2017. Since January 1, 2016, the average annualized net charge-off rate was 0.17% while the average annualized net charge off rate on originated loans was 0.11%.

        The annualized ratio of net charge-offs to average loans outstanding was 0.05%, respectively, for the three months ended March 31, 2019, compared to 0.23% for the year ended December 31, 2018. Net charge-offs remained low during both periods due to favorable economic conditions and our continuous credit monitoring and collection efforts.

        Net charge-offs and the ratio of net charge-offs to average loans outstanding were $5.0 million and 0.23%, respectively, for the year ended December 31, 2018, compared to $3.1 million and 0.15%, respectively, for the year ended December 31, 2017. The increase in 2018 was due to recording a $2.1 million charge off of one long-time non-performing loan relationship approaching final resolution.

        Net charge-offs and the ratio of net charge-offs to average loans outstanding were $3.1 million and 0.15%, respectively, were recorded for the year ended December 31, 2017, compared to $5.0 million and 0.24%, respectively, for the year ended December 31, 2016.

  Allocation of Allowance for Loan Losses

        The following table sets forth our allowance for loan losses allocated by loan category. The allowance for loan losses allocated to each category is not necessarily indicative of future losses in any particular category and does not restrict the use of the allowance to absorb losses in other categories.

			At December 31,
	At March 31, 2019 (unaudited)		2018		2017
	Allowance for Loan Losses	Loan Balances by Category	Allowance for Loan Losses	Loan Balances by Category	Allowance for Loan Losses	Loan Balances by Category
	(Dollars in thousands)
Commercial and industrial	$3,762	$393,918	$3,748	$360,500	$5,411	$371,452
Agricultural and farmland	3,248	207,817	2,650	209,875	2,385	208,349
Commercial real estate—owner-occupied	2,353	250,274	2,506	255,074	1,510	276,883
Commercial real estate—non-owner occupied	2,722	556,386	2,644	533,910	2,476	488,442
Multi-family	972	146,374	912	135,925	997	137,055
Construction and land development	3,897	223,489	4,176	237,275	2,981	170,513
One-to-four family residential	3,067	321,224	2,782	313,108	2,723	358,659
Municipal, consumer and other	992	113,840	1,091	98,589	1,282	104,593

Total	$21,013	$2,183,322	$20,509	$2,144,257	$19,765	$2,115,946

	At December 31,
	2016		2015		2014
	Allowance for Loan Losses	Loan Balances by Category	Allowance for Loan Losses	Loan Balances by Category	Allowance for Loan Losses	Loan Balances by Category
	(Dollars in thousands)
Commercial and industrial	$4,870	$372,588	$4,464	$413,365	$6,613	$346,092
Agricultural and farmland	3,455	207,604	3,019	196,704	1,966	172,160
Commercial real estate—owner-occupied	1,622	297,818	1,444	317,315	1,050	290,948
Commercial real estate—non-owner occupied	2,701	433,939	2,494	401,403	1,314	259,473
Multi-family	1,282	127,132	764	121,348	232	104,626
Construction and land development	1,983	182,023	2,048	168,342	1,887	170,212
One-to-four family residential	2,720	393,399	3,321	436,051	3,340	374,504
Municipal, consumer and other	1,075	92,012	694	85,083	537	64,381

Total	$19,708	$2,106,515	$18,248	$2,139,611	$16,939	$1,782,396

Securities

        Our investment policy is established by management and approved by our board of directors. The policy emphasizes safety of the investment, liquidity requirements, potential returns, cash flow targets and consistency with our interest rate risk management strategy.

        As of March 31, 2019, our U.S. government agency securities as well as our agency mortgage-backed securities reflected in the following table were issued by U.S. government-sponsored enterprises (GSE) and government agencies, including the Federal Home Loan Bank, the Federal Farm Credit Bank, Freddie Mac, Fannie Mae, Ginnie Mae, the Small Business Administration, the US Department of Housing and the US Department of Veterans Affairs, and are either backed by the Full Faith and Credit of the United States or are obligations which the federal government has affirmed its commitment to support.

        The following table sets forth the composition, amortized cost and fair values of our debt securities available-for-sale and the carrying value and fair values of our debt securities held-to-maturity.

	At
	March 31, 2019 (unaudited)		December 31, 2018		December 31, 2017		December 31, 2016
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(Dollars in thousands)
Debt Securities:
Available-for-sale
U.S. Treasury	$—	$—	$—	$—	$7,033	$7,028	$31,295	$31,353
U.S. government agency	45,691	45,874	46,977	46,866	45,798	45,735	55,390	55,391
Municipal	157,531	158,727		161,450	206,472	207,953	220,061	220,748
Agency mortgage-backed:
Residential	243,210	243,392	235,903	234,303	267,039	265,698	202,656	202,499
Commercial	145,900	145,358	151,878	150,081	149,543	148,011	120,246	118,850
Private label mortgage-backed	173	174	254	256	3,508	3,513	4,072	4,083
Corporate	87,633	87,708	87,118	86,570	91,588	91,633	53,976	54,197

Total available-for-sale	680,138	681,233	684,087	679,526	770,981	769,571	687,696	687,121

	At
	March 31, 2019 (unaudited)		December 31, 2018		December 31, 2017		December 31, 2016
	Carrying Value	Fair Value	Carrying Value	Fair Value	Carrying Value	Fair Value	Carrying Value	Fair Value
Debt Securities (continued):
Held to maturity:
U.S. government agency	—	—	—	—	—	—	315	316
Municipal	68,952	70,405	73,176	74,283	79,490	81,824	84,708	86,933
Agency mortgage-backed:	22,615	21,964
Residential			23,192	22,194	27,552	26,766	33,566	32,952
Commercial	25,178	25,409	25,347	25,029	22,280	22,204	21,665	21,398

Total held to maturity securities	116,745	117,778	121,715	121,506	129,322	130,794	140,254	141,599

Total debt securities	$796,883	$799,011	$805,802	$801,032	$900,303	$900,365	$827,950	$828,720

        Securities reflect revised categories as required by the Company's adoption of ASU 2016-01 on January 1, 2018. That new guidance refined the definition of equity securities and required their segregation from debt securities available-for-sale. The below table sets forth the carrying balances of our equity securities.

Equity Securities	March 31, 2019 (unaudited)	December 31, 2018	December 31, 2017	December 31, 2016
	(Dollars in thousands)
Readily determinable fair value	$3,160	$3,081	$3,203	$3,145
No readily determinable fair value	834	180	—	—

	$3,994	$3,261	$3,203	$3,145

        We have elected to measure the equity securities with no readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes for identical or similar securities of the same issuer. During the three months ended March 31, 2019 and the year ended December 31, 2018, we did not record any impairment or other adjustments to the carrying amount of the equity securities with no readily determinable fair values. During the years ended December 31, 2017 and 2016, the Company did not hold any equity securities with no readily determinable fair values.

        The fair values of equity securities with readily determinable fair values are determined by quoted prices, in active markets, for each specific security. The fair values of debt securities are generally determined by matrix pricing. These models are primarily industry-standard models that consider various assumptions, including time value, yield curve, volatility factors, prepayment speeds, default rates, loss severity, current market and contractual prices for the underlying financial instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace.

        We evaluate securities with significant declines in fair value on a quarterly basis to determine whether they should be considered other-than-temporarily impaired under current accounting guidance, which generally provides that if a security is in an unrealized loss position, whether due to general market conditions or industry or issuer-specific factors, the holder of the securities must assess whether the impairment is other-than-temporary. There were no other-than-temporary impairments during the three months ended March 31, 2019 or the years ended December 31, 2018, 2017 and 2016.

        The Banks are members of the Federal Home Loan Bank System (the "FHLB System"). Accordingly, each of our Banks holds stock in the FHLBC common stock with an aggregate cost of $2.7 million as of March 31, 2019, based on its par value. As of March 31, 2019, the Banks did not own shares of FHLBC common stock in excess of the number of shares required to maintain their respective membership in the FHLB System and to be eligible to obtain advances from the FHLBC. See "Supervision and Regulation—Federal Home Loan Bank Membership."

  Portfolio Maturities and Yields

        The composition and maturities of the debt securities portfolio as of March 31, 2019 are summarized in the following table. Maturities are based on the final contractual payment dates, and do not reflect the impact of prepayments or early redemptions that may occur. Municipal securities yields have not been adjusted to a tax-equivalent basis.

	March 31, 2019 (unaudited)
	One Year or Less		More than One Year through Five Years		More than Five Years through Ten Years		More than Ten Years		Total
	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield
	(Dollars in thousands)
Securities:
Available-for-sale:
U.S. government agency	$6,001	1.57%	$11,423	2.42%	$28,267	2.87%	$—	—%	$45,691	2.59%
Municipal	28,356	2.21%	76,777	2.60%	43,358	2.52%	9,040	2.40%	157,531	2.50%
Agency mortgage-backed:
Residential	47	1.96%	5,083	2.13%	76,679	2.53%	161,401	2.97%	243,210	2.81%
Commercial	5,363	0.88%	67,298	2.29%	23,795	3.10%	49,444	2.88%	145,900	2.57%
Private label mortgage-backed	—	—%	—	—%	—	—%	173	4.14%	173	4.14%
Corporate	20,497	2.28%	46,669	2.72%	20,467	4.88%	—	—%	87,633	3.12%

Total available-for-sale	60,264	2.05%	207,250	2.51%	192,566	2.90%	220,058	2.93%	680,138	2.71%
Held to maturity:
Municipal	403	2.39%	22,736	2.95%	40,141	3.29%	5,672	3.95%	68,952	3.23%
Agency mortgage-backed:
Residential	—	—%	—	—%	—	—%	22,615	2.28%	22,615	2.28%
Commercial	—	—%	2,257	2.05%	15,692	2.86%	7,229	3.21%	25,178	2.89%

Total held to maturity securities	403	2.39%	24,993	2.87%	55,833	3.17%	35,516	2.74%	116,745	2.97%

Total securities	$60,667	2.05%	$232,243	2.55%	$248,399	2.96%	$255,574	2.90%	$796,883	2.75%

	December 31, 2018
	One Year or Less		More than One Year through Five Years		More than Five Years through Ten Years		More than Ten Years		Total
	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield
	(Dollars in thousands)
Securities:
Available-for-sale:
U.S. government agency	$6,001	1.57%	$11,458	2.43%	$29,518	2.87%	$—	—%	$46,977	2.60%
Municipal	29,538	2.19%	77,183	2.56%	44,356	2.55%	10,880	2.40%	161,957	2.48%
Agency mortgage-backed:
Residential	92	1.85%	6,265	2.14%	78,994	2.54%	150,552	3.04%	235,903	2.85%
Commercial	5,559	1.03%	70,710	2.30%	18,317	3.16%	57,292	2.89%	151,878	2.58%
Private label mortgage-backed	—	—%	—	—%	—	—%	254	4.52%	254	4.52%
Corporate	25,508	2.63%	51,625	2.62%	9,985	4.59%	—	—%	87,118	2.85%

Total available-for-sale	66,698	2.21%	217,241	2.47%	181,170	2.77%	218,978	2.97%	648,087	2.69%
Held to maturity:
Municipal	698	2.31%	19,048	2.96%	47,753	3.21%	5,677	3.85%	73,176	3.18%
Agency mortgage-backed:
Residential	—	—%	—	—%	—	—%	23,192	2.25%	23,192	2.25%
Commercial	—	—%	2,267	2.05%	13,208	2.81%	9,872	3.24%	25,347	2.91%

Total held to maturity securities	698	2.31%	21,315	2.86%	60,961	3.12%	38,741	1.73%	121,715	2.95%

Total securities	$67,396	2.21%	$238,556	2.51%	$242,131	2.86%	$257,719	2.93%	$805,802	2.72%

Sources of Funds

Deposits

        At March 31, 2019, our deposits totaled $2.8 billion. Interest-bearing deposits totaled $2.2 billion and noninterest-bearing demand deposits totaled $661.5 million. At March 31, 2019, we had $452.1 million of time deposits outstanding, of which $329.0 million had maturities of one year or less.

        At December 31, 2018, our deposits totaled $2.8 billion. Interest-bearing deposits totaled $2.1 billion and noninterest-bearing demand deposits totaled $664.9 million. At December 31, 2018, we had $424.7 million of time deposits outstanding, of which $292.3 million had maturities of one year or less.

        We consider our core deposits, which exclude time deposits of $250,000 or more and brokered deposits, to be our primary and most valuable funding source. As of March 31, 2019, core deposits represented 98.34% of our total deposits. We continue to focus on growing core deposits through our relationship driven banking philosophy, community-focused marketing programs, and initiatives such as the development of our treasury management services for both small and large businesses. Additionally, we continue to add and improve ancillary convenience services tied to deposit accounts, such as mobile and remote deposits and peer-to-peer payments, to solidify our core deposit banking relationships.

        The following table sets forth the distribution of average deposits, by account type.

	At March 31, 2019 (unaudited)
	Average Balance	Percent	Weighted Average Rate
	(Dollars in thousands)
Noninterest-bearing demand	$650,630	23.43%	—%
Interest-bearing demand	826,456	29.75%	0.20%
Money market	442,520	15.93%	0.33%
Savings deposits	424,986	15.30%	0.06%
Time deposits	432,877	15.59%	1.04%

Total	$2,777,469	100.00%	0.29%

	At December 31,
	2018			2017			2016
	Average Balance	Percent	Weighted Average Rate	Average Balance	Percent	Weighted Average Rate	Average Balance	Percent	Weighted Average Rate
	(Dollars in thousands)
Noninterest-bearing demand	$653,885	23.37%	—%	$643,326	22.44%	—%	$603,970	21.17%	—%
Interest-bearing demand	824,910	29.48%	0.17%	808,263	28.20%	0.11%	779,176	27.30%	0.12%
Money market	442,872	15.83%	0.15%	479,916	16.74%	0.15%	491,897	17.24%	0.14%
Savings deposits	433,661	15.50%	0.07%	439,844	15.34%	0.07%	433,123	15.18%	0.07%
Time deposits	442,569	15.82%	0.80%	495,222	17.28%	0.62%	545,455	19.11%	0.56%

Total	$2,797,897	100.00%	0.21%	$2,866,571	100.00%	0.17%	$2,853,621	100.00%	0.18%

        The following table sets forth time deposits by remaining maturity at March 31, 2019 (unaudited):

	Maturity
	3 Months or Less	Over 3 to 6 Months	Over 6 to 12 Months	Over 12 Months	Total
	(Dollars in thousands)
Time deposits less than $100,000	$56,123	$52,364	$77,821	$78,383	$264,691
Time deposits of $100,000 to $250,000	50,844	24,960	30,563	34,104	140,471
Time deposits of $250,000 or more	5,019	6,516	24,771	10,655	46,971

Total time deposits	$111,986	$83,840	$133,155	$123,152	$452,133

Securities Sold Under Agreements to Repurchase

        All of our securities sold under agreements to repurchase are sweep instruments. The securities underlying the agreements are held under our control in safekeeping at third-party financial institutions, and included securities available-for-sale and held-to-maturity. The following table sets forth information concerning balances and interest rates on our securities sold under agreements to repurchase.

		At or For the Periods Ended December 31
	At or For the Period Ended March 31, 2019 (unaudited)
		2018	2017	2016
	(Dollars in thousands)
Balance at end of period	$40,528	$46,195	$37,838	39,081
Average balance during period	42,089	40,725	40,821	40,050
Maximum outstanding at any month end	43,903	52,303	47,039	43,360
Weighted average interest rate at end of period	0.16%	0.12%	0.11%	0.11%
Average interest rate during period	0.13%	0.14%	0.12%	0.11%

Borrowings

        Deposits are the primary source of funds for our lending activities and general business purposes. However, we may also obtain advances from the FHLBC, purchase federal funds, and engage in overnight borrowing from the Federal Reserve. We also use these sources of funds as part of our asset liability management process to control our long-term interest rate risk exposure, even if it may increase our short-term cost of funds. Our level of short-term borrowing can fluctuate on a daily basis depending on funding needs and the source of funds to satisfy the needs.

        Our borrowings consist primarily of advances from the FHLBC. The following table sets forth information concerning balances and interest rates on our advances from the FHLBC.

		At or For the Periods Ended December 31
	At or For the Period Ended March 31, 2019 (unaudited)
		2018	2017	2016
	(Dollars in thousands)
Balance at end of period	$—	$—	$29,000	4,000
Average balance during period	389	14,518	5,403	9,805
Maximum outstanding at any month end	5,000	74,000	29,000	53,147
Weighted average interest rate at end of period	0.00%	0.00%	1.47%	0.87%
Average interest rate during period	0.52%	1.73%	1.13%	0.76%

        Our use of advances from the FHLBC has been somewhat infrequent and has had a nominal impact on our total funding for the periods noted.

        At March 31, 2019 and December 31, 2018, we had the capacity to borrow an additional $343.2 million and $337.0 million, respectively, under our credit facilities with the FHLBC. Furthermore, we had unpledged securities with a market value of $518.2 million and $510.1 million, respectively, that could be used to support additional FHLB borrowings.

Impact of Inflation

        Our consolidated financial statements and the related notes have been prepared in conformity with GAAP. GAAP generally requires the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. The impact of inflation, if any, is reflected in the increased cost of our operations. Unlike industrial companies, our assets and liabilities are primarily monetary in nature. As a result, changes in market interest rates have a greater impact on performance than the effects of inflation.

Quantitative and Qualitative Disclosures about Market Risk

        Managing risk is an essential part of successfully managing a financial institution. Our most prominent risk exposures are interest rate risk and credit risk. Credit risk is the risk of not collecting the interest and/or the principal balance of a loan or investment when it is due and is disclosed in detail above. Interest rate risk is the potential reduction of net interest income as a result of changes in interest rates. Some of the other risks that we face are operational risks, liquidity risk and reputation risk. Operational risks include risks related to fraud, legal and regulatory compliance, processing errors, technology and disaster recovery. Liquidity risk is the possible inability to fund obligations to depositors, lenders or borrowers due to unforeseen circumstances and is discussed in detail above. Reputation risk is the risk that negative publicity or press, whether true or not, could cause a decline in our customer base or revenue. Please see "Risk Factors" for additional information on the potential risks we face.

Interest Rate Risk

        A significant form of market risk is interest rate risk inherent in the normal course of lending and deposit-taking activities. Management believes that our ability to successfully respond to changes in interest rates will have a significant impact on our financial results. To that end, management actively monitors and manages our interest rate exposure.

        The Asset/Liability Management Committee (ALCO), which is authorized by the Company's board of directors, monitors our interest rate sensitivity and makes decisions relating to that process. The ALCO's goal is to structure our asset/liability composition to maximize net interest income while managing interest rate risk so as to minimize the adverse impact of changes in interest rates on net interest income and capital in either a rising or declining interest rate environment. Profitability is affected by fluctuations in interest rates. A sudden and substantial change in interest rates may adversely impact our earnings because the interest rates borne by assets and liabilities do not change at the same speed, to the same extent or on the same basis.

        We monitor the impact of changes in interest rates on our net interest income and economic value of equity, or EVE, using rate shock analysis. Net interest income simulations measure the short-term earnings exposure from changes in market rates of interest in a rigorous and explicit fashion. Our current financial position is combined with assumptions regarding future business to calculate net interest income under varying hypothetical rate scenarios. EVE measures our long-term earnings exposure from changes in market rates of interest. EVE is defined as the present value of assets minus the present value of liabilities at a point in time. A decrease in EVE due to a specified rate change indicates a decline in the long-term earnings capacity of the balance sheet assuming that the rate change remains in effect over the life of the current balance sheet.

        The following table sets forth, as of March 31, 2019, the estimated impact on our EVE and net interest income of immediate changes in interest rates at the specified levels.

			Increase (Decrease) in Estimated Net Interest Income
	Estimated Increase (Decrease) in EVE
			Year 1		Year 2
Change in Interest Rates (basis points)	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)
+400	$190,208	33.51%	$26,768	20.20%	$30,085	22.77%
+300	154,437	27.21	20,590	15.54	23,697	17.93
+200	110,869	19.53	14,210	10.72	16,466	12.46
+100	58,584	10.32	7,351	5.55	8,552	6.47
0	—	—	—	—	—	—
–100	(90,144)	(15.88)	(8,613)	(6.50)	(10,755)	(8.14)

        The table set forth above indicates that at March 31, 2019, in the event of an immediate 100 basis point decrease in interest rates, the Company would be expected to experience a 15.88% decrease in EVE and a $8.6 million and $10.8 million decrease in net interest income during each of the subsequent 2 years, respectively. In the event of an immediate 200 basis point increase in interest rates, the Company would be expected to experience a 19.53% increase in EVE and a $14.2 million and $16.5 million increase in net interest income during each of the subsequent 2 years, respectively. This data does not reflect any actions that we may undertake in response to changes in interest rates, such as changes in rates paid on certain deposit accounts based on local competitive factors or changes in earning assets mix, which could reduce the actual impact on EVE and net interest income, if any.

        Certain shortcomings are inherent in the methodology used in the above interest rate risk measurements. Modeling changes in EVE and net interest income requires that we make certain assumptions that may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. The EVE and net interest income table presented above assumes that the composition of our interest-rate-sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and, accordingly, the data does not reflect any actions that we may undertake in response to changes in interest rates, such as changes in rates paid on certain deposit accounts based on local competitive factors. The table also assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration to maturity or the repricing characteristics of specific assets and liabilities. Accordingly, although the EVE and net interest income table provides an indication of our sensitivity to interest rate changes at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on our net interest income and will differ from actual results.

Credit Risk

        Credit risk is the risk that borrowers or counterparties will be unable or unwilling to repay their obligations in accordance with the underlying contractual terms. We manage and control credit risk in the loan and lease portfolio by adhering to well-defined underwriting criteria and account administration standards established by management. Our loan policy documents underwriting standards, approval levels, exposure limits and other limits or standards deemed necessary and prudent. Portfolio diversification at the borrower, industry, and product levels is actively managed to mitigate concentration risk. In addition, credit risk management also includes an independent loan review process that assesses compliance with loan policy, compliance with loan documentation standards, accuracy of the risk rating and overall credit quality of the loan portfolio.

Liquidity Management

Bank Liquidity Management

        The overall objective of our liquidity management is to ensure the availability of sufficient cash funds to meet all financial commitments and to take advantage of investment opportunities. We manage liquidity in order to meet deposit withdrawals on demand or at contractual maturity, to repay borrowings as they mature, and to fund new loans and investments as opportunities arise.

        We continuously monitor our liquidity position to ensure that assets and liabilities are managed in a manner that will meet all of our short-term and long-term cash requirements. We manage our liquidity position to meet the daily cash flow needs of clients, while maintaining an appropriate balance between assets and liabilities to meet the return on investment objectives of our shareholders. We also monitor our liquidity requirements in light of interest rate trends, changes in the economy and the scheduled maturity and interest rate sensitivity of the investment and loan portfolios and deposits.

        As part of our liquidity management strategy, we are also focused on minimizing our costs of liquidity and attempt to decrease these costs by promoting our noninterest bearing and other low-cost deposits and replacing higher cost funding including time deposits and borrowed funds. While we do not control the types of deposit instruments our clients choose, we do influence those choices with the rates and the deposit specials we offer. As a result of these strategies, our cost of total deposits has remained relatively low from 0.18% for the year ended December 31, 2016 to 0.29% for the quarter ended March 31, 2019.

        Core deposits are a major source of funds used by the Banks to meet their liquidity. Maintaining the ability to acquire these funds as needed in a variety of markets is important to assuring the Banks' liquidity. Management continually monitors the liquidity and non-core dependency ratios to ensure compliance with targets established by the Company's ALCO.

        Our investment portfolio is another alternative for meeting liquidity needs. These assets generally have readily available markets that offer conversions to cash as needed. Securities within our investment portfolio are also used to secure certain deposit types. At March 31, 2019 and December 31, 2018, securities with a carrying value of $280.7 million and $291.4 million, respectively, were pledged to secure public and trust deposits, securities sold under agreements to repurchase, and for other purposes required or permitted by law.

        Additional sources of liquidity include federal funds purchased and borrowings from the FHLB. Interest is charged at the prevailing market rate on federal funds purchased and FHLB borrowings. There were no outstanding federal funds purchased or FHLB borrowings at March 31, 2019 and December 31, 2018. Funds obtained from federal funds purchased and FHLB borrowings are used primarily to meet day to day liquidity needs. The total amount of the remaining credit available to the Banks from the FHLB at March 31, 2019 and December 31, 2018 was $343.2 million and $337.0 million, respectively.

Holding Company Liquidity Management

        The Company is a corporation separate and apart from the Banks and, therefore, it must provide for its own liquidity. The Company's main source of funding is dividends declared and paid to it by the Banks. Statutory and regulatory limitations exist that affect the ability of the Banks to pay dividends to the Company. Management believes that these limitations will not impact the Company's ability to meet its ongoing short-term cash obligations.

        Due to state banking laws, neither Bank may declare dividends in any calendar year in an amount that would exceed the accumulated retained earnings of such Bank after giving effect to any unrecognized losses and bad debts without the prior approval of the Illinois Department of Financial and Professional Regulation. In addition, dividends paid by a Bank to the Company would be prohibited if the effect thereof would cause a Bank's capital to be reduced below applicable minimum capital requirements. During the three months ended March 31, 2019, the Banks paid $37.4 million in dividends to the Company. During the year ended December 31, 2018, the Banks paid $44.4 million in dividends to the Company.

        The liquidity needs of the Company on an unconsolidated basis consist primarily of operating expenses, dividends to stockholders and debt interest payments. Holding company operating expenses and debt interest expense totaled $0.8 million for the three months ended March 31, 2019 and $2.9 million during the year ended December 31, 2018. Dividends paid to stockholders totaled $35.8 million during the three months ended March 31, 2019, of which $6.1 million were tax dividends, $2.7 million were regular dividends and $27.0 million were special dividends. During the year ended December 31, 2018, dividends paid to stockholders totaled $42.6 million, of which $27.2 million were tax dividends, $8.4 million were regular dividends and $7.0 million were special dividends. During 2018, the Company also repurchased 2,159 shares of our common stock for an aggregate purchase price of $0.9 million. There we no stock repurchases over the three months ended March 31, 2019. As of March 31, 2019, we were not aware of any known trends, events or uncertainties that had or were reasonably likely to have a material impact on our liquidity. As of March 31, 2019, we had no material commitments for capital expenditures.

Capital Management

Bank Capital Management

        The overall objectives of our capital management are to ensure the availability of sufficient capital to support loan, deposit and other asset and liability growth opportunities and to maintain capital to absorb unforeseen losses or write-downs that are inherent in the business risks associated with the banking industry. We seek to balance the need for higher capital levels to address such unforeseen risks and the goal to achieve an adequate return on the capital invested by our stockholders.

        Heartland Bank and Lincoln Bank are subject to regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can trigger certain mandatory, and possibly additional discretionary, actions by the FDIC and the IDFPR that, if undertaken, could have a direct material effect on the Banks' financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Banks must meet specific capital guidelines that involve quantitative measures of the Banks' assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Banks' capital amounts and classification are also subject to qualitative judgments by regulators about components, risk weightings, and other factors.

        The prompt corrective action regulations provide five classifications, including well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. Adequately capitalized institutions require regulatory approval to accept brokered deposits. If undercapitalized, a financial institution's capital distributions, asset growth and expansion are limited, and the submission of a capital restoration plan may be required.

        At March 31, 2019 and December 31, 2018, actual and required capital ratios were:

March 31, 2019 (unaudited)	Actual Ratio	Minimum Ratio to be "Adequately Capitalized"	Minimum Ratio to be "Well Capitalized"(1)
Company
Total capital (to risk-weighted assets)	14.21%	8.00%	10.00%
Tier 1 capital (to risk-weighted assets)	13.37	6.00	6.00
Common Tier 1 (to risk-weighted assets) (CET1)	11.92	4.50	N/A
Tier 1 leverage capital (to average assets)	10.45	4.00	N/A
Heartland Bank
Total capital (to risk-weighted assets)	13.62%	8.00%	10.00%
Tier 1 capital (to risk-weighted assets)	12.79	6.00	8.00
Common Equity Tier 1 (to risk-weighted assets) (CET1)	12.79	4.50	6.50
Tier 1 leverage capital (to average assets)	10.45	4.00	5.00
Lincoln Bank
Total capital (to risk-weighted assets)	20.18%	8.00%	10.00%
Tier 1 capital (to risk-weighted assets)	19.29	6.00	8.00
Common Equity Tier 1 (to risk-weighted assets) (CET1)	19.29	4.50	6.50
Tier 1 leverage capital (to average assets)	9.72	4.00	5.00

December 31, 2018	Actual Ratio	Minimum Ratio to be "Adequately Capitalized"	Minimum Ratio to be "Well Capitalized"(1)
Company
Total capital (to risk-weighted assets)	14.99%	8.00%	10.00%
Tier 1 capital (to risk-weighted assets)	14.17	6.00	6.00
Common Equity Tier 1 (to risk-weighted assets) (CET1)	12.71	4.50	N/A
Tier 1 leverage capital (to average assets)	10.80	4.00	N/A
Heartland Bank
Total capital (to risk-weighted assets)	14.44%	8.00%	10.00%
Tier 1 capital (to risk-weighted assets)	13.62	6.00	8.00
Common Equity Tier 1 (to risk-weighted assets) (CET1)	13.62	4.50	6.50
Tier 1 leverage capital (to average assets)	11.03	4.00	5.00
Lincoln Bank
Total capital (to risk-weighted assets)	21.02%	8.00%	10.00%
Tier 1 capital (to risk-weighted assets)	20.17	6.00	8.00
Common Equity Tier 1 (to risk-weighted assets) (CET1)	20.17	4.50	6.50
Tier 1 leverage capital (to average assets)	10.21	4.00	5.00

(1)
Reflects the well capitalized standard applicable to the Company under the Federal Reserve Regulation Y and the well capitalized standard applicable to the Banks under the FDIC's prompt corrective action regulations.

Holding Company Capital Management

        Total stockholders' equity was $328.6 million at March 31, 2019 compared to $340.4 million at December 31, 2018, decreasing primarily due to the payment of cash dividends totaling $35.8 million, of which $27.0 million was a special dividend, during the three months ended March 31, 2019.

        Total stockholders' equity was $340.4 million at December 31, 2018 compared to $323.9 million at December 31, 2017. The increase in total stockholders' equity was primarily due to the combined impact of net income and our declaration and payment of cash dividends totaling $42.6 million, during the year ended December 31, 2018.

        Total stockholders' equity was $323.9 million at December 31, 2017, compared to $326.2 million at December 31, 2016. The decrease in total stockholders' equity was primarily due to the combined impact of net income and our declaration and payment of cash dividends totaling $57.1 million, during the year ended December 31, 2017.

Cash Dividends

        Our board of directors declared cash dividends totaling $35.8 million during the three months ended March 31, 2019 and $42.6 million during the year ended December 31, 2018. The below table summarizes the cash dividends by quarter for the three months ended March 31, 2019 and the year ended December 31, 2018.

		2018
	2019
		Fourth Quarter	Third Quarter	Second Quarter
	First Quarter				First Quarter
	(dollars in thousands)
Regular	$2,704	$2,101	$2,101	$2,105	$2,105
Tax	6,094	6,751	7,055	7,092	6,305
Special	27,041	2,000	—	—	5,006

Total cash dividends	$35,839	$10,852	$9,156	$9,197	$13,416

Off-Balance Sheet Arrangements

        As a financial services provider, we routinely are a party to various financial instruments with off-balance sheet risks, such as commitments to extend credit, standby letters of credit, unused lines of credit and commitments to sell loans. While these contractual obligations represent our future cash requirements, a significant portion of commitments to extend credit may expire without being drawn upon. Such commitments are subject to the same credit policies and approval process afforded to loans that we make. Although we consider commitments to extend credit in determining our allowance for loan losses, at March 31, 2019 and December 31, 2018, we had made no provision for losses on commitments to extend credit, and had no specific or general allowance for losses on such commitments, as we have had no historical loss experience with commitments to extend credit and we believed that no probable and reasonably estimable losses were inherent in our portfolio as a result of our commitments to extend credit. For additional information, see Note 20 to the audited consolidated financial statements included elsewhere in this prospectus.

Contractual Obligations

        In the ordinary course of our operations, we enter into certain contractual obligations. Such obligations include operating leases for premises and equipment.

        The following table summarizes our significant fixed and determinable contractual obligations and other funding needs by payment date at December 31, 2018.

	Payments Due by Period
	Less than One Year	One to Three Years	Three to Five Years	More than Five Years	Total
	(Dollars in thousands)
Contractual Obligations
Time Deposits(1)	$292,273	$109,624	$22,459	$391	$424,747
Subordinated debentures(1)(2)	—	—	—	38,765	38,765
Standby letters of credit	839	3,982	5,537	—	10,358
Limited partnership investment(3)	2,550	—	—	—	2,550
Operating leases	112	67	24	—	203

Total	$295,774	$113,673	$28,020	39,156	$476,623

Commitments to extend credit	$327,335	$87,432	$57,764	$51,581	$524,112

(1)
Excludes interest.

(2)
Represents amounts due to the recipient and does not include unamortized discounts of $1.2 million.

(3)
This commitment represents amounts we are obligated to contribute to a limited partnership investment in accordance with the provisions of the respective limited partnership agreements. The capital contributions may be required at any time, and are therefore reflected in the "less than one year" category.

Critical Accounting Policies and Estimates

        The Company has established various accounting policies that govern the application of accounting principles generally accepted in the United States of America in the preparation of its consolidated financial statements. Significant accounting policies are described in Note 1 to the consolidated financial statements contained elsewhere in this prospectus.

        Critical accounting estimates are those that are critical to the portrayal and understanding of the Company's financial condition and results of operations and require management to make assumptions that are difficult, subjective or complex. These estimates involve judgments, assumptions and uncertainties that are susceptible to change. In the event that different assumptions or conditions were to prevail, and depending on the severity of such changes, the possibility of a materially different financial condition or materially different results of operations is a reasonable likelihood. Further, changes in accounting standards could impact the Company's critical accounting estimates. The following policy could be deemed critical:

Allowance for Loan Losses

        The allowance for loan losses (allowance) is an estimate of loan losses inherent in the Company's loan portfolio. The allowance is established through a provision for loan losses which is charged to expense. Additions to the allowance are expected to maintain the adequacy of the total allowance. Loan losses are charged off against the allowance when the Company determines the loan balance to be uncollectible. Cash received on previously charged off amounts is recorded as a recovery to the allowance.

        The allowance consists of two primary components, general reserves and specific reserves related to impaired loans. The general component covers non-impaired loans and is based on historical losses adjusted for qualitative factors. The historical loss experience is determined by portfolio segment and is based on the actual loss history experienced by the Company over the most recent four-year or 16-quarter period. This actual loss experience is adjusted for qualitative factors based on the risks present for each portfolio segment. These qualitative factors include consideration of the following: levels of and trends in delinquencies and impaired loans; levels of and trends in charge-offs and recoveries; trends in volume and terms of loans; effects of any changes in risk selection and underwriting standards; other changes in lending policies, procedures, and practices; experience, ability, and depth of lending management and other relevant staff; national and local economic trends and conditions; industry conditions; and effects of changes in credit concentrations. These qualitative factors are inherently subjective and are driven by the repayment risk associated with each portfolio segment.

        Loans acquired that have evidence of deterioration in credit quality since origination and for which it is probable, at acquisition, that the Company will be unable to collect all contractually required payments receivable, are initially recorded at fair value (as determined by the present value of expected future cash flows) with no allowance for loan losses. Loans are evaluated by management at the time of purchase to determine if there is evidence of deterioration in credit quality since origination. Loans where there is evidence of deterioration of credit quality since origination may be aggregated and accounted for as a pool of loans if the loans being aggregated have common risk characteristics. The difference between the undiscounted cash flows expected at acquisition and the investment in the loan, or the "accretable yield," is recognized as interest income over the life of the loan. Contractually required payments for interest and principal that exceed the undiscounted cash flows expected at acquisition, or the "nonaccretable difference," are not recognized as a yield adjustment. Subsequent decreases to the expected cash flows will generally result in a provision for loan losses. Subsequent increases in expected cash flows result in a reversal of the provision for loan losses to the extent of prior charges or a reclassification of the difference from nonaccretable to accretable yield with a positive impact on interest income on a prospective basis. If the Company does not have the information necessary to reasonably estimate cash flows to be expected, it may use the cost recovery method or cash basis method of income recognition.

New Accounting Pronouncements

        The Company reviews new accounting standards as issued. Information relating to accounting pronouncements issued and applicable to the Company in 2018 appears in Note 1 to the consolidated financial statements.

Change in Accountants

        On June 14, 2017, our Audit Committee approved the dismissal of CliftonLarsonAllen LLP ("CLA") from its role as our independent registered accounting firm.

        The reports of CLA on our consolidated financial statements for the years ended December 31, 2015 and 2016, which are not included herein, did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

        During the years ended December 31, 2015 and 2016, and the subsequent interim period from January 1, 2017 through June 14, 2017, (i) we had no disagreements with CLA on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of CLA, would have caused CLA to make reference to the subject matter of the disagreements in connection with its report on the consolidated financial statements for such periods, and (ii) there were no "reportable events" as defined in Item 304(a)(1)(v) of Regulation S-K.

        We provided CLA with a copy of this disclosure prior to its filing and requested that CLA furnish a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above

statements and, if not, stating the respect in which it does not agree. A copy of CLA's letter, dated as of                , 2019, is attached as Exhibit 16.1 to the registration statement on Form S-1 of which this prospectus forms a part.

        On June 14, 2017, our Audit Committee approved the engagement of RSM US LLP as our new independent registered public accounting firm and to re-audit our consolidated financial statements for the years ended December 31, 2015 and 2016 in connection with this offering. We did not consult RSM US LLP regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, or (ii) any matter that was the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K) or any reportable event (as described in Item 304(a)(1)(v) of Regulation S-K), during the years ended December 31, 2015 and 2016.

BUSINESS

Company Overview

        We are Heartland Bancorp, Inc., a bank holding company headquartered in Bloomington, Illinois. As of March 31, 2019, we had total assets of $3.3 billion, loans held for investment of $2.2 billion, total deposits of $2.8 billion and stockholders' equity of $329 million. Through our two bank subsidiaries, Heartland Bank and Lincoln Bank, we provide a comprehensive suite of business, commercial and retail banking products and services to businesses, families and local governments throughout Central and Northeastern Illinois. We currently operate 61 full-service and three limited-service branch locations, and have a leading deposit share in the majority of our core markets that we attribute to our long track record of providing relationship-based and personalized service to our customers and communities. Key members of our ownership group and management team have lived in our Central Illinois communities for generations, and have led our efforts to tailor our product suite to support the needs of the communities we serve while promoting sustained, profitable growth for the Company. Our motto "small enough to know you, big enough to serve you" is the embodiment of our long-term commitment to support the growth and banking needs of our customers and communities through our relationship-based approach.

        The roots of our Company can be traced back nearly 100 years to 1920 when M.B. Drake, the grandfather of our current Chairman, CEO and President, Fred Drake, helped found a community bank in Cornland, Illinois. The Drake family operated several banks throughout Central Illinois, and eventually, in 1982, George Drake (M.B.'s son and Fred's father) incorporated the Company as one of the first multi-bank holding companies in Illinois. In 1997, we combined our five existing bank charters into Heartland Bank of which Fred Drake was then President and CEO. Fred Drake assumed the role of President and CEO of the Company in January 1999 and the role of Chairman was added in January 2007. The Company has remained a family controlled organization, with the Drake family owning over 95% of the Company before giving effect to this offering.

        Over the years, we have grown both organically and through the successful integration of more than a dozen community bank acquisitions. Over the last decade, we leveraged our strong capital position, excellent credit quality and strong earnings to participate in the wave of FDIC-assisted transactions during and after the Great Recession, ultimately identifying and successfully acquiring four failed banks with strong core deposit bases and strategic fit with our business. Through these acquisitions, our management team demonstrated a disciplined approach to identifying and executing transactions that increased our density in mid-sized metropolitan markets and expanded our presence into the greater Chicago metropolitan area. Further, through the integration of these acquisitions, we have maintained and improved our strong profitability, ultimately driving long-term stockholder value creation. We believe our prior acquisition experience and collaboration with bank regulators positions us to capitalize on favorable acquisition opportunities in the future.

        Along the way, the foundation for our success has been built upon a steadfast commitment to our core operating principles:

  •
  Prioritize safety and soundness.  We engage in safe and sound banking practices that preserve the asset quality of our balance sheet and protect our deposit base. Recognizing that credit is the number one risk for a community bank, our senior management's credit culture emphasizes prudent underwriting practices. Additionally, our senior management team has developed a compliance management infrastructure which monitors all operational risk areas within the Company with the goal of maintaining the track record of safety and soundness that has defined the Company throughout its history. This compliance management infrastructure focuses on several key components including, but not limited to, the following:

    •
    Development of sound governance, including creation and adherence to policies and procedures;

    •
    Creation of a solid compliance management system, including training and independent testing for adherence with applicable rules and regulations;

    •
    Implementation of strong internal controls which are independently tested by our internal audit personnel; and

    •
    Completion of regular loan reviews addressing our adherence to the established credit culture and reporting on asset quality and related documentation matters.

  •
  Maintain strong profitability.  We have produced consistently strong earnings. We have accomplished this by focusing on strong net interest margins, growing non-interest income with diversified income streams, and by managing non-interest expense.

  •
  Continue disciplined growth.  We have a strong track record of organic and acquisitive growth with our seasoned senior management team. We believe ample opportunity exists to enhance market penetration in a number of our communities, for acquisition of banks in and adjacent to our existing footprint and for acquisitions that are strategically and financially compelling and consistent with our culture.

  •
  Uphold our Midwestern values.  As a long-time family-owned bank, we convey the values of the Midwest through hard work, perseverance and doing the right things. We serve our customers well, provide employment, challenges and rewards for our staff, and generate good returns for our stockholders.

        The execution of this straightforward yet powerful strategy has produced a consistent track record of strong financial performance, which we believe positions us well for continued success.

Our Products and Services

        Our products and services are primarily deposit, lending, and ancillary products that offer a broad range of options to meet the needs of individuals, families, small to medium sized businesses, and municipal entities. We continue to enhance our digital banking suite of products so that all consumer and commercial customers can do their banking at their convenience, through their channels of choice.

        Additionally, we provide traditional trust and investment services, farmland management and farmland sales through our Wealth Management division.

Lending products and services

        We offer a broad range of lending products with a focus on commercial real estate ("CRE"), commercial and industrial ("C&I"), construction and land development ("C&D"), agricultural and farmland, multi-family and one-to-four family residential loans. We also provide municipal, consumer and other loans. Our originated loans have grown at a 7.5% annualized growth rate since 2016, driven by our local lenders' knowledge of their marketplace and guided by a conservative credit culture and strong underwriting criteria. We pride ourselves on our disciplined underwriting process. As a result, we have been able to achieve a yield on loans and leases of 5.69% in the first quarter of 2019 (up from 5.15% in the first quarter of 2018) with only 5 basis points of net charge-offs to average loans.

Loan Composition as of March 31, 2019	Originated and Acquired Loans(1)

(1)
Originated loans represent loans initially originated by the Company and acquired loans that were refinanced using the Company's underwriting criteria. Acquired loans represent loans originated under the underwriting criteria used by a bank that was acquired by Heartland Bank or Lincoln Bank.

        Our current loan portfolio is approximately 33% adjustable rate loans with approximately 51% of the total portfolio (including fixed rate loans) re-pricing within one year. Of the adjustable rate loans, approximately 42% have an interest rate floor.

        We have a strong credit culture that is conservative, favors asset quality first, and balances local lenders' knowledge of their marketplace with a strong centralized credit process. We maintain a well-diversified portfolio of loans and control concentrations related to loan types and specific industries or businesses. Our Banks perform very well in this regard because we focus on loans in and near our branch network with knowledgeable, experienced lenders.

        Our consumer loans and home equity loans are provided through our retail branches. Our mortgage lenders primarily originate loans for sale to Freddie Mac or Fannie Mae while we maintain the servicing. In some instances, mortgage loans will be maintained on our books. We have experienced commercial lenders organized in teams by region. All our commercial lenders can originate all loan types, except consumer and one-to-four family residential; however, many lenders specialize in one loan type or specific industries, and they bring in more experienced lenders for loan types in which they are less experienced.

Regulatory CRE

        As of March 31, 2019, we had $926 million in regulatory CRE loans including $556 million in other CRE—non-owner occupied loans, $223 million in C&D loans, and $146 million in multi-family loans.

        We provide financing for a wide variety of property types including multi-family, senior living, retail, warehouse, manufacturing, office, and hotel/motel. We have established sub-limits for each of these categories to avoid any concentration in any single property type. We focus on financing experienced, local real estate investors. Cash flow is our primary consideration in underwriting with our loan-to-value and guarantor support considered secondarily. Our C&D portfolio includes both ground up construction projects and renovation projects. It includes a wide variety of property types, including all those listed above. Construction projects include single-family residential (including condos) built on both a pre-sold and speculative basis, commercial buildings and apartment buildings built by real estate investors who intend to lease out the completed project, and commercial buildings for businesses who intend to occupy the property themselves. The C&D portfolio also includes residential and commercial lots and a small amount of undeveloped land held for future projects.

Commercial

        As of March 31, 2019, we had $614 million in commercial loans, including $364 million in C&I loans and $250 million in CRE—owner occupied loans. We make loans to a wide variety of businesses, with automobile dealers, grain elevators, offices of physicians, hospitals and the gambling industries currently are five largest industries based on loan commitments. None of these industries account for more than 12% of the total commercial portfolio. C&I loans primarily include loans for working capital and equipment needs to small and mid-sized businesses in the communities that we serve.

Agriculture

        As of March 31, 2019, we had $208 million in agriculture loans, including $85 million for agricultural production including working capital and equipment loans and $122 million to finance farmland. With our roots in smaller communities throughout Central Illinois, we have a long history of financing agriculture production and land. Central Illinois has some of the most productive farmland in the world. We originate loans to agriculture producers for input costs, equipment and land. Most of our agriculture loans are to family farms growing corn and soybeans. In general, these customers have been long-time customers whose families have been farming for multiple generations. No single agriculture customer accounts for more than 5% of our agriculture loan portfolio. We have very limited exposure to livestock.

One-to-four Family Residential

        As of March 31, 2019, our one-to-four family residential portfolio totaled $321 million consisting of $228 million in closed-end first mortgage loans, $26 million in closed-end junior mortgage loans, and $67 million of home equity lines of credit. The portfolio includes owner-occupied residences in the amount of $175 million and non-owner occupied residences totaling $146 million.

Municipal

        As of March 31, 2019 we had $82 million in loans to municipalities or for the purchase of bonds issued by municipalities. We provide direct financing to municipalities and financing for local businesses through the purchase of bonds issued by various municipalities.

Consumer and Other Loans

        As of March 31, 2019, we had $32 million in consumer and other loans. These loans consisted primarily of credit cards, vehicle loans, personal property loans and unsecured consumer loans.

Deposit products and services

        We offer traditional bank deposit account services such as checking, savings, retirement accounts and online banking with conveniences tailored to meet the needs of today's deposit consumers. Our deposit accounts consist of noninterest-bearing demand deposits, interest-bearing transaction accounts, money market accounts, savings accounts, certificates of deposits, HSA, and IRA accounts. We also provide commercial checking accounts and related services such as cash management services. We utilize a combination of high touch personal service and an array of products comparable to those offered by our largest competitors to meet the deposit needs of our communities. We rely on our favorable locations, customer service, competitive pricing, and related deposit services such as online and mobile banking to attract and retain deposit accounts. As a result, we have achieved one of the strongest core funding bases among our peer group, with 98% core deposits (defined as all deposits excluding time deposits of $250,000 or more and brokered deposits) as of March 31, 2019, a highly attractive cost of deposits of only 0.29% for the quarter ended March 31, 2019, and substantial liquidity, with a total loans to deposits ratio of 77% as of March 31, 2019.

        A significant component of our business is the growth and stability of our core deposits, which we use to fund our loans and securities. A long-term focus on the growth of our non-interest bearing deposit accounts and management of deposit rates in general have resulted in a commendable low cost of funds. We will continue to grow our core deposits by attracting new depositors and cross-selling deposit relationships with existing customers.

Deposit Composition as of March 31, 2019	Average Deposit Composition

        During the interest rate tightening cycle which began in late 2015 and lasted through December 2018, we demonstrated the strength of our deposit franchise and the success of our relationship based approach to community banking by expanding our lowest cost core deposit segments and allowing highly rate sensitive money market and time deposit accounts to decline in order to support net interest margin. From December 31, 2016 through March 31, 2019, the average balances of our lowest cost deposit segments (noninterest bearing, interest bearing demand and savings deposits) increased by 4.7% from $1.8 billion to $1.9 billion. Over the same time period, the average balances of our higher cost money market and time deposit segments declined by 15.6% from $1.0 billion to $875.4 million.

        We believe our strong deposit base, which is approximately 85% non-time deposits, provides the foundation of our consistently strong financial performance. Even in our FDIC-assisted transactions, we followed a strategy of acquiring true community banks with local core deposits with the understanding that a strong core deposit base is the true driver of long-term shareholder value for community banking institutions.

        At March 31, 2019, our deposits totaled $2.8 billion. Interest-bearing deposits totaled $2.2 billion, or 76%, of total deposits, and noninterest-bearing deposits totaled $662 million, or 24%, of total deposits. Savings, money market and NOW account deposits totaled $1.7 billion, or 60%, of total deposits, and certificates of deposit totaled $452 million, or 16%, of total deposits, of which $329 million had maturities of one year or less.

Diversified revenue streams

        In addition to our traditional banking services, our Banks offer wealth management services and residential mortgage banking. These business lines offer a recurring and diversified source of revenue, resulting in noninterest income constituting 16.7% of our total revenues in the first quarter of 2019.

Wealth Management

        Our wealth management division provides financial planning to individuals, trusts and estates, trustee and custodial services, investment management, corporate retirement plan consulting and administration and retail brokerage services. Further, our agriculture services department operates under our wealth management division and provides specialized farm management services, farmland sale services and crop insurance services throughout our markets.

        As of March 31, 2019, our wealth management division had an aggregate of approximately $1.5 billion in assets under management or administration and generated approximately $6 million in revenue for the year ended December 31, 2018.

Residential Mortgage Origination and Servicing

        We originate one-to-four family residential mortgage loans and sell those loans in the secondary market. Loans are originated by our mortgage lenders within our branch network. To a lesser extent, we purchase loan originated by other banks that are in turn sold into the secondary market. We sell conventional loans to both Freddie Mac and Fannie Mae and retain the servicing for substantially all of those loans. We also originated FHA, VA and Rural Development loans, which are typically sold servicing released.

        For the three months ended March 31, 2019 and the year ended December 31, 2018, we originated $21.8 million and $128.5 million, respectively, in mortgage loans for sale in the secondary market, and our portfolio of loans serviced for others was $1.2 billion as of March 31, 2019.

Deposit Services Income

        Our excellent core deposit base, which is derived from our strong branch presence in our mid-sized markets, also provides us with an attractive, recurring source of card income. Our card income has grown consistently over the course of the last three calendar years from $6.2 million for the year ended December 31, 2016 to $7.3 million for the year ended December 31, 2018 and was approximately $1.8 million for the three months ended March 31, 2019. We also take a disciplined approach to deposit service charges which have averaged approximately 23.0% of our total noninterest income since the 2016 calendar year. Our strong market presence within our mid-sized markets allows us to earn fair fees on services provided to our deposit accountholders.

Our Market Area

        We currently operate 61 full-service and three limited-service branch locations across 18 counties in Central and Northeastern Illinois. We believe our diverse footprint in both mid-sized markets and the Chicago metropolitan market positions us favorably to compete for high quality, stable deposits and provides access to an abundance of loan origination opportunities in attractive markets. The majority of our deposits are sourced from our mid-sized markets, which we define as counties with populations of less than 500,000, and holding a leading deposit market share in many of these markets provides the foundation for our strong deposit base. The stability provided by this low cost funding is a key driver of our strong track record of financial performance. Our long history of providing relationship-based, personal banking services, the successful integration of several strategic in-market acquisitions, and a relatively small presence of money center and super-regional banks in our mid-sized markets has enabled us to maintain meaningful market share in these markets.

        In recent years, we have increased our presence in the Chicago MSA, which contributes 34% of our deposits and 44% of our loan portfolio. The Chicago MSA is a large, urban center with a population of more than 9.5 million people and an annual gross domestic product in excess of $675 billion (according to the most recently available data from the Federal Reserve Bank of St. Louis). We believe the scale and diversity of the Chicago market will enable us to grow our presence without the need to capture outsized market share. Moreover, in recent years, the greater Chicago metropolitan area in particular has seen significant disruption from an increasing number of bank merger transactions, which has enabled us to attract quality, experienced lenders to further our growth in the market. Further, we believe our growing lending presence within the Chicago MSA should continue to attract new sources of deposits.

Company Branch Locations

        Our management team believes our diverse footprint in both urban and rural markets positions us well relative to our competition in terms of access to both high quality, stable funding sources and a wealth of loan growth opportunities in attractive markets. We consider ourselves to be well positioned to serve the needs of commercial and retail customers throughout both the urban and rural portions of our footprint through our scale, comprehensive suite of banking and wealth management products and our commitment to high-touch customer service.

Our Competitive Strengths

        We believe the following competitive strengths position us favorably to execute on our strategy of disciplined growth and high profitability:

        Consistent Performance through Cycles.    We have consistently delivered excellent operating performance, exemplified by sustained peer-leading returns. Our return on average assets and C Corp adjusted return on average assets of 2.32% and 1.74%, respectively, in the first quarter of 2019 was well above peers, and our consistency is evidenced by our ability to remain highly profitable through the Great Recession. We believe we remain favorably positioned to outperform our competitors in a future economic downturn as a result of our excellent underwriting standards. Our peer-leading profitability is driven by: 1) strong, low-cost deposits supported by our leading market share in core mid-sized markets; 2) a relationship-based business model that has allowed us to cultivate and underwrite attractively priced loans; 3) a robust credit risk management framework to prudently manage credit quality; and 4) diversified sources of fee income, including in wealth management. Together, these factors have contributed to our ability to generate sustained peer-leading profitability, characterized by the key performance indicators below, and has allowed us to generate 11.9% annualized tangible book value growth on a per share basis in the period between December 31, 2007 and March 31, 2019 (and 15.7% including capital distributed during this period).

Key Performance Indicators for the Quarter Ended March 31, 2019

		Peers
	Company	Midwestern(3)	High- Performing(4)
Cost of deposits	0.29%	0.89%	0.76%
Net interest margin / net interest margin (tax-equivalent basis)(1)	4.44% / 4.52%	3.77%	3.86%
Net interest margin excluding accretable yield(1)	4.26%	—	—
Yield on loans	5.69%	5.14%	5.19%
Yield on loans excluding accretable yield(1)	5.44%	—	—
NCOs to average loans	0.05%	0.05%	0.04%
Total loans to deposits	77%	92%	91%
Efficiency ratio / efficiency ratio (tax equivalent basis)(1)	52% / 51%	58%	58%
Return on average assets ("ROAA")(2)	2.32%	—	—
C Corp equivalent ROAA(2)	1.74%	1.30%	1.40%

Source: SNL Financial.

(1)
Net interest margin (tax-equivalent basis), net interest margin excluding accretable yield, yield on loans excluding accretable yield and efficiency ratio (tax equivalent basis) are each non-GAAP financial measures. For a description of these metrics and a reconciliation to the most directly comparable financial measure prepared in accordance with generally accepted accounting principles in the United States ("GAAP"), see "Summary Historical Consolidated Financial and Other Data—GAAP reconciliation and management explanation of non-GAAP financial measures."

(2)
For a description of the calculation of ROAA and C Corp equivalent ROAA, see footnotes (3) and (4) to "Summary Historical Consolidated Financial and Other Data."

(3)
Represents approximately 40 major exchange-traded banks headquartered in the Midwest with assets of $1.5-10 billion (the "Midwestern Peer Group").

(4)
Represents approximately 30 high performing banks within our Midwestern Peer Group with core return on average assets greater than 1.20% and non-performing assets-to-assets less than 2.00% (the "High Performing Peer Group").

Historical Pre-Tax Return on Average Assets (%) Company versus Peers(1)

Source: Company reports and SNL Financial.

(1)
The Company's pre-tax ROAA gives effect to the Lincoln Acquisition starting July 1, 2012. For 2006 through June 30, 2012, the Company's pre-tax ROAA does not include Lincoln S.B. Corp. and its subsidiaries. See "Basis of Presentation." The Company's pre-tax ROAA includes the following significant non-recurring items in the following years:

•
2011: $25.4 million bargain purchase gains;

•
2012: $11.4 million bargain purchase gains, $9.7 million net realized gain on securities, and $6.7 million net positive adjustments on FDIC indemnification asset and true-up liability; and

•
2013: $9.1 million net realized loss on securities and $6.9 million net loss related to the sale of branches.

        Leading Market Position in Core Mid-Sized Markets, with Growth Opportunity in the Chicago Metropolitan Market.    We have developed a track record of personalized service with the customers in our core mid-sized markets that dates back several decades. As a result, we maintain a weighted average market share of more than 20% of deposits and a top three market share rank of deposits in six of our seven largest mid-sized markets as of June 30, 2018 (according to SNL Financial data). We have always found these markets to be attractive, underscored by a relatively stable population base. Our strong presence in these markets is attributed to three primary factors: 1) our sustained commitment to these communities over several decades; 2) our ability to successfully integrate a series of strategic, in-market acquisitions while maintaining acquired deposit relationships; and 3) relatively limited competition from money center banks. With regard to the Chicago MSA, we expect to see continued disruption in this metropolitan area from bank merger transactions and are in a position to capitalize on these events by growing deposits and loans, and attracting quality, experienced lenders.

 Company Market Share by County

					Market
		Company
							Money Center Bank Share(1)
County	Deposits (millions)	# of Branches	% of Deposits	Market Share	Rank	Market Deposits (millions)		Pop. (in '000s)
McLean	$509.7	9	18%	16.5%	2	$3,088	11.6%	172
DeKalb	338.4	7	12%	14.1%	4	2,403	—	105
Logan	237.8	4	8%	40.7%	1	584	—	29
Tazewell	234.4	7	8%	8.3%	2	2,825	—	133
Cook	220.5	2	8%	0.1%	53	281,679	41.0%	5,197
Bureau	201.4	4	7%	21.3%	1	945	—	33
Woodford	193.1	7	7%	28.1%	2	688	—	39
DeWitt	150.5	3	5%	38.3%	1	393	—	16
Other Counties	731.2	21	26%

Total	$2,816.9	64	100%

Source:
SNL Financial.

Note:
Shaded counties denote Company's top mid-sized markets by deposit share. Excludes deposits from non-retail branches (McLean County excludes State Farm Bank given its lack of retail banking locations).

(1)
Money center banks include J.P. Morgan, Bank of America, Wells Fargo and Citi.

        Stable, Low-Cost Core Deposit Base.    By virtue of our market positioning within our core mid-sized market footprint and our excellent customer relationships, we have been able to develop an attractive funding base characterized by a stable source of low-cost deposits. This is reflected in our cost of deposits of only 0.29% as of March 31, 2019, which compares very favorably to Midwestern peers at 0.89% and reflects a cumulative deposit beta of only 6% since 2016. Given our loans to deposits ratio of 77%, we have been able to maintain our reliance on non-core deposits at less than 2% and increase our composition of non-interest bearing deposits from 21.7% to 23.4%, each for the period from December 31, 2016 to March 31, 2019, with no reliance on brokered deposits as of March 31, 2019, despite the rising rate environment.

Deposit Elasticity During the Current Rising Rate Cycle

Source: SNL Financial.

(1)
The Company's cost of deposits includes cost of total deposits for Heartland Bank and Lincoln Bank.

        The relative stability in our cost of deposits has been a significant factor in the expansion of net interest margin from 3.87% for the year ended December 31, 2016 to 4.44% in the first quarter of 2019. Our taxable equivalent net interest margin increased from 4.04% for the year ended December 31, 2016 to 4.52% in the first quarter of 2019, and our net interest margin excluding accretable yield increased from 3.62% for the year ended December 31, 2016 to 4.26% in the first quarter of 2019, ultimately contributing to improvement in bottom-line profitability over the same period. For a reconciliation of taxable equivalent net interest margin and net interest margin excluding accretable yield to net interest margin, the most directly comparable financial measure prepared in accordance with GAAP, see "—Summary Historical Consolidated Financial and Other Data."

Net Interest Margin (%) Company vs. Peers

Source: SNL Financial. Note: Peer Group NIM shown on FTE basis where available.

        Track Record of Successfully Integrating Acquisitions.    Throughout our history we have pursued a strategy of disciplined organic and acquisitive growth while maintaining a strong track record of profitability. Since 2010, we have successfully completed seven acquisitions, including four failed banks purchased from the FDIC and three private whole-bank transactions. Through these acquisitions, our management team has demonstrated a disciplined approach to identifying and integrating strategic transactions that either added density to our footprint or expanded our footprint into attractive markets to ultimately build long-term stockholder value. Following each transaction, we retained the majority of our acquired deposit and desired lending relationships, which we believe is reflective of the strength of our relationship-based community banking focus and the quality of our established integration processes. We believe this approach will continue to position the Company to be the acquirer of choice for other institutions in our target markets.

Bank	Year Acquired	Type	Deposits at Acquisition
Bank of Illinois	2010	FDIC-assisted	$175.9 million
Western Springs National Bank	2011	FDIC-assisted	$183.9 million
Bank of Shorewood	2011	FDIC-assisted	$105.4 million
Farmer City State Bank	2012	Private	$70.1 million
Citizens First National Bank	2012	FDIC-assisted	$807.9 million
National Bancorp, Inc. (American Midwest Bank)	2015	Private	$446.5 million
Lincoln S.B. Corp (State Bank of Lincoln)	2018	Private	$357.3 million

(1)
Although the Lincoln Acquisition is identified as an acquisition in the above table, the transaction was accounted for as a change of reporting entity due to its common control with Heartland Bancorp. See "Basis of Presentation."

        Prudent Risk Management.    Our management team recognizes that risk management is paramount to our ability to create long-term stockholder value and has instilled a culture of adherence to well- developed risk management procedures throughout the Company. Our diversified loan portfolio is primarily originated from borrowers within our footprint and is subject to a rigorous credit evaluation process that balances responsiveness with prudent underwriting practices. A centralized credit underwriting group underwrites all credit exposures over $500,000 ensuring consistent application of credit standards throughout the Company and we have established processes to monitor the loan portfolio on a regular basis. Our management team and board of directors have also established concentration limits by loan type, industry, and related borrower, which are regularly reviewed in light of current conditions in our targeted market areas to mitigate developing risk areas within our loan portfolio and to ensure that the asset quality of our loan portfolio remains very strong.

        As a result, nonperforming loans represented only 0.64% of our total loan portfolio, and net charge-offs were modest at only 0.05% of average loans for the quarter ended March 31, 2019. Moreover, a substantial portion of our non-performing loans are attributed to loans that we acquired, which we expect will improve as acquired loans run off and are redeployed into loans originated by our team of lenders.

        Experienced Executive Management Team with Deep Ties to the Local Community.    Our management team is comprised of professionals with broad experience in community and regional banking, with a particular emphasis on building customer relationships, credit analysis and structuring, and a commitment to risk management. This team has been the driving force of our growth and delivery of consistent profitability by leveraging our local knowledge and developing high-touch customer relationships which are the hallmark of a strong community bank. In addition, our management team and our board of directors, under the leadership of our Chairman, CEO and President, Fred Drake, approach each decision with an ownership mentality and place long-term stockholder value creation top of mind. Further, we have been able to recruit high quality team members from other financial services organizations to supplement the depth and skill of our team. With an average tenure of more than 30 years in the industry, our management team has the depth and capabilities to continue to execute our banking strategy. Through their collective leadership, we have driven earnings per share improvement from $64.86 in 2016 to $70.70 in 2018 as reported and $43.48 in 2016 to $53.52 in 2018 on a C Corp equivalent basis.

Our Business Strategy

        We intend to pursue the following strategies that we believe will continue to drive growth while maintaining our high levels of asset quality and profitability:

        Preserve Strong Ties to our Communities.    Our community banking approach stems from our Midwest values—hard work, perseverance and doing the right things for our customers, staff, stockholders and communities. Our senior management team lives and works in the communities we serve, and our commitment to delivering banking products and services that support the needs of our target customers enables us to preserve and grow share in our markets. The quality of our comprehensive suite of products and services coupled with our relationship-based approach to banking contribute meaningfully to our growth and success.

        Deploy Excess Deposit Funding into Loan Growth Opportunities.    Our strong market share in our core mid-sized markets provide a stable source of attractive funding. Our management believes our scale in these mid-sized markets and the relative dearth of money center banking institutions operating in them creates a highly defensible market position whereby we can continue to maintain our funding cost advantage relative to our peer groups. We plan to prudently make use of our current balance sheet liquidity (as represented by our 77% loan to deposit ratio, versus 92% for our geographic peers) by deploying excess funding into loan growth opportunities in the larger, more diverse Chicago MSA. We believe the Chicago MSA provides significant opportunities for loan growth, and will ultimately lead to continued strong profitability. Many competitors in this market are money center or super-regional banks, and we believe our responsive, local decision-making provides a competitive advantage over these larger, more bureaucratic institutions. Further, we expect to continue to benefit from continued market disruption in the Chicago MSA caused by recent significant bank acquisitions to acquire talent and customers experiencing dislocation.

        Maintain a Prudent Approach to Credit Underwriting.    Robust underwriting and pricing standards have been a hallmark of the Company and continue to serve as a central tenet of our banking strategy even as we grow our loan portfolio in newer markets. We intend to prudently deploy our excess funding and liquidity into assets that optimize risk-adjusted returns and maintain peer-leading net interest margin with minimal losses. Further, we believe our history of maintaining strong asset quality and minimal levels of problem assets even through the Great Recession confirms the effectiveness of our strong credit underwriting. Our underwriting strength is further demonstrated by our low levels of net charge-offs on originated loans which have been below 0.20% of average originated loans in each of the last three calendars years and were 0.04% for the quarter ended March 31, 2019.

        Pursue Strategic Acquisitions.    Our management team has a history of successfully integrating strategic acquisitions over several decades. We believe this track record, coupled with the flexibility to use stock as a transaction currency, will position the Company to be an attractive acquirer for many potential partners. We continue to opportunistically seek acquisitions that are either located within our market footprint, in adjacent markets or provide a new growth opportunity that is strategically and financially compelling and consistent with our culture. Illinois is an attractive market for acquisitions, given the presence of more than 375 banking institutions with less than $2.0 billion of assets. In particular, nearly two-thirds of the approximately 150 banking institutions operating in the Chicago MSA have total assets less than $1.0 billion, providing a wealth of potential targets for further consolidation.

Our Leadership Team

        Our executive management team consists of professionals with broad experience in community and regional banking, combining finance, credit, marketing and risk management experience. With an average tenure of more than 30 years in the industry, we have the depth and capabilities to execute our strategy of continued organic and acquisitive growth.

Executive	Position	Years with Heartland	Years in Financial Services
Fred L. Drake	Chairman, President & CEO	36	39
J. Lance Carter	Executive Vice President & Chief Operating Officer	18	26
Patrick F. Busch	Executive Vice President & Chief Lending Officer (Company); President & Chief Lending Officer (Heartland Bank)	24	41
Matthew J. Doherty	Executive Vice President & Chief Financial Officer	9	27
Lawrence J. Horvath	Executive Vice President & Regional Senior Lender (Heartland Bank)	9	34
Larry J. Kallembach	Executive Vice President & Chief Information Officer	3	40
Diane H. Lanier	Executive Vice President & Chief Retail Officer	22	34
Mark W. Scheirer	Senior Vice President & Chief Credit Officer	8	27
Andrea E. Zurkamer	Senior Vice President & Chief Risk Officer	6	19

Employees

        At March 31, 2019, we had 743 full-time equivalent employees. Our employees are not represented by a collective bargaining unit and we consider our working relationship with our employees to be good.

Competition

        Our profitability and growth are affected by the highly competitive nature of the financial services industry. We compete with community banks in all of our markets and, to a lesser extent, with money center banks, primarily in the Chicago MSA. Additionally, we compete with non-bank financial services companies and other financial institutions operating within the areas we serve.

        Our competition for loans comes principally from commercial banks, savings banks, mortgage banking companies, the U.S. Government, credit unions, leasing companies, insurance companies, real estate conduits and other companies that provide financial services to businesses and individuals.

        Our most direct competition for deposits has historically come from commercial banks and credit unions. We face increasing competition for deposits from online financial institutions and non-depository competitors such as the mutual fund industry, securities and brokerage firms and insurance companies.

        We seek to meet this competition by emphasizing personalized service and efficient decision-making tailored to individual needs. We do not rely on any individual, group, or entity for a material portion of our loans or our deposits.

        Recently, we have seen increased competitive pressures on loan rates and terms and increased competition for deposits. Continued loan pricing pressure may affect our financial results in the future.

Properties

        We conduct our business at 64 banking offices and a few support facilities. Our corporate office is located at 401 North Hershey Road, Bloomington, Illinois 61704. We own our corporate office, support facilities, and all of our banking offices other than three branch offices and one support office that are leased. At certain Bank locations, excess space is leased to third parties. We own 83 automated teller machines ("ATMs"), 62 of which are located at our banking facilities and 21 are offsite.

        We believe that all of our properties and equipment are well maintained, in good operating condition and adequate for all of our present and anticipated needs.

Material Legal Proceedings

        We are sometimes party to legal actions that are routine and incidental to our business. Management, in consultation with legal counsel, does not expect the ultimate disposition of any or a combination of these matters to have a material adverse effect on our assets, business, cash flow, condition (financial or otherwise), liquidity, prospects and results of operations. However, given the nature, scope and complexity of the extensive legal and regulatory landscape applicable to our business, including laws and regulations governing consumer protection, fair lending, fair labor, privacy, information security and anti-money laundering and anti-terrorism laws, we, like all banking organizations, are subject to heightened legal and regulatory compliance and litigation risk.

SUPERVISION AND REGULATION

        We and our subsidiaries, including Heartland Bank and Lincoln Bank, are subject to extensive supervision, regulation and examination under federal and state banking laws, which impose a comprehensive system of supervision, regulation and enforcement on our operations. Following the offering, we will also subject to the disclosure and regulatory requirements of the Securities Act and the Exchange Act, both as administered by the SEC, as well as the corporate governance rules that apply to companies with securities listed on the.

        Banking laws, regulations and policies are continually under review by Congress, state legislatures and federal and state regulatory agencies. In addition, federal and state bank regulatory agencies may issue policy statements, interpretive letters and similar written guidance applicable to us and our subsidiaries. This regulatory framework has a significant effect on our growth and financial performance and is intended primarily for the protection of bank depositors, bank customers, the DIF, and the U.S. banking and financial system and financial markets as a whole, and not for the protection of our stockholders and creditors.

        Both the scope of the laws and regulations and the intensity of the supervision to which we are subject have increased in response to the global financial crisis of 2008, as well as other factors such as technological and market changes. Regulatory enforcement and fines have also increased across the banking and financial services sector. Many of these changes have occurred as a result of the Dodd-Frank Act and its implementing regulations, most of which are now in place. While the regulatory environment has entered a period of tailoring and rebalancing of the post financial crisis framework, we expect that our business will remain subject to extensive regulation and supervision.

        The following discussion describes certain elements of the comprehensive bank regulatory framework applicable to us, which descriptions are qualified in their entirety by reference to the subject laws, regulations and written guidance. This discussion is not intended to describe all laws and regulations applicable to us, the Banks and our other subsidiaries.

General

        We are a bank holding company under the BHCA, subject to supervision and regulation by the Federal Reserve. Each of Heartland Bank and Lincoln Bank is chartered as a commercial bank under the laws of Illinois with its deposits insured by the FDIC and is not a member of the Federal Reserve System. Consequently, the primary banking regulators of each of Heartland Bank and Lincoln Bank are the FDIC and the IDFPR. As the owner of Illinois-chartered banks, we also are subject to the supervision of the IDFPR.

        We and our Banks are subject to regular examination by our respective banking regulators, which result in examination reports and ratings that can impact the conduct and growth of our operations. Examination results and many related supervisory matters are confidential. These examinations consider compliance with applicable banking laws and regulations, capital levels, asset quality and risk, ability and performance of management, earnings, liquidity, and various other factors.

        The banking agencies generally have broad discretion to impose restrictions and limitations on the operations of a bank or bank holding company if they determine that the financial condition, capital resources, asset quality, earnings prospects, management, liquidity or other aspects of a banking organization's operations are unsatisfactory, unsafe, unsound or fail to comply with applicable law, or are otherwise inconsistent with laws and regulations or with the supervisory policies of the agency. Further, the banking agencies have great flexibility and powers to undertake enforcement actions against bank holding companies, banks, and their respective officers, directors and institution-affiliated parties, including the power to impose a capital plan and capital directive, impose nonpublic supervisory agreements, issue cease and desist orders, impose civil money penalties, appoint a conservator or receiver or the termination of deposit insurance.

        Federal law requires us, as a bank holding company, to act as a source of financial and managerial strength to our Banks. Under this requirement, we are expected to commit resources to support Heartland Bank and Lincoln Bank, even if we may not be in a financial position to provide such resources or if it may not be in our stockholders' or creditors' best interests to do so. In addition, any capital loans we make to our Banks are subordinate in right of payment to depositors and certain other indebtedness. In the event of our bankruptcy, any commitment by us to a banking agency to maintain the capital of our Banks will be assumed by the bankruptcy trustee and entitled to priority of payment.

Permitted Activities

        In general, the BHCA limits the business of bank holding companies to banking, managing or controlling banks and other activities that the Federal Reserve has determined to be so closely related to banking as to be a proper incident thereto. Bank holding companies that qualify and elect to be treated as "financial holding companies" may engage in a broader range of additional activities than bank holding companies, may obtain regulatory approval for certain proposed acquisitions or mergers more quickly and, in certain circumstances, may complete acquisitions without prior regulatory approval. In particular, financial holding companies may engage in activities that are (i) financial in nature or incidental to such financial activities or (ii) complementary to a financial activity and do not pose a substantial risk to the safety and soundness of depository institutions or the financial system generally.

        The Federal Reserve has the power to order a bank holding company or any of its subsidiaries to terminate any activity or to terminate ownerships or control of any subsidiary if the Federal Reserve has reasonable grounds to believe that continuing such activity, ownership or control constitutes a serious risk to the financial soundness, safety or stability of any bank subsidiary of the bank holding company. We have elected to be regulated as a financial holding company, although we currently do not conduct any non-banking activities or have any non-bank subsidiaries.

        As Illinois-chartered commercial banks, each of our Banks' business is generally limited to activities permitted by Illinois law and applicable federal laws. Under the Illinois Banking Act, our Banks generally may engage in all usual banking activities, including accepting deposits, making commercial and consumer loans and buying and selling certain investment securities. However, Illinois law also imposes restrictions on the activities of our Banks which are intended to promote their safety and soundness. For example, our Banks are restricted under the Illinois Banking Act from investing in certain types of investment securities and are generally limited in the amount that each can lend to a single borrower or invest in securities issued by a single issuer.

Acquisitions and Branching

        The BHCA, Section 18(c) of the Federal Deposit Insurance Act (the "Bank Merger Act"), the Illinois Banking Act, the Illinois Bank Holding Company Act and other federal and state statutes regulate acquisitions of banks and bank holding companies. Federal law permits state and national banks to merge with banks in other states, subject to applicable regulatory approvals, deposit concentration limits, and any state law limitations requiring the merging bank to have been in existence for a minimum period of time (not to exceed five years). We must obtain the prior approval of the Federal Reserve before (i) acquiring direct or indirect ownership or control of any voting shares of any bank or bank holding company, if after such acquisition, we will directly or indirectly own or control 5% or more of any class of voting shares of the institution, (ii) acquiring all or substantially all of the assets of any bank or bank holding company (other than directly through the Banks) or (iii) merging or consolidating with any other bank holding company. Under the Bank Merger Act, the prior approval of the FDIC is required for either of our Banks to merge with another bank or purchase all or substantially all of the assets or assume any of the deposits of another bank. In reviewing applications seeking approval of merger and acquisition transactions, banking agencies consider, among other things, the competitive effect and public benefits of the transactions, the capital position and managerial resources of the combined organization, the risks to the stability of the U.S. banking or financial system, the applicant's performance record under the CRA, the applicant's compliance with fair housing and other consumer protection laws and the effectiveness of all organizations involved in combating money laundering activities. In addition, failure to implement or maintain adequate compliance programs could cause bank regulators not to approve an application in connection with an acquisition, or to prohibit any further acquisition activity of a bank or bank holding company, whether or not approval is required.

        Illinois state-chartered banks have the authority under Illinois law to establish branches anywhere in the State of Illinois, subject to receipt of all required regulatory approvals. Under federal law, the Banks may, with the approval of the FDIC, open a branch in any state if the law of that state would permit a state bank chartered in that state to establish the branch.

Acquisitions of Control of the Company

        Acquisitions of our voting stock above certain thresholds are subject to prior regulatory notice or approval under federal banking laws, including the BHCA and the Change in Bank Control Act of 1978. Under the Change in Bank Control Act, a person or entity generally must provide prior notice to the Federal Reserve before acquiring the power to vote 10% or more of our outstanding common stock. Investors should be aware of these requirements when acquiring shares in our stock. In addition, under the Illinois Banking Act, any acquisition of our stock that results in a change in control of the Company would require prior approval of the IDFPR.

Dividends, Share Repurchases and Redemptions

        We are a legal entity separate and distinct from our subsidiaries and, because substantially all of our net income comes from the Banks, our ability to pay dividends or repurchase or redeem shares depends upon our receipt of dividends or other distributions from the Banks. There are limitations on the payment of dividends by the Banks to the Company, as well as by the Company to its stockholders, under applicable banking laws and regulations.

        Federal banking agencies are authorized to determine, under certain circumstances relating to the financial condition of a bank holding company or a bank, that the payment of dividends would be an unsafe or unsound practice and to prohibit payment thereof. In particular, the banking agencies have stated that paying dividends that deplete a banking organization's capital base to an inadequate level would be an unsafe and unsound banking practice and that banking organizations should generally pay dividends only out of current operating earnings. Under the Basel III Capital Rules, the Company and the Banks must maintain the applicable Capital Conservation Buffer to avoid becoming subject to restrictions on capital distributions, including dividends. For more information on these financial measures at the Company, Heartland Bank, and Lincoln Bank, see Note 18 to our audited consolidated financial statements.

        In addition, Federal Reserve policy provides that bank holding companies, such as the Company, should generally pay dividends to stockholders only if (i) the organization's net income available to common stockholders over the past year has been sufficient to fully fund the dividends; (ii) the prospective rate of earnings retention appears consistent with the organization's capital needs, asset quality and overall financial condition and (iii) the organization will continue to meet minimum capital adequacy ratios. The policy also provides that a bank holding company should inform the Federal Reserve reasonably in advance of declaring or paying a dividend that exceeds earnings for the period for which the dividend is being paid or that could result in a material adverse change to the bank holding company's capital structure. Bank holding companies also are required to consult with the Federal Reserve before materially increasing dividends and must receive approval before redeeming or repurchasing capital instruments. In addition, the Federal Reserve could prohibit or limit the payment of dividends by a bank holding company if it determines that payment of the dividend would constitute an unsafe or unsound practice.

        As an Illinois-chartered bank, each Bank, may pay dividends without the approval of its banking regulators only if it meets applicable regulatory capital requirements before and after the payment of the dividends and total dividends do not exceed an amount equal to the accumulated retained earnings of the Bank after giving effect to any unrecognized losses and bad debts. For the purpose of determining the amount of dividends that an Illinois bank may pay, bad debts are defined as debts upon which interest is past due and unpaid for a period of six months or more unless such debts are well secured and in the process of collection.

        Further, under the BHCA, we may be required to provide the Federal Reserve with prior written notice of any purchase or redemption of our outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding twelve months, is equal to 10% or more of our consolidated net worth. The Federal Reserve may disapprove such a purchase or redemption if it determines that the proposal would constitute an unsafe or unsound practice or would violate any law, regulation, Federal Reserve order, or any condition imposed by or written agreement with the Federal Reserve. This prior notice requirement does not apply to any bank holding company that meets certain well-capitalized and well-managed standards and is not subject to any unresolved supervisory issues.

Regulatory Capital Requirements

        The Federal Reserve monitors our capital adequacy on a consolidated basis, and the FDIC and the IDFPR monitor the capital adequacy of our Banks. The Company and the Banks are required to maintain minimum risk-based and leverage capital ratios, as well as a Capital Conservation Buffer, pursuant to the Basel III Capital Rules.

  Regulatory Capital and Risk-weighted Assets

        The Federal Reserve monitors our capital adequacy on a consolidated basis, and the FDIC and the IDFPR monitor the capital adequacy of our Banks. These rules implement the Basel III international regulatory capital standards in the United States, as well as certain provisions of the Dodd-Frank Act. These quantitative calculations are minimums, and the Federal Reserve, FDIC or IDFPR may determine that a banking organization, based on its size, complexity or risk profile, must maintain a higher level of capital in order to operate in a safe and sound manner.

        Under the Basel III Capital Rules, the Company's and the Banks' assets, exposures and certain off-balance sheet items are subject to risk weights used to determine the institutions' risk-weighted assets. These risk-weighted assets are used to calculate the following minimum capital ratios for the Company and the Banks:

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  Tier 1 Leverage Ratio, equal to the ratio of Tier 1 capital to quarterly average assets (net of goodwill, certain other intangible assets and certain other deductions).

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  CET1 Risk-Based Capital Ratio, equal to the ratio of CET1 capital to risk-weighted assets. CET1 capital primarily includes common stockholders' equity subject to certain regulatory adjustments and deductions, including with respect to goodwill, intangible assets and certain deferred tax assets. Certain of these adjustments and deductions were subject to phase-in periods that began on January 1, 2015 and ended on January 1, 2018. The last phase of the Basel III

    Capital Rules' transition provisions relating to capital deductions for mortgage servicing assets, certain deferred tax assets and investments in the capital instruments of unconsolidated financial institutions, and the recognition of minority interests in regulatory capital has been delayed for certain bank holding companies and banks, including us and the Banks, until a revised rule is finalized. Hybrid securities, such as trust preferred securities, generally are excluded from being counted as Tier 1 capital. However, for bank holding companies like us that have less than $15 billion in total consolidated assets, certain trust preferred securities were grandfathered in as a component of Tier 1 capital. If we were to pursue sufficient balance sheet growth through acquisitions or mergers, however, we could lose Tier 1 capital treatment of our currently $37.5 million in grandfathered trust preferred securities, although such trust preferred securities likely would continue to be included as a component of Tier 2 capital. In addition, because we are a not an advanced approach banking organization, we were permitted to make a one-time permanent election to exclude accumulated other comprehensive income items from regulatory capital. We made this election in order to avoid significant variations in our levels of capital depending upon the impact of interest rate fluctuations on the fair value of our Banks' available-for-sale securities portfolio.

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  Tier 1 Risk-Based Capital Ratio, equal to the ratio of Tier 1 capital to risk-weighted assets. Tier 1 capital is primarily comprised of CET1 capital, perpetual preferred stock and certain qualifying capital instruments.

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  Total Risk-Based Capital Ratio, equal to the ratio of total capital, including CET1 capital, Tier 1 capital and Tier 2 capital, to risk-weighted assets. Tier 2 capital primarily includes qualifying subordinated debt and qualifying ALLL. Tier 2 capital also includes, among other things, certain trust preferred securities.

        The total minimum regulatory capital ratios and well-capitalized minimum ratios are reflected in the charts below. The Federal Reserve has not yet revised the well-capitalized standard for bank holding companies to reflect the higher capital requirements imposed under the Basel III Capital Rules. For purposes of the Federal Reserve's Regulation Y, including determining whether a bank holding company meets the requirements to be a financial holding company, bank holding companies, such as the Company, must maintain a Tier 1 Risk-Based Capital Ratio of 6.0% or greater and a Total Risk-Based Capital Ratio of 10.0% or greater. If the Federal Reserve were to apply the same or a very similar well-capitalized standard to bank holding companies as that applicable to the Banks, the Company's capital ratios as of March 31, 2019 would exceed such revised well-capitalized standard. The Federal Reserve may require bank holding companies, including the Company, to maintain capital ratios substantially in excess of mandated minimum levels, depending upon general economic conditions and a bank holding company's particular condition, risk profile and growth plans.

        Failure to be well-capitalized or to meet minimum capital requirements could result in certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have an adverse material effect on our operations or financial condition. Failure to be well-capitalized or to meet minimum capital requirements could also result in restrictions on the Company's or the Banks' ability to pay dividends or otherwise distribute capital or to receive regulatory approval of applications.

        In addition to meeting the minimum capital requirements, under the Basel III Capital Rules, the Company and the Banks must also maintain the required Capital Conservation Buffer to avoid becoming subject to restrictions on capital distributions and certain discretionary bonus payments to management. The Capital Conservation Buffer is calculated as a ratio of CET1 capital to risk-weighted assets, and it effectively increases the required minimum risk-based capital ratios. The Capital Conservation Buffer requirement was phased in over a three-year period that began on January 1, 2016. The phase-in period ended on January 1, 2019, and the Capital Conservation Buffer is now at its fully phased-in level of 2.5%. Throughout 2018, the required Capital Conservation Buffer was 1.875%.

The Tier 1 Leverage Ratio is not impacted by the Capital Conservation Buffer, and a banking institution may be considered well-capitalized while remaining out of compliance with the Capital Conservation Buffer.

        The table below summarizes the capital requirements that the Company and the Banks must satisfy to avoid limitations on capital distributions and certain discretionary bonus payments (i.e., the required minimum capital ratios plus the Capital Conservation Buffer) during the remaining transition period for the Capital Conservation Buffer:

	Minimum Basel III Regulatory Capital Ratio Plus Capital Conservation Buffer
	January 1, 2018	January 1, 2019
CET1 risk-based capital ratio	6.375%	7.0%
Tier 1 risk-based capital ratio	7.875	8.5
Total risk-based capital ratio	9.875	10.5

        The following table presents the minimum regulatory capital ratios, minimum ratio plus capital conservation buffer, and well capitalized minimums compared with the Company's and the Banks' regulatory capital ratios as of March 31, 2019, calculated using the regulatory capital methodology applicable during 2019.

	Actual Ratio	Minimum Regulatory Capital Ratio	Minimum Ratio + Capital Conservation Buffer(1)	Minimum Ratio to be "Well Capitalized"(2)
Company
Total capital (to risk-weighted assets)	14.21%	8.00%	10.5%	10.00%
Tier 1 capital (to risk-weighted assets)	13.37	6.00	8.5	6.00
Common Equity Tier 1 (to risk-weighted assets) (CET1)	11.92	4.50	7.0	N/A
Tier 1 leverage capital (to average assets)	10.45	4.00	N/A	N/A
Heartland Bank
Total capital (to risk-weighted assets)	13.62%	8.00%	10.5%	10.00%
Tier 1 capital (to risk-weighted assets)	12.79	6.00	8.5	8.00
Common Equity Tier 1 (to risk-weighted assets) (CET1)	12.79%	4.50	7.0	6.50
Tier 1 leverage capital (to average assets)	10.45	4.00	N/A	5.00
Lincoln Bank
Total capital (to risk-weighted assets)	20.18%	8.00%	10.5%	10.00%
Tier 1 capital (to risk-weighted assets)	19.29	6.00	8.5	8.00
Common Equity Tier 1 (to risk-weighted assets) (CET1)	19.29	4.50	7.0	6.50
Tier 1 leverage capital (to average assets)	9.72	4.00	N/A	5.00

(1)
Reflects the capital conservation buffer of 2.5% applicable during 2019.

(2)
Reflects the well-capitalized standard applicable to the Company under Federal Reserve Regulation Y and the well-capitalized standard applicable to the Banks.

        In December 2018, the U.S. federal banking agencies finalized rules that would permit bank holding companies and banks to phase-in, for regulatory capital purposes, the day-one impact of the new CECL accounting rule on retained earnings over a period of three years. For further discussion of the new current expected credit loss accounting rule, see Note 1 to the consolidated financial statements included elsewhere in this prospectus.

  Community Bank Leverage Ratio

        Pursuant to the Regulatory Relief Act, banks and bank holding companies with assets of less than $10 billion and that are not determined to be ineligible by their primary federal regulator due to their risk profile (a "Qualifying Community Bank") may choose to satisfy their regulatory capital requirements by maintaining a certain "community bank leverage ratio," which is equal to tangible equity capital divided by average total consolidated assets. On November 21, 2018, the federal banking agencies proposed a rule to implement this community bank leverage ratio. Under the proposed rule, a Qualifying Community Bank with a community bank leverage ratio that exceeds 9% would be considered to be "well-capitalized" and to have met generally applicable leverage and risk-based capital requirements. If it is adopted as proposed, we may or may not use the community bank leverage ratio to meet our regulatory capital requirements.

Prompt Corrective Action Framework

        The Federal Deposit Insurance Corporation Improvement Act of 1991 (the "FDIC Improvement Act") requires the banking agencies to take prompt corrective action with respect to banks that fall below minimum capital standards, and prohibits any bank from making any capital distribution that would cause it to be undercapitalized. Banks that are not adequately capitalized may be subject to a variety of supervisory actions, including restrictions on growth, investment activities, capital distributions and affiliate transactions, and will be required to submit a capital restoration plan which, to be accepted by the banking agencies, must be guaranteed in part by any company having control of the institution. The FDIC Improvement Act also provides for enhanced supervisory authority with respect to banks that fall below minimum capital standards, including greater authority for the appointment of a conservator or receiver for critically undercapitalized institutions. Acting as a conservator or receiver, the FDIC would have broad powers to transfer any assets or liabilities of the institution without the approval of the institution's creditors or stockholders. Banks that are less than well-capitalized are also subject to restrictions under the Federal Deposit Insurance Act (the "FDI Act") relating to accepting and renewing brokered deposits, as well as deposit rate restrictions.

        Under the Basel III Capital Rules, a bank qualifies as (i) "well capitalized" if it has a total risk-based capital ratio of 10% or greater, a CET1 capital ratio of 6.5% or greater, a Tier 1 risk-based capital ratio of 8% or greater and a Leverage Ratio of 5% or greater, and is not subject to any order or written directive by any such regulatory authority to meet and maintain a specific capital level for any capital measure; (ii) "adequately capitalized" if it has a total risk-based capital ratio of 8% or greater, a CET1 capital ratio of 4.5% or greater, a Tier 1 risk-based capital ratio of 6% or greater and a Leverage Ratio of 4% or greater and is not "well capitalized"; (iii) "undercapitalized" if it has a total risk-based capital ratio that is less than 8%, a CET1 capital ratio less than 4.5%, a Tier 1 risk-based capital ratio of less than 6% or a Leverage Ratio of less than 4%; (iv) "significantly undercapitalized" if it has a total risk-based capital ratio of less than 6%, a CET1 capital ratio less than 3%, a Tier 1 risk-based capital ratio of less than 4% or a Leverage Ratio of less than 3%; and (v) "critically undercapitalized" if its tangible equity is equal to or less than 2% of average quarterly tangible assets.

        As of March 31, 2019, each of our Banks was considered "well capitalized" with the following capital ratios as calculated under Basel III: (i) for Heartland Bank, a Tier 1 capital ratio of 12.79%, total capital ratio of 13.62%, Tier 1 leverage ratio of 10.45%, and a CET1 capital ratio of 12.79% and (ii) for Lincoln Bank, a Tier 1 capital ratio of 19.29%, total capital ratio of 20.18%, Tier 1 leverage ratio of 9.72%, and a CET1 capital ratio of 19.29%. For more information on these financial measures at the Company and each of Heartland Bank and Lincoln Bank, see Note 13 to our consolidated financial statements.

Transactions with Affiliates and Insiders

        Sections 23A and 23B of the Federal Reserve Act and the Federal Reserve's Regulation W impose qualitative standards and quantitative limitations upon certain transactions between FDIC-insured banks, such as the Banks, and its affiliates, including between a bank and its holding company. Transactions covered by these provisions include a loan or extension of credit to an affiliate, a purchase of securities issued by an affiliate, a purchase of assets (unless otherwise exempted by the Federal Reserve) from an affiliate, derivative transactions that create a credit exposure to an affiliate, securities borrowing and lending transactions with an affiliate, the acceptance of securities issued by an affiliate as collateral for a loan, and the issuance of a guarantee, acceptance or letter of credit on behalf of an affiliate. All such transactions with any one affiliate cannot exceed 10% of the bank's total capital, and all such transactions with all affiliates cannot exceed 20% of the bank's total capital. However, if the transaction is a loan or other extension of credit that is fully secured by cash or other prescribed and limited types of collateral in a segregated, earmarked deposit account, it will not be counted for purposes of the 10% and 20% thresholds. In addition, such transactions must be on terms that are at least as favorable to the bank as those that it could obtain in a comparable transaction with a non-affiliate.

        The Federal Reserve's Regulation O also places similar restrictions on loans and other extensions of credit by FDIC-insured banks, such as the Banks, to their directors, executive officers and principal stockholders, as well as to entities controlled by such persons. Among other things, extensions of credit to such insiders are required to be made on terms that are substantially the same as, and follow credit underwriting procedures that are not less stringent than, those prevailing for comparable transactions with unaffiliated persons. Also, the terms of such extensions of credit may not involve more than the normal risk of non-repayment or present other unfavorable features and may not exceed certain limitations on the amount of credit extended to such persons individually and in the aggregate.

Safety and Soundness Standards

        The FDI Act requires the FDIC, together with the other banking agencies, to prescribe standards of safety and soundness, by regulations or guidelines, relating generally to operations and management, asset growth, asset quality, earnings, stock valuation, and compensation. In addition, the banking agencies have adopted a set of guidelines prescribing safety and soundness standards pursuant to the FDIC Improvements Act which establish general standards relating to internal controls, risk management and information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, and compensation, fees and benefits. In general, the guidelines require appropriate systems and practices to identify and manage specified risks and exposures. The guidelines prohibit excessive compensation as an unsafe and unsound practice and describe compensation as excessive when the amounts paid are unreasonable or disproportionate to the services performed by an executive officer, employee, director or principal stockholder.

        In addition, the banking agencies adopted regulations that authorize, but do not require, the agencies to order an institution that has been given notice that it is not satisfying the safety and soundness guidelines to submit a compliance plan. If after being so notified, an institution fails to submit an acceptable compliance plan or fails in any material respect to implement an accepted compliance plan, the banking agency must issue an order directing action to correct the deficiency and may issue an order directing other actions of the types to which an undercapitalized institution is subject under the "prompt corrective action" provisions of the FDIC Improvements Act described above. If an institution fails to comply with such an order, the banking agency may seek to enforce its order in judicial proceedings and to impose civil money penalties. The banking agencies have also adopted guidelines for asset quality and earning standards. State-chartered banks, including the Banks, may also be subject to a state's statutes, regulations and guidelines relating to safety and soundness.

Source of Strength

        The Company is required to serve as a source of financial and managerial strength to the Banks and, under appropriate conditions, to commit resources to support the Banks. This support may be required by the Federal Reserve at times when we might otherwise determine not to provide it or when doing so is not otherwise in the interests of the Company or our stockholders or creditors. The Federal Reserve may require a bank holding company to make capital injections into a troubled subsidiary bank and may charge the bank holding company with engaging in unsafe and unsound practices if the bank holding company fails to commit resources to such a subsidiary bank or if it undertakes actions that the Federal Reserve believes might jeopardize the bank holding company's ability to commit resources to such subsidiary bank.

        Under these requirements, the Company may in the future be required to provide financial assistance to the Banks should they experience financial distress. Capital loans by the Company to the Banks would be subordinate in right of payment to deposits and certain other debts of the Banks. In the event of the Company's bankruptcy, any commitment by the Company to a federal bank regulatory agency to maintain the capital of the Banks would be assumed by the bankruptcy trustee and entitled to a priority of payment.

Deposit Insurance, Depositor Preference and Assessments

        The deposits of the Banks are insured by the DIF up to the standard maximum deposit insurance amount of $250,000 per depositor. Deposit insurance may be terminated by the FDIC upon a finding that an institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC. If contested, such terminations can only occur following judicial review through the federal courts.

        In the event of the liquidation or other resolution of a bank, the claims of depositors of the bank, including the claims of the FDIC as subrogee of insured depositors and certain claims for administrative expenses of the FDIC as a receiver, will have priority in payment ahead of unsecured non-deposit creditors, including depositors whose deposits are payable only outside of the United States and the parent bank holding company with respect to any extensions of credit made to such bank. In addition, under the FDI Act a bank that is commonly controlled with another bank generally shall be liable for losses incurred, or reasonably anticipated to be incurred, by the FDIC in connection with the default of such commonly controlled bank, or for any assistance provided by the FDIC to such commonly controlled bank.

        Our Banks must pay deposit insurance assessments to the FDIC based on average total assets minus average tangible equity, among other factors. As institutions with less than $10 billion in total assets, the assessments for each of our Banks are based on the level of risk it poses to the FDIC's deposit insurance fund. Pursuant to changes adopted by the FDIC that were effective July 1, 2016, the initial base rate for deposit insurance is between three and 30 basis points. Total base assessments after possible adjustments now range between 1.5 and 40 basis points. For established smaller institutions, like Heartland Bank and Lincoln Bank, supervisory ratings are used to calculate a total base assessment rate, along with an initial base assessment rate, an unsecured debt adjustment (which can be positive or negative), and a brokered deposit adjustment. The Dodd-Frank Act also set a new minimum deposit insurance fund reserve ratio of 1.35% of estimated insured deposits but 2020, which was surpassed ahead of schedule in 2018.

        In addition to the amounts paid for FDIC deposit insurance described above, all Illinois state-chartered banks are required to pay supervisory assessments to the IDFPR to fund the operations of that agency. The amount of the assessment is calculated on the basis of our Banks' total assets.

Consumer Financial Protection

        We are subject to a number of federal and state consumer protection laws that are designed to protect consumers, including our customers. Interest and other charges collected or contracted for by banks are subject to state usury laws and federal laws concerning interest rates. Loan operations are also subject to federal laws applicable to credit transactions, such as:

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  the federal Truth-In-Lending Act (the "TILA") and Regulation Z issued by the CFPB, governing disclosures of credit terms to consumer borrowers;

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  The Real Estate Settlement Procedures Act and Regulation X issued by the CFPB, requiring that borrowers for mortgage loans for one-to-four family residential receive various disclosures, including good faith estimates of settlement costs, lender servicing and escrow account practices, and prohibiting certain practices that increase the cost of settlement services;

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  the Home Mortgage Disclosure Act and Regulation C issued by the CFPB, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

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  the Equal Credit Opportunity Act and Regulation B issued by the CFPB, prohibiting discrimination on the basis of various prohibited factors in extending credit;

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  the Fair Credit Reporting Act and Regulation V issued by the CFPB, governing the use and provision of information to consumer reporting agencies;

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  the Fair Debt Collection Practices Act and Regulation F issued by the CFPB, governing the manner in which consumer debts may be collected by collection agencies; and

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  the Service Members Civil Relief Act, applying to all debts incurred prior to commencement of active military service (including credit card and other open-end debt) and limiting the amount of interest, including service and renewal charges and any other fees or charges (other than bona fide insurance) that is related to the obligation or liability.

        Deposit operations are subject to the following federal laws, among others:

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  the Truth in Savings Act and Regulation DD issued by the CFPB, which require disclosure of deposit terms to consumers;

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  Regulation CC issued by the Federal Reserve, which relates to the availability of deposit funds to consumers;

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  the Right to Financial Privacy Act, which imposes a duty to maintain the confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records; and

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  the Electronic Fund Transfer Act and Regulation E issued by the CFPB, which governs automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services.

        There also are consumer protection standards that apply to functional areas of operation rather than applying only to loan or deposit products. In addition, the Banks are also subject to certain state laws and regulations designed to protect consumers.

        Violations of applicable consumer protection laws can result in significant potential liability from litigation brought by customers, including actual damages, restitution and attorneys' fees. Federal banking agencies, state attorneys general, and state and local consumer protection agencies may also seek to enforce consumer protection requirements and obtain these and other remedies, including regulatory sanctions, customer rescission rights, action by the state and local attorneys general in each jurisdiction in which we operate and civil money penalties. Failure to comply with consumer protection requirements also may impact our ability to engage in merger or acquisition transactions.

        The Dodd-Frank Act created an independent federal agency, the CFPB, which has broad rulemaking, supervisory and enforcement authority over consumer financial products and services, including the ability to require reimbursements and other payments to customers for alleged legal violations. The CFPB has the authority to impose significant penalties, as well as injunctive relief that prohibits lenders from engaging in allegedly unlawful practices. The CFPB is also authorized to engage in consumer financial education, track consumer complaints, request data and promote the availability of financial services to underserved consumers and communities. The CFPB also has exclusive supervisory and examination authority and primary enforcement authority with respect to various federal consumer financial laws and regulations for insured depository institutions with $10 billion or more in total assets. Because the Banks currently each have less than $10 billion in total assets, the Banks are not subject to the examination and supervisory authority of the CFPB, but are nevertheless required to comply with various federal consumer financial laws and regulations, including laws and regulations implemented by the CFPB. The FDIC is primarily responsible for examining the Banks' compliance with federal consumer financial laws and regulations, including CFPB regulations. The CFPB also has the authority to require reports from institutions with less than $10 billion in assets, such as our Banks, to support the CFPB in implementing federal consumer protection laws, supporting examination activities, and assessing and detecting risks to consumers and financial markets.

        The CFPB has broad rulemaking authority for a wide range of consumer financial laws that apply to all banks including the authority to prohibit "unfair, deceptive, or abusive" acts and practices. Abusive acts or practices are defined in the Dodd-Frank Act as those that (1) materially interfere with a consumer's ability to understand a term or condition of a consumer financial product or service, or (2) take unreasonable advantage of a consumer's (a) lack of financial savvy, (b) inability to protect herself or himself in the selection or use of consumer financial products or services, or (c) reasonable reliance on a covered entity to act in the consumer's interests. The review of products and practices to prevent such acts and practices is a continuing focus of the CFPB, and of the banking agencies more broadly.

Residential Mortgage Lending

        As required by the Dodd-Frank Act, the CFPB issued a series of final rules in January 2013 amending Regulation Z, implementing TILA, which requires mortgage lenders to make a reasonable and good faith determination, based on verified and documented information, that a consumer applying for a residential mortgage loan has a reasonable ability to repay the loan according to its terms. These final rules prohibit creditors from extending residential mortgage loans without regard for the consumer's ability to repay and add restrictions and requirements to residential mortgage origination and servicing practices. In addition, these rules restrict the imposition of prepayment penalties and restrict compensation practices relating to residential mortgage loan origination. Mortgage lenders are required to determine consumers' ability-to-repay in one of two ways. The first alternative requires the mortgage lender to consider eight underwriting factors when making the credit decision. Alternatively, the mortgage lender can originate "qualified mortgages," which are entitled to a presumption that the creditor making the loan satisfied the ability to repay requirements. In general, a qualified mortgage is a residential mortgage loan that does not have certain high risk features, such as negative amortization, interest-only payments, balloon payments, or a term exceeding 30 years. In addition, to be a qualified mortgage, the points and fees paid by a consumer cannot exceed 3% of the total loan amount and the borrower's total debt-to-income ratio must be no higher than 43% (subject to certain limited exceptions for loans eligible for purchase, guarantee or insurance by a government sponsored enterprise or a federal agency).

Privacy and Cybersecurity

        The banking agencies have adopted rules limiting the ability of banks and other financial institutions to disclose non-public information about consumers to unaffiliated third parties. These limitations require disclosure of privacy policies to consumers and, in some circumstances, allow consumers to prevent disclosure of certain personal information to an unaffiliated third party. These regulations affect how consumer information is transmitted through diversified financial companies and conveyed to outside vendors. The Banks are subject to a variety of federal and state privacy and data security laws, which govern the collection, safeguarding, sharing and use of customer information and require that financial institutions have in place policies regarding information privacy and security. For example, the GLBA requires all financial institutions offering financial products or services to retail customers to provide such customers with the financial institution's privacy policy and practices for sharing nonpublic information with third parties, provide advance notice of any changes to the policies and provide such customers the opportunity to "opt out" of the sharing of certain personal financial information with unaffiliated third parties. It also requires banks to safeguard personal information of consumer customers.

        Data privacy and data security are areas of increasing state legislative focus. Some state laws also protect the privacy of information of state residents and require adequate security for such data, and certain state laws may, in some circumstances, require the Banks to notify affected individuals of security breaches of computer databases that contain their personal information. These laws may also require the Banks to notify law enforcement, regulators or consumer reporting agencies in the event of a data breach, as well as businesses and governmental agencies that own data.

        In March 2015, the banking agencies issued two related statements regarding cybersecurity. One statement indicates that financial institutions should design multiple layers of security controls to establish lines of defense and to ensure that their risk management processes also address the risk posed by compromised customer credentials, including security measures to reliably authenticate customers accessing internet-based services of the financial institution. The other statement indicates that a financial institution's management is expected to maintain sufficient business continuity planning processes to ensure the rapid recovery, resumption and maintenance of the institution's operations after a cyber-attack involving destructive malware. A financial institution is also expected to develop appropriate processes to enable recovery of data and business operations and address rebuilding network capabilities and restoring data if the institution or its critical service providers fall victim to this type of cyber-attack. This guidance is in addition to the 2005 interagency guidance regarding how banks should address data breaches that could have given unauthorized access to sensitive customer information maintained by the financial institution or its service providers.

Lending Standards Guidance and Concentrations in Commercial Real Estate

        The federal banking agencies have adopted uniform regulations prescribing standards for extensions of credit that are secured by liens or interests in real estate or made for the purpose of financing permanent improvements to real estate. Under these regulations, all insured depository institutions, such as the Banks, must adopt and maintain written policies establishing appropriate limits and standards for extensions of credit that are secured by liens or interests in real estate or are made for the purpose of financing permanent improvements to real estate. These policies must establish loan portfolio diversification standards, prudent underwriting standards (including loan-to-value limits) that are clear and measurable, loan administration procedures, and documentation, approval and reporting requirements. The real estate lending policies must reflect consideration of the federal bank regulators' Interagency Guidelines for Real Estate Lending Policies.

        The federal banking agencies have also jointly issued guidance on "Concentrations in Commercial Real Estate Lending" (the "Guidance"), which defines commercial real estate loans as exposures secured by raw land, land development and construction (including one-to-four family residential construction), multi-family property, and non-farm nonresidential property where the primary or a significant source of repayment is derived from rental income associated with the property (that is, loans for which 50% or more of the source of repayment comes from third party, non-affiliated, rental income) or the proceeds of the sale, refinancing or permanent financing of the property. The Guidance requires that appropriate processes be in place to identify, monitor and control risks associated with real estate lending concentrations. If a concentration is present, management must employ heightened risk management practices that address key elements, including board and management oversight and strategic planning, portfolio management, development of underwriting standards, risk assessment and monitoring through market analysis and stress testing, and maintenance of increased capital levels as needed to support the level of commercial real estate lending. The required heightened risk management practices could include enhanced strategic planning, underwriting policies, risk management, internal controls, portfolio stress testing and risk exposure limits, as well as appropriately designed compensation and incentive programs. Higher allowances for loan losses and capital levels may also be required. The Guidance states that the following metrics may indicate a concentration of commercial real estate loans, but that these metrics are neither limits nor a safe harbor: (1) total reported loans for construction, land development and other land represent 100% or more of total risk-based capital; or (2) total reported loans secured by multi-family properties, non-farm non-residential properties (excluding those that are owner-occupied), and loans for construction, land development and other land represent 300% or more of total risk-based capital and the bank's commercial real estate loan portfolio has increased 50% or more during the prior 36 months.

Leveraged Lending Guidance

        In March 2013, the banking agencies jointly issued guidance on leveraged lending, which updates and replaces the guidance for leveraged finance activities issued by the banking agencies in April 2001. The revised leveraged lending guidance describes regulatory expectations for the sound risk management of leveraged lending activities, including the importance for institutions to maintain (i) a credit limit and concentration framework consistent with the institution's risk appetite, (ii) underwriting standards that define acceptable leverage levels, (iii) strong pipeline management policies and procedures and (iv) guidelines for conducting periodic portfolio and pipeline stress tests.

Community Reinvestment Act

        Under the CRA, each of our Banks has an affirmative and continuing obligation, consistent with safe and sound operations, to help meet the credit needs of the market areas where it operates, which includes providing credit to low- and moderate-income individuals and communities. The CRA does not establish specific lending requirements or programs for insured depository institutions, nor does it limit an insured depository institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. However, insured depository institutions are rated on their performance in meeting the needs of their communities.

        In connection with its examination of our Banks, the FDIC is required to assess each bank's compliance with the CRA. The CRA requires the appropriate federal banking agency to take an insured depository institution's CRA record into account when evaluating certain applications filed by us or either of our Banks, including applications for charters, branch openings or relocations and applications to acquire, merge or consolidate with another bank or bank holding company. The CRA also requires that all institutions publicly disclose their CRA ratings. Each of our Banks received a rating of "satisfactory" in its most recently completed CRA examination, during late-2017 for Heartland Bank and mid-2017 for Lincoln Bank.

Federal Home Loan Bank Membership

        The Banks are members of the FHLB System, an organization created under the Federal Home Loan Bank Act of 1932 to serve as a central credit facility for its members through eleven U.S.

government-sponsored banks, including the FHLBC. The FHLBC makes loans to member banks in the form of advances, all of which are required to be fully collateralized, as determined by the FHLBC. In the event that a member financial institution fails, the right of the FHLBC to seek repayment of funds loaned to that institution will take priority (a super lien) over the rights of all other creditors. To qualify for membership in the FHLB System the Banks are required to hold a certain amount of common stock in one of the Federal Home Loan banks, in order to be eligible to borrow funds from such Federal Home Loan bank under the FHLB System's advance program. There is no secondary market for the FHLBC's common stock, but additional purchases from, or repurchases by, the FHLBC may occur under prescribed circumstances. Specifically, the board of directors of the FHLBC can increase the minimum investment requirements in the event it has concluded that additional capital is required to allow it to meet its own regulatory capital requirements. Any increase in the minimum investment requirements outside of specified ranges requires the approval of the Federal Housing Finance Agency. Because the extent of any obligation to increase the level of investment in the FHLBC depends entirely upon the occurrence of future events, we are unable to determine the extent of future required potential payments to the FHLBC at this time.

Anti-Money Laundering and Similar Regulations

        A major focus of governmental policy on banks and other financial institutions in recent years has been combating money laundering and terrorist financing. The BSA and the USA PATRIOT Act of 2001 impose significant obligations on banks and other financial institutions to detect and deter money laundering and terrorist financing. Banks and other financial institutions are required to establish compliance programs designed to implement BSA requirements that include, among other things: verifying customer identification, reporting certain large cash transactions, responding to requests for information by law enforcement, and monitoring, investigating and reporting suspicious transactions or activity. The Treasury's Office of Foreign Assets Control enforces economic and trade sanctions based on U.S. foreign policy and national security goals against entities such as targeted foreign countries, terrorists, international narcotics traffickers, and those engaged in the proliferation of weapons of mass destruction. The banking agencies routinely examine banks for compliance with these obligations, and failure of a bank to maintain and implement adequate programs to combat money laundering and terrorist financing, or to comply with all of the relevant laws or regulations, could have serious legal and reputational consequences for the bank and its bank holding company, including the ability to engage in merger or acquisition transactions. The banking agencies have imposed cease and desist orders and significant civil money penalties against banks found to be violating these obligations and have, in some cases, brought criminal actions against some bank and bank holding companies for these types of violations.

Incentive Compensation

        The federal banking agencies have issued joint guidance on incentive compensation designed to ensure that the incentive compensation policies of banking organizations, such as the Company and the Banks, do not encourage imprudent risk taking and are consistent with the safety and soundness of the organization. In addition, the Dodd-Frank Act requires the federal banking agencies and the SEC to issue regulations or guidelines requiring covered financial institutions, including the Company and the Banks, to prohibit incentive-based payment arrangements that encourage inappropriate risks by providing compensation that is excessive or that could lead to material financial loss to the institution. A proposed rule was issued in 2016. Also pursuant to the Dodd-Frank Act, in 2015, the SEC proposed rules that would direct stock exchanges to require listed companies to implement clawback policies to recover incentive-based compensation from current or former executive officers in the event of certain financial restatements and would also require companies to disclose their clawback policies and their actions under those policies.

Regulatory Relief Act

        In May 2018, the Regulatory Relief Act was signed into law. The Regulatory Relief Act principally amends various sections of the Dodd-Frank Act and includes consumer protection provisions related to credit reporting, student loans, and loans to active duty service members and veterans. While the Regulatory Relief Act keeps in place the fundamental aspects of the existing regulatory framework, it does make certain changes for organizations with total consolidated assets of less than $10 billion, including us and the Banks, and for large institutions with assets over $50 billion. With respect to banks and bank holding companies with less than $10 billion in total consolidated assets, the Regulatory Relief Act, among other things:

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  Permits such banking organizations to satisfy their regulatory capital requirements by maintaining a "community bank leverage ratio" (including with respect to bank "well-capitalized" thresholds), rather than complying with the Basel III Capital Rules, as described in Supervision and Regulation—Regulatory Capital Requirements;

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  Excludes certain loans classified as high-volatility commercial real estate exposures from the requirement to apply a heightened risk weight of 150% for purposes of calculating regulatory capital requirements;

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  Permits well-capitalized and well-rated banks to not treat reciprocal deposits as brokered deposits up to the lesser of (i) $5 billion or (ii) 20% of total liabilities, and banks that are not both well-capitalized and well-rated may exclude reciprocal deposits under certain circumstances;

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  Allows organizations with less than $5 billion in total consolidated assets to file short-form call reports for their first and third quarters;

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  Changes exam cycles for banking organizations with less than $3 billion in total consolidated assets to every 18 months rather than every 12 months; and

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  Exempts certain banking organizations with less than $10 billion in total consolidated assets and limited trading assets and liabilities, such as the Banks, from the requirements of the Volcker Rule.

        A number of the provisions included in the Regulatory Relief Act, including certain of those listed above, require the banking agencies to either promulgate regulations or amend existing regulations before they become effective, and it will likely take some time for these agencies to implement the necessary changes and for us to assess which of the above provisions will apply to us, our Banks and our respective operations.

Tax Cuts and Jobs Act of 2017

        In December 2017, what is commonly known as the Tax Cuts and Jobs Act of 2017, or the Tax Act, was signed into law. Although the Tax Act did not have any impact on our historical financial statements as an S Corp, we have adjusted the C Corp equivalent data presented in this prospectus to give effect to the provisions of the Tax Act that would have impacted our financial statements if we had been treated as a C Corp during the relevant periods. The Tax Act includes a number of provisions that may impact us following our conversion to a C Corp, including the following:

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  The replacement of graduated corporate tax rates of up to 35% with a reduced 21% flat tax rate, resulting in increased earnings and capital;

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  Eliminating certain exceptions to the compensation deduction limit imposed on publicly held corporations related to performance-based compensation;

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  Allowing the immediate expense of the entire cost of certain depreciable tangible property and real property improvements; and

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  Limiting the annual deduction of business interest expense.

MANAGEMENT

        The following table sets forth the name, age and position of each of our directors and executive officers as of June 25, 2019.

Name	Age	Position
Fred L. Drake	62	Chairman, CEO and President (Company); Chairman (Heartland Bank and Lincoln Bank)
J. Lance Carter	48	Executive Vice President, Chief Operating Officer and Director (Company and Heartland Bank)
Patrick F. Busch	63	Executive Vice President, Chief Lending Officer and Director (Company); President, Chief Lending Officer and Director (Heartland Bank)
Matthew J. Doherty	57	Executive Vice President and Chief Financial Officer (Company and Heartland Bank)
Lawrence J. Horvath	55	Executive Vice President and Regional Senior Lender (Heartland Bank)
Larry J. Kallembach	62	Executive Vice President and Chief Information Officer (Company and Heartland Bank)
Diane H. Lanier	56	Executive Vice President, Chief Retail Officer and Secretary (Company and Heartland Bank)
Mark W. Scheirer	49	Senior Vice President and Chief Credit Officer (Company and Heartland Bank)
Andrea E. Zurkamer	41	Senior Vice President and Chief Risk Officer (Company and Heartland Bank)
C. Alvin Bowman	66	Director
Eric E. Burwell	51	Director
Allen C. Drake	67	Director
Gerald E. Pfeiffer	68	Director
Dale S. Strassheim	72	Director

        Directors are elected at the annual meeting of our stockholders and hold office until the next annual meeting or a special meeting in lieu thereof, and until their successors are elected and qualified, or upon their earlier resignation or removal. There are no arrangements or understandings between any executive officer and any other person pursuant to which he or she was selected as an officer.

        Chairman, CEO and President Fred L. Drake and Director Allen C. Drake are brothers.

Executive Officers

        Fred L. Drake, Chairman, CEO and President of the Company, leads our executive team. He joined Heartland Bank's predecessor bank, Bank of Carlock, in 1983. In 1992, he led our entry into the Bloomington-Normal market, one of Heartland Bank's most successful initiatives, setting the tone for the Company's organic growth in the 1990s and early 2000s. He provides leadership in all facets, including overall strategy, growth, and acquisitions. Mr. Drake holds a BS in Finance and an MBA, both from University of Illinois. Mr. Drake has long been active in the Bloomington-Normal community serving on boards of various community organizations. Mr. Drake serves as our chairman of the board and as chairman of the board for Heartland Bank and Lincoln Bank.

        J. Lance Carter is Executive Vice President and Chief Operating Officer of the Company and Heartland Bank. Mr. Carter joined the Company in 2001 and served as our Chief Credit Officer from March 2010 to December 2018. He was named Chief Operating Officer in June 2015. Mr. Carter's responsibilities include oversight of loan approval, loan operations, special assets, finance, risk management, retail, and information technology. Mr. Carter holds a BS in Finance and an MBA from the University of Illinois. He has also completed the Graduate School of Banking at University of Wisconsin-Madison. Mr. Carter serves on our board and on the board of Heartland Bank.

        Patrick F. Busch is Executive Vice President and Chief Lending Officer of the Company, and President and Chief Lending Officer of Heartland Bank. He joined the Company in 1995 and was named President and Chief Lending Officer of Heartland Bank in March 2010. As Chief Lending Officer, Mr. Busch has been critical in establishing the loan culture and integrating acquisitions over the years. He played a leading role in Heartland Bank's organic growth in Bloomington-Normal, Champaign and Peoria and is responsible for oversight of senior lenders and market leaders, mortgage lending, and treasury management services. Mr. Busch received a BS in Business Administration from Illinois Wesleyan University and completed the Stonier Graduate School of Banking. He serves on our board and on the board of Heartland Bank.

        Matthew J. Doherty has served as Executive Vice President and Chief Financial Officer for the Company and Heartland Bank since March 2010. Mr. Doherty has previously worked at a number of financial institutions, including money center banks, where his primary roles included advising community bank clients on fixed income securities and capital market solutions. As Chief Financial Officer, Mr. Doherty is responsible for oversight of accounting, financial and tax reporting, bond investments, ALCO, municipal deposits and loans, and wealth management. Mr. Doherty has a BS in Accounting from the University of Illinois and is also a certified public accountant (CPA) and a chartered financial analyst (CFA).

        Lawrence J. Horvath is Executive Vice President and Regional Senior Lender for Heartland Bank. He joined Heartland Bank in 2010 and currently oversees commercial lending for all Heartland Bank markets outside Cook County and the Chicago Suburban area. Mr. Horvath has been active in the Bloomington community serving on boards of various community organizations. In addition, he currently serves on the loan committee for the largest community development corporation in the state and is also Heartland Bank's representative serving on the board for Illinois Real Estate Title Center. Mr. Horvath holds a BS in Finance from Western Illinois University.

        Larry J. Kallembach is Executive Vice President and Chief Information Officer for the Company and Heartland Bank. Prior to joining the Company in July 2016, Mr. Kallembach served as Executive Vice President—Operations and Technology at MB Financial Bank. As our Chief Information Officer, Mr. Kallembach's responsibilities include oversight of information technology and security, networks, core data systems, and facilities management. He holds a BS in Finance from Indiana University and an MBA from University of Illinois and has 40 years of experience in the industry.

        Diane H. Lanier is Executive Vice President and Chief Retail Officer for the Company and Heartland Bank. She joined the Company in 1997 as our Marketing Director and assumed her current role as Chief Retail Officer in March 2010. As Chief Retail Officer, Ms. Lanier has oversight of the retail branch and support operations, retail lending and community reinvestment, marketing, and human resources. Ms. Lanier received a BS in Marketing from Louisiana State University and completed the ABA School of Bank Marketing and Management. Ms. Lanier serves as Corporate Secretary for the Company and Heartland Bank.

        Mark W. Scheirer is Senior Vice President and Chief Credit Officer for the Company and Heartland Bank. Mr. Scheirer joined the Company in 2011 and has served in multiple capacities, including as a Senior Credit Officer, and as our Chief Credit Officer beginning in January 2019. As Chief Credit Officer, Mr. Scheirer is responsible for the overall credit quality of the loan portfolio and all credit administration activities for both subsidiary banks. He has a BS in Finance from the University of Illinois and has also completed the Graduate School of Banking at University of Wisconsin-Madison.

        Andrea E. Zurkamer is Senior Vice President and Chief Risk Officer for the Company and Heartland Bank. Ms. Zurkamer joined the Company as our Director of Risk Management in June 2013 and was named our Chief Risk Officer in July 2017. Previously, Ms. Zurkamer worked as a bank auditor and consultant for CliftonLarsonAllen for 13 years. As our Chief Risk Officer, Ms. Zurkamer is responsible for overall risk management, including internal audit, loan review, compliance and BSA/investigations. She is a graduate of Illinois State University with a BS in Financial Accounting and is a CPA.

Non-Employee Directors

        C. Alvin Bowman has been a director of the Company since June 2019. Dr. Bowman served as the 17th president of Illinois State University for ten years before retiring in 2013. Prior to his term as president, he served in various capacities, including Department Chair of its Speech Pathology and Audiology Department and as interim provost. Additionally, he was the Executive Director of the Illinois Board of Higher Education from November 2017 to December 2018. Dr. Bowman received a BA in Speech Pathology from Augustana College, a Master's in Speech-Language Pathology from Eastern Illinois University and a PhD in Speech and Hearing Science from the University of Illinois. He has 36 years of experience in higher education.

        Eric E. Burwell joined the Company as a director in June 2005. Mr. Burwell currently works at Burwell Management Company, a family owned property management company, investing in a variety of real estate, private equity, venture capital and liquid investments. Mr. Burwell received a BA in Business Administration from Illinois State University and holds an MBA from Loyola University of Chicago.

        Allen C. Drake has been a director of the Company since 1981. Mr. Drake was employed by the Company for 27 years, serving as our Executive Vice President. He also served as Vice President of Lincoln Bank and Chairman of Heartland Bank until his retirement in 2007. During his tenure in these positions, Mr. Drake was responsible for lending, administration, technology, personnel, accounting, trust and strategic planning. Mr. Drake received a BS in Electrical Engineering from the University of Illinois.

        Gerald E. Pfeiffer joined the Company as a director in June 2019. Mr. Pfeiffer served as the Chief Financial Officer for Bridgeview Bancorp, Inc. from January 2017 to May 2019, where he was responsible for oversight of all financial reporting functions. Prior to Bridgeview Bancorp, Inc., Mr. Pfeiffer had been employed by CliftonLarsonAllen LLP since 1994, serving as Partner/Principal for the last 32 years of his tenure. He was responsible for engagement services to financial institutions and oversight of income tax, regulatory compliance and information technology services. Mr. Pfeiffer received a BS in Accounting from Bradley University and has 46 years of experience in providing professional services to financial institutions.

        Dale S. Strassheim has been a director of the Company since 1993. During his tenure on our board, Mr. Strassheim served as President and CEO of BroMenn Healthcare (1992 – 2002) and then of The Baby Fold, until his retirement in 2014. Following his retirement, he served as Interim CEO for two child welfare organizations. Mr. Strassheim received a BBA from the University of Iowa and an MS in Healthcare Administration from Trinity University.

Controlled Company

        For purposes of the corporate governance rules, we will be a "controlled company" after completion of this offering. Controlled companies under those rules are companies of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company. The Voting Trust will continue to control more than 50% of the voting power of our common stock upon completion of this offering and will continue to have the right to designate a majority of the members of our board of directors for nomination for election and the voting power to elect such directors following this offering. Accordingly, we expect to be eligible to, and we intend to, take advantage of certain exemptions from corporate governance requirements provided in the corporate governance rules. Specifically, as a controlled company, we will not be required to have (1) a majority of independent directors, (2) a Nominating and Corporate Governance Committee composed entirely of independent directors, (3) a Compensation Committee composed entirely of independent directors or (4) an annual performance evaluation of the Nominating and Corporate Governance Committee and Compensation Committee. Therefore, following this offering, we may not have a majority of independent directors, our Compensation and Nominating and Corporate Governance Committees may not consist entirely of independent directors and such committees may not be subject to annual performance evaluations. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the applicable corporate governance requirements. In the event that we cease to be a controlled company, we will be required to comply with those requirements within specified transition periods.

        The controlled company exemption does not modify the independence requirements for the Audit Committee, and we intend to comply with the requirements of the Sarbanes-Oxley Act and the corporate governance rules, which require that our Audit Committee be composed of at least three members, one of whom will be independent upon the listing of our common stock on the            , a majority of whom will be independent within 90 days of listing and each of whom will be independent within one year of this offering.

Board Structure

        Upon completion of the offering, our board of directors will consist of                members. Our board has determined that each of                 ,                 and                is independent under applicable corporate governance rules.

        Directors are elected at the annual meeting of our stockholders and hold office until the next annual meeting or a special meeting in lieu thereof, and until their successors are elected and qualified, or upon their earlier resignation or removal.

Board Committees

        Upon completion of this offering, our board of directors will have three standing committees: an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. Each of the committees will report to the board of directors as they deem appropriate, and as the board of directors may request. The expected composition, duties and responsibilities of these committees are set forth below. In the future, our board of directors may establish other committees, as it deems appropriate, to assist it with its responsibilities.

  Audit Committee

        The Audit Committee is responsible for, among other matters: (1) appointing, compensating; retaining, overseeing and terminating our independent registered public accounting firm; (2) reviewing our independent registered public accounting firm independence from management; (3) reviewing with our independent registered public accounting firm the scope of their audit; (4) approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm; (5) overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual consolidated financial statements that we file with the SEC; (6) reviewing and monitoring our accounting principles, accounting policies, financial reporting processes and controls and compliance with applicable legal and regulatory requirements; (7) establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters; (8) reviewing and approving related party transactions; and (9) reviewing and discussing policies and guidelines with respect to risk assessment and risk management.

        Upon completion of this offering, our Audit Committee will consist of                (Chair),             and            . The SEC rules and            corporate governance rules require us to have one independent Audit Committee member upon the listing of our common stock on the            , a majority of independent directors within 90 days of the date of this prospectus and all independent Audit Committee members within one year of the date of this prospectus. Our board of directors has affirmatively determined that            ,              and            meet the definition of "independent director" for purposes of serving on the Audit Committee under applicable SEC and corporate governance rules, and we intend to comply with these independence requirements within the time periods specified. In addition,            will qualify as our "audit committee financial expert," as such term is defined in Item 407 of Regulation S-K.

        Our board of directors will adopt a new written charter for the Audit Committee, which will be available on our corporate website at            upon the completion of this offering. Our website is not part of this prospectus.

  Compensation Committee

        The Compensation Committee will be responsible for, among other matters: (1) reviewing and approving executive officer compensation goals, objectives and plans; (2) reviewing and recommending the compensation of our directors; (3) reviewing and approving employment agreements, severance arrangements and change in control agreements/provisions between us and our executive officers; and (4) administering our stock plans and other incentive compensation plans.

        Upon completion of this offering, our Compensation Committee will consist of                ,                 and                .

        Our board of directors will adopt a new written charter for the Compensation Committee, which will be available on our corporate website at            upon the completion of this offering. Our website is not part of this prospectus.

  Nominating and Corporate Governance Committee

        The Nominating and Corporate Governance Committee will be responsible for, among other matters: (1) identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors; (2) overseeing the organization of our board of directors to discharge the board's duties and responsibilities properly and efficiently; (3) identifying best practices and recommending corporate governance principles; and (4) developing and recommending to our board of directors a set of corporate governance guidelines and principles applicable to us.

        Upon completion of this offering, our Nominating and Corporate Governance Committee will consist of            (Chair),             and            .

        Our board of directors will adopt a written charter for the Nominating and Corporate Governance Committee, which will be available on our corporate website at            upon the completion of this offering. Our website is not part of this prospectus.

Risk Oversight

        Following the completion of this offering, our board of directors will delegate to the Audit Committee oversight of our risk management process. The Audit Committee will focus on our general risk management strategy and the most significant risks facing us, and will direct management to implement appropriate risk mitigation strategies. Our other board committees will also consider and address risk as they perform their respective committee responsibilities. All committees will report to the full board of directors as appropriate, including when a matter rises to the level of a material or enterprise level risk. Our management will be responsible for day-to-day risk management. This oversight includes identifying, evaluating, and addressing potential risks that may exist at the enterprise, strategic, financial, operational, compliance and reporting levels.

Compensation Committee Interlocks and Insider Participation

        Messrs.                 ,                 and                are the members of our Compensation Committee, and none of them is or has been our officer or employee. No member of the Compensation Committee has any relationship that would be required to be reported under Item 404 of Regulation S-K. No member of the Compensation Committee serves or served as a member of the board of directors or compensation committee of a company that has one or more executive officers serving as a member of our board of directors or Compensation Committee.

Code of Business Conduct and Ethics

        Our board of directors has adopted a Code of Business Conduct and Ethics that will be effective upon the consummation of this offering that is designed to ensure that our directors, executive officers and associates meet the highest standards of ethical conduct. The Code of Business Conduct and Ethics will require that our directors, executive officers and associates avoid conflicts of interest, comply with all laws and other legal requirements, conduct business in an honest and ethical manner and otherwise act with integrity and in our best interest. Upon completion of the offering, a copy of our Code of Conduct will be available free of charge on our website at                . We expect that any amendments to such code and guidelines, or any waivers of their requirements with respect to our directors or executive officers, will be disclosed on our corporate website or by such other means as may be required by applicable            corporate governance rules.

EXECUTIVE COMPENSATION

        This Executive Compensation section discusses the material components of the compensation for our principal executive officer and our two other most highly compensated executive officers, who we refer to as our "Named Executive Officers." As of the year ended December 31, 2018, our Named Executive Officers were as follows:

  •
  Fred L. Drake, our Chairman, Chief Executive Officer and President;

  •
  J. Lance Carter, Executive Vice President, Chief Operating Officer and Director of Heartland Bancorp and Heartland Bank; and

  •
  Patrick F. Busch, our Executive Vice President, Chief Lending Officer and Director and President, Chief Lending Officer and Director of Heartland Bank.

        This Executive Compensation section provides information in accordance with the scaled SEC disclosure rules available to "emerging growth companies," and may contain statements regarding future individual and Company performance targets and goals. These targets and goals are disclosed in the limited context of our executive compensation program and should not be understood to be statements of management's expectations or estimates of results or other guidance. We specifically caution investors not to apply these statements to other contexts.

Summary Compensation Table

        The following table presents summary information regarding the total compensation paid to, earned by and awarded to each of our Named Executive Officers for 2018.

Name and Principal Position(s)	Year	Salary	Bonus(1)	All Other Compensation		Total
Fred L. Drake Chairman, CEO and President	2018	$160,740	$400,000	$96,800	(2)	$657,540
J. Lance Carter Executive Vice President, Chief Operating Officer and Director of Heartland Bancorp and Heartland Bank	2018	$425,000	$400,000	$15,373	(3)	$840,373
Patrick F. Busch Executive Vice President, Chief Lending Officer and Director of Heartland Bancorp and President, Chief Lending Officer and Director of Heartland Bank	2018	$401,700	$400,000	$37,697	(4)	$839,397

(1)
Reflects performance-based, discretionary cash bonuses earned for the 2018 performance year. In determining bonus amounts for 2018, our board of directors relied on its judgment after a comprehensive review of Company and individual performance, as well as consideration of qualitative and other factors, without being tied to any formulas or pre-established weightings.

(2)
Reflects $12,000 in director fees from Heartland Bank, plus $75,000 in chairman of the board fees and $9,800 in director fees from Lincoln Bank.

(3)
Reflects a $1,500 financial planning benefit, a $4,208 stock appreciation rights dividend payment, a $415 group term life insurance benefit and $9,250 in 401(k) match contributions.

(4)
Reflects a $1,500 financial planning benefit, a $1,704 benefit for the use of a Company automobile, a $8,415 stock appreciation rights dividend payment, a $1,828 group term life insurance benefit, $12,000 in director fees from Heartland Bank and $12,250 in 401(k) match contributions.

Outstanding Equity Awards at Fiscal Year-End

        The following table summarizes, for each of our Named Executive Officers, the number of shares of our common stock underlying outstanding equity awards held as of December 31, 2018.

Name	Number of Securities Underlying Unexercised Options (#) Exercisable(1)	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Fred L. Drake	—	—	—	—
J. Lance Carter	306	—	137.25	03/01/2020
Patrick F. Busch	—	—	—	—

(1)
Reflects cash-settled stock appreciation rights. See "Equity Compensation—Cash-Settled Stock Appreciation Rights" below for more information regarding the awards.

Employment Agreements

        We have entered into employment agreements with each of our Named Executive Officers, which set forth certain terms and conditions of employment, including base salary, employee benefits, severance benefits and restrictive covenants.

  Employment Agreement with Fred L. Drake

        On May 1, 2015, we entered into an employment agreement with Fred L. Drake, our Chairman, CEO and President, with an initial term of three years and automatic one-year renewals thereafter. Under the agreement, Mr. Drake's base salary was initially set at $150,000 (with annual reviews for potential increase). Mr. Drake is eligible under his employment agreement to (1) earn a discretionary annual incentive bonus, (2) participate in applicable benefit plans or fringe benefits that he already received before April 1, 2015 or that are offered to other senior executives of the Company and (3) receive reimbursement for reasonable business expenses.

        Under his employment agreement, if Mr. Drake's employment is terminated by us without "cause" or by Mr. Drake for "good reason" (each as defined in the agreement), he will be entitled to receive, subject to his execution of a valid release of claims, (1) a prorated annual bonus for the year of termination as determined in good faith by our board of directors and (2) a lump sum amount equal to his base salary through the end of the employment term. However, if such a termination is due to a change in control, Mr. Drake will instead be entitled to receive an amount equal to three times the sum of his base salary plus the average of his two most recent annual bonuses. Upon his death or disability, Mr. Drake or his estate will be entitled to receive a prorated annual bonus for the year of termination as determined in good faith by our board of directors. If Mr. Drake's employment terminates due to a non-renewal of his employment agreement, he will be entitled to receive a prorated annual bonus for the year of termination as determined in good faith by our board of directors, and if the non-renewal is due to a change in control, he will also be entitled to receive an amount equal to three times the sum of his base salary plus the average of his two most recent annual bonuses.

        Mr. Drake's employment agreement contains customary confidentiality, noncompetition and nonsolicitation provisions. The noncompetition and nonsolicitation clauses generally extend for 18 months after termination of Mr. Drake's employment, while the confidentiality provision does not have a time limit.

  Employment Agreements with J. Lance Carter and Patrick F. Busch

        On December 29, 2011, we entered into amended and restated employment agreements with J. Lance Carter, our Executive Vice President, Chief Operating Officer and Director, and Patrick F. Busch, Executive Vice President, Chief Lending Officer and Director of Heartland Bancorp and President, Chief Lending Officer and Director of Heartland Bank. The terms of the employment agreements for Mr. Carter and Mr. Busch are substantially similar except as described below.

        The agreements provide for an initial term of three years and automatic one-year renewals beginning two years after the agreement date, effectively creating a rolling two-year term. Mr. Carter's and Mr. Busch's base salaries were initially set at $135,000 and $260,000, respectively, and are reviewed annually for adjustment in accordance with our management compensation policies. Mr. Carter and Mr. Busch are eligible to earn discretionary annual cash bonuses and to participate in the benefit plans and perquisites generally available to our executives. They are also eligible to receive life insurance up to three times base salary, up to $1,500 in financial and tax advice, 15 days of paid vacation annually, and reimbursement of business expenses.

        Under their agreements, upon a termination by us without "cause" (as defined in the agreement), Mr. Carter and Mr. Busch will be entitled to receive, subject to execution of a release of claims, an amount equal to one times base salary. Upon a termination due to "constructive discharge" (as defined in the agreement), they will be entitled to receive, subject to execution of a release of claims, an amount equal to six months of base salary. If a change of control occurs, they will be entitled to terminate employment for any reason during the period beginning six months after the change of control and ending twelve months after the change of control, and upon such a termination we will be obligated to pay, subject to execution of a release of claims, an amount equal to one times base salary.

        The agreements contain customary confidentiality, noncompetition and nonsolicitation provisions, and the release of claims that the executive is required to sign as a condition to receive severance contains a standard non-disparagement provision. The noncompetition and nonsolicitation clauses generally extend for 12 months (or six months if the termination is due to constructive discharge) after termination of employment and include a restricted area of 50 miles from each banking and other office location of the Company and its affiliates. The confidentiality and nondisparagement provisions do not have temporal or geographical limits.

Equity Compensation

  Cash-Settled Stock Appreciation Rights

        During 2018, Mr. Carter and Mr. Busch each held stock appreciation rights ("SARs") under a SAR agreement with us. Under these agreements, the following terms apply:

  •
  Upon exercise of his SARs, Mr. Busch would have been entitled to receive a cash amount equal to the excess of the fair market value (as determined by our board of directors) of 612 shares of Company common stock on the date of exercise over $84.24 per share. Mr. Busch's SARs became fully exercisable December 31, 2007, and expired on December 1, 2018.

  •
  Upon exercise of his SARs, Mr. Carter will be entitled to receive a cash amount equal to the excess of the fair market value (as determined by our board of directors) of 306 shares of Company common stock on the date of exercise over $137.25 per share. Mr. Carter's SARs became fully exercisable December 31, 2009, and may not be exercised after March 1, 2020. Payment is in five equal annual cash installments beginning on January 1 after our receipt of notice of exercise.

Omnibus Incentive Plan

        Our board of directors approved in June 2019, and we anticipate that our stockholders will approve and adopt, the Omnibus Incentive Plan, under which employees, consultants and non-employee directors of the Company and our affiliates performing services for us may be eligible to receive awards. The Omnibus Incentive Plan will provide for the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, bonus stock, dividend equivalents, other stock-based awards, annual incentive awards and performance awards intended to align the interests of participants with those of our stockholders. The following description is qualified in its entirety by reference to the final Omnibus Incentive Plan, a copy of which in substantially final form has been filed as an exhibit to the registration statement of which this prospectus is a part.

        Share Reserve.    We will reserve 91,000 shares of our common stock for issuance under the Omnibus Incentive Plan. In addition, the following shares of our common stock will again be available for grant or issuance under the Omnibus Incentive Plan:

  •
  shares denominated for restricted shares, performance awards or other share-based awards that are forfeited for any reason;

  •
  shares issuable upon exercise, voting or settlement of an award or owned by a participant that are surrendered or tendered to the Company in payment of the purchase price of an award or any taxes required to be withheld in respect of an award; and

  •
  shares underlying a stock option, stock appreciation right or other share-based award that expires, terminates or is cancelled without having been exercised in full.

        Administration.    The Omnibus Incentive Plan will be administered by any committee authorized by our board of directors, or the board of directors itself if no committee has been authorized (such administering entity, the "Committee"). The Committee has the authority to interpret the Omnibus Incentive Plan, grant awards and make all other determinations necessary or advisable for the administration of the plan. Awards under the Omnibus Incentive Plan may be made subject to "performance conditions" and other terms.

        Eligibility.    Our employees, consultants and non-employee directors, and employees, consultants and non-employee directors of our affiliates, will be eligible to receive awards under the Omnibus Incentive Plan. The Committee will determine who will receive awards, and the terms and conditions of such awards.

        Term.    The Omnibus Incentive Plan will terminate 10 years from the date our board of directors approves the plan, unless it is terminated earlier by our board.

        Stock Options.    The Omnibus Incentive Plan provides for the grant of incentive stock options ("ISOs") only to our employees. All options other than ISOs may be granted to our employees, directors and consultants. The exercise price of each option to purchase stock must be at least equal to the fair market value of our common stock on the date of grant. The exercise price of ISOs granted to 10% or more stockholders must be at least equal to 110% of that value. Options granted under the Omnibus Incentive Plan may be exercisable at such times and subject to such terms and conditions as the Committee determines. The maximum term of options granted under the Omnibus Incentive Plan is 10 years (five years in the case of ISOs granted to 10% or more stockholders). For stock options that are intended to qualify as ISOs, under Section 422 of the Code, the maximum number of shares subject to ISOs will be 91,000.

        Stock Appreciation Rights.    Stock appreciation rights provide for a payment, or payments, in cash or common stock, to the holder based upon the difference between the fair market value of our common stock on the date of exercise and the stated exercise price of the stock appreciation right. The exercise price must be at least equal to the fair market value of our common stock on the date the stock appreciation right is granted. Stock appreciation rights may vest based on time or achievement of performance conditions, as determined by the Committee.

        Restricted Stock.    The Committee may grant awards consisting of shares of our common stock subject to restrictions on sale and transfer. The price (if any) paid by a participant for a restricted stock award will be determined by the Committee. Unless otherwise determined by the Committee at the time of grant, vesting will cease on the date the participant no longer provides services to us and unvested shares will be forfeited. The Committee may condition the grant or vesting of shares of restricted stock on the achievement of performance conditions or the satisfaction of a time-based vesting schedule.

        Performance Awards.    A performance award is an award that becomes payable upon the attainment of specific performance goals. A performance award may become payable in cash or in shares of our common stock. These awards may be subject to forfeiture before settlement due to termination of a participant's employment or failure to achieve the performance conditions.

        Other Cash-Based Awards.    The Committee may grant other cash-based awards to participants in amounts and on terms and conditions determined by it in its discretion. Cash-based awards may be granted subject to vesting conditions or awarded without being subject to conditions or restrictions.

        Additional Provisions.    Awards granted under the Omnibus Incentive Plan may not be transferred in any manner other than by will or by the laws of descent and distribution, or as determined by the Committee. All stock options may be exercised during the lifetime of the optionee only by the optionee, except that the Committee may determine that a non-ISO may be transferable to a family member. All shares acquired upon the exercise of a non-ISO by a permissible transferee or after the exercise of the option will be subject to the same terms and conditions of the Omnibus Incentive Plan and award agreement.

        In the event of a change in control (as defined in the Omnibus Incentive Plan), the Committee may, in its discretion, provide for any or all of the following actions: (1) awards may be continued, assumed or substituted with new rights, (2) awards may be purchased for cash equal to the excess (if any) of the highest price per share of common stock paid in the change in control transaction over the aggregate exercise price of such awards, (3) outstanding and unexercised stock options, stock appreciation rights and other stock-based awards that provide for a participant-elected exercise may be terminated before the change in control (in which case holders of such unvested awards would be given notice and the opportunity to exercise such awards) or (4) the Committee may make any other determination as to the treatment of awards in connection with a change in control. All awards will be equitably adjusted in the case of the division of stock and similar transactions.

SERP Benefits

        The Company maintains a nonqualified supplemental executive retirement plan ("SERP"), which was amended and restated as of December 18, 2008 and provides benefits to certain key executive officers, including Mr. Drake, who are subject to qualified plan compensation limits.

        On January 2, 2007, we entered into an amended and restated SERP participation agreement with Mr. Drake (the "Drake SERP"). Mr. Drake's annual SERP benefit is equal to 50% of his final average pay (the "SERP Benefit"). Final average pay is defined as an amount equal to the average of (1) the sum of Mr. Drake's annual base salary as of the effective date of the determination of the SERP Benefit and as of the end of the two immediately preceding years, plus (2) the greater of (i) the amounts of the annual bonuses paid to Mr. Drake for the three years immediately preceding the year during which the SERP Benefit is determined and (ii) Mr. Drake's annualized bonus accrual amount as of the effective date of the determination of the SERP Benefit and the amounts of annual bonus paid to Mr. Drake for the two immediately preceding years. Mr. Drake's SERP Benefit is fully vested.

        The SERP Benefit is scheduled to be paid in equal monthly installments for 30 years after the later of Mr. Drake's attainment of age 55 or Mr. Drake's termination of employment. If Mr. Drake dies after payments begin but before the 30th anniversary of the first payment, or if he dies before payments begin but after becoming fully vested, the Company would continue to make payments in monthly installments for the remaining length of the 30-year period to Mr. Drake's designated beneficiaries or alternate family members or estate if no beneficiary is designated. If a change of control occurs, the SERP Benefit will be equal to either (1) the present value of the monthly payments of Mr. Drake's annual SERP Benefit of 50% of his final average pay as of the change of control for 30 years, payable in one lump sum upon the change of control, or (2) if Mr. Drake has begun payment of his SERP Benefit, then the present value of any remaining installments, payable in one lump sum upon the change of control.

        In connection with this offering, we anticipate that the Drake SERP will be terminated and liquidated in accordance with the applicable provisions of the Code.

Health and Retirement Benefits

        We provide medical, dental, vision, life insurance and disability benefits to all eligible employees. Our Named Executive Officers are eligible to participate in these benefits on the same basis as all other employees.

        We maintain a 401(k) savings plan that allows participants, including our Named Executive Officers, to defer up to 60% of cash compensation (subject to applicable IRS guidelines). Eligible participants are all employees of the Company. Our Named Executive Officers are eligible to participate in the 401(k) plan on the same basis as all other employees. We may provide employer matching contributions under the 401(k) plan.

Director Compensation

        The following table presents the total compensation we paid to non-employee directors for service on our board of directors during 2018.

Name	Fees Earned or Paid in Cash ($)	All Other Compensation ($)		Total ($)
Terry Brown	—	23,438	(1)	23,438
Eric E. Burwell	—	12,400	(2)	12,400
Allen C. Drake	—	22,200	(3)	22,200
George E. Drake	—	27,800	(4)	27,800
Dale S. Strassheim	—	12,800	(2)	12,800

(1)
Reflects $12,850 in director fees from Heartland Bank, plus $10,588 in director fees from Lincoln Bank.

(2)
Reflects director fees from Heartland Bank.

(3)
Reflects $12,400 in director fees from Heartland Bank, plus $9,800 in director fees from Lincoln Bank.

(4)
Reflects $12,000 in director fees from Heartland Bank, plus $15,800 in director fees from Lincoln Bank.

PRINCIPAL STOCKHOLDERS

        The following table shows information about the beneficial ownership of our common stock as of June 1, 2019 by:

  •
  each person known by us to beneficially own 5% or more of our outstanding common stock;

  •
  each of our directors and named executive officers; and

  •
  all of our directors and executive officers as a group;

        The numbers (including percentages) listed below are based on                shares of our common stock to be outstanding after completion of this offering assuming no exercise of the underwriters' option to purchase additional shares of common stock and                shares of our common stock to be outstanding after completion of this offering assuming the exercise in full of the underwriters' option to purchase additional shares of our common stock. All numbers and percentages give effect to the exchange of all of our outstanding Series A nonvoting stock for voting common stock on a one-for-one basis and a subsequent                -for-one stock split, both of which we intend to make prior to the completion of this offering.

Name and Address of Beneficial Owner(1)	Shares of common stock owned(2)	Percentage of common stock owned before the offering	Percentage of common stock owned after the offering assuming no option exercise	Percentage of common stock owned after the offering assuming full option exercise
5% Beneficial Holders:
The Drake Family Voting Trust(3)		95.5%
Directors and Named Executive Officers:
Fred L. Drake(3)(4)		95.5%
J. Lance Carter		*
Patrick F. Busch(5)		1.0%
C. Alvin Bowman		—
Eric E. Burwell		*
Allen C. Drake(6)		—
Gerald E. Pfeiffer		—
Dale S. Strassheim		*
All directors and executive officers as a group (14 persons)		96.3%

*
Represents less than 1% of outstanding shares.

(1)
A "beneficial owner" of a security is determined in accordance with Rule 13d-3 under the Exchange Act and generally means any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise, has or shares:
  •
  voting power which includes the power to vote, or to direct the voting of, such security; and/or

  •
  investment power which includes the power to dispose, or to direct the disposition of, such security.

(2)
In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of equity units subject to options held by that person that are currently exercisable or exercisable within 60 days of June 1, 2019 are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

(3)
Voting power over the securities held in the Voting Trust is exercised by Fred L. Drake in his capacity as trustee. The securities held in the Voting Trust may not be disposed of except upon the termination of the Voting Trust in accordance with the terms of the Voting Trust Agreement. See "Certain Relationships and Related Party Transactions—Voting Trust Agreement."

(4)
All securities reported as beneficially owned by Mr. Drake are held through the Voting Trust. Mr. Drake may be deemed to be the beneficial owner of the securities held in the Voting Trust by virtue of his position as trustee. Mr. Drake disclaims beneficial ownership of the securities held in the Voting Trust except to the extent of his pecuniary interest therein. If the Voting Trust were terminated and its shares were distributed based on voting certificates held as of June 1, 2019, Mr. Drake would have possessed beneficial ownership of approximately        % of our outstanding shares.

(5)
Represents shares held pursuant to the Patrick F. Busch Declaration of Trust dated May 6, 2014.

(6)
Allen C. Drake holds interests in the Voting Trust. If the Voting Trust were terminated and its shares were distributed based on voting certificates held as of June 1, 2019, Mr. Drake would have possessed beneficial ownership of approximately        % of our outstanding shares.

 CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        We describe below transactions and series of similar transactions, during our last three fiscal years or currently proposed, to which we were or will be a participant, in which (1) the amounts involved exceeded or will exceed $120,000; and (2) any of our directors or executive officers (in each case, including their immediate family members) or beneficial holders of more than 5% of any class of our voting securities had or will have a direct or indirect material interest.

        Other than as described below, there have not been, nor are there any currently proposed, transactions or series of similar transactions meeting this criteria to which we have been or will be a participant other than compensation arrangements, which are described where required under "Executive Compensation."

Loans to Officers, Directors and Affiliates

        We offer loans in the ordinary course of business to our insiders, including our executive officers and directors, their related interests and immediate family members and other employees. Applicable law and our written credit policies require that loans to insiders be on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated parties, and must not involve more than the normal risk of repayment or present other unfavorable features. Loans to non-insider employees and other non-insiders are subject to the same requirements and underwriting standards and meet our normal lending guidelines, except that non-insider employees and other non-insiders may receive preferential interest rates and fees as an employee benefit. Loans to individual employees, directors and executive officers must also comply with our statutory lending limits and regulatory requirements regarding lending limits and collateral. All extensions of credit to related parties must be reviewed and approved by our board of directors, and directors with a personal interest in any loan application are excluded from the consideration of such loan application.

        We have made loans to directors and executive officers. Loans amounted to $0.8 million, $2.8 million and $1.9 million at December 31, 2018, 2017 and 2016, respectively. The loans to these persons (i) complied with our Regulation O policies and procedures, (ii) were made in the ordinary course of business, (iii) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related us and (iv) did not involve more than a normal risk of collectability or did not present other features unfavorable to the Company.

Stockholder Agreement

        All of our current stockholders are party to a Restated Stockholder Agreement (the "Stockholder Agreement"), dated as of December 28, 2016, by and among the Company and the stockholders party thereto. The Stockholder Agreement is intended to preserve the Company's status as an S Corp under the Code by limiting the circumstances under which shares of common stock may be transferred and prohibiting certain other stockholder actions. The Stockholder Agreement generally prohibits stockholders from transferring common stock without the Company's consent unless the recipient of such stock is an existing Company stockholder. In addition, the Stockholder Agreement provides the Company with a right of first refusal to acquire any shares of common stock offered for sale by parties to the Stockholder Agreement.

        The Stockholder Agreement requires the Company to use its reasonable efforts to pay dividends equal to at least the expected state and federal tax liabilities of stockholders in any given calendar year, subject to any restrictions on the declaration or payment of dividends imposed by applicable law. In addition, stockholders are prohibited from taking any action which would result in the termination or revocation of the Company's S Corp status. The Stockholder Agreement may only be amended with the consent of the holders of at least two-thirds of the outstanding shares of voting common stock. The Company and its existing stockholders intend to terminate the Stockholder Agreement in connection with the completion of this offering.

Voting Trust Agreement

        As of June 1, 2019, approximately 95.5% of our outstanding common stock (including nonvoting Series A stock which will convert into voting common stock in connection with the completion of this offering) was held in a voting trust for the benefit of various members of the Drake Family. The Voting Trust was established pursuant to the voting trust agreement (the "Voting Trust Agreement"), dated as of May 4, 2016, by and among the Company, Fred Drake, as trustee (the "Trustee"), and the various Company stockholders party thereto (the "Depositors"). In accordance with the Voting Trust Agreement, all shares of common stock or Series A nonvoting stock owned by the Depositors are held in the Voting Trust and the Trustee exercises sole voting discretion over the voting common stock. Depositors are entitled to receive any dividends or other cash distributions made in respect of the shares underlying their respective interests in the Voting Trust.

        Interests in the Voting Trust are represented by certificates, which may be transferred subject to the restrictions set forth on the underlying shares pursuant to the Stockholder Agreement. See "—Stockholder Agreement." The Voting Trust Agreement provides that the rights and obligations of the parties set forth in the Stockholder Agreement shall apply to the Depositors in the same manner and with the same effect as if the Depositors continued to hold the underlying shares. The Voting Trust was established with an initial duration of 15 years, which may be extended for up to an additional five years upon the written approval of holders of voting trust certificates corresponding to at least 66% of the shares of common stock subject to the Voting Trust. In addition, the Voting Trust will terminate sooner if the Trustee ceases to act and a successor trustee is not appointed within one year in accordance with the terms of the Voting Trust Agreement. Upon termination of the Voting Trust, holders of voting trust certificates are entitled to receive shares of common stock in accordance with their respective interests in the Voting Trust. The Voting Trust Agreement may only be amended with the written consent of the holders of at least two-thirds of the outstanding shares of voting common stock represented by voting trust certificates.

        In connection with the completion of this offering, the Depositors intend to modify the Voting Trust Agreement to provide for the termination of the Voting Trust upon the expiration of the lock-up agreements described in the section entitled "Underwriting."

Registration Rights Agreement

        Prior to or upon the completion of this offering, we intend to enter into a registration rights agreement with certain of our stockholders. The agreement will provide the stockholders party thereto with certain demand and piggyback registration rights in respect of any registrable shares of our common stock held by them, subject to various conditions and limitations as set forth in the agreement.

Tax Sharing Agreement

        Because we have historically been an S Corp, our stockholders have been taxed on our income as individuals. Therefore, each stockholder has received certain distributions ("tax distributions") from us that were generally intended to equal the amount of tax such stockholder was required to pay with respect to our income. In connection with this offering, our S Corp status will terminate and we will thereafter be subject to federal and increased state income taxes. In the event of an adjustment to our reported taxable income for periods prior to termination of our S Corp status, it is possible that our pre-IPO stockholders would be liable for additional income taxes for those prior periods. Therefore, we intend to enter into a tax sharing agreement with each pre-IPO stockholder prior to or upon consummation of this offering.

        Pursuant to this tax sharing agreement, upon our filing any tax return (amended or otherwise), in the event of any restatement of our taxable income or pursuant to a determination by, or a settlement with, a taxing authority, for any period during which we were an S Corp, depending on the nature of the adjustment we may be required to make a payment to each of our pre-IPO stockholders in an amount equal to such stockholder's incremental tax liability, which amount may be material. In addition, we will indemnify each pre-IPO stockholder with respect to unpaid income tax liabilities to the extent that such unpaid income tax liabilities are attributable to an adjustment to our taxable income for any period after our S Corp status terminates. In both cases, the amount of the payment will be based on the assumption that each pre-IPO stockholder is taxed at the highest rate applicable to individuals for the relevant periods. We will also indemnify each pre-IPO stockholder for any interest, penalties, losses, costs or expenses arising out of any claim under the agreement. Each pre-IPO stockholder will indemnify us with respect to our unpaid tax liabilities (including interest and penalties) to the extent that such unpaid tax liabilities are attributable to a decrease in such stockholder's taxable income for any tax period and a corresponding increase in the Company's taxable income for any period.

Directed Share Program

        At our request, the underwriters have reserved for sale, at the initial public offering price, up to                shares offered by this prospectus for sale to our directors, executive officers, employees and business associates and certain other related persons who have expressed an interest in purchasing our common stock in this offering through a directed share program. See "Underwriting" for additional information regarding the directed share program.

Other Transactions

        Kevin Gramm is the brother-in-law of Mark Scheirer and is a commercial lender for Heartland Bank. Kevin Gramm received $145,787, $141,687 and $115,276 for his services in 2018, 2017 and 2016, respectively. Kevin Gramm is not an executive officer of Heartland Bank.

Policies and Procedures for Related Party Transactions

        Transactions by us with related parties are subject to a formal written policy, as well as regulatory requirements and restrictions. These requirements and restrictions include Sections 23A and 23B of the Federal Reserve Act and the Federal Reserve's Regulation W, which governs certain transactions by us with our affiliates, and the Federal Reserve's Regulation O, which governs certain loans by us to executive officers, directors and principal stockholders. We have adopted policies to comply with these regulatory requirements and restrictions.

        In addition, prior to completion of this offering, our board of directors will adopt a written policy governing the approval of related party transactions that complies with all applicable requirements of the SEC and                concerning related party transactions. Related party transactions are transactions in which we are a participant, the amount involved exceeds $120,000 and a related party has or will have a direct or indirect material interest. Our related parties include our directors (including nominees for election as directors), executive officers, 5% stockholders and the immediate family members of these persons. Our CEO, in consultation with counsel, as appropriate, will review potential related party transactions to determine if they are subject to the policy. If so, the transaction will be referred to our Audit Committee for approval. In determining whether to approve a related party transaction, our Audit Committee will consider, among other factors, the fairness of the proposed transaction, the direct or indirect nature of the related party's interest in the transaction, the appearance of an improper conflict of interest for any director or executive officer taking into account the size of the transaction and the financial position of the related party, whether the transaction would impair an outside director's independence, the acceptability of the transaction to our regulators and the potential violations of other corporate policies. Upon completion of this offering, our Related Party Transactions Policy will be available on our website at                                    .

DESCRIPTION OF CAPITAL STOCK

        The following summary of certain provisions of our capital stock does not purport to be complete and is subject to our amended and restated certificate of incorporation, our amended and restated bylaws and the provisions of applicable law. Copies of our amended and restated certificate of incorporation and amended and restated bylaws will be filed as exhibits to the registration statement, of which this prospectus is a part.

Authorized Capitalization

General

        Upon the closing of this offering, the total amount of our authorized capital stock will consist of                shares of common stock, par value $0.01 per share, and                shares of undesignated preferred stock. As of                , 2019, we would have had outstanding            shares of common stock after giving effect to the conversion of Series A nonvoting stock into common stock on a one-for-one basis and a            -for-one stock split.

        After giving effect to this offering, we will have                shares of common stock and no shares of preferred stock outstanding. The following summary describes all material provisions of our capital stock. We urge you to read our amended and restated certificate of incorporation and our amended and restated bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part.

Common Stock

        As of June 1, 2019, there were approximately 25 holders of record of our common stock.

Preferred Stock

        We do not have any shares of preferred stock outstanding. Our board of directors will have the authority to issue shares of preferred stock from time to time on terms it may determine, to divide shares of preferred stock into one or more series and to fix the designations, preferences, privileges, and restrictions of preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preference, sinking fund terms, and the number of shares constituting any series or the designation of any series to the fullest extent permitted by the DGCL. The issuance of our preferred stock could have the effect of decreasing the trading price of our common stock, restricting dividends on our capital stock, diluting the voting power of our common stock, impairing the liquidation rights of our capital stock, or delaying or preventing a change in control of our company.

Voting Rights

        Each holder of our common stock will be entitled to one vote per share on each matter submitted to a vote of stockholders. Our amended and restated bylaws will provide that the presence, in person or by proxy, of holders of shares representing a majority of the outstanding shares of capital stock entitled to vote at a stockholders' meeting shall constitute a quorum. When a quorum is present, the affirmative vote of a majority of the votes cast will be required to take action, unless otherwise specified by law or our certificate of incorporation, and except for the election of directors, which will be determined by a plurality vote. There will not be cumulative voting rights.

Dividend Rights

        Each holder of shares of our capital stock will be entitled to receive such dividends and other distributions in cash, stock or property as may be declared by our board of directors from time to time out of our assets or funds legally available for dividends or other distributions. See the section entitled

"Dividend Policy." These rights will be subject to the preferential rights of any other class or series of our preferred stock.

Other Rights

        Each holder of common stock will be subject to, and may be adversely affected by, the rights of the holders of any series of preferred stock that we may designate and issue in the future. This offering is not subject to pre-emptive rights.

Liquidation Rights

        If the Company is involved in a consolidation, merger, recapitalization, reorganization, or similar event, each holder of common stock will participate pro rata in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

Anti-takeover Effects of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

        Our amended and restated certificate of incorporation and our amended and restated bylaws will contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with the board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give the board of directors the power to discourage acquisitions that some stockholders may favor.

Authorized But Unissued Shares.

        We will have authorized but unissued shares of common stock and preferred stock, and our board of directors may authorize the issuance of one or more series of preferred stock without shareholder approval. These shares could be used by our board of directors to make it more difficult or to discourage an attempt to obtain control of us through a merger, tender offer, proxy contest or otherwise.

Action by Written Consent, Special Meeting of Stockholders and Advance Notice Requirements for Stockholder Proposals

        Our amended and restated certificate of incorporation will provide that stockholder action can be taken only at an annual or special meeting of stockholders. Our amended and restated certificate of incorporation and bylaws will also provide that, except as otherwise required by law, special meetings of the stockholders can be called only pursuant to a resolution adopted by a majority of the total number of directors that we would have if there were no vacancies. Except as described above, stockholders will not be permitted to call a special meeting or to require the board of directors to call a special meeting. In addition, our amended and restated bylaws require advance notice procedures for stockholder proposals to be brought before an annual meeting of the stockholders, including the nomination of directors. Stockholders at an annual meeting may only consider the proposals specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors, or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered a timely written notice in proper form to our secretary, of the stockholder's intention to bring such business before the meeting. These provisions could have the effect of delaying until the next stockholder meeting any stockholder actions, even if they are favored by the holders of a majority of our outstanding voting securities.

Amendment to Certificate of Incorporation and Bylaws

        The DGCL provides generally that the affirmative vote of a majority of the outstanding stock entitled to vote on amendments to a corporation's certificate of incorporation or bylaws is required to approve such amendment, unless a corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our amended and restated bylaws may be amended, altered, changed or repealed by a majority vote of our board of directors, provided that, in addition to any other vote otherwise required by law, any amendment, alteration, change, or repeal of our amended and restated bylaws by our stockholders will require the affirmative vote of at least 75% of the voting power of our outstanding shares of common stock. Additionally, the affirmative vote of at least 75% of the voting power of the outstanding shares of capital stock entitled to vote on the adoption, alteration, amendment or repeal of our amended and restated certificate of incorporation, voting as a single class, will be required to amend or repeal or to adopt any provision inconsistent with specified provisions of our amended and restated certificate of incorporation. This requirement of a supermajority vote to approve amendments to our amended and restated certificate of incorporation and amended and restated bylaws could enable a minority of our stockholders to exercise veto power over any such amendments.

Delaware Anti-Takeover Statute

        Section 203 of the DGCL provides that if a person acquires 15% or more of the voting stock of a Delaware corporation, such person becomes an "interested stockholder" and may not engage in certain "business combinations" with the corporation for a period of three years from the time such person acquired 15% or more of the corporation's voting stock, unless: (1) the board of directors approves the acquisition of stock or the merger transaction before the time that the person becomes an interested stockholder, (2) the interested stockholder owns at least 85% of the outstanding voting stock of the corporation at the time the merger transaction commences (excluding voting stock owned by directors who are also officers and certain employee stock plans), or (3) the merger transaction is approved by the board of directors and by the affirmative vote at a meeting, not by written consent, of stockholders of two-thirds of the holders of the outstanding voting stock which is not owned by the interested stockholder. A Delaware corporation may elect in its certificate of incorporation or bylaws not to be governed by this particular Delaware law.

        Under our amended and restated certificate of incorporation, we will opt out of Section 203 of the DGCL and will therefore not be subject to Section 203.

Anti-takeover Effects of Banking Laws

        Acquisitions of our voting stock above certain thresholds will be subject to prior regulatory notice or approval under federal banking laws, including the BHCA and the Change in Bank Control Act of 1978. Under the Change in Bank Control Act, a person or entity generally must provide prior notice to the Federal Reserve before acquiring the power to vote 10% or more of our outstanding common stock. Investors should be aware of these requirements when acquiring shares in our stock. In addition, under the Illinois Banking Act, any acquisition of our stock that results in a change in control of the Company will require prior approval of the IDFPR.

Exclusive Jurisdiction of Certain Actions

        Our amended and restated certificate of incorporation will provide that, subject to limited exceptions, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware), will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action asserting a claim against us or any of our directors, officers or other employees arising pursuant to any provision of the DGCL, our certificate of incorporation or our by-laws or (iv) any other action asserting a claim against us or any of our directors, officers or other employees that is governed by the internal affairs doctrine. Although we believe this provision benefits the Company by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.

        Our forum selection clause will be subject to a number of exceptions, including actions which are vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery. Section 27 of the Exchange Act vests exclusive federal jurisdiction for all claims brought to enforce any duty or liability created under the Exchange Act. Therefore, our forum selection clause will not apply to any such claim.

        In addition, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As a result, there is uncertainty as to whether a court would enforce a forum selection clause in connection with claims arising under the Securities Act and the rules and regulations thereunder, and in any event, stockholders will not be deemed to have waived the Company's compliance with the federal securities laws and the rules and regulations thereunder.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock will be Computershare Trust Company, N.A. Its address is 250 Royall Street, Canton, Massachusetts 02021.

Listing

        We will apply to list our common stock on the            under the trading symbol "HBT."

 SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our common stock. No prediction can be made as to the effect, if any, future sales of shares, or the availability of shares for future sales, will have on the market price of our common stock prevailing from time to time. The sale of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of our common stock.

Sale of Restricted Shares

        Upon completion of this offering, we will have                shares of common stock outstanding. Of these shares of common stock, the                 shares of common stock being sold in this offering, plus any shares sold upon exercise of the underwriters' option to purchase additional shares, will be freely tradable without restriction under the Securities Act, except for any such shares which may be acquired by an "affiliate" of ours, as that term is defined in Rule 144 promulgated under the Securities Act ("Rule 144"), which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. The remaining                shares of common stock held by our existing stockholders upon completion of this offering will be "restricted securities," as that term is defined in Rule 144, and may be resold only after registration under the Securities Act or pursuant to an exemption from such registration, including, among others, the exemptions provided by Rule 144 and Rule 701 under the Securities Act, which rules are summarized below. These remaining shares of common stock held by our existing stockholders upon completion of this offering will be available for sale in the public market (after the expiration of the lock-up agreements described below) only if registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, as described below.

Rule 144

        In general, under Rule 144 as currently in effect, persons who are not one of our affiliates at any time during the three months preceding a sale may sell shares of our common stock beneficially held upon the earlier of (1) the expiration of a six-month holding period, if we have been subject to the reporting requirements of the Exchange Act and have filed all required reports for at least 90 days prior to the date of the sale or (2) a one-year holding period.

        At the expiration of the six-month holding period, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of shares of our common stock provided current public information about us is available, and a person who was one of our affiliates at any time during the three months preceding a sale would be entitled to sell within any three-month period a number of shares of common stock that does not exceed the greater of either of the following:

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  1% of the number of shares of our common stock then outstanding, which will equal approximately                shares immediately after this offering (or approximately                shares if the underwriters exercise their option to purchase additional shares in full), based on the number of shares of our common stock outstanding as of                 ; or

  •
  the average weekly trading volume of our common stock on the            during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

        At the expiration of the one-year holding period, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of shares of our common stock without restriction. A person who was one of our affiliates at any time during the three months preceding a sale would remain subject to the volume restrictions described above.

        Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

        In general, subject to the expiration of the applicable lock-up restrictions, under Rule 701 promulgated under the Securities Act, any of our employees, directors or officers who purchased shares from us in connection with a qualified compensatory stock or option plan or other written agreement before the effective date of this offering, or who purchased shares from us after that date upon the exercise of options granted before that date, are eligible to resell such shares in reliance upon Rule 144 beginning 90 days after the date of this prospectus. If such person is not an affiliate, the sale may be made under Rule 144 without compliance with the holding periods of Rule 144 and subject only to the manner-of-sale restrictions of Rule 144. If such a person is an affiliate, the sale may be made under Rule 144 without compliance with its one-year minimum holding period, but subject to the other Rule 144 restrictions.

Stock Plans

        We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our common stock issued or reserved for issuance under the new equity incentive plan we intend to adopt in connection with this offering. The first such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the SEC. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described below.

Lock-Up Agreements

        Our directors and executive officers, and certain of our significant stockholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited customary exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of Keefe, Bruyette & Woods, Inc. and J.P. Morgan Securities LLC, (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock.

Registration Rights Agreement

        Prior to or upon the completion of this offering, we intend to enter into a registration rights agreement with certain of our stockholders. The agreement will provide the stockholders party thereto with certain demand and piggyback registration rights in respect of any registrable shares of our common stock held by them, subject to various conditions and limitations as set forth in the agreement.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

        The following is a summary of certain material United States federal income tax consequences relevant to non-U.S. holders, as defined below, of the purchase, ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. The following summary is based on current provisions of the Code, Treasury regulations and judicial and administrative authority, all of which are subject to change, possibly with retroactive effect. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. We have not sought, and do not intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a U.S. court will agree with such statements and conclusions.

        This section does not consider state, local, gift, estate or non-U.S. tax consequences or the recently enacted changes to Section 451 of the Code with respect to conforming the timing of income accruals to financial statements, nor does it address tax consequences to special classes of investors, including, but not limited to, tax-exempt or governmental organizations, insurance companies, banks or other financial institutions, partnerships or other entities classified as partnerships for United States federal income tax purposes (or an investor in such an entity), traders, brokers and dealers in securities or currencies, controlled foreign corporations, passive foreign investment companies, regulated investment companies, corporations that accumulate earnings to avoid U.S. federal income tax, real estate investment trusts, persons who own or are deemed to own 10% or more of our voting stock, persons liable for the alternative minimum tax, persons liable for the Medicare tax on net investment income, persons subject to the base erosion and anti-abuse tax, certain former citizens, U.S. expatriates, or former long-term residents of the United States, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, persons who have acquired our common stock as compensation or otherwise in connection with the performance of services, persons deemed to sell our common stock under the constructive sale provisions of the Code, tax-qualified retirement plans, qualified foreign pension funds as defined in Section 897(l)(2) of the Code and entities all of the interest of which are held by qualified foreign pension funds, or persons that will hold our common stock as a position in a hedging transaction, "straddle," "conversion transaction" or other risk reduction transaction. Tax consequences may vary depending upon the particular status of an investor. The summary is limited to non-U.S. holders who purchase our common stock pursuant to this offering and will hold our common stock as "capital assets" (generally, property held for investment).

        If an entity or arrangement treated as a partnership for United States federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partner and the partnership. If you are treated as a partner in such an entity holding our common stock, you should consult your tax advisor as to the United States federal income tax consequences applicable to you.

        YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Non-U.S. Holder Defined

        For purposes of this discussion, you are a "non-U.S. holder" if you are a beneficial owner of shares of our common stock and you are not a "U.S. person" or an entity classified as a partnership for U.S. federal income tax purposes. You are a U.S. person for U.S. federal income tax purposes if you are:

  •
  an individual citizen or resident of the United States (for tax purposes);

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  a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof;

  •
  an estate whose income is subject to U.S. federal income tax regardless of its source; or

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  a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) that has made a valid election to be treated as a U.S. person.

Distributions

        As described under "Dividend Policy," we expect to pay periodic dividends to holders of our common stock but we may elect not to pay dividends. If we do make distributions with respect to our common stock, such distributions will be treated as dividends when paid to the extent of our current or accumulated earnings and profits as determined for United States federal income tax purposes. Any distribution not constituting a dividend will be treated first as reducing the adjusted basis in the non-U.S. Holder's shares of our common stock and, to the extent it exceeds the adjusted basis in the non-U.S. Holder's shares of our common stock, as gain from the sale or exchange of such stock.

        Except as described below, if you are a non-U.S. holder of our shares, dividends paid to you are subject to withholding of United States federal income tax at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. Even if you are eligible for a lower treaty rate, we and other payors will generally be required to withhold at a 30% rate (rather than the lower treaty rate) on dividends paid to you, unless you have furnished to us or another payor:

  •
  A valid IRS Form W-8BEN, W-8BEN-E or other applicable Form W-8 (or successor form) upon which you certify, under penalties of perjury, your status as a non-U.S. person and your entitlement to the lower treaty rate with respect to such payments, or

  •
  In the case of payments made outside the United States to an offshore account (generally, an account maintained by you at an office or branch of a bank or other financial institution at any location outside the United States), other documentary evidence establishing your entitlement to the lower treaty rate in accordance with Treasury regulations.

        If you are eligible for a reduced rate of U.S. withholding tax under an applicable income tax treaty, you may obtain a refund of any amounts withheld in excess of that rate by timely filing a refund claim with the IRS. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder's behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.

        If dividends paid to you are "effectively connected" with your conduct of a trade or business within the United States, and, if required by a tax treaty, the dividends are attributable to a permanent establishment or fixed base that you maintain in the United States, we and other payors generally are not required to withhold tax from the dividends, provided that you have furnished to us or another payor a valid IRS Form W-8ECI or other applicable IRS Form W-8 (or successor form) upon which you represent, under penalties of perjury, that:

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  You are a non-U.S. person, and

  •
  The dividends are effectively connected with your conduct of a trade or business within the United States and are includible in your gross income.

        "Effectively connected" dividends are taxed at rates applicable to United States citizens, resident aliens and domestic United States corporations. If you are a corporate non-U.S. holder, "effectively connected" dividends that you receive may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate, or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Sale or Other Taxable Disposition

        Subject to the discussion below regarding backup withholding and FATCA, you generally will not be subject to United States federal income or withholding tax on gain realized on the sale, exchange or other taxable disposition of our common stock unless:

  •
  The gain is effectively connected with your conduct of a trade or business in the United States and, if an applicable tax treaty requires, is attributable to your U.S. permanent establishment or fixed base maintained by you in the United States;

  •
  If you are an individual and are present in the United States for 183 days or more in the taxable year of the sale or other disposition, and certain other conditions are met; or

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  Our common stock constitutes a U.S. real property interest by reason of our status as a "U.S. real property holding corporation" (USRPHC) for U.S. federal income tax purposes and, if our common stock is "regularly traded" on an established securities market, you held, directly or indirectly, at any time during the shorter of the five-year period ending on the date of disposition or your holding period, more than 5% of our common stock.

        With respect to the third bullet above, in general, we would be a USRPHC if our "U.S. real property interests" comprised at least 50% of the sum of the fair market value of our worldwide real property interests plus our other assets used or held in our trade or business. We believe that we are not currently and will not become a USRPHC and the remainder of this discussion so assumes. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future.

        If you are an individual and are described in the first bullet above, you will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates generally in the same manner as if you were a U.S. resident (except as provided by an applicable income tax treaty). If you are a foreign corporation and are described in the first bullet above, you will be subject to tax on your gain under regular U.S. federal income tax rates generally in the same manner as if you were a U.S. person and, in addition, may be subject to the branch profits tax on your effectively connected earnings and profits at a rate of 30% or at such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above, you will be required to pay a flat 30% tax (or such lower rate as may be specified by an applicable income tax treaty) on the gain derived from the disposition, which tax may be offset by U.S.-source capital losses for the year, provided that you have timely filed U.S. federal income tax returns with respect to such losses. You should consult any applicable income tax or other treaties that may provide for different rules.

Foreign Account Tax Compliance Act

        Sections 1471 through 1474 of the Code and the Treasury regulations and administrative guidance issued thereunder (commonly referred to as FATCA) generally impose a 30% U.S. federal withholding tax on dividends on, and gross proceeds from the sale or other disposition of our common stock, if paid to a "foreign financial institution" or a "non-financial foreign entity" (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), if such entity fails to comply with certain disclosure and reporting rules that, in general, require that (i) in the case of a foreign financial institution, the entity identify and provide information in respect of financial accounts with such entity held (directly or indirectly) by United States persons and United States-owned foreign entities, and (ii) in the case of a non-financial foreign entity, the entity identify and provide information in respect of substantial United States owners of such entity. The IRS has issued proposed regulations that, when finalized, will provide for the repeal of the 30% withholding tax that existing regulations released in January 2013 and subsequent guidance by the IRS would have applied to all payments of gross proceeds from the sale, exchange or other disposition of any stock occurring after December 31, 2018. In the preamble to the proposed regulations, the IRS provided that taxpayers may rely upon this repeal until the issuance of final regulations. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States with respect to these rules may be subject to different rules.

        If withholding is required under FATCA on a payment related to our common stock, investors that otherwise would not be subject to withholding (or that otherwise would be entitled to a reduced rate of withholding) generally will be required to seek a refund or credit from the IRS to obtain the benefit of such exemption or reduction (provided that such benefit is available). Prospective investors should consult their tax advisors regarding the effect of FATCA in their particular circumstances.

        Non-U.S. Holders are encouraged to consult with their tax advisors regarding the possible implications of FATCA on their investment in our common stock.

Information Reporting and Backup Withholding

        Under certain circumstances, Treasury regulations require information reporting and backup withholding on certain payments on common stock.

        Payment of dividends, and the tax withheld on those payments, are subject to information reporting requirements. These information reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable income tax treaty. We must report annually to the IRS and to each non-U.S. Holder the amount of dividends paid to that holder and the U.S. federal withholding tax withheld with respect to those dividends, regardless of whether withholding is reduced or eliminated by an applicable tax treaty. Under the provisions of an applicable income tax treaty or agreement, copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides.

        U.S. backup withholding (currently at a rate of 24%) is imposed on certain payments to persons that fail to furnish the information required under the U.S. information reporting requirements. Payments of dividends on or of proceeds from the disposition of our common stock will generally be exempt from backup withholding, provided the non-U.S. Holder meets applicable certification requirements, including providing a correct and properly executed IRS Form W-8BEN, W-8BEN-E (or other applicable form) or otherwise establishing an exemption and the payor does not have actual knowledge or reason to know that the non-U.S. holder is a U.S. person, as defined under the Code, that is not an exempt recipient.

        Backup withholding does not represent an additional tax. Any amounts withheld from a payment to a non-U.S. holder under the backup withholding rules will be allowed as a credit against the holder's United States federal income tax liability and may entitle the holder to a refund, provided that the required information or returns are timely furnished by the holder to the IRS.

        EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR CLASS A COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING

        We are offering the shares of common stock described in this prospectus through a number of underwriters. Keefe, Bruyette & Woods, Inc. and J.P. Morgan Securities LLC are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of Shares
Keefe, Bruyette & Woods, Inc.
J.P. Morgan Securities LLC

Total

        The underwriters are committed to purchase all the shares of common stock offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

        The underwriters propose to offer the shares of common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $            per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $            per share from the initial public offering price. After the initial offering of the shares to the public, if all of the shares of common stock are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

        The underwriters have an option to buy up to            additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

        The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $            per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

	Without option to purchase additional shares exercise	With full option to purchase additional shares exercise
Per Share	$	$
Total	$	$

        We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and

commissions, will be approximately $            . We have agreed to reimburse the underwriters for expenses of $            relating to the clearance of this offering with the Financial Industry Regulatory Authority, Inc. In addition, the underwriters have agreed to reimburse certain of our expenses in connection with this offering.

        At our request, the underwriters have reserved up to        % of the common stock being offered by this prospectus for sale at the initial public offering price to our directors, officers, employees and other individuals associated with us. The sales will be made by            , an underwriter of this offering, through a directed share program. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of common stock available to the general public. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of common stock. Reserved shares purchased by our directors and officers in the directed share program will be subject to lock-up restrictions described in this prospectus.

        A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

        We have agreed that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of Keefe, Bruyette & Woods, Inc. and J.P. Morgan Securities LLC for a period of 180 days after the date of this prospectus, other than the shares of our common stock to be sold hereunder and any shares of our common stock issued upon the exercise of options granted under our existing management incentive plans.

        Our directors and executive officers, and certain of our significant stockholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited customary exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of Keefe, Bruyette & Woods, Inc. and J.P. Morgan Securities LLC, (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock.

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

        We intend to apply to have our common stock approved for listing on the            under the symbol "HBT."

        In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be "covered" shorts, which are short positions in an amount not greater than the underwriters' option to purchase additional shares referred to above, or may be "naked" shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

        The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

        These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the            , in the over-the-counter market or otherwise.

        Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

        Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

  •
  the information set forth in this prospectus and otherwise available to the representatives;

  •
  our prospects and the history and prospects for the industry in which we compete;

  •
  an assessment of our management;

  •
  our prospects for future earnings;

  •
  the general condition of the securities markets at the time of this offering;

  •
  the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

  •
  other factors deemed relevant by the underwriters and us.

        Neither we nor the underwriters can assure investors that an active trading market will develop for our common stock, or that the shares will trade in the public market at or above the initial public offering price.

Selling Restrictions

General

        Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to Prospective Investors in Canada

        The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

        Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for particulars of these rights or consult with a legal advisor.

        Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in the European Economic Area

        In relation to each Member State of the European Economic Area (each, a "Relevant Member State"), no offer of shares may be made to the public in that Relevant Member State other than:

  A.
  to any legal entity which is a qualified investor as defined in the Prospectus Directive;

  B.
  to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

  C.
  in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares shall require the Company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

        Each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a "qualified investor" within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

        The Company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

        This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the underwriters to publish a prospectus for such offer.

        For the purpose of the above provisions, the expression "an offer to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression "Prospectus Directive" means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

        In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are "qualified investors" (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Order") and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons").

        Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

 LEGAL MATTERS

        The validity of the shares of our common stock offered hereby will be passed upon for us by Kirkland & Ellis LLP (a partnership that includes professional corporations), Chicago, Illinois. The underwriters have been represented by Davis Polk & Wardwell LLP, New York, New York.

EXPERTS

        The consolidated financial statements of Heartland Bancorp, Inc. appearing in this prospectus and registration statement as of December 31, 2018 and 2017 and for each of the years in the three-year period ended December 31, 2018 have been audited by RSM US LLP, an independent registered public accounting firm, as stated in their report appearing elsewhere herein and are included in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to our common stock offered hereby. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and our common stock that we propose to sell in this offering, we refer you to the registration statement and the exhibits filed as a part of the registration statement. Statements contained in this prospectus as to the contents of any contract or any other document filed as an exhibit to the registration statement are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed as an exhibit to the registration statement.

        Following the completion of this offering, we will be required to comply with various regulatory and reporting requirements as a publicly-traded company, including those required by the SEC. We maintain an Internet site at                                    . Information on, or accessible through, our website is not part of this prospectus or the registration statement of which it forms a part.

        The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC through the SEC's Electronic Data Gathering, Analysis and Retrieval (EDGAR) system. This system can be accessed at www.sec.gov.

HEARTLAND BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

March 31, 2019 and December 31, 2018

	(Unaudited) March 31, 2019	December 31, 2018
	(dollars in thousands)
ASSETS
Cash and due from banks	$17,984	$21,343
Interest-bearing deposits with banks	142,518	165,536

Cash and cash equivalents	160,502	186,879
Interest-bearing time deposits with banks	248	248
Securities available-for-sale, at fair value	681,233	679,526
Securities held-to-maturity (fair value of $117,778 in 2019 and $121,506 in 2018)	116,745	121,715
Equity securities	3,994	3,261
Restricted stock, at cost	2,719	2,719
Loans held for sale	2,496	2,800
Loans, net of allowance for loan losses of $21,013 in 2019 and $20,509 in 2018	2,162,309	2,123,748
Bank premises and equipment, net	54,185	54,736
Bank premises held for sale	208	749
Foreclosed assets	10,151	9,559
Goodwill	23,620	23,620
Core deposit intangible assets, net	5,077	5,453
Mortgage servicing rights, at fair value	9,916	10,918
Investments in unconsolidated subsidiaries	1,165	1,165
Accrued interest receivable	15,256	15,300
Other assets	7,843	7,173

Total assets	$3,257,667	$3,249,569

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities
Deposits:
Noninterest-bearing	$661,527	$664,876
Interest-bearing	2,159,916	2,131,094

Total deposits	2,821,443	2,795,970
Securities sold under agreements to repurchase	40,528	46,195
Subordinated debentures	37,533	37,517
Other liabilities	29,570	29,491

Total liabilities	2,929,074	2,909,173

COMMITMENTS AND CONTINGENCIES (Notes 8 and 15)
Stockholders' Equity
Common stock:
Voting—$1 par value, 20,000 shares authorized, 15,789 shares issued, 13,415.6 shares outstanding	16	16
Series A nonvoting—$1 par value, 1,200,000 shares authorized, 891,798 shares issued, 887,960 shares outstanding	892	892
Surplus	31,561	31,561
Retained earnings	298,131	315,234
Accumulated other comprehensive income (loss)	1,012	(4,288)
Less cost of treasury stock held:
Voting—2,373.4 shares	(1,667)	(1,667)
Series A nonvoting—3,838 shares	(1,352)	(1,352)

Total stockholders' equity	328,593	340,396

Total liabilities and stockholders' equity	$3,257,667	$3,249,569

See accompanying Notes to Consolidated Financial Statements (Unaudited)

HEARTLAND BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

Three Months Ended March 31, 2019 and 2018

(Unaudited)

	Three Months Ended March 31,
	2019	2018
	(dollars in thousands, except per share amounts)
INTEREST AND DIVIDEND INCOME
Loans, including fees:
Taxable	$30,070	$26,637
Non-taxable	711	595
Securities:
Taxable	3,829	3,479
Non-taxable	1,645	1,976
Interest-bearing deposits in bank	687	340
Other interest and dividend income	15	14

Total interest and dividend income	36,957	33,041
INTEREST EXPENSE
Deposits	1,983	1,185
Securities sold under agreements to repurchase	14	9
Borrowings	3	139
Subordinated debentures	497	397

Total interest expense	2,497	1,730

Net interest income	34,460	31,311
PROVISION (CREDIT) FOR LOAN LOSSES	776	(351)

Net interest income after provision for loan losses	33,684	31,662
NONINTEREST INCOME
Wealth management fees	1,625	1,650
Title insurance activity	129	249
Service charges on deposit accounts	1,723	1,879
Net unrealized gain (loss) on equity securities with readily determinable fair values	79	(13)
Gain on sale of mortgage loans	525	666
Mortgage servicing	(273)	1,261
Card income	1,784	1,719
Other noninterest income	1,792	1,214

Total noninterest income	7,384	8,625
NONINTEREST EXPENSE
Salaries	12,407	12,437
Employee benefits	1,359	1,616
Occupancy of bank premises	1,756	1,712
Furniture and equipment	789	838
Data processing	1,134	1,233
Marketing and customer relations	933	1,022
Amortization of intangible assets	376	390
FDIC insurance	219	258
Loan fees	424	406
Foreclosed assets, net	178	(61)
Other noninterest expense	2,542	2,199

Total noninterest expense	22,117	22,050

INCOME BEFORE INCOME TAX EXPENSE	18,951	18,237
INCOME TAX EXPENSE	215	159

NET INCOME	$18,736	$18,078

BASIC EARNINGS PER SHARE	$20.79	$20.01

DILUTED EARNINGS PER SHARE	$20.79	$20.01

WEIGHTED AVERAGE SHARES OF COMMON STOCK OUTSTANDING	901,375.6	903,534.6

See accompanying Notes to Consolidated Financial Statements (Unaudited)

HEARTLAND BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Three Months Ended March 31, 2019 and 2018

(Unaudited)

	Three Months Ended March 31,
	2019	2018
	(dollars in thousands)
NET INCOME	$18,736	$18,078
OTHER COMPREHENSIVE INCOME (LOSS)
Unrealized gains (losses) on securities available-for-sale	5,656	(7,082)
Reclassification adjustment for accretion of net unrealized gain on securities transferred to held-to-maturity	(82)	(94)
Unrealized gains (losses) on derivative instruments	(244)	(80)
Reclassification adjustment for net settlements on derivative instruments	(30)	(57)

Total other comprehensive income (loss)	5,300	(7,313)

TOTAL COMPREHENSIVE INCOME	$24,036	$10,765

See accompanying Notes to Consolidated Financial Statements (Unaudited)

HEARTLAND BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Three Months Ended March 31, 2019 and 2018

(Unaudited)

	Common Stock				Accumulated Other Comprehensive Income (Loss)
				Retained Earnings		Treasury Stock	Total Stockholders' Equity
	Voting	Series A	Surplus
	(dollars in thousands, except per share data)
Balance, December 31, 2017	$16	$892	$31,561	$293,934	$(375)	$(2,112)	$323,916
Adoption of ASU 2016-01	—	—	—	122	(122)	—	—
Net income	—	—	—	18,078	—	—	18,078
Other comprehensive loss	—	—	—	—	(7,313)	—	(7,313)
Cash dividends ($14.85 per share)	—	—	—	(13,416)	—	—	(13,416)

Balance, March 31, 2018	$16	$892	$31,561	$298,718	$(7,810)	$(2,112)	$321,265

Balance, December 31, 2018	$16	$892	$31,561	$315,234	$(4,288)	$(3,019)	$340,396
Net income	—	—	—	18,736	—	—	18,736
Other comprehensive income	—	—	—	—	5,300	—	5,300
Cash dividends ($39.76 per share)	—	—	—	(35,839)	—	—	(35,839)

Balance, March 31, 2019	$16	$892	$31,561	$298,131	$1,012	$(3,019)	$328,593

See accompanying Notes to Consolidated Financial Statements (Unaudited)

HEARTLAND BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Three Months Ended March 31, 2019 and 2018

(Unaudited)

	Three Months Ended March 31,
	2019	2018
	(dollars in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$18,736	$18,078
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	703	768
Provision (credit) for loan losses	776	(351)
Net amortization of securities	932	1,305
Net accretion of discount and deferred loan fees on loans	(1,699)	(1,443)
Net unrealized (gain) loss on equity securities	(79)	13
Net gain on sales of bank premises and equipment	(30)	—
Net gain on sales of bank premises held for sale	(79)	(109)
Impairment losses on bank premises held for sale	—	9
Net gain on sales of foreclosed assets	(89)	(130)
Gain on loan foreclosures	—	(96)
Write-down of foreclosed assets	125	172
Amortization of intangibles	376	390
Decrease (increase) in mortgage servicing rights	1,002	(431)
Amortization of subordinated debt purchase accounting adjustment	16	17
Mortgage loans originated for sale	(21,780)	(27,667)
Proceeds from sale of mortgage loans	22,609	29,522
Net gain on sale of mortgage loans	(525)	(666)
Gain on sale of First Community Title Services, Inc.	(498)	—
Decrease in accrued interest receivable	44	1,059
Decrease in other assets	437	4,795
Increase in other liabilities	(1,302)	(5,455)

Net cash provided by operating activities	19,675	19,780

CASH FLOWS FROM INVESTING ACTIVITIES
Net change in interest-bearing time deposits with banks	—	248
Proceeds from paydowns, maturities, and calls of securities	41,784	44,452
Purchase of securities	(34,149)	(49,672)
Net increase in loans	(38,777)	(5,372)
Purchase of restricted stock	—	(2,351)
Proceeds from redemption of restricted stock	—	2,514
Purchases of bank premises and equipment	(298)	(102)
Proceeds from sales of bank premises and equipment	176	1
Proceeds from sales of bank premises held for sale	620	435
Proceeds from sales of foreclosed assets	511	2,285
Cash received from sale of First Community Title Services, Inc.	114	—

Net cash used in investing activities	(30,019)	(7,562)

CASH FLOWS FROM FINANCING ACTIVITIES
Net increase (decrease) in deposits	25,473	(23,347)
Net decrease in repurchase agreements	(5,667)	(5,885)
Cash dividends paid	(35,839)	(13,416)

Net cash used in financing activities	(16,033)	(42,648)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(26,377)	(30,430)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	186,879	165,683

CASH AND CASH EQUIVALENTS AT END OF YEAR	$160,502	$135,253

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the year for:
Interest	$2,182	$1,706

Income taxes	$880	$850

SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING ACTIVITIES
Transfers of loans to foreclosed assets	$1,408	$750

Sales of foreclosed assets through loan origination	$269	$203

See accompanying Notes to Consolidated Financial Statements (Unaudited)

HEARTLAND BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 1—ACCOUNTING POLICIES

Basis of Presentation

        The unaudited consolidated financial statements, including the notes thereto of Heartland Bancorp, Inc. (the Company), have been prepared in accordance with generally accepted accounting principles (GAAP) interim reporting requirements, and therefore do not include all information and notes included in the annual consolidated financial statements in conformity with GAAP. These interim unaudited consolidated financial statements and notes thereto should be read in conjunction with the Company's audited consolidated financial statements and accompanying notes included elsewhere in this prospectus. The Company's principal business activity is banking, conducted through its wholly owned subsidiaries, Heartland Bank and Trust Company (HBT) and State Bank of Lincoln (SBL). HBT and SBL are collectively referred to as "the Banks".

        The unaudited consolidated financial statements include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results for the interim periods. The results for interim periods are not necessarily indicative of results for a full year.

Use of Estimates

        The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and general banking industry. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and the reported results of operations for the periods then ended.

        Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant changes in the near term relate to the determination of the allowance for loan losses.

Income Taxes

        The Company, with the consent of its stockholders, has elected to be taxed under sections of federal and state income tax law as an "S corporation" which provides that, in lieu of Company income taxes, except for state replacement and franchise taxes, the stockholders separately account for their pro rata shares of the Company's items of income, deductions, losses and credits. As a result of this election, no income taxes, other than state replacement and franchise taxes, have been recognized in the accompanying consolidated financial statements. As of March 31, 2019, the Company's reported net assets were greater than their tax bases by approximately $277,000. No provision has been made for any amounts which may be advanced or paid as dividends to the stockholders to assist them in paying their personal taxes on the income from the Company.

        The Company files consolidated federal and state income tax returns. The Company is no longer subject to federal or state income tax examinations for years prior to 2015.

        With regard to uncertain tax matters, the Company recognizes in the consolidated financial statements the impact of a tax position taken, or expected to be taken, if it is more likely than not that the position will be sustained on audit based on the technical merit of the position. Management has analyzed the tax positions taken by the Company and concluded as of March 31, 2019 and

HEARTLAND BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 1—ACCOUNTING POLICIES (Continued)

December 31, 2018, there are no uncertain tax positions taken or expected to be taken that require recognition of a liability or disclosure in the consolidated financial statements. When applicable, the Company recognizes interest accrued related to unrecognized tax benefits and penalties in operating expenses.

Segment Reporting

        The Company's operations consist of one reportable segment called community banking. The operations of the non-bank subsidiaries of the Company primarily support the operations of the Banks. While the Company's management monitors both bank subsidiaries' operations and profitability separately, these subsidiaries have been aggregated into one reportable segment due to the similarities in products and services, customer base, operations, profitability measures, and economic characteristics.

Reclassifications

        Certain prior period amounts have been reclassified to conform to the current period presentation without any impact on the reported amounts of net income or stockholders' equity.

Subsequent Events

        In preparing these consolidated financial statements, the Company has evaluated events and transactions for potential of recognition or disclosure through the date the financial statements were issued.

Sale of First Community Title Services, Inc.

        On February 15, 2019, the Company consummated an agreement to sell the First Community Title Services, Inc. to Illinois Real Estate Title Center, LLC, an Illinois limited liability company, for a combination of cash and an equity interest in Illinois Real Estate Title Center, LLC representing total consideration of approximately $498,000.

Recent Accounting Pronouncements

        On January 1, 2019, the Company adopted Accounting Standards Update (ASU) 2016-02, Leases (Topic 842). Under the new guidance in this ASU, lessees will be required to recognize the following for all leases (with the exception of short-term leases) at the commencement date: (1) a lease liability, which is a lessee`s obligation to make lease payments arising from a lease, measured on a discounted basis; and (2) a right-of-use asset, which is an asset that represents the lessee's right to use, or control the use of, a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. Certain targeted improvements were made to align, where necessary, lessor accounting with the lessee accounting model and Topic 606, Revenue from Contracts with Customers. The new lease guidance also simplified the accounting for sale and leaseback transactions primarily because lessees must recognize lease assets and lease liabilities. Lessees will no longer be provided with a source of off-balance sheet financing. ASU 2016-02 is effective for years beginning after December 31, 2019, including interim periods within those years. Early application is permitted. On January 1, 2019, the

HEARTLAND BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 1—ACCOUNTING POLICIES (Continued)

Company adopted this standard without a material impact on the Company's results of operations or financial condition.

        In June 2016, the Financial Accounting Standards Board (FASB) issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts and requires enhanced disclosures related to the significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an organization's portfolio. In addition, ASU 2016-13 amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. ASU 2016-13 is effective for years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted for years beginning after December 31, 2018, including interim periods within those years. The Company is currently evaluating the effect that this standard will have on the consolidated financial statements.

        In January 2017, the FASB issued ASU 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. This ASU simplifies measurement of goodwill and eliminates Step 2 from the goodwill impairment test. Under the ASU, a company should perform its goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An impairment charge should be recognized for the amount by which the carrying amount exceeds the reporting unit's fair value. The impairment charge is limited to the amount of goodwill allocated to that reporting unit. The amendments in this update are effective for annual or any interim goodwill impairment tests in years beginning after December 15, 2021, including interim periods within those years. Early adoption is permitted for goodwill impairment tests performed on testing dates after January 1, 2017. This standard is not expected to have a material impact on the Company's consolidated results of operations or financial position.

        In March 2017, the FASB issued ASU 2017-08, Receivables—Nonrefundable Fees and Other Costs (Subtopic 310-20), Premium Amortization on Purchased Callable Debt Securities. ASU 2017-08 shortens the amortization period for certain callable debt securities held at a premium, requiring the premium to be amortized to the earliest call date. ASU 2017-08 does not require an accounting change for securities held at a discount; the discount continues to be amortized to maturity. This guidance is effective for years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early application is permitted. The adoption of this ASU requires use of a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. The Company adopted this standard on January 1, 2019 without a material impact on the Company's consolidated results of operations or financial condition.

        In August 2017, the FASB issued ASU 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities. ASU 2017-12 improves the financial reporting of hedging relationships to better portray the economic results of an entity's risk management activities in its financial statements and make certain targeted improvements to simplify the application of the hedge accounting guidance in current generally accepted accounting principles. The Company adopted this standard on January 1, 2018 without a material impact on the Company's consolidated results of operations or financial condition.

HEARTLAND BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 1—ACCOUNTING POLICIES (Continued)

        In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 removes, modifies, and adds certain disclosure requirements on fair value measurements. This guidance is effective for annual reporting periods beginning after December 15, 2019, including interim periods within those fiscal years, with early adoption permitted. This standard is not expected to have a material impact on the Company's consolidated results of operations or financial position.

        In October 2018, the FASB issued ASU 2018-16, Derivatives and Hedging (Topic 815): Inclusion of the Secured Overnight Financing Rate (SOFR) Overnight Index Swap Rate as a Benchmark Interest Rate for Hedge Accounting Purposes. ASU 2018-16 permits the use of the SOFR Overnight Index Swap Rate as a U.S. benchmark interest rate for hedge accounting purposes under ASC 815. The Company adopted this standard on January 1, 2019 without a material impact on the Company's consolidated results of operations or financial condition.

NOTE 2—TRANSACTIONS BETWEEN ENTITIES UNDER COMMON CONTROL

        On October 29, 2018, the Company entered into an agreement to exchange 100% of the outstanding stock of Lincoln S.B. Corp., an Illinois Corporation headquartered in Lincoln, Illinois, for shares of Heartland Bancorp, Inc. Series A common stock. The transaction was completed on December 31, 2018 (the effective date). State Bank of Lincoln, which was Lincoln S.B. Corp.'s wholly-owned subsidiary prior to the agreement, offers a full line of quality retail and commercial banking products through six branches in central Illinois. The Company has operated State Bank of Lincoln as a separate subsidiary since the transaction was completed.

        Under the terms of the definitive agreement, the 14,548 issued and outstanding shares of Lincoln S.B. Corp. common stock were converted into 69,128 shares of Heartland Bancorp, Inc. Series A common stock and approximately $6,000 paid in cash for fractional shares. In addition to the shares exchanged and cash paid for fractional shares, an additional $500,000 in cash was deposited into an escrow account. After 12 months, the escrow agreement shall expire, and the funds held in escrow shall be distributed to the Lincoln S.B. Corp. shareholders.

        The voting ownership of Heartland Bancorp, Inc. and Lincoln S.B. Corp. were considered under common control on the effective date of the transaction and for all periods presented in the consolidated financial statements.

        This transaction was accounted for as a change in reporting entity and, accordingly, Heartland Bancorp, Inc., the receiving entity, recognized assets and liabilities transferred at their carrying amounts in the accounts of Lincoln S.B. Corp., the transferring entity, on the effective date of the transaction. The results of operations are reported as though the exchange of equity interests had occurred at the beginning of the periods presented. For similar assets and liabilities accounted for using different accounting methods, the carrying amounts have been retrospectively adjusted to the basis of accounting used by Heartland Bancorp, Inc. Significant intra-entity transactions and accounts have been eliminated in consolidation.

HEARTLAND BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 3—SECURITIES

        Securities as shown in these consolidated financial statements reflect revised categories as required by the Company's adoption of ASU 2016-01 on January 1, 2018. That new guidance refined the definition of equity securities and required their segregation from debt securities available-for-sale.

        While changes in the fair value of debt securities available-for-sale continue to be recorded in accumulated other comprehensive income (loss), the new guidance requires changes in the fair value of equity securities to be recorded in current earnings. As required by the new guidance, the unrealized gain in fair value on equity securities (recorded in accumulated other comprehensive loss at December 31, 2017) was reclassified to retained earnings on January 1, 2018. The amount of the reclassification was $122,000.

        The carrying balances of the securities were as follows:

	March 31, 2019	December 31, 2018
	(dollars in thousands)
Securities available-for-sale	$681,233	$679,526
Securities held-to-maturity	116,745	121,715
Equity securities:
Readily determinable fair value	3,160	3,081
No readily determinable fair value	834	180

Total securities	$801,972	$804,502

        The Company has elected to measure the equity securities with no readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes for identical or similar securities of the same issuer. During the three months ended March 31, 2019 and 2018, the Company did not record any impairment or other adjustments to the carrying amount of the equity securities with no readily determinable fair values.

        The amortized cost and fair values of securities available-for-sale, with gross unrealized gains and losses, are as follows:

March 31, 2019	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(dollars in thousands)
Available-for-sale:
U.S. government agency	$45,691	$376	$(193)	$45,874
Municipal	157,531	1,515	(319)	158,727
Agency mortgage-backed:
Residential	243,210	1,509	(1,327)	243,392
Commercial	145,900	691	(1,233)	145,358
Private-label mortgage-backed	173	1	—	174
Corporate	87,633	428	(353)	87,708

Total	$680,138	$4,520	$(3,425)	$681,233

HEARTLAND BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 3—SECURITIES (Continued)

December 31, 2018	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(dollars in thousands)
Available-for-sale:
U.S. government agency	$46,977	$250	$(361)	$46,866
Municipal	161,957	761	(1,268)	161,450
Agency mortgage-backed:
Residential	235,903	788	(2,388)	234,303
Commercial	151,878	285	(2,082)	150,081
Private-label mortgage-backed	254	2	—	256
Corporate	87,118	207	(755)	86,570

Total	$684,087	$2,293	$(6,854)	$679,526

        The carrying value and fair value of securities held-to-maturity, with gross unrealized gains and losses, are as follows:

March 31, 2019	Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(dollars in thousands)
Held-to-maturity:
Municipal	$68,952	$1,453	$—	$70,405
Agency mortgage-backed:
Residential	22,615	21	(672)	21,964
Commercial	25,178	462	(231)	25,409

Total	$116,745	$1,936	$(903)	$117,778

December 31, 2018	Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(dollars in thousands)
Held-to-maturity:
Municipal	$73,176	$1,149	$(42)	$74,283
Agency mortgage-backed:
Residential	23,192	—	(998)	22,194
Commercial	25,347	177	(495)	25,029

Total	$121,715	$1,326	$(1,535)	$121,506

        Amortized cost of securities held-to-maturity amounted to $68,845,000 and $72,982,000 for municipal securities and $47,860,000 and $48,611,000 for mortgage-backed securities as of March 31, 2019 and December 31, 2018, respectively.

HEARTLAND BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 3—SECURITIES (Continued)

        As of March 31, 2019 and December 31, 2018, the Banks had securities with a carrying value of $280,680,000 and $291,404,000, respectively, which were pledged to secure public and trust deposits, securities sold under agreements to repurchase, and for other purposes required or permitted by law.

        The Company has no direct exposure to the State of Illinois, but approximately 52% of the obligations of local municipalities portfolio consists of securities issued by municipalities located in Illinois as of March 31, 2019. Approximately 91% of such securities were general obligation issues as of March 31, 2019.

        The amortized cost and fair value of securities available-for-sale and the carrying value and fair value of securities held-to-maturity, as of March 31, 2019, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Available-for-Sale		Held-to-Maturity
	Amortized Cost	Fair Value	Carrying Value	Fair Value
	(dollars in thousands)
Due in 1 year or less	$54,854	$54,827	$403	$404
Due after 1 year through 5 years	134,869	135,662	22,736	23,080
Due after 5 years through 10 years	92,092	92,805	40,141	41,090
Due after 10 years	9,040	9,015	5,672	5,831
Agency mortgage-backed:
Residential	243,210	243,392	22,615	21,964
Commercial	145,900	145,358	25,178	25,409
Private-label mortgage-backed	173	174	—	—

Total	$680,138	$681,233	$116,745	$117,778

        There were no sales of securities during the three months ended March 31, 2019 and 2018.

HEARTLAND BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 3—SECURITIES (Continued)

        The following tables present gross unrealized losses and fair value of investments, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of March 31, 2019 and December 31, 2018:

	Investments in a Continuous Unrealized Loss Position
	Less than 12 Months		12 Months or More		Total
March 31, 2019	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value
	(dollars in thousands)
Available-for-sale:
U.S. government agency	$—	$—	$(193)	$26,566	$(193)	$26,566
Municipal	(1)	1,143	(318)	40,405	(319)	41,548
Agency mortgage-backed:
Residential	(70)	20,079	(1,257)	103,115	(1,327)	123,194
Commercial	(9)	7,394	(1,224)	93,636	(1,233)	101,030
Corporate	(143)	14,854	(210)	44,340	(353)	59,194

Total	$(223)	$43,470	$(3,202)	$308,062	$(3,425)	$351,532

Held-to-maturity:
Agency mortgage-backed:
Residential	$—	$—	$(672)	$19,190	$(672)	$19,190
Commercial	—	—	(231)	13,656	(231)	13,656

Total	$—	$—	$(903)	$32,846	$(903)	$32,846

	Investments in a Continuous Unrealized Loss Position
	Less than 12 Months		12 Months or More		Total
December 31, 2018	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value
	(dollars in thousands)
Available-for-sale:
U.S. government agency	$(302)	$19,079	$(59)	$7,938	$(361)	$27,017
Municipal	(230)	31,034	(1,038)	59,702	(1,268)	90,736
Agency mortgage-backed:
Residential	(299)	40,864	(2,089)	99,967	(2,388)	140,831
Commercial	(262)	35,462	(1,820)	81,899	(2,082)	117,361
Corporate	(263)	20,734	(492)	39,054	(755)	59,788

Total	$(1,356)	$147,173	$(5,498)	$288,560	$(6,854)	$435,733

Held-to-maturity:
Municipal	$(32)	$4,166	$(10)	$1,856	$(42)	$6,022
Agency mortgage-backed:
Residential	(59)	4,046	(939)	17,564	(998)	21,610
Commercial	(67)	8,910	(428)	10,413	(495)	19,323

Total	$(158)	$17,122	$(1,377)	$29,833	$(1,535)	$46,955

HEARTLAND BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 3—SECURITIES (Continued)

        As of March 31, 2019, there were 272 securities in an unrealized loss position for a period of twelve months or more, and 27 securities in an unrealized loss position for a period of less than twelve months. These unrealized losses are primarily a result of fluctuations in interest rates in the bond market. In analyzing an issuer's financial condition, management considers whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, and industry analysts' reports. Management believes that all declines in value of these securities are deemed to be temporary.

NOTE 4—LOANS AND THE ALLOWANCE FOR LOAN LOSSES

        Major categories of loans as of March 31, 2019 and December 31, 2018 are summarized as follows:

	March 31, 2019	December 31, 2018
	(dollars in thousands)
Commercial and industrial	$361,179	$357,923
Agricultural and farmland	206,663	208,709
Commercial real estate—owner occupied	240,854	245,270
Commercial real estate—non-owner occupied	535,596	512,188
Multi-family	144,721	134,057
Construction and land development	219,177	232,957
Residential real estate	308,648	300,010
Municipal, consumer, and other	113,722	98,475

Gross loans, excluding loans acquired with deteriorated credit quality	2,130,560	2,089,589
Allowance for loan losses	(20,525)	(19,985)

Loans, excluding loans acquired with deteriorated credit quality, net	2,110,035	2,069,604
Gross loans acquired with deteriorated credit quality	52,762	54,668
Allowance for loan losses	(488)	(524)

Loans acquired with deteriorated credit quality, net	52,274	54,144

Total loans, net	$2,162,309	$2,123,748

HEARTLAND BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 4—LOANS AND THE ALLOWANCE FOR LOAN LOSSES (Continued)

        The following tables detail activity in the allowance for loan losses (excluding loans acquired with deteriorated credit quality) for the three months ended March 31, 2019 and 2018.

Three Months Ended March 31, 2019	Commercial and Industrial	Agricultural and Farmland	Commercial Real Estate Owner Occupied	Commercial Real Estate Non-owner Occupied	Multi-Family	Construction and Land Development	Residential Real Estate	Municipal, Consumer, and Other	Total
	(dollars in thousands)
Allowance for loan losses:
Balance, December 31, 2018	$3,742	$2,650	$2,489	$2,639	$907	$3,738	$2,729	$1,091	$19,985
Provision for loan losses	223	426	(112)	73	56	(53)	192	7	812
Charge-offs	(256)	—	(65)	—	—	—	(37)	(175)	(533)
Recoveries	48	—	19	4	—	11	111	68	261

Balance, March 31, 2019	$3,757	$3,076	$2,331	$2,716	$963	$3,696	$2,995	$991	$20,525

Three Months Ended March 31, 2018	Commercial and Industrial	Agricultural and Farmland	Commercial Real Estate Owner Occupied	Commercial Real Estate Non-owner Occupied	Multi-Family	Construction and Land Development	Residential Real Estate	Municipal, Consumer, and Other	Total
	(dollars in thousands)
Allowance for loan losses:
Balance, December 31, 2017	$4,893	$2,385	$1,510	$2,474	$966	$2,940	$2,652	$1,282	$19,102
Provision for loan losses	(1,014)	(192)	(125)	322	(29)	100	626	63	(249)
Charge-offs	(102)	—	(1)	(28)	—	(53)	(212)	(175)	(571)
Recoveries	62	—	2	31	—	33	143	73	344

Balance, March 31, 2018	$3,839	$2,193	$1,386	$2,799	$937	$3,020	$3,209	$1,243	$18,626

        The following tables detail activity in the allowance for loan losses for loans acquired with deteriorated credit quality for the three months ended March 31, 2019 and 2018.

Three Months Ended March 31, 2019	Commercial and Industrial	Agricultural and Farmland	Commercial Real Estate Owner Occupied	Commercial Real Estate Non-owner Occupied	Multi-Family	Construction and Land Development	Residential Real Estate	Municipal, Consumer, and Other	Total
	(dollars in thousands)
Allowance for loan losses:
Balance, December 31, 2018	$6	$—	$17	$5	$5	$438	$53	$—	$524
Provision for loan losses	(1)	172	5	1	4	(237)	19	1	(36)
Charge-offs	—	—	—	—	—	—	—	—	—
Recoveries	—	—	—	—	—	—	—	—	—

Balance, March 31, 2019	$5	$172	$22	$6	$9	$201	$72	$1	$488

Three Months Ended March 31, 2018	Commercial and Industrial	Agricultural and Farmland	Commercial Real Estate Owner Occupied	Commercial Real Estate Non-owner Occupied	Multi-Family	Construction and Land Development	Residential Real Estate	Municipal, Consumer, and Other	Total
	(dollars in thousands)
Allowance for loan losses:
Balance, December 31, 2017	$518	$—	$—	$2	$31	$41	$71	$—	$663
Provision for loan losses	(154)	—	—	11	(31)	95	(23)	—	(102)
Charge-offs	—	—	—	—	—	—	—	—	—
Recoveries	—	—	—	—	—	—	—	—	—

Balance, March 31, 2018	$364	$—	$—	$13	$—	$136	$48	$—	$561

HEARTLAND BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 4—LOANS AND THE ALLOWANCE FOR LOAN LOSSES (Continued)

        The following tables present the recorded investments in loans and the allowance for loan losses by category as of March 31, 2019 and December 31, 2018.

March 31, 2019	Commercial and Industrial	Agricultural and Farmland	Commercial Real Estate Owner Occupied	Commercial Real Estate Non-owner Occupied	Multi-Family	Construction and Land Development	Residential Real Estate	Municipal, Consumer, and Other	Total
	(dollars in thousands)
Loan balances:
Individually evaluated for impairment	$14,345	$11,369	$19,047	$8,277	$1,354	$3,011	$12,536	$385	$70,324
Collectively evaluated for impairment	346,834	195,294	221,807	527,319	143,367	216,166	296,112	113,337	2,060,236
Acquired with deteriorated credit quality	2,739	1,154	9,420	20,790	1,653	4,312	12,576	118	52,762

Total	$363,918	$207,817	$250,274	$556,386	$146,374	$223,489	$321,224	$113,840	$2,183,322

Allowance for loan losses:
Individually evaluated for impairment	$1,570	$492	$923	$72	$281	$1,752	$1,465	$67	$6,622
Collectively evaluated for impairment	2,187	2,584	1,408	2,644	682	1,944	1,530	924	13,903
Acquired with deteriorated credit quality	5	172	22	6	9	201	72	1	488

Total	$3,762	$3,248	$2,353	$2,722	$972	$3,897	$3,067	$992	$21,013

December 31, 2018	Commercial and Industrial	Agricultural and Farmland	Commercial Real Estate Owner Occupied	Commercial Real Estate Non-owner Occupied	Multi-Family	Construction and Land Development	Residential Real Estate	Municipal, Consumer, and Other	Total
	(dollars in thousands)
Loan balances:
Individually evaluated for impairment	$7,488	$11,295	$19,202	$7,820	$1,678	$3,331	$12,837	$416	$64,067
Collectively evaluated for impairment	350,435	197,414	226,068	504,368	132,379	229,626	287,173	98,059	2,025,522
Acquired with deteriorated credit quality	2,578	1,166	9,804	21,722	1,868	4,318	13,098	114	54,668

Total	$360,501	$209,875	$255,074	$533,910	$135,925	$237,275	$313,108	$98,589	$2,144,257

Allowance for loan losses:
Individually evaluated for impairment	$1,554	$39	$1,066	$73	$267	$1,714	$1,265	$67	$6,045
Collectively evaluated for impairment	2,188	2,611	1,423	2,566	640	2,024	1,464	1,024	13,940
Acquired with deteriorated credit quality	6	—	17	5	5	438	53	—	524

Total	$3,748	$2,650	$2,506	$2,644	$912	$4,176	$2,782	$1,091	$20,509

HEARTLAND BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 4—LOANS AND THE ALLOWANCE FOR LOAN LOSSES (Continued)

        The following tables present loans individually evaluated for impairment by category of loans as of March 31, 2019 and December 31, 2018.

March 31, 2019	Unpaid Principal Balance	Recorded Investment	Related Allowance	Average Recorded Investment	Interest Income Recognized
	(dollars in thousands)
With an allowance recorded:
Commercial and industrial	$3,110	$3,111	$1,570	$3,122	$35
Agricultural and farmland	1,710	1,716	492	1,733	20
Commercial real estate—owner occupied	6,205	6,203	923	6,450	69
Commercial real estate—non-owner occupied	102	102	72	103	2
Multi-family	1,354	1,354	281	1,359	18
Construction and land development	2,891	2,890	1,752	2,892	44
Residential real estate	3,019	3,007	1,465	3,034	22
Municipal, consumer, and other	242	243	67	241	2

Total	$18,633	$18,626	$6,622	$18,934	$212

With no related allowance:
Commercial and industrial	$11,230	$11,234	$—	$11,251	$93
Agricultural and farmland	9,655	9,653	—	9,562	101
Commercial real estate—owner occupied	12,843	12,844	—	13,024	133
Commercial real estate—non-owner occupied	8,175	8,175	—	8,242	87
Multi-family	—	—	—	—	—
Construction and land development	122	121	—	123	1
Residential real estate	9,558	9,529	—	9,641	69
Municipal, consumer, and other	140	142	—	146	1

Total	$51,723	$51,698	$—	$51,989	$485

Total:
Commercial and industrial	$14,340	$14,345	$1,570	$14,373	$128
Agricultural and farmland	11,365	11,369	492	11,295	121
Commercial real estate—owner occupied	19,048	19,047	923	19,474	202
Commercial real estate—non-owner occupied	8,277	8,277	72	8,345	89
Multi-family	1,354	1,354	281	1,359	18
Construction and land development	3,013	3,011	1,752	3,015	45
Residential real estate	12,577	12,536	1,465	12,675	91
Municipal, consumer, and other	382	385	67	387	3

Total	$70,356	$70,324	$6,622	$70,923	$697

HEARTLAND BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 4—LOANS AND THE ALLOWANCE FOR LOAN LOSSES (Continued)

December 31, 2018	Unpaid Principal Balance	Recorded Investment	Related Allowance	Average Recorded Investment	Interest Income Recognized
	(dollars in thousands)
With an allowance recorded:
Commercial and industrial	$2,833	$2,833	$1,554	$4,274	$106
Agricultural and farmland	406	406	39	566	16
Commercial real estate—owner occupied	2,323	2,322	1,066	3,574	67
Commercial real estate—non-owner occupied	103	103	73	640	7
Multi-family	1,362	1,362	267	1,472	66
Construction and land development	3,136	3,135	1,714	2,593	161
Residential real estate	3,022	3,008	1,265	3,377	82
Municipal, consumer, and other	230	231	67	302	5

Total	$13,415	$13,400	$6,045	$16,798	$510

With no related allowance:
Commercial and industrial	$4,651	$4,655	$—	$5,093	$59
Agricultural and farmland	10,888	10,889	—	8,815	526
Commercial real estate—owner occupied	16,891	16,880	—	12,217	384
Commercial real estate—non-owner occupied	7,715	7,717	—	7,110	147
Multi-family	316	316	—	355	17
Construction and land development	198	196	—	528	3
Residential real estate	9,874	9,829	—	10,706	168
Municipal, consumer, and other	184	185	—	297	5

Total	$50,717	$50,667	$—	$45,121	$1,309

Total:
Commercial and industrial	$7,484	$7,488	$1,554	$9,367	$165
Agricultural and farmland	11,294	11,295	39	9,381	542
Commercial real estate—owner occupied	19,214	19,202	1,066	15,791	451
Commercial real estate—non-owner occupied	7,818	7,820	73	7,750	154
Multi-family	1,678	1,678	267	1,827	83
Construction and land development	3,334	3,331	1,714	3,121	164
Residential real estate	12,896	12,837	1,265	14,083	250
Municipal, consumer, and other	414	416	67	599	10

Total	$64,132	$64,067	$6,045	$61,919	$1,819

HEARTLAND BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 4—LOANS AND THE ALLOWANCE FOR LOAN LOSSES (Continued)

        The following tables present the recorded investment in loans by category based on current payment and accrual status as of March 31, 2019 and December 31, 2018:

	Accruing Interest
March 31, 2019	Current	30 - 89 Days Past Due	90+ Days Past Due	Nonaccrual	Total Loans
	(dollars in thousands)
Commercial and industrial	$357,444	$2,530	$22	$1,183	$361,179
Agricultural and farmland	204,392	229	—	2,042	206,663
Commercial real estate—owner occupied	235,823	392	—	4,639	240,854
Commercial real estate—non-owner occupied	535,403	193	—	—	535,596
Multi-family	143,367	1,354	—	—	144,721
Construction and land development	218,959	141	—	77	219,177
Residential real estate	301,189	1,737	—	5,722	308,648
Municipal, consumer, and other	113,335	142	31	214	113,722

Total, excluding loans acquired with deteriorated credit quality	2,109,912	6,718	53	13,877	2,130,560
Loans acquired with deteriorated credit quality	49,052	1,258	2,452	—	52,762

Total	$2,158,964	$7,976	$2,505	$13,877	$2,183,322

	Accruing Interest
December 31, 2018	Current	30 - 89 Days Past Due	90+ Days Past Due	Nonaccrual	Total Loans
	(dollars in thousands)
Commercial and industrial	$355,650	$122	$—	$2,151	$357,923
Agricultural and farmland	206,625	108	—	1,976	208,709
Commercial real estate—owner occupied	240,078	538	—	4,654	245,270
Commercial real estate—non-owner occupied	510,519	1,058	—	611	512,188
Multi-family	132,696	1,361	—	—	134,057
Construction and land development	232,480	82	—	395	232,957
Residential real estate	292,563	1,532	—	5,915	300,010
Municipal, consumer, and other	97,884	380	37	174	98,475

Total, excluding loans acquired with deteriorated credit quality	2,068,495	5,181	37	15,876	2,089,589
Loans acquired with deteriorated credit quality	51,319	622	2,727	—	54,668

Total	$2,119,814	$5,803	$2,764	$15,876	$2,144,257

HEARTLAND BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 4—LOANS AND THE ALLOWANCE FOR LOAN LOSSES (Continued)

        The following tables present total loans by category based on their assigned risk ratings determined by management as of March 31, 2019 and December 31, 2018:

March 31, 2019	Pass	Watch	Substandard	Doubtful	Total
	(dollars in thousands)
Commercial and industrial	$318,456	$28,378	$14,345	$—	$361,179
Agricultural and farmland	180,664	14,630	11,369	—	206,663
Commercial real estate—owner occupied	203,951	17,856	19,047	—	240,854
Commercial real estate—non-owner occupied	495,672	31,647	8,277	—	535,596
Multi-family	140,597	2,770	1,354	—	144,721
Construction and land development	211,074	5,092	3,011	—	219,177
Residential real estate	283,240	12,872	12,536	—	308,648
Municipal, consumer, and other	99,113	14,224	385	—	113,722

Total, excluding loans acquired with deteriorated credit quality	1,932,767	127,469	70,324	—	2,130,560
Loans acquired with deteriorated credit quality	36,305	9,057	7,400	—	52,762

Total	$1,969,072	$136,526	$77,724	$—	$2,183,322

December 31, 2018	Pass	Watch	Substandard	Doubtful	Total
	(dollars in thousands)
Commercial and industrial	$315,259	$35,176	$7,488	$—	$357,923
Agricultural and farmland	185,298	12,116	11,295	—	208,709
Commercial real estate—owner occupied	210,343	15,725	19,202	—	245,270
Commercial real estate—non-owner occupied	470,950	33,418	7,820	—	512,188
Multi-family	129,911	2,468	1,678	—	134,057
Construction and land development	224,241	5,385	3,331	—	232,957
Residential real estate	273,449	13,724	12,837	—	300,010
Municipal, consumer, and other	97,562	497	416	—	98,475

Total, excluding loans acquired with deteriorated credit quality	1,907,013	118,509	64,067	—	2,089,589
Loans acquired with deteriorated credit quality	38,006	9,086	7,576	—	54,668

Total	$1,945,019	$127,595	$71,643	$—	$2,144,257

HEARTLAND BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 4—LOANS AND THE ALLOWANCE FOR LOAN LOSSES (Continued)

        The following tables present the financial effect of troubled debt restructurings for the three months ended March 31, 2019:

		Recorded Investment
				Charge-offs and Specific Reserves
Three Months Ended March 31, 2019	Number	Pre-Modification	Post-Modification
	(dollars in thousands)
Agricultural and farmland	1	$285	$285	$30

Total	1	$285	$285	$30

        During the three months ended March 31, 2019, all troubled debt restructurings were the result of a payment concession. During the three months ended March 31, 2018, there were no troubled debt restructurings.

        Of the troubled debt restructurings entered into during the last 12 months, there were $672,000 and $213,000 which had subsequent payment defaults during the three months ended March 31, 2019 and March 31, 2018, respectively. For purposes of this disclosure, the Company considers "default" to mean 90 days or more past due as to interest or principal or were on nonaccrual status subsequent to restructuring.

        As of March 31, 2019 and December 31, 2018, the Company had $13,104,000 and $13,362,000 of troubled debt restructurings, respectively. Restructured loans are evaluated for impairment quarterly as part of the Company's determination of the allowance for loan losses. There were no material commitments to lend additional funds to debtors owing receivables whose terms have been modified in troubled debt restructurings.

        Changes in the accretable yield for loans acquired with deteriorated credit quality were as follows for the three months ended March 31, 2019 and 2018:

	Three Months Ended March 31,
	2019	2018
	(dollars in thousands)
Beginning balance	$2,101	$2,723
Net reclassification from non-accretable difference	136	239
Accretion income	(527)	(877)

Ending balance	$1,710	$2,085

HEARTLAND BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 5—LOAN SERVICING

        Mortgage loans serviced for others, not included in the accompanying consolidated balance sheets, amounted to $1,213,522,000 and $1,229,953,000 as of March 31, 2019 and December 31, 2018, respectively. Activity in mortgage servicing rights is as follows for the three months ended March 31, 2019 and 2018:

	Three Months Ended March 31,
	2019	2018
	(dollars in thousands)
Beginning balance	$10,918	$10,289
Capitalized servicing rights	160	189
Fair value adjustment	(1,162)	242

Ending balance	$9,916	$10,720

NOTE 6—FORECLOSED ASSETS

        Foreclosed assets activity is as follows for the three months ended March 31, 2019 and 2018:

	Three Months Ended March 31,
	2019	2018
	(dollars in thousands)
Beginning balance	$9,559	$16,545
Transfers from loans	1,408	750
Proceeds from sales	(511)	(2,285)
Sales through loan origination	(269)	(203)
Net gain on sales	89	130
Direct write-downs	(125)	(172)

Ending balance	$10,151	$14,765

        Expenses and income related to foreclosed assets for the three months ended March 31, 2019 and 2018 include:

	Three Months Ended March 31,
	2019	2018
	(dollars in thousands)
Direct write-downs	$125	$172
Net gain on sales	(89)	(130)
Gain on foreclosure	—	(96)
Operating expenses, net	142	(7)

Foreclosed assets expense, net	$178	$(61)

HEARTLAND BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 6—FORECLOSED ASSETS (Continued)

        The carrying value of foreclosed residential real estate property as of March 31, 2019 and December 31, 2018, was $2,431,000 and $2,558,000, respectively. As of March 31, 2019, there were 17 residential real estate loans in the process of foreclosure totaling approximately $1,358,000. As of December 31, 2018, there were 14 residential real estate loans in the process of foreclosure totaling approximately $1,097,000.

NOTE 7—DEPOSITS

        The Company's interest-bearing deposits are summarized below as of March 31, 2019 and December 31, 2018:

	March 31, 2019	December 31, 2018
	(dollars in thousands)
Interest-bearing demand	$819,313	$856,919
Money market	453,117	427,730
Savings	435,353	421,698
Time	452,133	424,747

Total interest-bearing deposits	$2,159,916	$2,131,094

        Money market deposits include $20,721,000 and $20,512,000 of reciprocal transaction deposits as of March 31, 2019 and December 31, 2018, respectively. Time deposits include $30,285,000 and $4,895,000 of reciprocal time deposits as of March 31, 2019 and December 31, 2018, respectively.

        The aggregate amounts of time deposits in denominations of $250,000 or more amounted to $46,971,000 and $36,875,000 as of March 31, 2019 and December 31, 2018, respectively. The aggregate amounts of time deposits in denominations of $100,000 or more amounted to $187,442,000 and $153,717,000 as of March 31, 2019 and December 31, 2018, respectively.

        The components of interest expense on deposits for the three months ended March 31, 2019 and 2018 are as follows:

	Three Months Ended March 31,
	2019	2018
	(dollars in thousands)
Interest-bearing demand	$417	$222
Money market	370	164
Savings	68	71
Time	1,128	728

Total interest expense on deposits	$1,983	$1,185

HEARTLAND BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 8—BORROWINGS

        There were no FHLB borrowings as of March 31, 2019 and December 31, 2018. The Company also has available a line of credit from the FHLB with available borrowings based on the collateral pledged. There was no outstanding balance under the line of credit as of March 31, 2019 and December 31, 2018. The line, when drawn upon, is due on demand and bears interest at a variable rate.

        Borrowings from the FHLB are secured by FHLB stock held by the Company. In addition, the Company has pledged security in the form of qualifying loans. The total amount of qualifying first residential mortgage loans pledged as of March 31, 2019 and December 31, 2018 was $195,120,000 and $183,862,000, respectively. The total amount of qualifying commercial real estate loans pledged as of March 31, 2019 and December 31, 2018 was $350,925,000 and $354,675,000, respectively. As of March 31, 2019 and December 31, 2018, loans pledged also served as collateral for credit exposure of approximately $355,000 associated with the Banks' participation in the FHLB's Mortgage Partnership Finance Program.

        The Company also has available a line of credit from the FRB with available borrowings based on the collateral pledged. As of March 31, 2019 and December 31, 2018, the carrying value of securities pledged amounted to $489,000 and $490,000, respectively. There was no outstanding balance under the line of credit as of March 31, 2019 and December 31, 2018. The line, when drawn upon, is due on demand and bears interest at a variable rate.

NOTE 9—SUBORDINATED DEBENTURES

        Five subsidiary business trusts of the Company have issued floating rate capital securities ("capital securities") which are guaranteed by the Company.

        The Company owns all of the outstanding stock of Heartland Bancorp, Inc. Capital Trusts B, C, and D, FFBI Capital Trust I, as well as National Bancorp Statutory Trust I. The trusts used the proceeds from the issuance of their capital securities to buy floating rate junior subordinated deferrable interest debentures ("debentures") issued by the Company. These debentures are the only assets of the trusts and the interest payments from the debentures finance the distributions paid on the capital securities. The debentures are unsecured and rank junior and are subordinate in the right of payment to all senior debt of the Company.

        The trusts are not consolidated in the Company's financial statements.

HEARTLAND BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 9—SUBORDINATED DEBENTURES (Continued)

        The carrying value of subordinated debentures are summarized as follows:

	March 31, 2019	December 31, 2018
	(dollars in thousands)
Heartland Bancorp, Inc. Capital Trust B	$10,310	$10,310
Heartland Bancorp, Inc. Capital Trust C	10,310	10,310
Heartland Bancorp, Inc. Capital Trust D	5,155	5,155
FFBI Capital Trust I	7,217	7,217
National Bancorp Statutory Trust I	4,541	4,525

Total	$37,533	$37,517

        The National Bancorp Statutory Trust I debenture was assumed through a business combination and has a contractual obligation of $5,773,000.

        The interest rates on the subordinated debentures are variable, reset quarterly, and are equal to the three-month LIBOR, as determined on the LIBOR Determination Date immediately preceding each Distribution Payment Date specific to each subordinated debenture, plus a fixed percentage. The interest rates and maturities of the subordinated debentures are summarized as follows:

		Interest Rate at
	Variable Interest Rate	March 31, 2019	December 31, 2018	Maturity Date
Heartland Bancorp, Inc. Capital Trust B	LIBOR plus 2.75%	5.54%	5.19%	April 6, 2034
Heartland Bancorp, Inc. Capital Trust C	LIBOR plus 1.53%	4.14%	4.32%	June 15, 2037
Heartland Bancorp, Inc. Capital Trust D	LIBOR plus 1.35%	3.96%	4.14%	September 15, 2037
FFBI Capital Trust I	LIBOR plus 2.80%	5.59%	5.24%	April 6, 2034
National Bancorp Statutory Trust I	LIBOR plus 2.90%	5.51%	5.69%	December 31, 2037

        The distribution rate payable on the debentures is cumulative and payable quarterly in arrears. The Company has the right, subject to events in default, to defer payments of interest on the debentures at any time by extending the interest payment period for a period not exceeding 10 quarterly periods with respect to each deferral period, provided that no extension period may extend beyond the redemption or maturity date of the debentures. The capital securities are subject to mandatory redemption upon payment of the debentures and carry an interest rate identical to that of the related debenture. The debentures maturity dates may be shortened if certain conditions are met, or at any time within 90 days following the occurrence and continuation of certain changes in either tax treatment or the capital treatment of the debentures or the capital securities. If the debentures are redeemed before they mature, the redemption price will be the principal amount plus any accrued but unpaid interest. The Company has the right to terminate each Capital Trust and cause the debentures to be distributed to the holders of the capital securities in liquidation of such trusts.

        Under current banking regulations, bank holding companies are allowed to include qualifying trust preferred securities in their Tier 1 Capital for regulatory capital purposes, subject to a 25% limitation to all core (Tier 1) capital elements, net of goodwill and other intangible assets less any associated

HEARTLAND BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 9—SUBORDINATED DEBENTURES (Continued)

deferred tax liability. As of March 31, 2019 and December 31, 2018, 100% of the trust preferred securities qualified as Tier 1 capital under the final rule adopted in March 2005.

NOTE 10—DERIVATIVE FINANCIAL INSTRUMENTS

        Derivative instruments are negotiated contracts entered into with two issuing counterparties containing specific agreement terms, including the underlying instrument, amount, exercise price, and maturities.

        The Company is exposed to certain risks relating to its ongoing business operations. The primary risk managed by using derivative instruments is interest rate risk. Interest rate swaps are entered into to manage interest rate risk associated with the Company's variable-rate borrowings and variable-rate loans.

        The derivatives and hedge accounting guidance requires that the Company recognize all derivative instruments as either assets or liabilities at fair value in the consolidated balance sheets. In accordance with this guidance, the Company designated certain interest rate swaps on variable-rate borrowings and variable-rate loans as cash flow hedges. The gain or loss on interest rate swaps designated as hedging instruments are reported as a component of accumulated other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the hedged transactions affect earnings.

        As of March 31, 2019 and December 31, 2018, the Company had interest rate swap contracts with a notional amount of $10,000,000 designated as a cash flow hedge on variable-rate loans. As of March 31, 2019, the Company also had interest rate swap contracts with a total notional amount of $17,000,000 designated as a cash flow hedge on variable-rate borrowings. As of March 31, 2019, these interest rate swap contracts had contractual maturities between 2020 and 2025. As of March 31, 2019 and December 31, 2018, counterparties had cash pledged of $272,000 held on deposit at the Company. As of March 31, 2019, the Company also had cash pledged of $260,000, held on deposit at counterparties.

        The Company also entered into interest rate swap contracts with several borrowers on variable-rate loans, on which the Company has offsetting interest rate swap contracts. These interest rate swap contracts with borrowers have a total notional value of $112,090,000 and $112,947,000 as of March 31, 2019 and December 31, 2018, respectively, and the offsetting interest rate swap contracts entered into by the Company have a total notional value of $112,090,000 and $112,947,000 as of March 31, 2019 and December 31, 2018, respectively. As of March 31, 2019, the interest rate swap contracts with borrowers on variable-rate loans had contractual maturities between 2022 and 2042. As of March 31, 2019 and December 31, 2018, the Company had $1,398,000 and $589,000, respectively, of securities pledged and held in safekeeping at the counterparty. While these interest rate swap derivatives generally worked together as an economic interest rate hedge, the Company did not designate them for hedge accounting treatment. Consequently, changes in fair value of the corresponding derivative financial asset or liability were recorded as either a charge or credit to current earnings during the period in which the changes occurred.

HEARTLAND BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 10—DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

        As of March 31, 2019 and December 31, 2018, the fair values of the Company's derivative instrument assets and liabilities related to interest rate swap contracts are summarized as follows:

	March 31, 2019	December 31, 2018
	(dollars in thousands)
Designated as cash flow hedges:
Fair value recorded in other assets	$140	$151
Fair value recorded in other liabilities	(263)	—

Total	$(123)	$151

Not designated as hedging instruments:
Fair value recorded in other assets	$4,192	$3,074
Fair value recorded in other liabilities	(4,192)	(3,074)

Total	$—	$—

        For the three months ended March 31, 2019 and 2018, the effect of interest rate contracts designated as cash flow hedges on the consolidated statements of income is summarized below.

	Amount of gross gain reclassified from accumulated other comprehensive income to income
	Three Months Ended March 31,
Location of gross gain reclassified from accumulated other comprehensive income to income	2019	2018
	(dollars in thousands)
Designated as cash flow hedges:
Taxable loan interest income	$30	$57
Subordinated debentures interest expense	—	—

Total	$30	$57

        For the three months ended March 31, 2019 and 2018, the effect of interest rate contracts not designated as hedging instruments recognized in loan interest income on the consolidated statements of income is summarized below.

	Three Months Ended March 31,
	2019	2018
	(dollars in thousands)
Not designated as hedging instruments:
Gross gains	$1,169	$1,041
Gross losses	(1,169)	(1,041)

Net gains (losses)	$—	$—

HEARTLAND BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 11—ACCUMULATED OTHER COMPREHENSIVE INCOME

        The following table presents the activity and accumulated balances for components of other comprehensive income (loss) for the three months ended March 31, 2019 and 2018:

	Unrealized Gains (Losses) on Securities
	Available-for-Sale	Held-to-Maturity	Derivatives	Total
	(dollars in thousands)
Balance, December 31, 2017	$(1,288)	$504	$409	$(375)
Adoption of ASU 2016-01	(122)	—	—	(122)
Other comprehensive loss before reclassifications	(7,082)	—	(80)	(7,162)
Reclassifications	—	(94)	(57)	(151)

Other comprehensive loss	(7,082)	(94)	(137)	(7,313)

Balance, March 31, 2018	$(8,492)	$410	$272	$(7,810)

Balance, December 31, 2018	$(4,561)	$122	$151	$(4,288)
Other comprehensive income (loss) before reclassifications	5,656	—	(244)	5,412
Reclassifications	—	(82)	(30)	(112)

Other comprehensive income (loss)	5,656	(82)	(274)	5,300

Balance, March 31, 2019	$1,095	$40	$(123)	$1,012

        The amounts reclassified from accumulated other comprehensive income (loss) for unrealized gains (losses) on securities available-for-sale are included in net realized gain (loss) on sales of securities in the accompanying consolidated statements of income.

        The amounts reclassified from accumulated other comprehensive income for unrealized gains on securities held-to-maturity are included in securities interest income in the accompanying consolidated statements of income.

        The amounts reclassified from accumulated other comprehensive income for the fair value of derivative instruments represent net interest payments received or made on derivatives designated as cash flow hedges. See Note 10 for additional information.

NOTE 12—STOCK-BASED COMPENSATION PLANS

        The Company sponsors a Stock Appreciation Rights Plan (the SAR Plan) which, as of March 31, 2019 authorized the issuance of performance shares (units) to key employees and directors as approved by the Board of Directors. Upon issuance, each unit is assigned a value equal to the price per share of the Company's stock as determined by an annual independent appraisal subject to approval by the Board of Directors. The units are revalued each year thereafter based on an annual independent appraisal. Each unit vests ratable either over a 4-year or a 5-year period as defined in the individual agreement under the SAR Plan. All outstanding units were fully vested as of March 31, 2019 and December 31, 2018.

HEARTLAND BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 12—STOCK-BASED COMPENSATION PLANS (Continued)

        Units are classified as liabilities. As of March 31, 2019 and December 31, 2018, the liability recorded for the outstanding units was $1,769,000 and $1,884,000, respectively. During the three months ended March 31, 2019 and 2018, the Company recognized $(115,000) and $58,000 as compensation expense, respectively. As of March 31, 2019 and December 31, 2018, there was no unrecognized compensation cost related to non-vested stock-based compensation agreements granted under the SAR Plan.

        A summary of the status of awards as of March 31, 2019 and December 31, 2018, and changes during the three months ended March 31, 2019 and 2018, is as follows:

	Units	Weighted Average Grant Date Assigned Value
Outstanding, December 31, 2017	5,814	$113.33
Granted	—	—
Exercised	—	—
Forfeited	—	—

Outstanding, March 31, 2018	5,814	$113.33

Outstanding, December 31, 2018	4,590	$114.59
Granted	—	—
Exercised	—	—
Forfeited	—	—

Outstanding, March 31, 2019	4,590	$114.59

Exercisable, December 31, 2018	4,590	$114.59

Exercisable, March 31, 2019	4,590	$114.59

        A further summary of awards outstand as of March 31, 2019, is as follows:

Range of Grant Date Assigned Values	Units Outstanding	Units Exercisable
$84.24	2,448	2,448
137.25	918	918
148.16	306	306
155.00	306	306
165.00	612	612

NOTE 13—REGULATORY MATTERS

        The final rules implementing Basel Committee on Banking Supervision's capital guidelines for U.S. banks (Basel III rules) became effective for the Company on January 1, 2015 with full compliance with all of the requirements being phased in over a multi-year schedule, and fully phased in by January 1, 2019. As allowed under the new regulations, the Banks and Company elected to exclude accumulated

HEARTLAND BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 13—REGULATORY MATTERS (Continued)

other comprehensive income, including unrealized gains and losses on securities, in the computation of regulatory capital.

        The ability of the Company to pay dividends to its stockholders is dependent upon the ability of the Banks to pay dividends to the Company. The Banks are subject to certain statutory and regulatory restrictions on the amount it may pay in dividends. Under the new Basel III regulations, a capital conservation buffer calculation will phase in over five years which limits allowable bank dividends if regulatory capital ratios fall below specific thresholds. As of March 31, 2019 and December 31, 2018, the capital conservation buffer was 2.5% and 1.875%, respectively.

        Heartland Bancorp, Inc. (on a consolidated basis) and the Banks are each subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by the regulators that, if undertaken, could have a direct material effect on the financial statements of Heartland Bancorp, Inc. and the Banks. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Heartland Bancorp, Inc. and the Banks must meet specific capital guidelines that involve quantitative measures of the assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

        Management believes, as of March 31, 2019 and December 31, 2018, that Heartland Bancorp, Inc. and the Banks each met all capital adequacy requirements to which they are subject.

HEARTLAND BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 13—REGULATORY MATTERS (Continued)

        The actual and required capital amounts and ratios of Heartland Bancorp, Inc. (consolidated) and the Banks are as follows:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
March 31, 2019	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(dollars in thousands)
Total Capital (to Risk Weighted Assets)
Consolidated Heartland Bancorp, Inc.	$356,265	14.21%	$200,560	8.00%	N/A	N/A
Heartland Bank and Trust Company	$316,082	13.62%	$185,615	8.00%	$232,018	10.00%
State Bank of Lincoln	$37,281	20.18%	$14,782	8.00%	$18,477	10.00%
Tier 1 Capital (to Risk Weighted Assets)
Consolidated Heartland Bancorp, Inc.	$335,252	13.37%	$150,420	6.00%	N/A	N/A
Heartland Bank and Trust Company	$296,704	12.79%	$139,211	6.00%	$185,615	8.00%
State Bank of Lincoln	$35,646	19.29%	$11,086	6.00%	$14,782	8.00%
Common Equity Tier 1 Capital (to Risk Weighted Assets)
Consolidated Heartland Bancorp, Inc.	$298,884	11.92%	$112,815	4.50%	N/A	N/A
Heartland Bank and Trust Company	$296,704	12.79%	$104,408	4.50%	$150,812	6.50%
State Bank of Lincoln	$35,646	19.29%	$8,315	4.50%	$12,010	6.50%
Tier 1 Capital (to Average Assets)
Consolidated Heartland Bancorp, Inc.	$335,252	10.45%	$128,289	4.00%	N/A	N/A
Heartland Bank and Trust Company	$296,704	10.45%	$113,551	4.00%	$141,941	5.00%
State Bank of Lincoln	$35,646	9.72%	$14,670	4.00%	$18,338	5.00%

HEARTLAND BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 13—REGULATORY MATTERS (Continued)

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
December 31, 2018	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(dollars in thousands)
Total Capital (to Risk Weighted Assets)
Consolidated Heartland Bancorp, Inc.	$372,472	14.99%	$198,730	8.00%	N/A	N/A
Heartland Bank and Trust Company	$332,391	14.44%	$184,127	8.00%	$230,159	10.00%
State Bank of Lincoln	$38,059	21.02%	$14,488	8.00%	$18,110	10.00%
Tier 1 Capital (to Risk Weighted Assets)
Consolidated Heartland Bancorp, Inc.	$351,963	14.17%	$149,047	6.00%	N/A	N/A
Heartland Bank and Trust Company	$313,406	13.62%	$138,095	6.00%	$184,127	8.00%
State Bank of Lincoln	$36,535	20.17%	$10,866	6.00%	$14,488	8.00%
Common Equity Tier 1 Capital (to Risk Weighted Assets)
Consolidated Heartland Bancorp, Inc.	$315,611	12.71%	$111,785	4.50%	N/A	N/A
Heartland Bank and Trust Company	$313,406	13.62%	$103,572	4.50%	$149,603	6.50%
State Bank of Lincoln	$36,535	20.17%	$8,150	4.50%	$11,772	6.50%
Tier 1 Capital (to Average Assets)
Consolidated Heartland Bancorp, Inc.	$351,963	10.80%	$130,393	4.00%	N/A	N/A
Heartland Bank and Trust Company	$313,406	11.03%	$113,668	4.00%	$142,085	5.00%
State Bank of Lincoln	$36,535	10.21%	$14,319	4.00%	$17,899	5.00%

NOTE 14—FAIR VALUE OF FINANCIAL INSTRUMENTS

Recurring Basis

        The Company uses fair value measurements to record fair value adjustments to certain assets and to determine fair value disclosures. Additional information on fair value measurements are summarized in Note 1 to the Company's annual consolidated financial statements. There were no transfers between levels during the three months ended March 31, 2019 and 2018. The Company's policy for determining transfers between levels occurs at the end of the reporting period when circumstances in the underlying valuation criteria change and result in transfer between levels.

HEARTLAND BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 14—FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

        The following tables present the balances of the assets measured at fair value on a recurring basis as of March 31, 2019 and December 31, 2018:

March 31, 2019	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total Fair Value
	(dollars in thousands)
Securities available-for-sale:
U.S. government agency	$—	$45,874	$—	$45,874
Municipal	—	158,727	—	158,727
Agency mortgage-backed:
Residential	—	243,392	—	243,392
Commercial	—	145,358	—	145,358
Private-label mortgage-backed	—	174	—	174
Corporate	—	87,708	—	87,708
Equity securities with readily determinable fair values	3,160	—	—	3,160
Mortgage servicing rights	—	—	9,916	9,916
Derivative financial assets	—	4,332	—	4,332
Derivative financial liabilities	—	4,455	—	4,455

December 31, 2018	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total Fair Value
	(dollars in thousands)
Securities available-for-sale:
U.S. government agency	$—	$46,866	$—	$46,866
Municipal	—	161,450	—	161,450
Agency mortgage-backed:
Residential	—	234,303	—	234,303
Commercial	—	150,081	—	150,081
Private-label mortgage-backed	—	256	—	256
Corporate	—	86,570	—	86,570
Equity securities with readily determinable fair values	3,081	—	—	3,081
Mortgage servicing rights	—	—	10,918	10,918
Derivative financial assets	—	3,225	—	3,225
Derivative financial liabilities	—	3,074	—	3,074

        The following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis, as well as the general classification of such instruments pursuant to the valuation hierarchy. There were no changes to the valuation techniques from December 31, 2018 to March 31, 2019.

Investment Securities

        When available, the Company uses quoted market prices to determine the fair value of securities; such items are classified in Level 1 of the fair value hierarchy. For the Company's securities where

HEARTLAND BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 14—FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

quoted prices are not available for identical securities in an active market, the Company determines fair value utilizing vendors who apply matrix pricing for similar bonds where no price is observable or may compile prices from various sources. These models are primarily industry-standard models that consider various assumptions, including time value, yield curve, volatility factors, prepayment speeds, default rates, loss severity, current market and contractual prices for the underlying financial instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace. Fair values from these models are verified, where possible, against quoted market prices for recent trading activity of assets with similar characteristics to the security being valued. Such methods are generally classified as Level 2. However, when prices from independent sources vary, cannot be obtained or cannot be corroborated, a security is generally classified as Level 3.

Derivative Financial Instruments

        Interest rate swap agreements are carried at fair value as determined by dealer valuation models. Based on the inputs used, the derivative financial instruments subjected to recurring fair value adjustments are classified as Level 2.

Mortgage Servicing Rights

        The Company has elected to record its mortgage servicing rights at fair value. Mortgage servicing rights do not trade in an active market with readily observable prices. Accordingly, the Company determines the fair value of mortgage servicing rights by estimating the fair value of the future cash flows associated with the mortgage loans being serviced as calculated by an independent third party. Key economic assumptions used in measuring the fair value of mortgage servicing rights include, but are not limited to, prepayment speeds and discount rates. Due to the nature of the valuation inputs, mortgage servicing rights are classified in Level 3 of the fair value hierarchy. The change in fair value is recorded through an adjustment to the statement of income.

        The following tables present additional information about the unobservable inputs used in the fair value measurement of the mortgage servicing rights (dollars in thousands):

March 31, 2019	Fair Value	Valuation Technique	Unobservable Inputs	Range
Mortgage servicing rights	$9,916	Discounted cash flows	Constant pre-payment rates (CPR)	7.0% to 87.6%
			Discount rate	9.0% to 11.0%

December 31, 2018	Fair Value	Valuation Technique	Unobservable Inputs	Range
Mortgage servicing rights	$10,918	Discounted cash flows	Constant pre-payment rates (CPR)	7.5% to 87.6%
			Discount rate	9.0% to 11.0%

HEARTLAND BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 14—FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

        The following table presents additional information about financial assets measured at fair value on a recurring basis for which the Company used significant unobservable Level 3 inputs:

	Mortgage Servicing Rights
Three Months ended March 31,	2019	2018
	(dollars in thousands)
Beginning balance	$10,918	$10,289
Originations	160	189
Fair value adjustment	(1,162)	242

Ending balance	$9,916	$10,720

Nonrecurring Basis

        Certain assets are measured at fair value on a nonrecurring basis. These assets are not measured at fair value on an ongoing basis; however, they are subject to fair value adjustments in certain circumstances, such as there is evidence of impairment or a change in the amount of previously recognized impairment.

        The following tables present the balances of the assets measured at fair value on a nonrecurring basis as of March 31, 2019 and December 31, 2018:

March 31, 2019	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total Fair Value
	(dollars in thousands)
Loans held for sale	$—	$2,496	$—	$2,496
Collateral-dependent impaired loans	—	—	12,004	12,004
Bank premises held for sale	—	—	208	208
Foreclosed assets	—	—	10,151	10,151

December 31, 2018	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total Fair Value
	(dollars in thousands)
Loans held for sale	$—	$2,800	$—	$2,800
Collateral-dependent impaired loans	—	—	7,355	7,355
Bank premises held for sale	—	—	749	749
Foreclosed assets	—	—	9,559	9,559

Loans Held for Sale

        Mortgage loans originated and held for sale are carried at the lower of cost or estimated fair value. The Company obtains quotes or bids on these loans directly from purchasing financial institutions. Typically, these quotes include a premium on the sale and thus these quotes indicate fair value of the held for sale loans is greater than cost.

HEARTLAND BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 14—FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

Collateral-dependent Impaired Loans

        In accordance with the provisions of the loan impairment guidance, impairment was measured for loans which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement. The fair value of collateral-dependent impaired loans is estimated based on the fair value of the underlying collateral supporting the loan. Collateral-dependent impaired loans require classification in the fair value hierarchy. Impaired loans include loans acquired with deteriorated credit quality. Collateral values are estimated using Level 3 inputs based on customized discounting criteria.

Bank Premises Held for Sale

        Bank premises held for sale are recorded at the lower of cost or fair value, less estimated selling costs, at the date classified as held for sale. Values are estimated using Level 3 inputs based on appraisals and customized discounting criteria. The carrying value of bank premises held for sale is not re-measured to fair value on a recurring basis but is subject to fair value adjustments when the carrying value exceeds the fair value, less estimated selling costs.

Foreclosed Assets

        Foreclosed assets are recorded at fair value based on property appraisals, less estimated selling costs, at the date of the transfer. Subsequent to the transfer, foreclosed assets are carried at the lower of cost or fair value, less estimated selling costs. Values are estimated using Level 3 inputs based on appraisals and customized discounting criteria. The carrying value of foreclosed assets is not re-measured to fair value on a recurring basis but is subject to fair value adjustments when the carrying value exceeds the fair value, less estimated selling costs.

Collateral-Dependent Impaired Loans, Bank Premises Held for Sale, and Foreclosed Assets

        The estimated fair value of collateral-dependent impaired loans, bank premises held for sale, and foreclosed assets is based on the appraised fair value of the collateral, less estimated costs to sell. Collateral-dependent impaired loans, bank premises held for sale, and foreclosed assets are classified within Level 3 of the fair value hierarchy.

        The Company considers the appraisal or a similar evaluation as the starting point for determining fair value and then considers other factors and events in the environment that may affect the fair value. Appraisals or a similar evaluation of the collateral underlying collateral-dependent loans and foreclosed assets are obtained at the time a loan is first considered impaired or a loan is transferred to foreclosed assets. Appraisals or a similar evaluation of bank premises held for sale are obtained when first classified as held for sale. Appraisals or similar evaluations are obtained subsequently as deemed necessary by management but at least annually on foreclosed assets and bank premises held for sale. Appraisals are reviewed for accuracy and consistency by management. Appraisals are performed by individuals selected from the list of approved appraisers maintained by management. The appraised values are reduced by discounts to consider lack of marketability and estimated costs to sell. These discounts and estimates are developed by management by comparison to historical results.

HEARTLAND BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 14—FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

        The following tables present quantitative information about unobservable inputs used in nonrecurring Level 3 fair value measurements (dollars in thousands).

March 31, 2019	Fair Value	Valuation Technique	Unobservable Inputs	Range (Weighted Average)
Collateral-dependent impaired loans	$12,004	Appraisal of collateral	Appraisal adjustments	20% to 40% (25%)
Bank premises held for sale	208	Appraisal	Appraisal adjustments	7% (7%)
Foreclosed assets	10,151	Appraisal	Appraisal adjustments	7% (7%)

December 31, 2018	Fair Value	Valuation Technique	Unobservable Inputs	Range (Weighted Average)
Collateral-dependent impaired loans	$7,355	Appraisal of collateral	Appraisal adjustments	20% to 40% (25%)
Bank premises held for sale	749	Appraisal	Appraisal adjustments	7% (7%)
Foreclosed assets	9,559	Appraisal	Appraisal adjustments	7% (7%)

Other Fair Value Methods

        The following methods and assumptions were used by the Company in estimating fair value disclosures of its other financial instruments. There were no changes in the methods and significant assumptions used to estimate the fair value of these financial instruments.

Cash and Cash Equivalents

        The carrying amounts of these financial instruments approximate their fair values.

Interest-bearing Time Deposits with Banks

        The carrying values of interest-bearing time deposits with banks approximate their fair values.

Restricted Stock

        The carrying amount of FHLB stock approximates fair value based on the redemption provisions of the FHLB.

Loans

        The estimated fair values of loans with variable interest rates are generally presumed to approximate the recorded carrying amounts. The remaining loans with fixed payment amounts have been estimated using the present value of estimated future cash flows at rates comparable to or currently offered for loans with similar terms to borrowers of similar credit quality.

HEARTLAND BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 14—FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

Investments in Unconsolidated Subsidiaries

        The fair values of the Company's investments in unconsolidated subsidiaries are presumed to approximate carrying amounts.

Time Deposits

        Fair values of certificates of deposit with stated maturities have been estimated using the present value of estimated future cash flows discounted at rates currently offered for similar instruments. Time deposits also include public funds time deposits.

Securities Sold Under Agreements to Repurchase

        The fair values of repurchase agreements with variable interest rates are presumed to approximate their recorded carrying amounts.

Subordinated Debentures

        The fair values of subordinated debentures are estimated using discounted cash flow analyses based on rates observed on recent debt issuances by other financial institutions.

Accrued Interest

        The carrying amounts of accrued interest approximate fair value.

Limitations

        Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

        Fair values have been estimated using data which management considered the best available and estimation methodologies deemed suitable for the pertinent category of financial instrument.

HEARTLAND BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 14—FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

        The following table provides summary information on the carrying amounts and estimated fair values of the Company's financial instruments as of March 31, 2019 and December 31, 2018:

		March 31, 2019		December 31, 2018
	Fair Value Hierarchy Level	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
		(dollars in thousands)
Financial assets:
Cash and cash equivalents	Level 1	$160,502	$160,502	$186,879	$186,879
Interest-bearing time deposits with banks	Level 1	248	248	248	248
Securities held-to-maturity	Level 2	116,745	117,778	121,715	121,506
Restricted stock	Level 3	2,719	2,719	2,719	2,719
Loans, net	Level 3	2,162,309	2,180,784	2,123,748	2,125,698
Investments in unconsolidated subsidiaries	Level 3	1,165	1,165	1,165	1,165
Accrued interest receivable	Level 2	15,256	15,256	15,300	15,300
Financial liabilities:
Time deposits	Level 3	452,133	447,994	424,747	419,333
Securities sold under agreements to repurchase	Level 2	40,528	40,528	46,195	46,195
Subordinated debentures	Level 3	37,533	32,041	37,517	32,149
Accrued interest payable	Level 2	1,358	1,358	1,043	1,043
        The Company estimated the fair value of lending related commitments as described in Note 15 to be immaterial based on limited interest rate exposure due to their variable nature, short-term commitment periods and termination clauses provided in the agreements.

NOTE 15—COMMITMENTS AND CONTINGENCIES

Financial Instruments

        The Banks are party to credit-related financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Such instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

        The Banks' exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Banks use the same credit policies in making commitments and conditional obligations as they do for on-balance sheet instruments.

HEARTLAND BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 15—COMMITMENTS AND CONTINGENCIES (Continued)

        Such commitments and conditional obligations were as follows as of March 31, 2019 and December 31, 2018:

	Contractual Amount
	March 31, 2019	December 31, 2018
	(dollars in thousands)
Commitments to extend credit	$542,608	$524,112
Standby letters of credit	9,068	10,358

        Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Banks evaluate each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary, by the Banks upon extension of credit is based on management's credit evaluation of the customer. Collateral held varies, but may include real estate, accounts receivable, inventory, property, plant, and equipment, and income-producing properties.

        Standby letters of credit are conditional commitments issued by the Banks to guarantee the performance of a customer to a third party. Those standby letters of credit are primarily issued to support extensions of credit. The credit risk involved in issuing standby letters of credit is essentially the same as that involved in extending loans to customers. The Banks secure the standby letters of credit with the same collateral used to secure the related loan.

Legal Contingencies

        Various legal claims arise from time to time in the normal course of business which, in the opinion of management, will have no material effect on the Company's consolidated financial statements.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors
Heartland Bancorp, Inc.

Opinion on the Financial Statements

        We have audited the accompanying consolidated balance sheets of Heartland Bancorp, Inc. and subsidiaries (the Company) as of December 31, 2018 and 2017, the related consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

        These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

        We conducted our audits in accordance with the standards of the PCAOB and in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Other Matters

        We have also audited, in accordance with auditing standards generally accepted in the United States of America, the Company's internal control over financial reporting as of December 31 , 2018, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013, and our report dated March 25, 2019, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

We have served as the Company's auditor since 2017.

/s/ RSM US LLP

Chicago, Illinois
March 25, 2019

HEARTLAND BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2018 and 2017

	2018	2017
	(dollars in thousands)
ASSETS
Cash and due from banks	$21,343	$39,121
Interest-bearing deposits with banks	165,536	126,562

Cash and cash equivalents	186,879	165,683
Interest-bearing time deposits with banks	248	744
Securities available-for-sale, at fair value	679,526	769,571
Securities held-to-maturity (fair value of $121,506 in 2018 and $130,794 in 2017)	121,715	129,322
Equity securities	3,261	3,203
Restricted stock, at cost	2,719	2,876
Loans held for sale	2,800	4,863
Loans, net of allowance for loan losses of $20,509 in 2018 and $19,765 in 2017	2,123,748	2,096,181
Bank premises and equipment, net	54,736	56,315
Bank premises held for sale	749	2,319
Foreclosed assets	9,559	16,545
Goodwill	23,620	23,620
Core deposit intangible assets, net	5,453	7,012
Mortgage servicing rights, at fair value	10,918	10,289
Investments in unconsolidated subsidiaries	1,165	1,165
Accrued interest receivable	15,300	14,747
Other assets	7,173	8,420

Total assets	$3,249,569	$3,312,875

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities
Deposits:
Noninterest-bearing	$664,876	$704,612
Interest-bearing	2,131,094	2,151,073

Total deposits	2,795,970	2,855,685
Securities sold under agreements to repurchase	46,195	37,838
Federal Home Loan Bank borrowings	—	29,000
Subordinated debentures	37,517	37,451
Other liabilities	29,491	28,985

Total liabilities	2,909,173	2,988,959

COMMITMENTS AND CONTINGENCIES (Notes 12, 13, and 20)
Stockholders' Equity
Common stock:
Voting—$1 par value, 20,000 shares authorized, 15,789 shares issued, 13,415.6 shares outstanding	16	16
Series A nonvoting—$1 par value, 1,200,000 shares authorized, 891,798 shares issued, 887,960 shares outstanding in 2018 and 890,119 shares outstanding in 2017	892	892
Surplus	31,561	31,561
Retained earnings	315,234	293,934
Accumulated other comprehensive loss	(4,288)	(375)
Less cost of treasury stock held:
Voting—2,373.4 shares	(1,667)	(1,667)
Series A nonvoting—3,838 shares in 2018 and 1,679 shares in 2017	(1,352)	(445)

Total stockholders' equity	340,396	323,916

Total liabilities and stockholders' equity	$3,249,569	$3,312,875

See accompanying Notes to Consolidated Financial Statements

HEARTLAND BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31, 2018, 2017, and 2016

	2018	2017	2016
	(dollars in thousands, except per share amounts)
INTEREST AND DIVIDEND INCOME
Loans, including fees:
Taxable	$111,344	$104,253	$108,518
Non-taxable	2,690	2,214	1,660
Securities:
Taxable	14,066	10,876	7,683
Non-taxable	7,547	8,542	9,015
Interest-bearing deposits in bank	1,717	1,657	761
Other interest and dividend income	68	51	68

Total interest and dividend income	137,432	127,593	127,705
INTEREST EXPENSE
Deposits	5,887	4,959	4,999
Securities sold under agreements to repurchase	57	50	45
Federal Home Loan Bank borrowings	251	61	75
Subordinated debentures	1,795	1,525	1,485

Total interest expense	7,990	6,595	6,604

Net interest income	129,442	120,998	121,101
PROVISION FOR LOAN LOSSES	5,697	3,139	6,434

Net interest income after provision for loan losses	123,745	117,859	114,667
NONINTEREST INCOME
Wealth management fees	6,350	5,543	6,056
Title insurance activity	1,207	1,481	1,653
Service charges on deposit accounts	7,983	8,013	8,311
Net realized gain (loss) on sales of securities	(2,541)	(1,275)	106
Net unrealized loss on equity securities with readily determinable fair values	(122)	—	—
Gain on sale of mortgage loans	2,872	4,506	6,397
Mortgage loan servicing fees, net	3,889	3,083	3,707
Card income	7,315	6,749	6,237
Other noninterest income	4,672	6,484	6,887

Total noninterest income	31,625	34,584	39,354
NONINTEREST EXPENSE
Salaries	49,637	51,379	49,245
Employee benefits	6,244	5,939	5,425
Occupancy of bank premises	6,782	9,569	7,606
Furniture and equipment	3,117	3,518	3,767
Data processing	5,008	4,621	5,800
Marketing and customer relations	4,195	4,492	4,533
Amortization of intangible assets	1,559	1,916	2,183
FDIC insurance	942	960	1,487
Loan fees	1,606	2,339	3,196
Foreclosed assets, net	1,746	560	(124)
Net adjustments on FDIC asset and true-up liability	—	999	1,021
Other noninterest expense	9,866	9,178	10,295

Total noninterest expense	90,702	95,470	94,434

INCOME BEFORE INCOME TAX EXPENSE	64,668	56,973	59,587
INCOME TAX EXPENSE	869	870	1,041

NET INCOME	$63,799	$56,103	$58,546

BASIC EARNINGS PER SHARE	$70.70	$62.09	$64.86

DILUTED EARNINGS PER SHARE	$70.70	$62.09	$64.86

WEIGHTED AVERAGE SHARES OF COMMON STOCK OUTSTANDING	902,366.6	903,534.6	902,680.0

See accompanying Notes to Consolidated Financial Statements

HEARTLAND BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years Ended December 31, 2018, 2017, and 2016

	2018	2017	2016
	(dollars in thousands)
NET INCOME	$63,799	$56,103	$58,546
OTHER COMPREHENSIVE LOSS
Unrealized losses on securities available-for-sale	(5,692)	(2,052)	(5,330)
Reclassification adjustment for (gains) losses on securities available-for-sale realized in income	2,541	1,275	(106)
Reclassification adjustment for accretion of net unrealized gain on securities transferred to held-to-maturity	(382)	(393)	(491)
Unrealized gains (losses) on derivative instruments	(83)	(27)	22
Reclassification adjustment for net settlements on derivative instruments	(175)	(167)	(63)

Total other comprehensive loss	(3,791)	(1,364)	(5,968)

TOTAL COMPREHENSIVE INCOME	$60,008	$54,739	$52,578

See accompanying Notes to Consolidated Financial Statements

HEARTLAND BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years Ended December 31, 2018, 2017, and 2016

	Common Stock				Accumulated Other Comprehensive Income (Loss)
				Retained Earnings		Treasury Stock	Total Stockholders' Equity
	Voting	Series A	Surplus
	(dollars in thousands, except per share data)
Balance, December 31, 2015	$16	$892	$31,168	$277,099	$6,957	$(2,643)	$313,489
Net income	—	—	—	58,546	—	—	58,546
Other comprehensive loss	—	—	—	—	(5,968)	—	(5,968)
Reissuance of common stock—Series A (2,720 shares)	—	—	393	—	—	531	924
Cash dividends ($45.12 per share)	—	—	—	(40,745)	—	—	(40,745)

Balance, December 31, 2016	16	892	31,561	294,900	989	(2,112)	326,246

Net income	—	—	—	56,103	—	—	56,103
Other comprehensive loss	—	—	—	—	(1,364)	—	(1,364)
Cash dividends ($63.16 per share)	—	—	—	(57,069)	—	—	(57,069)

Balance, December 31, 2017	16	892	31,561	293,934	(375)	(2,112)	323,916

Adoption of ASU 2016-01	—	—	—	122	(122)	—	—
Net income	—	—	—	63,799	—	—	63,799
Other comprehensive loss	—	—	—	—	(3,791)	—	(3,791)
Repurchase of common stock—Series A (2,159 shares)	—	—	—	—	—	(907)	(907)
Cash dividends ($47.21 per share)	—	—	—	(42,621)	—	—	(42,621)

Balance, December 31, 2018	$16	$892	$31,561	$315,234	$(4,288)	$(3,019)	$340,396

See accompanying Notes to Consolidated Financial Statements

HEARTLAND BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2018, 2017, and 2016

	2018	2017	2016
	(dollars in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$63,799	$56,103	$58,546
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	3,219	3,292	3,575
Provision for loan losses	5,697	3,139	6,434
Net amortization of securities	5,045	5,921	6,134
Net accretion of discount and deferred loan fees on loans	(5,091)	(5,853)	(8,488)
Net realized loss (gain) on sales of securities	2,541	1,275	(106)
Net unrealized loss on equity securities	122	—	—
Net loss (gain) on sales of bank premises and equipment	6	216	(19)
Net gain on sales of bank premises held for sale	(734)	—	—
Impairment losses on bank premises held for sale	52	1,936	—
Net loss (gain) on sales of foreclosed assets	268	(1,727)	(2,575)
Gain on loan foreclosures	(96)	(974)	—
Write-down of foreclosed assets	1,165	2,419	1,053
Amortization of intangibles	1,559	1,916	2,183
(Increase) decrease in mortgage servicing rights	(629)	315	(197)
Accretion of Federal Home Loan Bank borrowings purchase accounting adjustment	—	—	(15)
Amortization of subordinated debt purchase accounting adjustment	66	65	66
Mortgage loans originated for sale	(128,514)	(158,948)	(245,115)
Proceeds from sale of mortgage loans	133,449	166,417	251,606
Net gain on sale of mortgage loans	(2,872)	(4,506)	(6,397)
Net amortization of FDIC indemnification asset	—	1,242	1,487
Write-down of FDIC indemnification asset	—	459	—
(Increase) decrease in accrued interest receivable	(553)	(1,328)	113
Decrease (increase) in other assets	35	(145)	(330)
Increase in other liabilities	1,460	848	346

Net cash provided by operating activities	79,994	72,082	68,301

CASH FLOWS FROM INVESTING ACTIVITIES
Net change in interest-bearing time deposits with banks	496	—	(744)
Proceeds from sales of securities available-for-sale	104,303	51,500	9,884
Proceeds from paydowns, maturities, and calls of securities	171,462	224,110	182,768
Purchase of securities	(189,412)	(355,552)	(207,344)
Net (increase) decrease in loans	(29,375)	(15,748)	30,659
Purchase of restricted stock	(2,374)	(171)	—
Proceeds from redemption of restricted stock	2,531	4,422	631
Purchases of bank premises and equipment	(1,656)	(2,161)	(1,314)
Proceeds from sales of bank premises and equipment	10	120	67
Proceeds from sales of bank premises held for sale	2,252	—	—
Proceeds from sales of foreclosed assets	6,851	9,049	11,192
Capital improvements to foreclosed assets	—	—	(158)
Net indemnification payments paid to the FDIC	—	(949)	(1,064)
Cash paid for termination of FDIC loss-sharing agreements	—	(4,929)	—

Net cash provided by (used in) investing activities	65,088	(90,309)	24,577

CASH FLOWS FROM FINANCING ACTIVITIES
Net (decrease) increase in deposits	(59,715)	(21,519)	16,787
Net increase (decrease) in repurchase agreements	8,357	(1,243)	(6,830)
Proceeds from Federal Home Loan Bank borrowings	—	29,000	4,000
Repayment of Federal Home Loan Bank borrowings	(29,000)	(4,000)	(54,134)
Reissuance of treasury stock	—	—	924
Repurchase of common stock	(907)	—	—
Cash dividends paid	(42,621)	(57,069)	(40,745)

Net cash used in financing activities	(123,886)	(54,831)	(79,998)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	21,196	(73,058)	12,880
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	165,683	238,741	225,861

CASH AND CASH EQUIVALENTS AT END OF YEAR	$186,879	$165,683	$238,741

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the year for:
Interest	$7,826	$6,648	$6,872

Income taxes	$851	$892	$906

SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING ACTIVITIES
Transfers of loans to foreclosed assets	$2,518	$10,212	$6,165

Sales of foreclosed assets through loan origination	$1,220	$150	$214

Transfers of bank premises and equipment to bank premises held for sale	$—	$2,319	$—

See accompanying Notes to Consolidated Financial Statements

HEARTLAND BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Heartland Bancorp, Inc. (Company) provides a full range of banking services to individual and corporate customers through its subsidiary banks. The Company is subject to competition from other financial and nonfinancial institutions providing financial services in its customer service area which is primarily rural communities located in central Illinois and parts of the Chicagoland area. Additionally, the Company is subject to the regulations of certain federal and state agencies and undergoes periodic examinations by those regulatory agencies.

        The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP) and reporting practices applicable to the banking industry. Significant accounting policies are summarized below.

Basis of Consolidation

        The consolidated financial statements of Heartland Bancorp, Inc. include the accounts of the Company and its wholly owned bank subsidiaries, Heartland Bank and Trust Company (HBT) and State Bank of Lincoln (SBL). HBT and SBL are collectively referred to as "the Banks". Other non-bank subsidiaries of the Company and the Banks include HB Credit Company, First Community Title Services, Inc., Heartland Data Services, Inc., Heartland Real Estate Holdings, LLC, CDBNA, LLC, National Realty Holdings, LLC, and Lakewood and Barrington, LLC.

        The Company also has five wholly owned subsidiaries, Heartland Bancorp, Inc. Capital Trust B, Heartland Bancorp, Inc. Capital Trust C, Heartland Bancorp, Inc. Capital Trust D, FFBI Capital Trust I, and National Bancorp Statutory Trust I, which are not consolidated in accordance with GAAP as more fully described in Note 13.

        Significant intercompany transactions and accounts have been eliminated in consolidation.

Use of Estimates

        The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Material estimates that are particularly susceptible to significant change in the near term include the determination of the allowance for loan losses. Actual results could differ from those estimates.

Business and Significant Concentrations of Credit Risk

        The Company provides several types of loans to individuals and businesses primarily located in their customer service areas. Real estate and commercial loans are principal areas of concentration. The Company also strives to meet the borrowing needs of the consumers in its market areas. Extension of credit is generally limited to the primary trade areas of the Company. Primary deposit products of the Banks are noninterest-bearing and interest-bearing demand accounts, savings accounts, money market accounts, and term certificate of deposit accounts.

HEARTLAND BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Cash Equivalents

        For purposes of reporting consolidated cash flows, cash and cash equivalents include cash on hand and amounts due from banks, all of which have an original maturity within 90 days or less. Cash flows from loans and deposits are reported net.

Interest-Bearing Time Deposits with Banks

        Interest-bearing time deposits with banks are carried at cost.

Securities

        Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity and are carried at amortized cost. Debt securities not classified as held-to-maturity are classified as available-for-sale. Securities available-for-sale are carried at fair value with unrealized gains and losses reported in accumulated other comprehensive income (loss). Realized gains and losses on securities available-for-sale are included in noninterest income when applicable and reported as a reclassification adjustment in other comprehensive income (loss). Gains and losses on sales of securities are determined using the specific identification method on the trade date. The amortization of premiums and accretion of discounts are recognized in interest income using methods approximating the interest method over the period to maturity.

        Any transfers of debt securities into the held-to-maturity category from the available-for-sale category are made at fair value at the date of transfer. The unrealized holding gain or loss at the date of transfer is retained in accumulated other comprehensive income (loss) and in the carrying value of the held-to-maturity securities. Such amounts are amortized over the period to maturity. There were no such transfers in 2018, 2017 and 2016.

        Declines in the fair value of individual securities below their cost that are other-than-temporary result in write-downs of the individual securities to their fair value. The Company monitors the investment security portfolio for impairment on an individual security basis and has a process in place to identify securities that could potentially have a credit impairment that is other-than-temporary. This process involves analyzing the length of time and the extent to which the fair value has been less than the amortized cost basis, the market liquidity for the security, the financial condition and near-term prospects of the issuer, expected cash flows, and the intent of the Company to not sell the security or whether it is more likely than not that the Company will be required to sell the security before its anticipated recovery. A decline in value due to a credit event that is considered other-than-temporary is recorded as a loss in noninterest income.

Restricted Stock

        Restricted stock, consisting of Federal Home Loan Bank of Chicago (FHLB) stock, is carried at cost and evaluated for impairment. The Company's investment in FHLB stock amounted to $2,719,000 and $2,876,000 as of December 31, 2018 and 2017, respectively.

Loans Held for Sale

        Mortgage loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or fair value, as determined by aggregate outstanding commitments from investors or

HEARTLAND BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

current investor yield. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

        Mortgage loans held for sale are generally sold with the mortgage servicing rights retained by the Company. The carrying value of mortgage loans sold is reduced by fair value allocated to the associated mortgage servicing rights. Gains or losses on sales of mortgage loans are recognized based on the difference between the selling price and the carrying value of the related mortgage loans sold.

Loans

        Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for charge-offs and the allowance for loan losses, and deferred loan fees or costs on originated loans, and unamortized premiums or discounts on acquired loans.

        Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, as well as premiums and discounts, are deferred and recognized as an adjustment of the related loan yield using the interest method.

        The accrual of interest on loans is discontinued at the time the loan is 90 days past due unless the credit is well-secured and in process of collection. Past due status is based on contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

        All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income if it was accrued during the current year and charged-off against the allowance for loan losses if accrued in a prior year. Amortization of related deferred loan fees or costs is also suspended at this time. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

        There were no significant related party loans as of either year-end.

Allowance for Loan Losses

        The allowance for loan losses (allowance) is an estimate of loan losses inherent in the Company's loan portfolio. The allowance is established through a provision for loan losses which is charged to expense. Additions to the allowance are expected to maintain the adequacy of the total allowance. Loan losses are charged off against the allowance when the Company determines the loan balance to be uncollectible. Cash received on previously charged off amounts is recorded as a recovery to the allowance.

        The allowance consists of two primary components, general reserves and specific reserves related to impaired loans. The general component covers non-impaired loans and is based on historical losses adjusted for qualitative factors. The historical loss experience is determined by portfolio segment and is based on the actual loss history experienced by the Company over the most recent four-year or 16-quarter period. This actual loss experience is adjusted for qualitative factors based on the risks present for each portfolio segment. These qualitative factors include consideration of the following:

HEARTLAND BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

levels of and trends in delinquencies and impaired loans; levels of and trends in charge-offs and recoveries; trends in volume and terms of loans; effects of any changes in risk selection and underwriting standards; other changes in lending policies, procedures, and practices; experience, ability, and depth of lending management and other relevant staff; national and local economic trends and conditions; industry conditions; and effects of changes in credit concentrations.

        These qualitative factors are inherently subjective and are driven by the repayment risk associated with each portfolio segment.

        A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Loans determined to be impaired are individually evaluated for impairment. When a loan is impaired, the Company generally measures impairment based on the fair value of the collateral, but also may use the present value of expected future cash flows discounted at the original contractual interest rate, when practical.

        Under certain circumstances, the Company will provide borrowers relief through loan restructurings. A restructuring of debt constitutes a troubled debt restructuring (TDR) if the Company for economic or legal reasons related to the borrower's financial difficulties grants a concession to the borrower that it would not otherwise consider. Restructured loans typically present an elevated level of credit risk as the borrowers are not able to perform according to the original contractual terms. Loans that are reported as TDRs are considered impaired and measured for impairment as described above. TDR concessions can include reduction of interest rates, extension of maturity dates, forgiveness of principal or interest due, or acceptance of other assets in full or partial satisfaction of the debt.

        The Company assigns a risk rating to all loans and periodically performs detailed internal reviews of all such loans that are part of relationships with over $500,000 in total exposure to identify credit risks and to assess the overall collectability of the portfolio. These risk ratings are also subject to review by the Company's regulators, external loan review, and internal loan review. During the internal reviews, management monitors and analyzes the financial condition of borrowers and guarantors, trends in the industries in which the borrowers operate and the fair values of collateral securing the loans. The risk rating is reviewed annually, at a minimum, and on an as needed basis depending on the specific circumstances of the loan. These credit quality indicators are used to assign a risk rating to each individual loan. Risk ratings are grouped into four major categories, defined as follows:

          Pass:    A Pass loan is a credit with no existing or known potential weaknesses deserving of management's close attention.

          Watch:    Loans classified as Watch possess risk that requires quarterly monitoring via placement on the Bank's Watch List. The loan generally does not meet current credit standards for approval. Although higher risk is evident, the loans are performing and are not adversely classified.

          Substandard:    Loans classified as Substandard are not adequately protected by the current net worth and paying capacity of the borrower or of the collateral pledged, if any. Loans classified as Substandard have a well-defined weakness or weaknesses that jeopardize the repayment of the debt. Well defined weaknesses include inadequate cash flow or collateral support, failure to complete construction on time, or the failure to fulfill economic expectations. They are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected.

HEARTLAND BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

          Doubtful:    Loans classified as Doubtful have all the weaknesses inherent in those classified as Substandard, with the added characteristic that the weaknesses make collection or repayment in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

        The Company maintains a separate general valuation allowance for each portfolio segment. These portfolio segments include construction and land, commercial real estate—non-owner occupied, commercial real estate—owner occupied, multi-family, commercial, consumer and other, residential real estate, and agricultural and farmland with risk characteristics described as follows:

          Construction and Land:    Consists of loans for construction, land development and other land loans whose primary source of repayment is the sale of the underlying collateral. These loans generally possess a higher inherent risk of loss than other portfolio segments. A major risk arises from the necessity to complete projects within a specified cost and time line. Trends in the construction industry significantly impact the credit quality of these loans, as demand drives construction activity. In addition, trends in real estate values significantly impact the credit quality of these loans, as property values determine the economic viability of construction projects.

          Commercial Real Estate—Non-owner Occupied:    Consists of loans secured by commercial real estate for which the primary source of repayment is the cash flow from the underlying collateral. Loans secured by commercial real estate that are both owned and occupied by the same or a related borrower are excluded. These loans are underwritten based primarily on the historic or projected cash flow from the underlying collateral. Adverse economic developments or an overbuilt market impact commercial real estate projects and may result in troubled loans. Trends in vacancy rates of commercial properties impact the credit quality of these loans.

          Commercial Real Estate—Owner Occupied:    Consists of loans secured by commercial real estate that is both owned and occupied by the same or a related borrower. These loans are primarily underwritten based on the cash flow of the business occupying the property. As with Commercial loans, cash flows and collateral values may fluctuate based on general economic conditions, specific industry conditions, and specific borrower circumstances.

          Multi-family:    Consists of loans secured by multi-family properties, such as apartment and condominium buildings. These loans may be affected by unemployment or underemployment and deteriorating market values of real estate.

          Commercial:    Consists of loans for working capital, asset acquisition and other business purposes. These loans are underwritten primarily based on the borrower's cash flow with most loans secondarily supported by collateral. In addition, they are often times supported by personal guarantees of the owners. Cash flows and collateral values may fluctuate based on general economic conditions, specific industry conditions and specific borrower circumstances.

          Consumer and Other:    Consumer loans include loans to individuals for consumer purposes and typically consist of small balance loans. Other loans include loans to municipalities and other financial institutions, as well as leases, and comprise a very small part of the Banks' total loan portfolios. Economic trends determined by unemployment rates and other key economic indicators are closely correlated to the credit quality of the consumer loans.

HEARTLAND BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

          Residential Real Estate:    Consists of loans secured by 1-4 family residences, including both first mortgage loans for owner occupied and non-owner occupied properties and home equity loans. The degree of risk in residential mortgage lending depends on the local economy, including the local real estate market and unemployment rates.

          Agricultural and Farmland:    These loans are generally underwritten to existing cash flows of operating agricultural businesses. These loans are also often times secured by farmland and agricultural operating assets. Debt coverage is provided by business cash flows and economic trends influenced by unemployment rates and other key economic indicators are not closely correlated to the credit quality of these loans.

        Although management believes the allowance to be adequate, ultimate losses may vary from its estimates. At least quarterly, the Board of Directors reviews the adequacy of the allowance, including consideration of the relevant risks in the portfolio, current economic conditions and other factors. If the Board of Directors and management determine that changes are warranted based on those reviews, the allowance is adjusted. In addition, the Company's regulators review the adequacy of the allowance and may require additions to the allowance based on their judgment about information available at the time of their examinations.

Loans Acquired with Deteriorated Credit Quality

        Loans acquired that have evidence of deterioration in credit quality since origination and for which it is probable, at acquisition, that the Company will be unable to collect all contractually required payments receivable, are initially recorded at fair value (as determined by the present value of expected future cash flows) with no allowance for loan losses. Loans are evaluated by management at the time of purchase to determine if there is evidence of deterioration in credit quality since origination. Loans where there is evidence of deterioration of credit quality since origination may be aggregated and accounted for as a pool of loans if the loans being aggregated have common risk characteristics. The difference between the undiscounted cash flows expected at acquisition and the investment in the loan, or the "accretable yield," is recognized as interest income over the life of the loan. Contractually required payments for interest and principal that exceed the undiscounted cash flows expected at acquisition, or the "nonaccretable difference," are not recognized as a yield adjustment. Subsequent decreases to the expected cash flows will generally result in a provision for loan losses. Subsequent increases in expected cash flows result in a reversal of the provision for loan losses to the extent of prior charges or a reclassification of the difference from nonaccretable to accretable yield with a positive impact on interest income on a prospective basis. If the Company does not have the information necessary to reasonably estimate cash flows to be expected, it may use the cost recovery method or cash basis method of income recognition.

Off-Balance Sheet Credit Related Financial Instruments

        In the ordinary course of business, the Banks have entered into commitments to extend credit, including commitments under credit arrangements, commercial letters of credit, and standby letters of credit. Such financial instruments are recorded when they are funded.

HEARTLAND BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Goodwill and Other Intangible Assets

        Goodwill represents the excess of the original cost over the fair value of assets acquired and liabilities assumed. Goodwill is not amortized but instead is subject to an annual impairment evaluation by applying a fair-value based test. The Company has selected December 31 as the date to perform the annual impairment test. At December 31, 2018 and 2017, the Company's evaluations of goodwill indicated that goodwill was not impaired. Other identifiable intangible assets consist of core deposit intangible assets with definite useful lives which are being amortized using straight-line and accelerated methods over 10 years. The Company will periodically review the status of core deposit intangible assets for any events or circumstances which may change the recoverability of the underlying basis.

Loan Servicing

        The Company periodically sells mortgage loans on the secondary market with servicing retained. For sales of mortgage loans, a portion of the cost of originating the loan is allocated to the servicing right based on fair value. Fair value is based on market prices for comparable mortgage servicing contracts, when available, or alternatively, is based on a valuation model that calculates the present value of estimated future net servicing income. The valuation model incorporates assumptions that market participants would use in estimating future net servicing income, such as the cost to service, the discount rate, the custodial earnings rate, an inflation rate, ancillary income, prepayment speeds, and default rates and losses. Mortgage servicing rights are carried at fair value on the consolidated balance sheets and changes in fair value are recorded in mortgage loan servicing fees, net on the consolidated statements of income.

Bank Premises and Equipment

        Land is carried at cost. Bank premises and equipment are carried at cost less accumulated depreciation. Depreciation is computed over the estimated useful lives of the individual assets using straight-line and accelerated methods.

Bank Premises Held for Sale

        Bank premises held for sale is carried at the lower of cost or fair value less estimated costs to sell. The bank premises are not depreciated while classified as held for sale.

        During the year ended December 31, 2017, the Company closed certain branch locations. As of December 31, 2018 and 2017, the related branch buildings classified as held for sale totaled $749,000 and $2,319,000, respectively. During the years ended December 31, 2018 and 2017, there were impairment losses of $52,000 and $1,936,000, respectively, included in occupancy of bank premises on the consolidated statements of income. There was no bank premises held for sale as of December 31, 2016 or related impairment losses for the year then ended.

Impairment of Long-Lived Assets

        The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of carrying amount or fair value less estimated costs to sell.

FDIC Indemnification Asset and True-up Liability

        As a part of the Bank of Illinois (BOI) acquisition in 2010 and the Western Springs National Bank and Trust (WSNBT) acquisition in 2011, the Bank entered into loss-sharing agreements with the FDIC covering realized losses on loans and foreclosed assets. The BOI agreement included single family residential and non-single family residential loss-share agreements, while the WSNBT agreement only included a non-single family residential loss-share agreement. The single-family loss-share agreement had an original term of ten years and the non-single family residential loss-share agreement had an original term of eight years. The loss-sharing assets were measured separately from the loan portfolio because they were not contractually embedded in the loans and were not transferable with the loans should the Company choose to dispose of them. Fair values at the acquisition date were estimated based on projected cash flows for loss-sharing reimbursements and based on the credit adjustments estimated for each loan pool and the loss-sharing percentages. The loss-sharing assets were also separately measured from the related foreclosed real estate. Although these assets were contractual receivables from the FDIC, there were no contractual interest rates.

        As part of the loss-share agreements associated with the BOI and WSNBT transactions HBT may have been required to pay the FDIC certain amounts at the end of the loss-share agreement terms. The Company's estimated true-up liability amounted to $4,593,000 as of December 31, 2016. Such amount was all related to the BOI agreement and was included in other liabilities in the accompanying consolidated balance sheets.

        On October 27, 2017, the loss-sharing agreements with the FDIC were terminated. As part of the termination agreement, the Company paid cash of $4,929,000 to the FDIC and also incurred a write-down of $459,000 which represented the remaining carrying value of the FDIC indemnification asset.

Wealth Management Assets and Fees

        Assets of the wealth management department of the Banks are not included in the consolidated balance sheets as they are not assets of the Company or Banks. Fee income generated from wealth management services is recorded in the consolidated statements of income as a source of noninterest income.

Foreclosed Assets

        Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value less estimated cost to sell at the date of foreclosure, establishing a new cost basis. Any write-down based on the fair value of the asset at the date of acquisition is charged to the allowance for loan losses. If the fair value of the asset less estimated cost to sell exceeds the recorded investment in the loan at the date of foreclosure, the increase in value is charged to current year operations unless there has been a prior charge-off, in which case a recovery to the allowance for loan losses is recorded. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less estimated cost to sell. Write-downs of foreclosed assets subsequent to foreclosure are charged to current year operations as are gains and losses from sale of foreclosed assets, as well as expenses to maintain and hold foreclosed assets.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Employee Benefit Plans

        The Company sponsors a profit sharing plan under which the Company may contribute, at the discretion of the Board of Directors, a discretionary amount to all participating employees for the plan year. Participating employees are those employees in service on the valuation date who were employed on the last day of the plan year then ended, were on leave of absence on the last day of the plan year then ended, or any participant whose service was terminated during the plan year then ended due to retirement, disability, or death. A 401(k) feature also allows the Bank to make discretionary matching contributions in an amount up to 5% of compensation contributed by employees.

        The Company has a cafeteria plan including a Dependent Care Assistance Program and Healthcare Reimbursement Plan. Participants become eligible to join the plan once they have completed ninety days of employment, with entry date being the first day of the month coinciding with or following the date they meet the eligibility requirements.

Supplemental Executive Retirement Plan

        HBT has a supplemental executive retirement plan (SERP) that provides retirement incentives for certain executive employees. The liabilities for these awards are included in other liabilities in the consolidated balance sheets. This is an unfunded plan.

Stock Appreciation Rights

        The Company has a stock appreciation rights (SAR) plan. The Company recognizes compensation cost for awards requiring settlement in cash as the excess, if any, of the current market price of the stock, as determined based on an independent valuation, over the "base price" of the SAR, as defined in the SAR agreement. The Company's future liability for these awards is included in other liabilities in the consolidated balance sheets.

Transfers of Financial Assets and Participating Interests

        Transfers of an entire financial asset or a participating interest in an entire financial asset are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

        The transfer of a participating interest in an entire financial asset must also meet the definition of a participating interest. A participating interest in a financial asset has all of the following characteristics: (1) from the date of transfer, it must represent a proportionate (pro rata) ownership interest in the financial asset, (2) from the date of transfer, all cash flows received, except any cash flows allocated as any compensation for servicing or other services performed, must be divided proportionately among participating interest holders in the amount equal to their share ownership, (3) the rights of each participating interest holder must have the same priority, and (4) no party has the right to pledge or exchange the entire financial asset unless all participating interest holders agree to do so.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising Costs

        Advertising costs are expensed as incurred.

Income Taxes

        The Company, with the consent of its stockholders, has elected to be taxed under sections of federal and state income tax law as an "S corporation" which provides that, in lieu of Company income taxes, except for state replacement and franchise taxes, the stockholders separately account for their pro rata shares of the Company's items of income, deductions, losses and credits. As a result of this election, no income taxes, other than state replacement and franchise taxes, have been recognized in the accompanying consolidated financial statements. As of December 31, 2018, the Company's reported net assets were less than their tax bases by approximately $2,574,000. No provision has been made for any amounts which may be advanced or paid as dividends to the stockholders to assist them in paying their personal taxes on the income from the Company.

        The Company files consolidated federal and state income tax returns. The Company is no longer subject to federal or state income tax examinations for years prior to 2015.

        With regard to uncertain tax matters, the Company recognizes in the consolidated financial statements the impact of a tax position taken, or expected to be taken, if it is more likely than not that the position will be sustained on audit based on the technical merit of the position. Management has analyzed the tax positions taken by the Company and concluded as of December 31, 2018 and 2017, there are no uncertain tax positions taken or expected to be taken that require recognition of a liability or disclosure in the consolidated financial statements. When applicable, the Company recognizes interest accrued related to unrecognized tax benefits and penalties in operating expenses.

Derivative Financial Instruments

        As part of the Company's asset/liability management, the Company uses interest rate swaps (swaps) to hedge various exposures or to modify interest rate characteristics of various balance sheet accounts. Derivatives that are used as part of the asset/liability management process are linked to specific assets or liabilities, or pools of assets or liabilities, and have high correlation between the contract and the underlying item being hedged, both at inception and throughout the hedge period.

        All derivatives are recognized on the balance sheet at their fair value. On the date the derivative contract is entered into, the Company may designate the derivative as a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability "cash flow" hedge. Changes in the fair value of a derivative that is highly effective as—and that is designated and qualifies as—a cash-flow hedge are recorded in other comprehensive income (loss), until earnings are affected by the variability of cash flows (e.g., when periodic settlements on a variable-rate asset or liability are recorded in earnings).

        The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedged transactions. This process includes linking all derivatives that are designated as cash-flow hedges to specific assets and liabilities on the balance sheet or forecasted transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively.

        The Company discontinues hedge accounting prospectively when (a) it is determined that the derivative is no longer effective in offsetting changes in the cash flows of a hedged item (including forecasted transactions); (b) the derivative expires or is sold, terminated, or exercised; (c) the derivative is dedesignated as a hedge instrument, because it is unlikely that a forecasted transaction will occur; or (d) management determines that designation of the derivative as a hedge instrument is no longer appropriate.

        When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the derivative will continue to be carried on the balance sheet at its fair value, and gains and losses that were accumulated in other comprehensive income will be recognized immediately in earnings. In all other situations in which hedge accounting is discontinued, the derivative will be carried at its fair value on the balance sheet, with subsequent changes in its fair value recognized in current-period earnings.

Comprehensive Income (Loss)

        Accounting principles generally require that recognized revenue, expenses, gains, and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on securities available-for-sale and interest rate swap agreements designated as cash flow hedges, are reported as a separate component of the equity section of the consolidated balance sheets, such items, along with net income, are components of comprehensive income (loss).

Fair Value Measurements

        The Company categorizes its assets and liabilities measured at fair value into a three-level hierarchy based on the priority of the inputs to the valuation technique used to determine fair value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used in the determination of the fair value measurement fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement. Assets and liabilities valued at fair value are categorized based on the inputs to the valuation techniques as follows:

          Level 1— Inputs that are quoted prices (unadjusted) for identical assets or liabilities in active markets that the Company has the ability to access as of the measurement date.

          Level 2— Inputs that are significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

          Level 3— Inputs that are unobservable inputs that reflect a Company's own assumptions about the assumptions that market participants would use in pricing as asset or liability.

        Subsequent to initial recognition, the Company may re-measure the carrying value of assets and liabilities measured on a nonrecurring basis to fair value. Adjustments to fair value usually result when

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

certain assets are impaired. Such assets are written down from their carrying amounts to their fair value.

        Accounting standards allow entities the irrevocable option to elect to measure certain financial instruments and other items at fair value for the initial and subsequent measurement on an instrument-by-instrument basis. The Company adopted the policy and has not elected to measure any existing financial instruments at fair value, except for mortgage servicing rights; however, it may elect to measure newly acquired financial instruments at fair value in the future.

Revenue from Contracts with Customers

        The Company adopted the new authoritative accounting guidance under ASC Topic 606, Revenue from Contracts with Customers on January 1, 2018 using the modified retrospective transition method, and a cumulative effect adjustment to retained earnings was not necessary.

        The new authoritative accounting guidance under ASC Topic 606 requires an entity to recognize revenue in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. To achieve this, the Company takes the following steps: identify the contract(s) with a customer; identify the performance obligations in the contract; determine the transaction price; allocate the transaction price to the performance obligations in the contract; and recognize revenue when (or as) the Company satisfies a performance obligation. The non-interest revenue streams that are considered to be in the scope of this new guidance are discussed below.

        Wealth management fees:    Consists of revenue from the management and advisement of client assets and trust administration. The Company's performance obligation is generally satisfied over time, and the fees are recognized monthly. Payment is typically received quarterly or annually.

        Title insurance activity:    Consists of fees related to real estate sale closings, title search fees, and title insurance premiums with First Community Title Services, Inc. acting as an agent. The Company's performance obligations are generally satisfied and payment is typically received at the time a real estate transaction is finalized.

        Service charges on deposit accounts:    Consists of deposit related fees such as account analysis fees, monthly service fees, and other related fees. The Company' performance obligation is ongoing and either party may cancel at any time. These fees are generally recognized as the services are rendered on a monthly basis. Payment is typically received monthly.

        Card income:    Consists of debit and credit card interchange fees. For debit and credit card transactions, the Company considers the merchant as the customer for interchange revenue with the performance obligation being satisfied when the cardholder purchases goods or services from the merchant. Interchange revenue is recognized as the services are provided. Payment is typically received daily.

Earnings Per Share

        Basic earnings per share is computed by dividing net income by the weighted average shares of common stock outstanding during the year. There were no dilutive instruments outstanding during 2018, 2017, and 2016 therefore, diluted earnings per share is the same as basic earnings per share.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Segment Reporting

        The Company's operations consist of one reportable segment called community banking. The operations of the non-bank subsidiaries of the Company primarily support the operations of the Banks. While the Company's management monitors both bank subsidiaries' operations and profitability separately, these subsidiaries have been aggregated into one reportable segment due to the similarities in products and services, customer base, operations, profitability measures, and economic characteristics.

Reclassifications

        Certain reclassifications of the 2017 and 2016 consolidated financial statement amounts have been made to conform to the 2018 presentation with no impact on previously reported net income or stockholders' equity.

Recent Accounting Pronouncements

        In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). Under the new guidance in this ASU, lessees will be required to recognize the following for all leases (with the exception of short-term leases) at the commencement date: (1) a lease liability, which is a lessee's obligation to make lease payments arising from a lease, measured on a discounted basis; and (2) a right-of-use asset, which is an asset that represents the lessee's right to use, or control the use of, a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. Certain targeted improvements were made to align, where necessary, lessor accounting with the lessee accounting model and Topic 606, Revenue from Contracts with Customers. The new lease guidance also simplified the accounting for sale and leaseback transactions primarily because lessees must recognize lease assets and lease liabilities. Lessees will no longer be provided with a source of off-balance sheet financing. ASU 2016-02 is effective for years beginning after December 15, 2018, including interim periods within those years. Early application is permitted. Lessees (for capital and operating leases) and lessors (for sales-type, direct financing, and operating leases) must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Lessees and lessors may not apply a full retrospective transition approach. The Company adopted this standard on January 1, 2019 without a material impact on the Company's results of operations or financial condition.

        In March 2016, FASB issued ASU 2016-05, Derivatives and Hedging (Topic 815): Effect of Derivative Contract Novations on Existing Hedge Accounting Relationships, which clarifies that a change in the counterparty to a derivative instrument that has been designated as a hedging instrument does not, in and of itself, require dedesignation of that hedging relationship provided that all other hedge accounting criteria continue to be met. ASU 2016-05 was effective for the Company for years beginning after December 15, 2016, including interim periods within those years. The Company has applied ASU 2016-05 on a prospective basis. This standard did not have a material impact on the Company's consolidated results of operations or financial position.

        In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 requires the measurement of all

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts and requires enhanced disclosures related to the significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an organization's portfolio. In addition, ASU 2016-13 amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. ASU 2016-13 is effective for years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted for years beginning after December 31, 2018, including interim periods within those years. The Company is currently evaluating the effect that this standard will have on the consolidated financial statements.

        In January 2017, the FASB issued ASU 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. This ASU simplifies measurement of goodwill and eliminates Step 2 from the goodwill impairment test. Under the ASU, a company should perform its goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An impairment charge should be recognized for the amount by which the carrying amount exceeds the reporting unit's fair value. The impairment charge is limited to the amount of goodwill allocated to that reporting unit. The amendments in this update are effective for annual or any interim goodwill impairment tests in years beginning after December 15, 2019, including interim periods within those years. Early adoption is permitted for goodwill impairment tests performed on testing dates after January 1, 2017. This standard is not expected to have a material impact on the Company's consolidated results of operations or financial position.

        In March 2017, the FASB issued ASU 2017-08, Receivables—Nonrefundable Fees and Other Costs (Subtopic 310-20), Premium Amortization on Purchased Callable Debt Securities. ASU 2017-08 shortens the amortization period for certain callable debt securities held at a premium, requiring the premium to be amortized to the earliest call date. ASU 2017-08 does not require an accounting change for securities held at a discount; the discount continues to be amortized to maturity. This guidance is effective for years, and interim periods within those years, beginning after December 15, 2018, with early adoption permitted. The adoption of this ASU requires use of a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. The Company adopted this standard on January 1, 2019 without a material impact on the Company's results of operations or financial condition.

        In August 2017, the FASB issued ASU 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities. ASU 2017-12 improves the financial reporting of hedging relationships to better portray the economic results of an entity's risk management activities in its financial statements and make certain targeted improvements to simplify the application of the hedge accounting guidance in current generally accepted accounting principles. This guidance is effective for years beginning after December 15, 2018, and interim periods within those years. Early application is permitted. The Company adopted this standard on January 1, 2018 without a material impact on the Company's results of operations or financial condition.

        In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 removes, modifies, and adds certain disclosure requirements on fair value measurements. This guidance is effective for annual reporting periods beginning after December 15, 2019, including interim periods

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

within those fiscal years, with early adoption permitted. This standard is not expected to have a material impact on the Company's consolidated results of operations or financial position.

        In October 2018, the FASB issued ASU 2018-16, Derivatives and Hedging (Topic 815): Inclusion of the Secured Overnight Financing Rate (SOFR) Overnight Index Swap Rate as a Benchmark Interest Rate for Hedge Accounting Purposes. ASU 2018-16 permits the use of the SOFR Overnight Index Swap Rate as a U.S. benchmark interest rate for hedge accounting purposes under ASC 815. This guidance is effective for years beginning after December 15, 2018. This standard is not expected to have a material impact on the Company's consolidated results of operations or financial position.

Subsequent Events

        In preparing these consolidated financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through March 25, 2019, the date the consolidated financial statements were issued.

        In 2019, the Company entered into an agreement to sell the First Community Title Services, Inc. to Illinois Real Estate Title Center, LLC, an Illinois limited liability company, for a combination of cash and an equity interest in Illinois Real Estate Title Center, LLC representing total consideration of approximately $498,000. The sale of First Community Title Services, Inc. closed on February 15, 2019.

NOTE 2—TRANSACTIONS BETWEEN ENTITIES UNDER COMMON CONTROL

        On October 29, 2018, the Company entered into an agreement to exchange 100% of the outstanding stock of Lincoln S.B. Corp., an Illinois Corporation headquartered in Lincoln, Illinois, for shares of Heartland Bancorp, Inc. Series A common stock. The transaction was completed on December 31, 2018 (the effective date). State Bank of Lincoln, which was Lincoln S.B. Corp.'s wholly-owned subsidiary prior to the agreement, offers a full line of quality retail and commercial banking products through six branches in central Illinois. The Company has operated State Bank of Lincoln as a separate subsidiary since the transaction was completed.

        Under the terms of the definitive agreement, the 14,548 issued and outstanding shares of Lincoln S.B. Corp. common stock were converted into 69,128 shares of Heartland Bancorp, Inc. Series A common stock and approximately $6,000 paid in cash for fractional shares. In addition to the shares exchanged and cash paid for fractional shares, an additional $500,000 in cash was deposited into an escrow account. After 12 months, the escrow agreement shall expire, and the funds held in escrow shall be distributed to the Lincoln S.B. Corp. shareholders.

        The voting ownership of Heartland Bancorp, Inc. and Lincoln S.B. Corp. were considered under common control on the effective date of the transaction and for all periods presented in the consolidated financial statements.

        This transaction was accounted for as a change in reporting entity and, accordingly, Heartland Bancorp, Inc., the receiving entity, recognized assets and liabilities transferred at their carrying amounts in the accounts of Lincoln S.B. Corp., the transferring entity, on the effective date of the transaction. The results of operations are reported as though the exchange of equity interests had occurred at the beginning of the year ended December 31, 2016. For similar assets and liabilities accounted for using different accounting methods, the carrying amounts have been retrospectively adjusted to the basis of

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2—TRANSACTIONS BETWEEN ENTITIES UNDER COMMON CONTROL (Continued)

accounting used by Heartland Bancorp, Inc. Significant intra-entity transactions and accounts have been eliminated in consolidation.

NOTE 3—RESTRICTED CASH AND DUE FROM BANKS

        The Federal Reserve Bank required the Banks to maintain balances on reserve of approximately $22,037,000 and $21,053,000 at December 31, 2018 and 2017, respectively.

NOTE 4—SECURITIES

        Securities as shown in these consolidated financial statements reflect revised categories as required by the Company's adoption of ASU 2016-01 on January 1, 2018. That new guidance refined the definition of equity securities and required their segregation from debt securities available-for-sale. For comparability purposes, reclassifications to the 2017 consolidated financial statement amounts have been made to conform to the 2018 presentation.

        The carrying balances of the securities were as follows as of December 31:

	2018	2017
	(dollars in thousands)
Securities available-for-sale	$679,526	$769,571
Securities held-to-maturity	121,715	129,322
Equity securities:
Readily determinable fair value	3,081	3,203
No readily determinable fair value	180	—

Total securities	$804,502	$902,096

        While changes in the fair value of debt securities available-for-sale continue to be recorded in accumulated other comprehensive income (loss), the new guidance requires changes in the fair value of equity securities to be recorded in current earnings. As required by the new guidance, the unrealized gain in fair value on equity securities (recorded in accumulated other comprehensive loss at December 31, 2017) was reclassified to retained earnings on January 1, 2018. The amount of the reclassification was $122,000.

        As of December 31, 2018 and 2017, equity securities with readily determinable fair values include common stocks and mutual funds with a total fair value of $3,081,000 and $3,203,000, respectively. The Company recorded $122,000 of unrealized losses in non-interest income in the accompanying consolidated financial statements for the year ended December 31, 2018 related to the change in the fair value of equity securities with readily determinable fair values.

        As of December 31, 2018, equity securities without readily determinable fair values had a total carrying value of $180,000. The Company has elected, under the ASU, to measure the equity securities without readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes for identical or similar securities of the same issuer. During the year ended December 31, 2018, the Company did not record any impairment or other adjustments to the carrying amount the equity securities without readily determinable fair values. There were no equity securities without readily determinable fair values as of December 31, 2017 or for the years ended December 31, 2017 and 2016.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 4—SECURITIES (Continued)

        The amortized cost and fair values of securities available-for-sale, with gross unrealized gains and losses, are as follows:

December 31, 2018	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(dollars in thousands)
Available-for-sale:
U.S. government agency	$46,977	$250	$(361)	$46,866
Municipal	161,957	761	(1,268)	161,450
Agency mortgage-backed:
Residential	235,903	788	(2,388)	234,303
Commercial	151,878	285	(2,082)	150,081
Private-label mortgage-backed	254	2	—	256
Corporate	87,118	207	(755)	86,570

Total	$684,087	$2,293	$(6,854)	$679,526

December 31, 2017	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(dollars in thousands)
Available-for-sale:
U.S. Treasury	$7,033	$—	$(5)	$7,028
U.S. government agency	45,798	73	(136)	45,735
Municipal	206,472	2,141	(660)	207,953
Agency mortgage-backed:
Residential	267,039	705	(2,046)	265,698
Commercial	149,543	40	(1,572)	148,011
Asset-backed and private-label mortgage-backed	3,508	8	(3)	3,513
Corporate	91,588	315	(270)	91,633

Total	$770,981	$3,282	$(4,692)	$769,571

        The carrying value and fair value of securities held-to-maturity, with gross unrealized gains and losses, are as follows:

December 31, 2018	Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(dollars in thousands)
Held-to-maturity:
Municipal	$73,176	$1,149	$(42)	$74,283
Agency mortgage-backed:
Residential	23,192	—	(998)	22,194
Commercial	25,347	177	(495)	25,029

Total	$121,715	$1,326	$(1,535)	$121,506

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 4—SECURITIES (Continued)

December 31, 2017	Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(dollars in thousands)
Held-to-maturity:
Municipal	$79,490	$2,340	$(6)	$81,824
Agency mortgage-backed:
Residential	27,552	40	(826)	26,766
Commercial	22,280	205	(281)	22,204

Total	$129,322	$2,585	$(1,113)	$130,794

        Amortized cost of securities held-to-maturity amounted to $72,982,000 and $78,892,000 for municipal securities and $48,611,000 and $49,926,000 for mortgage-backed securities as of December 31, 2018 and 2017, respectively.

        At December 31, 2018 and 2017, the Banks had securities with a carrying value of $291,404,000 and $301,968,000, respectively, which were pledged to secure public and trust deposits, securities sold under agreements to repurchase, and for other purposes required or permitted by law.

        The Company has no direct exposure to the State of Illinois, but approximately 53% of the obligations of local municipalities portfolio consists of securities issued by municipalities located in Illinois as of December 31, 2018. Approximately 93% of such securities were general obligation issues as of December 31, 2018.

        The amortized cost and fair value of securities available-for-sale and the carrying value and fair value of securities held-to-maturity, at December 31, 2018, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Available-for-Sale		Held-to-Maturity
	Amortized Cost	Fair Value	Carrying Value	Fair Value
	(dollars in thousands)
Due in 1 year or less	$61,047	$60,935	$699	$699
Due after 1 year through 5 years	140,266	139,949	19,048	19,266
Due after 5 years through 10 years	83,859	83,447	47,752	48,499
Due after 10 years	10,880	10,555	5,677	5,819
Agency mortgage-backed:
Residential	235,903	234,303	23,192	22,194
Commercial	151,878	150,081	25,347	25,029
Asset-backed and private-label mortgage-backed	254	256	—	—

Total	$684,087	$679,526	$121,715	$121,506

HEARTLAND BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 4—SECURITIES (Continued)

        Sales of securities available-for-sale were as follows for the years ended December 31:

	2018	2017	2016
	(dollars in thousands)
Proceeds from sales	$104,303	$51,500	$9,884
Gross realized gains	281	—	106
Gross realized losses	(2,822)	(1,275)	—

        The following tables present gross unrealized losses and fair value of investments, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of December 31:

	Investments in a Continuous Unrealized Loss Position
	Less than 12 Months		12 Months or More		Total
December 31, 2018	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value
	(dollars in thousands)
Available-for-sale:
U.S. government agency	$(302)	$19,079	$(59)	$7,938	$(361)	$27,017
Municipal	(230)	31,034	(1,038)	59,702	(1,268)	90,736
Agency mortgage-backed:
Residential	(299)	40,864	(2,089)	99,967	(2,388)	140,831
Commercial	(262)	35,462	(1,820)	81,899	(2,082)	117,361
Corporate	(263)	20,734	(492)	39,054	(755)	59,788

Total	$(1,356)	$147,173	$(5,498)	$288,560	$(6,854)	$435,733

Held-to-maturity:
Municipal	$(32)	$4,166	$(10)	$1,856	$(42)	$6,022
Agency mortgage-backed:
Residential	(59)	4,046	(939)	17,564	(998)	21,610
Commercial	(67)	8,910	(428)	10,413	(495)	19,323

Total	$(158)	$17,122	$(1,377)	$29,833	$(1,535)	$46,955

HEARTLAND BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 4—SECURITIES (Continued)

	Investments in a Continuous Unrealized Loss Position
	Less than 12 Months		12 Months or More		Total
December 31, 2017	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value
	(dollars in thousands)
Available-for-sale:
U.S. Treasury	$(5)	$7,028	$—	$—	$(5)	$7,028
U.S. government agency	(113)	20,885	(23)	1,971	(136)	22,856
Municipal	(430)	67,512	(230)	11,505	(660)	79,017
Agency mortgage-backed:
Residential	(1,269)	161,804	(777)	38,983	(2,046)	200,787
Commercial	(813)	86,886	(759)	38,079	(1,572)	124,965
Asset-backed and private-label
mortgage-backed	(3)	2,997	—	—	(3)	2,997
Corporate	(270)	58,346	—	—	(270)	58,346

Total	$(2,903)	$405,458	$(1,789)	$90,538	$(4,692)	$495,996

Held-to-maturity:
Municipal	$(6)	$2,172	$—	$—	$(6)	$2,172
Agency mortgage-backed:
Residential	(20)	4,873	(806)	16,384	(826)	21,257
Commercial	(11)	2,474	(270)	8,638	(281)	11,112

Total	$(37)	$9,519	$(1,076)	$25,022	$(1,113)	$34,541

        At December 31, 2018, there were 286 securities in an unrealized loss position for a period of twelve months or more, and 140 securities in an unrealized loss position for a period of less than twelve months. These unrealized losses are primarily a result of fluctuations in interest rates in the bond market. In analyzing an issuer's financial condition, management considers whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, and industry analysts' reports. Management believes that all declines in value of these securities are deemed to be temporary.

HEARTLAND BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 5—LOANS AND THE ALLOWANCE FOR LOAN LOSSES

        Major categories of loans as of December 31 are summarized as follows:

	2018	2017
	(dollars in thousands)
Commercial	$357,923	$368,723
Agricultural and farmland	208,709	207,165
Commercial real estate—owner occupied	245,270	264,928
Commercial real estate—non-owner occupied	512,188	464,645
Multi-family	134,057	134,642
Construction and land	232,957	164,994
Residential real estate	300,010	343,646
Consumer and other	98,475	104,471

Gross loans, excluding loans acquired with deteriorated credit quality	2,089,589	2,053,214
Allowance for loan losses	(19,985)	(19,102)

Loans, excluding loans acquired with deteriorated credit quality, net	2,069,604	2,034,112
Gross loans acquired with deteriorated credit quality	54,668	62,732
Allowance for loan losses	(524)	(663)

Loans acquired with deteriorated credit quality, net	54,144	62,069

Total loans, net	$2,123,748	$2,096,181

        The following tables detail activity in the allowance for loan losses (excluding loans acquired with deteriorated credit quality) for the years ended December 31.

Year Ended December 31, 2018	Commercial	Agricultural and Farmland	Commercial Real Estate Owner Occupied	Commercial Real Estate Non-owner Occupied	Multi-Family	Construction and Land	Residential Real Estate	Consumer and Other	Total
	(dollars in thousands)
Allowance for loan losses:
Beginning balance	$4,893	$2,385	$1,510	$2,474	$966	$2,940	$2,652	$1,282	$19,102
Provision for loan losses	(20)	265	3,112	261	(59)	596	953	320	5,428
Charge-offs	(1,446)	—	(2,187)	(237)	—	(58)	(1,366)	(783)	(6,077)
Recoveries	315	—	54	141	—	260	490	272	1,532

Ending balance	$3,742	$2,650	$2,489	$2,639	$907	$3,738	$2,729	$1,091	$19,985

Year Ended December 31, 2017	Commercial	Agricultural and Farmland	Commercial Real Estate Owner Occupied	Commercial Real Estate Non-owner Occupied	Multi-Family	Construction and Land	Residential Real Estate	Consumer and Other	Total
	(dollars in thousands)
Allowance for loan losses:
Beginning balance	$4,530	$3,454	$1,612	$2,690	$1,276	$1,922	$2,518	$1,075	$19,077
Provision for loan losses	1,955	(1,066)	(108)	(234)	(168)	1,494	431	709	3,013
Charge-offs	(1,780)	(3)	(32)	(940)	(142)	(503)	(711)	(811)	(4,922)
Recoveries	188	—	38	958	—	27	414	309	1,934

Ending balance	$4,893	$2,385	$1,510	$2,474	$966	$2,940	$2,652	$1,282	$19,102

HEARTLAND BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 5—LOANS AND THE ALLOWANCE FOR LOAN LOSSES (Continued)

Year Ended December 31, 2016	Commercial	Agricultural and Farmland	Commercial Real Estate Owner Occupied	Commercial Real Estate Non-owner Occupied	Multi-Family	Construction and Land	Residential Real Estate	Consumer and Other	Total
	(dollars in thousands)
Allowance for loan losses:
Beginning balance	$4,460	$3,019	$1,425	$2,451	$763	$1,768	$3,131	$694	$17,711
Provision for loan losses	502	518	931	1,253	507	577	832	1,049	6,169
Charge-offs	(1,322)	(83)	(753)	(1,109)	—	(442)	(1,703)	(988)	(6,400)
Recoveries	890	—	9	95	6	19	258	320	1,597

Ending balance	$4,530	$3,454	$1,612	$2,690	$1,276	$1,922	$2,518	$1,075	$19,077

        The following tables detail activity in the allowance for loan losses for loans acquired with deteriorated credit quality for the years ended December 31.

Year Ended December 31, 2018	Commercial	Agricultural and Farmland	Commercial Real Estate Owner Occupied	Commercial Real Estate Non-owner Occupied	Multi-Family	Construction and Land	Residential Real Estate	Consumer and Other	Total
	(dollars in thousands)
Allowance for loan losses:
Beginning balance	$518	$—	$—	$2	$31	$41	$71	$—	$663
Provision for loan losses	(512)	—	182	3	168	397	31	—	269
Charge-offs	—	—	(165)	—	(194)	—	(49)	—	(408)
Recoveries	—	—	—	—	—	—	—	—	—

Ending balance	$6	$—	$17	$5	$5	$438	$53	$—	$524

Year Ended December 31, 2017	Commercial	Agricultural and Farmland	Commercial Real Estate Owner Occupied	Commercial Real Estate Non-owner Occupied	Multi-Family	Construction and Land	Residential Real Estate	Consumer and Other	Total
	(dollars in thousands)
Allowance for loan losses:
Beginning balance	$340	$1	$10	$11	$6	$61	$202	$—	$631
Provision for loan losses	178	(1)	(10)	(9)	36	(20)	(55)	7	126
Charge-offs	—	—	—	—	(11)	—	(76)	(7)	(94)
Recoveries	—	—	—	—	—	—	—	—	—

Ending balance	$518	$—	$—	$2	$31	$41	$71	$—	$663

Year Ended December 31, 2016	Commercial	Agricultural and Farmland	Commercial Real Estate Owner Occupied	Commercial Real Estate Non-owner Occupied	Multi-Family	Construction and Land	Residential Real Estate	Consumer and Other	Total
	(dollars in thousands)
Allowance for loan losses:
Beginning balance	$4	$—	$19	$43	$1	$280	$190	$—	$537
Provision for loan losses	336	1	(9)	(7)	5	(219)	157	1	265
Charge-offs	—	—	—	(25)	—	—	(145)	(1)	(171)
Recoveries	—	—	—	—	—	—	—	—	—

Ending balance	$340	$1	$10	$11	$6	$61	$202	$—	$631

HEARTLAND BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 5—LOANS AND THE ALLOWANCE FOR LOAN LOSSES (Continued)

        The following tables present the recorded investments in loans and the allowance for loan losses by category as of December 31.

December 31, 2018	Commercial	Agricultural and Farmland	Commercial Real Estate Owner Occupied	Commercial Real Estate Non-owner Occupied	Multi-Family	Construction and Land	Residential Real Estate	Consumer and Other	Total
	(dollars in thousands)
Loan balances:
Individually evaluated for impairment	$7,488	$11,295	$19,202	$7,820	$1,678	$3,331	$12,837	$416	$64,067
Collectively evaluated for impairment	350,435	197,414	226,068	504,368	132,379	229,626	287,173	98,059	2,025,522
Acquired with deteriorated credit quality	2,578	1,166	9,804	21,722	1,868	4,318	13,098	114	54,668

Total	$360,501	$209,875	$255,074	$533,910	$135,925	$237,275	$313,108	$98,589	$2,144,257

Allowance for loan losses:
Individually evaluated for impairment	$1,554	$39	$1,066	$73	$267	$1,714	$1,265	$67	$6,045
Collectively evaluated for impairment	2,188	2,611	1,423	2,566	640	2,024	1,464	1,024	13,940
Acquired with deteriorated credit quality	6	—	17	5	5	438	53	—	524

Total	$3,748	$2,650	$2,506	$2,644	$912	$4,176	$2,782	$1,091	$20,509

December 31, 2017	Commercial	Agricultural and Farmland	Commercial Real Estate Owner Occupied	Commercial Real Estate Non-owner Occupied	Multi-Family	Construction and Land	Residential Real Estate	Consumer and Other	Total
	(dollars in thousands)
Loan balances:
Individually evaluated for impairment	$9,837	$7,652	$12,246	$4,121	$2,160	$3,917	$14,886	$789	$55,608
Collectively evaluated for impairment	358,886	199,513	252,682	460,524	132,482	161,077	328,760	103,682	1,997,606
Acquired with deteriorated credit quality	2,729	1,184	11,955	23,797	2,413	5,519	15,013	122	62,732

Total	$371,452	$208,349	$276,883	$488,442	$137,055	$170,513	$358,659	$104,593	$2,115,946

Allowance for loan losses:
Individually evaluated for impairment	$2,499	$—	$142	$105	$284	$1,667	$803	$197	$5,697
Collectively evaluated for impairment	2,394	2,385	1,368	2,369	682	1,273	1,849	1,085	13,405
Acquired with deteriorated credit quality	518	—	—	2	31	41	71	—	663

Total	$5,411	$2,385	$1,510	$2,476	$997	$2,981	$2,723	$1,282	$19,765

HEARTLAND BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 5—LOANS AND THE ALLOWANCE FOR LOAN LOSSES (Continued)

        The following tables present loans individually evaluated for impairment by category of loans as of December 31.

December 31, 2018	Unpaid Principal Balance	Recorded Investment	Related Allowance	Average Recorded Investment	Interest Income Recognized
	(dollars in thousands)
With an allowance recorded:
Commercial	$2,833	$2,833	$1,554	$4,274	$106
Agricultural and farmland	406	406	39	566	16
Commercial real estate—owner occupied	2,323	2,322	1,066	3,574	67
Commercial real estate—non-owner occupied	103	103	73	640	7
Multi-family	1,362	1,362	267	1,472	66
Construction and land	3,136	3,135	1,714	2,593	161
Residential real estate	3,022	3,008	1,265	3,377	82
Consumer and other	230	231	67	302	5

Total	$13,415	$13,400	$6,045	$16,798	$510

With no related allowance:
Commercial	$4,651	$4,655	$—	$5,093	$59
Agricultural and farmland	10,888	10,889	—	8,815	526
Commercial real estate—owner occupied	16,891	16,880	—	12,217	384
Commercial real estate—non-owner occupied	7,715	7,717	—	7,110	147
Multi-family	316	316	—	355	17
Construction and land	198	196	—	528	3
Residential real estate	9,874	9,829	—	10,706	168
Consumer and other	184	185	—	297	5

Total	$50,717	$50,667	$—	$45,121	$1,309

Total:
Commercial	$7,484	$7,488	$1,554	$9,367	$165
Agricultural and farmland	11,294	11,295	39	9,381	542
Commercial real estate—owner occupied	19,214	19,202	1,066	15,791	451
Commercial real estate—non-owner occupied	7,818	7,820	73	7,750	154
Multi-family	1,678	1,678	267	1,827	83
Construction and land	3,334	3,331	1,714	3,121	164
Residential real estate	12,896	12,837	1,265	14,083	250
Consumer and other	414	416	67	599	10

Total	$64,132	$64,067	$6,045	$61,919	$1,819

HEARTLAND BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 5—LOANS AND THE ALLOWANCE FOR LOAN LOSSES (Continued)

December 31, 2017	Unpaid Principal Balance	Recorded Investment	Related Allowance	Average Recorded Investment	Interest Income Recognized
	(dollars in thousands)
With an allowance recorded:
Commercial	$5,025	$5,023	$2,499	$5,714	$256
Agricultural and farmland	—	—	—	725	—
Commercial real estate—owner occupied	5,439	5,433	142	4,825	277
Commercial real estate—non-owner occupied	251	246	105	1,177	7
Multi-family	1,378	1,372	284	1,582	59
Construction and land	2,800	2,800	1,667	2,052	17
Residential real estate	3,615	3,577	803	3,746	109
Consumer and other	363	365	197	374	10

Total	$18,871	$18,816	$5,697	$20,195	$735

With no related allowance:
Commercial	$4,811	$4,814	$—	$5,532	$140
Agricultural and farmland	7,655	7,652	—	6,741	228
Commercial real estate—owner occupied	6,828	6,813	—	7,554	276
Commercial real estate—non-owner occupied	3,868	3,875	—	6,502	144
Multi-family	790	788	—	394	31
Construction and land	1,121	1,117	—	861	10
Residential real estate	11,398	11,309	—	11,583	242
Consumer and other	421	424	—	409	15

Total	$36,892	$36,792	$—	$39,576	$1,086

Total:
Commercial	$9,836	$9,837	$2,499	$11,246	$396
Agricultural and farmland	7,655	7,652	—	7,466	228
Commercial real estate—owner occupied	12,267	12,246	142	12,379	553
Commercial real estate—non-owner occupied	4,119	4,121	105	7,679	151
Multi-family	2,168	2,160	284	1,976	90
Construction and land	3,921	3,917	1,667	2,913	27
Residential real estate	15,013	14,886	803	15,329	351
Consumer and other	784	789	197	783	25

Total	$55,763	$55,608	$5,697	$59,771	$1,821

HEARTLAND BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 5—LOANS AND THE ALLOWANCE FOR LOAN LOSSES (Continued)

        The following tables present the recorded investment in loans by category based on current payment and accrual status as of December 31:

	Accruing Interest
December 31, 2018	Current	30 - 89 Days Past Due	90+ Days Past Due	Nonaccrual	Total Loans
	(dollars in thousands)
Commercial	$355,650	$122	$—	$2,151	$357,923
Agricultural and farmland	206,625	108	—	1,976	208,709
Commercial real estate—owner occupied	240,078	538	—	4,654	245,270
Commercial real estate—non-owner occupied	510,519	1,058	—	611	512,188
Multi-family	132,696	1,361	—	—	134,057
Construction and land	232,480	82	—	395	232,957
Residential real estate	292,563	1,532	—	5,915	300,010
Consumer and other	97,884	380	37	174	98,475

Total, excluding loans acquired with deteriorated credit quality	2,068,495	5,181	37	15,876	2,089,589
Loans acquired with deteriorated credit quality	51,319	622	2,727	—	54,668

Total	$2,119,814	$5,803	$2,764	$15,876	$2,144,257

	Accruing Interest
December 31, 2017	Current	30 - 89 Days Past Due	90+ Days Past Due	Nonaccrual	Total Loans
	(dollars in thousands)
Commercial	$365,379	$244	$—	$3,100	$368,723
Agricultural and farmland	204,112	2	—	3,051	207,165
Commercial real estate—owner occupied	258,387	358	—	6,183	264,928
Commercial real estate—non-owner occupied	462,867	—	—	1,778	464,645
Multi-family	134,229	—	—	413	134,642
Construction and land	163,712	220	—	1,062	164,994
Residential real estate	334,581	2,878	—	6,187	343,646
Consumer and other	103,603	540	28	300	104,471

Total, excluding loans acquired with deteriorated credit quality	2,026,870	4,242	28	22,074	2,053,214
Loans acquired with deteriorated credit quality	61,677	777	278	—	62,732

Total	$2,088,547	$5,019	$306	$22,074	$2,115,946

HEARTLAND BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 5—LOANS AND THE ALLOWANCE FOR LOAN LOSSES (Continued)

        The following tables present total loans by category based on their assigned risk ratings determined by management as of December 31:

December 31, 2018	Pass	Watch	Substandard	Doubtful	Total
	(dollars in thousands)
Commercial	$315,259	$35,176	$7,488	$—	$357,923
Agricultural and farmland	185,298	12,116	11,295	—	208,709
Commercial real estate—owner occupied	210,343	15,725	19,202	—	245,270
Commercial real estate—non-owner occupied	470,950	33,418	7,820	—	512,188
Multi-family	129,911	2,468	1,678	—	134,057
Construction and land	224,241	5,385	3,331	—	232,957
Residential real estate	273,449	13,724	12,837	—	300,010
Consumer and other	97,562	497	416	—	98,475

Total, excluding loans acquired with deteriorated credit quality	1,907,013	118,509	64,067	—	2,089,589
Loans acquired with deteriorated credit quality	38,006	9,086	7,576	—	54,668

Total	$1,945,019	$127,595	$71,643	$—	$2,144,257

December 31, 2017	Pass	Watch	Substandard	Doubtful	Total
	(dollars in thousands)
Commercial	$333,369	$25,513	$9,841	$—	$368,723
Agricultural and farmland	174,378	25,135	7,652	—	207,165
Commercial real estate—owner occupied	237,761	14,922	12,245	—	264,928
Commercial real estate—non-owner occupied	442,113	18,411	4,121	—	464,645
Multi-family	131,468	1,013	2,161	—	134,642
Construction and land	157,242	3,835	3,917	—	164,994
Residential real estate	317,805	10,955	14,886	—	343,646
Consumer and other	98,055	5,632	784	—	104,471

Total, excluding loans acquired with deteriorated credit quality	1,892,191	105,416	55,607	—	2,053,214
Loans acquired with deteriorated credit quality	41,198	14,735	6,799	—	62,732

Total	$1,933,389	$120,151	$62,406	$—	$2,115,946

HEARTLAND BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 5—LOANS AND THE ALLOWANCE FOR LOAN LOSSES (Continued)

        The following tables present the financial effect of troubled debt restructurings for the years ended December 31:

		Recorded Investment
				Charge-offs and Specific Reserves
Year Ended December 31, 2018	Number	Pre-Modification	Post-Modification
	(dollars in thousands)
Commercial	2	$296	$296	$157
Agricultural and farmland	1	171	171	—
Commercial real estate—owner occupied	2	5,173	5,189	47
Residential real estate	4	1,230	1,255	480

Total	9	$6,870	$6,911	$684

		Recorded Investment
				Charge-offs and Specific Reserves
Year Ended December 31, 2017	Number	Pre-Modification	Post-Modification
	(dollars in thousands)
Commercial	4	$659	$659	$165
Commercial real estate—owner occupied	4	613	613	—
Commercial real estate—non-owner occupied	4	2,954	2,281	674
Residential real estate	4	350	350	52

Total	16	$4,576	$3,903	$891

		Recorded Investment
				Charge-offs and Specific Reserves
Year Ended December 31, 2016	Number	Pre-Modification	Post-Modification
	(dollars in thousands)
Commercial real estate—owner occupied	2	$6,281	$6,281	$100
Construction and land	1	1,200	417	417

Total	3	$7,481	$6,698	$517

        During the years ended December 31, 2018, 2017, and 2016, all troubled debt restructurings were the result of a payment concession.

        The following table presents the recorded investment of troubled debt restructurings which had subsequent payment defaults within 12 months following the modification as of December 31:

	2018	2017	2016
	(dollars in thousands)
Commercial	$47	$—	$—
Agricultural and farmland	166	—	—
Commercial real estate—owner occupied	172	—	—
Residential real estate	542	—	—

	$927	$—	$—

HEARTLAND BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 5—LOANS AND THE ALLOWANCE FOR LOAN LOSSES (Continued)

        For purposes of this disclosure, the Company considers "default" to mean 90 days or more past due as to interest or principal or placed on nonaccrual status subsequent to restructuring.

        As of December 31, 2018 and 2017, the Company had $13,362,000 and $10,732,000 of troubled debt restructurings, respectively. Restructured loans are evaluated for impairment quarterly as part of the Company's determination of the allowance for loan losses. There were no material commitments to lend additional funds to debtors owing receivables whose terms have been modified in troubled debt restructurings.

        Changes in the accretable yield for loans acquired with deteriorated credit quality were as follows for the years ended December 31:

	2018	2017	2016
	(dollars in thousands)
Beginning balance	$2,723	$3,647	$7,271
Net reclassification from non-accretable difference	2,092	4,061	2,355
Accretion income	(2,714)	(4,985)	(5,979)

Ending balance	$2,101	$2,723	$3,647

NOTE 6—LOAN SERVICING

        Mortgage loans serviced for others, not included in the accompanying consolidated balance sheets, amounted to $1,229,953,000 and $1,289,438,000 at December 31, 2018 and 2017, respectively. Activity in mortgage servicing rights is as follows for the years ended December 31:

	2018	2017	2016
	(dollars in thousands)
Beginning balance	$10,289	$10,604	$10,407
Capitalized servicing rights	885	1,049	1,716
Fair value adjustment	(256)	(1,364)	(1,519)

Ending balance	$10,918	$10,289	$10,604

NOTE 7—BANK PREMISES AND EQUIPMENT

        Bank premises and equipment are stated at cost less accumulated depreciation as of December 31 as follows:

	2018	2017
	(dollars in thousands)
Land, buildings, and improvements	$75,168	$74,139
Furniture, fixtures, and equipment	20,265	20,767

	95,433	94,906
Less accumulated depreciation	40,697	38,591

Total bank premises and equipment, net	$54,736	$56,315

HEARTLAND BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 7—BANK PREMISES AND EQUIPMENT (Continued)

        Depreciation expense by category for the years ended December 31 is as follows:

	2018	2017	2016
	(dollars in thousands)
Buildings and improvements	$2,107	$1,908	$1,935
Furniture, fixtures, and equipment	1,112	1,384	1,640

Total depreciation expense	$3,219	$3,292	$3,575

NOTE 8—FORECLOSED ASSETS

        Foreclosed assets activity is as follows for the years ended December 31:

	2018	2017	2016
	(dollars in thousands)
Beginning balance	$16,545	$16,224	$19,785
Transfers from loans	2,518	10,212	6,165
Proceeds from sales	(6,851)	(9,049)	(11,192)
Sales through loan origination	(1,220)	(150)	(214)
Net gain (loss) on sales	(268)	1,727	2,575
Capitalized improvements	—	—	158
Direct write-downs	(1,165)	(2,419)	(1,053)

Ending balance	$9,559	$16,545	$16,224

        Expenses (income) related to foreclosed assets for the years ended December 31 include:

	2018	2017	2016
	(dollars in thousands)
Direct write-downs	$1,165	$2,419	$1,053
Net loss (gain) on sales	268	(1,727)	(2,575)
Gain on foreclosure	(96)	(974)	—
Operating expenses, net	409	842	1,398

Foreclosed assets expense (income), net	$1,746	$560	$(124)

        During the years ended December 31, 2017 and 2016, foreclosed asset operating expenses include offsetting reimbursements from the FDIC under the BOI and WSNBT loss-share agreements. During the year ended December 31, 2018, there were no loss-share agreements in place.

        The carrying value of foreclosed residential real estate property as of December 31, 2018 and 2017, was $2,558,000 and $4,797,000, respectively. As of December 31, 2018, there were 14 residential real estate loans in the process of foreclosure totaling approximately $1,097,000. As of December 31, 2017, there were 18 residential real estate loans in the process of foreclosure totaling approximately $946,000.

HEARTLAND BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 9—CORE DEPOSIT INTANGIBLE ASSETS

        Core deposit intangible assets as of December 31 are as follows:

	2018	2017
	(dollars in thousands)
Gross carrying amount	$21,718	$21,718
Accumulated amortization	(16,265)	(14,706)

Core deposit intangible assets, net	$5,453	$7,012

        Amortization of core deposit intangible assets for the years subsequent to December 31, 2018 is expected to be as follows (dollars in thousands):

Year ended December 31,
2019	$1,423
2020	1,232
2021	1,047
2022	852
2023	330
Thereafter	569

Total	$5,453

NOTE 10—DEPOSITS

        The Company's interest-bearing deposits are summarized below as of December 31:

	2018	2017
	(dollars in thousands)
Interest-bearing demand	$856,919	$813,561
Money market	427,730	456,128
Savings	421,698	430,879
Time	424,747	450,505

Total interest-bearing deposits	$2,131,094	$2,151,073

        Money market deposits include $20,512,000 and $14,280,000 of reciprocal brokered transaction deposits at December 31, 2018 and 2017, respectively. Time deposits include $4,895,000 and $3,048,000 of reciprocal brokered time deposits at December 31, 2018 and 2017, respectively.

        The aggregate amounts of time deposits in denominations of $250,000 or more amounted to $36,875,000 and $42,830,000 at December 31, 2018 and 2017, respectively. The aggregate amounts of time deposits in denominations of $100,000 or more amounted to $153,717,000 and $154,836,000 at December 31, 2018 and 2017, respectively.

HEARTLAND BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 10—DEPOSITS (Continued)

        At December 31, 2018, the scheduled maturities of time deposits are as follows (dollars in thousands):

Year ended December 31,
2019	$292,273
2020	83,222
2021	26,402
2022	14,531
2023	7,928
Thereafter	391

Total	$424,747

        Deposits of executive officers, directors, significant stockholders, and parties which these individuals have the ability to significantly influence (related parties) amounted to $12,717,000 and $19,984,000 at December 31, 2018 and 2017, respectively.

        The components of interest expense on deposits for the years ended December 31 are as follows:

	2018	2017	2016
	(dollars in thousands)
Interest-bearing demand	$1,378	$908	$925
Money market	685	704	708
Savings	283	293	319
Time	3,541	3,054	3,047

Total interest expense on deposits	$5,887	$4,959	$4,999

NOTE 11—SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

        All repurchase agreements are sweep instruments. The securities underlying the agreements as of December 31, 2018 and 2017 were under the Company's control in safekeeping at third-party financial institutions, and included securities available-for-sale and held-to-maturity.

        Information pertaining to securities sold under agreements to repurchase as of December 31 is as follows:

	2018	2017
	(dollars in thousands)
Balance at end of year	$46,195	$37,838

Weighted average rate as of end of year	0.12%	0.11%

Fair value of securities underlying the agreements	$61,092	$52,101

Carrying value of securities underlying the agreements	$61,092	$52,090

HEARTLAND BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 12—BORROWINGS

        FHLB borrowings at December 31, 2017 consisted of fixed-rate advances amounting to $29,000,000 and matured in 2018. There were no FHLB borrowings at December 31, 2018.

        The interest rates on the FHLB borrowings ranged from 1.43% to 1.73% at December 31, 2017.

        Outstanding borrowings from the FHLB are secured by FHLB stock held by the Company. In addition, the Company has pledged security in the form of qualifying loans. The total amount of qualifying first residential mortgage loans pledged as of December 31, 2018 and 2017 was $183,862,000 and $213,735,000, respectively. The total amount of qualifying commercial real estate loans pledged as of December 31, 2018 and 2017 was $354,675,000 and $371,922,000, respectively. As of December 31, 2018, and 2017, loans pledged also served as collateral for credit exposure of approximately $355,000 and $375,000, respectively, associated with the Banks' participation in the FHLB's Mortgage Partnership Finance Program.

        The Company also has available a line of credit from the FHLB with available borrowings based on the collateral pledged. There was no outstanding balance under the line of credit as of December 31, 2018 or 2017. The line, when drawn upon, is due on demand and bears interest at a variable rate.

        The Company also has available a line of credit from the FRB with available borrowings based on the collateral pledged. As of December 31, 2018, and 2017, the carrying value of securities pledged amounted to $490,000 and $502,000, respectively. There was no outstanding balance under the line of credit as of December 31, 2018 or 2017. The line, when drawn upon, is due on demand and bears interest at a variable rate.

NOTE 13—SUBORDINATED DEBENTURES

        Five subsidiary business trusts of the Company have issued floating rate capital securities ("capital securities") which are guaranteed by the Company.

        The Company owns all of the outstanding stock of Heartland Bancorp, Inc. Capital Trusts B, C, and D, FFBI Capital Trust I, as well as National Bancorp Statutory Trust I. The trusts used the proceeds from the issuance of their capital securities to buy floating rate junior subordinated deferrable interest debentures ("debentures") issued by the Company. These debentures are the only assets of the trusts and the interest payments from the debentures finance the distributions paid on the capital securities. The debentures are unsecured and rank junior and are subordinate in the right of payment to all senior debt of the Company.

        The trusts are not consolidated in the Company's financial statements.

HEARTLAND BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13—SUBORDINATED DEBENTURES (Continued)

        The carrying value of subordinated debentures as of December 31 are summarized as follows:

	2018	2017
	(dollars in thousands)
Heartland Bancorp, Inc. Capital Trust B	$10,310	$10,310
Heartland Bancorp, Inc. Capital Trust C	10,310	10,310
Heartland Bancorp, Inc. Capital Trust D	5,155	5,155
FFBI Capital Trust I	7,217	7,217
National Bancorp Statutory Trust I	4,525	4,459

Total	$37,517	$37,451

        The National Bancorp Statutory Trust I debenture was assumed through a business combination and has a contractual obligation of $5,773,000.

        The interest rates on the subordinated debentures are variable, reset quarterly, and are equal to the three-month LIBOR, as determined on the LIBOR Determination Date immediately preceding each Distribution Payment Date specific to each subordinated debenture, plus a fixed percentage. The interest rates and maturities of the subordinated debentures are summarized as follows:

		Interest Rate at December 31,
	Variable Interest Rate			Maturity Date
		2018	2017
Heartland Bancorp, Inc. Capital Trust B	LIBOR plus 2.75%	5.19%	4.11%	April 6, 2034
Heartland Bancorp, Inc. Capital Trust C	LIBOR plus 1.53%	4.32%	3.12%	June 15, 2037
Heartland Bancorp, Inc. Capital Trust D	LIBOR plus 1.35%	4.14%	2.94%	September 15, 2037
FFBI Capital Trust I	LIBOR plus 2.80%	5.24%	4.16%	April 6, 2034
National Bancorp Statutory Trust I	LIBOR plus 2.90%	5.69%	4.49%	December 31, 2037

        The distribution rate payable on the debentures is cumulative and payable quarterly in arrears. The Company has the right, subject to events in default, to defer payments of interest on the debentures at any time by extending the interest payment period for a period not exceeding 10 quarterly periods with respect to each deferral period, provided that no extension period may extend beyond the redemption or maturity date of the debentures. The capital securities are subject to mandatory redemption upon payment of the debentures and carry an interest rate identical to that of the related debenture. The debentures maturity dates may be shortened if certain conditions are met, or at any time within 90 days following the occurrence and continuation of certain changes in either tax treatment or the capital treatment of the debentures or the capital securities. If the debentures are redeemed before they mature, the redemption price will be the principal amount plus any accrued but unpaid interest. The Company has the right to terminate each Capital Trust and cause the debentures to be distributed to the holders of the capital securities in liquidation of such trusts.

        Under current banking regulations, bank holding companies are allowed to include qualifying trust preferred securities in their Tier 1 Capital for regulatory capital purposes, subject to a 25% limitation to all core (Tier 1) capital elements, net of goodwill and other intangible assets less any associated deferred tax liability. As of December 31, 2018 and 2017, 100% of the trust preferred securities qualified as Tier 1 capital under the final rule adopted in March 2005.

HEARTLAND BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 14—DERIVATIVE FINANCIAL INSTRUMENTS

        The Company is exposed to certain risks relating to its ongoing business operations. The primary risk managed by using derivative instruments is interest rate risk. Interest rate swaps are entered into to manage interest rate risk associated with the Company's variable-rate borrowings and variable-rate loans. The derivatives and hedging accounting guidance requires that the Company recognize all derivative instruments as either assets or liabilities at fair value in the consolidated balance sheets. In accordance with this guidance, the Company designated interest rate swaps on subordinated debentures and variable-rate loans as cash flow hedges.

        The effective portion of the gain or loss on the derivative is reported as a component of accumulated other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings.

        Derivative instruments are negotiated contracts entered into with two issuing counterparties containing specific agreement terms, including the underlying instrument, amount, exercise price, and maturities.

        As of December 31, 2018 and 2017, the Company had an interest rate swap contract with a notional amount of $10,000,000 designated as a cash flow hedge on variable-rate loans. During the years ended December 31, 2017 and 2016, the Company also had interest rate swap contracts with total notional amounts of $15,000,000 designated as cash flow hedges on subordinated debentures, both of which matured in 2017. As of December 31, 2018, the interest rate swap contract had a contractual maturity of April 7, 2020. As of December 31, 2018 and 2017, the counterparty had cash pledged of $272,000 and $642,000, respectively, held on deposit at the Company.

        The Company also entered into interest rate swap contracts with several borrowers on variable-rate loans, on which the Company has offsetting interest rate swap contracts. These interest rate swap contracts with borrowers have a total notional value of $112,947,000 and $119,941,000 as of December 31, 2018 and 2017, respectively, and the offsetting interest rate swap contracts entered into by the Company have a total notional value of $112,947,000 and $119,941,000 as of December 31, 2018 and 2017, respectively. As of December 31, 2018, the interest rate swap contracts with borrowers on variable-rate loans had contractual maturities between 2022 and 2042. As of December 31, 2018 and 2017, the Company had $589,000 and $4,016,000, respectively, of securities pledged and held in safekeeping at the counterparty. While these interest rate swap derivatives generally worked together as an economic interest rate hedge, the Company did not designate them for hedge accounting treatment. Consequently, changes in fair value of the corresponding derivative financial asset or liability were recorded as either a charge or credit to current earnings during the period in which the changes occurred.

HEARTLAND BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 14—DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

        As of December 31, the fair values of the Company's derivative instrument assets and liabilities related to interest rate swap contracts are summarized as follows:

	2018	2017
	(dollars in thousands)
Designated as cash flow hedges:
Fair value recorded in other assets	$151	$409

Total	$151	$409

Not designated as hedging instruments:
Fair value recorded in other assets	$3,074	$4,028
Fair value recorded in other liabilities	(3,074)	(4,028)

Total	$—	$—

        As of December 31, the effect of interest rate contracts designated as cash flow hedges on the consolidated statements of income is summarized below. For interest rate contracts designated as cash flow hedges, the entire amount recognized in the consolidated statements of income represents the effective portion of the hedging relationship as there was no gain or loss related to an ineffective portion or amount excluded from the assessment of hedge effectiveness.

	Amount of gross gain (loss) reclassified from accumulated other comprehensive income to income (effective portion)
Location of gross gain (loss) reclassified from accumulated other comprehensive income to income (effective portion)
	2018	2017	2016
	(dollars in thousands)
Designated as cash flow hedges:
Taxable loan interest income	$175	$275	$326
Subordinated debentures interest expense	—	(108)	(263)

Total	$175	$167	$63

        As of December 31, the effect of interest rate contracts not designated as hedging instruments recognized in loan interest income on the consolidated statements of income is summarized below.

	2018	2017	2016
	(dollars in thousands)
Not designated as hedging instruments:
Gross gains	$1,758	$1,468	$1,216
Gross losses	(1,758)	(1,468)	(1,216)

Net gains (losses)	$—	$—	$—

HEARTLAND BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 15—ACCUMULATED OTHER COMPREHENSIVE INCOME

        The following table presents the activity and accumulated balances for components of other comprehensive income (loss):

	Unrealized Gains (Losses) on Securities
	Available-for-Sale	Held-to-Maturity	Derivatives	Total
	(dollars in thousands)
Balance, December 31, 2015	$4,925	$1,388	$644	$6,957
Other comprehensive income (loss) before reclassifications	(5,330)	—	22	(5,308)
Reclassifications	(106)	(491)	(63)	(660)

Other comprehensive loss	(5,436)	(491)	(41)	(5,968)

Balance, December 31, 2016	(511)	897	603	989
Other comprehensive loss before reclassifications	(2,052)	—	(27)	(2,079)
Reclassifications	1,275	(393)	(167)	715

Other comprehensive loss	(777)	(393)	(194)	(1,364)

Balance, December 31, 2017	(1,288)	504	409	(375)
Adoption of ASU 2016-01	(122)	—	—	(122)
Other comprehensive loss before reclassifications	(5,692)	—	(83)	(5,775)
Reclassifications	2,541	(382)	(175)	1,984

Other comprehensive loss	(3,151)	(382)	(258)	(3,791)

Balance, December 31, 2018	$(4,561)	$122	$151	$(4,288)

        The amounts reclassified from accumulated other comprehensive income (loss) for unrealized gains (losses) on securities available-for-sale are included in net realized gain (loss) on sales of securities in the accompanying consolidated statements of income.

        The amounts reclassified from accumulated other comprehensive income for unrealized gains on securities held-to-maturity are included in securities interest income in the accompanying consolidated statements of income.

        The amounts reclassified from accumulated other comprehensive income for the fair value of derivative instruments represent net interest payments received or made on derivatives designated as cash flow hedges. See Note 14 for additional information.

NOTE 16—EMPLOYEE BENEFIT PLANS

        During the years ended December 31, 2018, 2017, and 2016, the Company's profit-sharing plan contribution expense amounted to $1,109,000, $920,000, and $1,027,000, respectively. Matching contributions vest to employees ratably over a six-year period.

        As of December 31, 2018 and 2017, the Company has a deferred compensation liability for the SERP of $9,179,000 and $9,355,000, respectively. During the years ended December 31, 2018, 2017, and

HEARTLAND BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 16—EMPLOYEE BENEFIT PLANS (Continued)

2016, the Company had deferred compensation expense for the SERP of $505,000, $514,000, and $522,000, respectively.

        The Company is partially self-insured for medical claims filed by its employees. As of December 31, 2018 and 2017, the Company's maximum aggregate liability under the plan was $6,017,000 and $5,709,000, respectively. The individual stop loss coverage was $130,000 per covered person each year. As of December 31, 2018 and 2017, there were 570 and 588 participants in the plan, respectively. During the years ended December 31, 2018, 2017, and 2016, the Company paid out claims and administrative service fees of approximately $6,139,000, $6,178,000, and $5,216,000, respectively.

NOTE 17—STOCK-BASED COMPENSATION PLANS

        The Company sponsors a Stock Appreciation Rights Plan (the SAR Plan) which, as of December 31, 2018 authorized the issuance of performance shares (units) to key employees and directors as approved by the Board of Directors. Upon issuance, each unit is assigned a value equal to the price per share of the Company's stock as determined by an annual independent appraisal subject to approval by the Board of Directors. The units are revalued each year thereafter based on an annual independent appraisal. Each unit vests ratable either over a 4-year or a 5-year period as defined in the individual agreement under the SAR Plan. All outstanding units were fully vested as of December 31, 2018 and 2017.

        Units are classified as liabilities. As of December 31, 2018 and 2017, the liability recorded for the outstanding units was $1,884,000 and $1,725,000, respectively. During the years ended December 31, 2018, 2017, and 2016, the Company recognized $540,000, $291,000 and $116,000 as compensation expense, respectively. As of December 31, 2018 and 2017, there was no unrecognized compensation cost related to non-vested stock-based compensation agreements granted under the SAR Plan.

HEARTLAND BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 17—STOCK-BASED COMPENSATION PLANS (Continued)

        A summary of the status of awards as of December 31, and changes during the years then ended, is as follows:

	Units	Weighted Average Grant Date Assigned Value
Outstanding, December 31, 2015	5,814	$113.33
Granted	—	—
Exercised	—	—
Forfeited	—	—

Outstanding, December 31, 2016	5,814	113.33
Granted	—	—
Exercised	—	—
Forfeited	—	—

Outstanding, December 31, 2017	5,814	113.33
Granted	—	—
Exercised	(1,224)	108.59
Forfeited	—	—

Outstanding, December 31, 2018	4,590	$114.59

Exercisable, December 31, 2016	5,814	$113.33

Exercisable, December 31, 2017	5,814	$113.33

Exercisable, December 31, 2018	4,590	$114.59

        A further summary about awards outstanding as of December 31, 2018, is as follows:

Range of Grant Date Assigned Values	Units Outstanding	Units Exercisable
$84.24	2,448	2,448
137.25	918	918
148.16	306	306
155.00	306	306
165.00	612	612

NOTE 18—REGULATORY MATTERS

        The final rules implementing Basel Committee on Banking Supervision's capital guidelines for U.S. banks (Basel III rules) became effective for the Company on January 1, 2015 with full compliance with all of the requirements being phased in over a multi-year schedule, and fully phased in by January 1, 2019. As allowed under the new regulations, the Banks and Company elected to exclude accumulated other comprehensive income, including unrealized gains and losses on securities, in the computation of regulatory capital.

        The ability of the Company to pay dividends to its stockholders is dependent upon the ability of the Banks to pay dividends to the Company. The Banks are subject to certain statutory and regulatory

HEARTLAND BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 18—REGULATORY MATTERS (Continued)

restrictions on the amount it may pay in dividends. Under the new Basel III regulations, a capital conservation buffer calculation will phase in over five years which limits allowable bank dividends if regulatory capital ratios fall below specific thresholds. As of December 31, 2018 and 2017, the capital conservation buffer was 1.875% and 1.25%, respectively.

        Heartland Bancorp, Inc. (on a consolidated basis as discussed in Note 2) and the Banks are each subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by the regulators that, if undertaken, could have a direct material effect on the financial statements of Heartland Bancorp, Inc. and the Banks. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Heartland Bancorp, Inc. and the Banks must meet specific capital guidelines that involve quantitative measures of the assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

        Management believes, as of December 31, 2018 and 2017, that Heartland Bancorp, Inc. and the Banks each met all capital adequacy requirements to which they are subject.

        The actual and required capital amounts and ratios of Heartland Bancorp, Inc. (consolidated) and the Banks are as follows:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
December 31, 2018	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(dollars in thousands)
Total Capital (to Risk Weighted Assets)
Consolidated Heartland Bancorp, Inc.	$372,472	14.99%	$198,730	8.00%	N/A	N/A
Heartland Bank and Trust Company	$332,391	14.44%	$184,127	8.00%	$230,159	10.00%
State Bank of Lincoln	$38,059	21.02%	$14,488	8.00%	$18,110	10.00%
Tier 1 Capital (to Risk Weighted Assets)
Consolidated Heartland Bancorp, Inc.	$351,963	14.17%	$149,047	6.00%	N/A	N/A
Heartland Bank and Trust Company	$313,406	13.62%	$138,095	6.00%	$184,127	8.00%
State Bank of Lincoln	$36,535	20.17%	$10,866	6.00%	$14,488	8.00%
Common Equity Tier 1 Capital (to Risk Weighted Assets)
Consolidated Heartland Bancorp, Inc.	$315,611	12.71%	$111,785	4.50%	N/A	N/A
Heartland Bank and Trust Company	$313,406	13.62%	$103,572	4.50%	$149,603	6.50%
State Bank of Lincoln	$36,535	20.17%	$8,150	4.50%	$11,772	6.50%
Tier 1 Capital (to Average Assets)
Consolidated Heartland Bancorp, Inc.	$351,963	10.80%	$130,393	4.00%	N/A	N/A
Heartland Bank and Trust Company	$313,406	11.03%	$113,668	4.00%	$142,085	5.00%
State Bank of Lincoln	$36,535	10.21%	$14,319	4.00%	$17,899	5.00%

HEARTLAND BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 18—REGULATORY MATTERS (Continued)

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
December 31, 2017	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(dollars in thousands)
Total Capital (to Risk Weighted Assets)
Consolidated Heartland Bancorp, Inc.	$349,710	14.40%	$194,341	8.00%	N/A	N/A
Heartland Bank and Trust Company	$308,253	13.62%	$181,110	8.00%	$226,388	10.00%
State Bank of Lincoln	$36,075	22.27%	$12,959	8.00%	$16,198	10.00%
Tier 1 Capital (to Risk Weighted Assets)
Consolidated Heartland Bancorp, Inc.	$329,945	13.58%	$145,755	6.00%	N/A	N/A
Heartland Bank and Trust Company	$290,095	12.81%	$136,038	6.00%	$181,110	8.00%
State Bank of Lincoln	$34,383	21.23%	$9,719	6.00%	$12,959	8.00%
Common Equity Tier 1 Capital (to Risk Weighted Assets)
Consolidated Heartland Bancorp, Inc.	$293,659	12.09%	$109,317	4.50%	N/A	N/A
Heartland Bank and Trust Company	$290,095	12.81%	$101,875	4.50%	$147,152	6.50%
State Bank of Lincoln	$34,383	21.23%	$7,289	4.50%	$10,529	6.50%
Tier 1 Capital (to Average Assets)
Consolidated Heartland Bancorp, Inc.	$329,945	9.94%	$132,761	4.00%	N/A	N/A
Heartland Bank and Trust Company	$290,095	9.96%	$116,470	4.00%	$145,588	5.00%
State Bank of Lincoln	$34,383	9.98%	$13,779	4.00%	$17,224	5.00%

NOTE 19—FAIR VALUE OF FINANCIAL INSTRUMENTS

Recurring Basis

        The Company uses fair value measurements to record fair value adjustments to certain assets and to determine fair value disclosures. Additional information on fair value measurements are summarized in Note 1. There were no transfers between levels during the years ended December 31, 2018 and 2017. The Company's policy for determining transfers between levels occurs at the end of the reporting period when circumstances in the underlying valuation criteria change and result in transfer between levels.

HEARTLAND BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 19—FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

        The following tables present the balances of the assets measured at fair value on a recurring basis as of December 31:

December 31, 2018	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total Fair Value
	(dollars in thousands)
Securities available-for-sale:
U.S. government agency	$—	$46,866	$—	$46,866
Municipal	—	161,450	—	161,450
Agency mortgage-backed:
Residential	—	234,303	—	234,303
Commercial	—	150,081	—	150,081
Asset-backed and private-label mortgage-backed	—	256	—	256
Corporate	—	86,570	—	86,570
Equity securities with readily determinable fair values	3,081	—	—	3,081
Mortgage servicing rights	—	—	10,918	10,918
Derivative financial assets	—	3,225	—	3,225
Derivative financial liabilities	—	3,074	—	3,074

December 31, 2017	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total Fair Value
	(dollars in thousands)
Securities available-for-sale:
U.S. Treasury	$7,028	$—	$—	$7,028
U.S. government agency	—	45,735	—	45,735
Municipal	—	207,953	—	207,953
Agency mortgage-backed:
Residential	—	265,698	—	265,698
Commercial	—	148,011	—	148,011
Asset-backed and private-label mortgage-backed	—	3,513	—	3,513
Corporate	—	91,633	—	91,633
Equity securities with readily determinable fair values	3,203	—	—	3,203
Mortgage servicing rights	—	—	10,289	10,289
Derivative financial assets	—	4,437	—	4,437
Derivative financial liabilities	—	4,028	—	4,028

        The following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis, as well as the general classification of such instruments pursuant to the valuation hierarchy. There were no changes to the valuation techniques from December 31, 2017 to December 31, 2018.

Investment Securities

        When available, the Company uses quoted market prices to determine the fair value of securities; such items are classified in Level 1 of the fair value hierarchy. For the Company's securities where quoted prices are not available for identical securities in an active market, the Company determines fair value utilizing vendors who apply matrix pricing for similar bonds where no price is observable or may

HEARTLAND BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 19—FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

compile prices from various sources. These models are primarily industry-standard models that consider various assumptions, including time value, yield curve, volatility factors, prepayment speeds, default rates, loss severity, current market and contractual prices for the underlying financial instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace. Fair values from these models are verified, where possible, against quoted market prices for recent trading activity of assets with similar characteristics to the security being valued. Such methods are generally classified as Level 2. However, when prices from independent sources vary, cannot be obtained or cannot be corroborated, a security is generally classified as Level 3.

Derivative Financial Instruments

        Interest rate swap agreements are carried at fair value as determined by dealer valuation models. Based on the inputs used, the derivative financial instruments subjected to recurring fair value adjustments are classified as Level 2.

Mortgage Servicing Rights

        The Company has elected to record its mortgage servicing rights at fair value. Mortgage servicing rights do not trade in an active market with readily observable prices. Accordingly, the Company determines the fair value of mortgage servicing rights by estimating the fair value of the future cash flows associated with the mortgage loans being serviced as calculated by an independent third party. Key economic assumptions used in measuring the fair value of mortgage servicing rights include, but are not limited to, prepayment speeds and discount rates. Due to the nature of the valuation inputs, mortgage servicing rights are classified in Level 3 of the fair value hierarchy. The change in fair value is recorded through an adjustment to the statement of income.

        The following tables present additional information about the unobservable inputs used in the fair value measurement of the mortgage servicing rights (dollars in thousands):

December 31, 2018	Fair Value	Valuation Technique	Unobservable Inputs	Range
Mortgage servicing rights	$10,918	Discounted cash flows	Constant pre-payment rates (CPR)	7.5% to 87.6%
			Discount rate	9.0% to 11.0%

December 31, 2017	Fair Value	Valuation Technique	Unobservable Inputs	Range
Mortgage servicing rights	$10,289	Discounted cash flows	Pre-payment speed (PSA)	117.0% to 516.0%
			Discount rate	2.9% to 11.1%

HEARTLAND BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 19—FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

        The following table presents additional information about financial assets measured at fair value on a recurring basis for which the Company used significant unobservable Level 3 inputs:

	Mortgage Servicing Rights
Year ended December 31,	2018	2017
	(dollars in thousands)
Beginning balance	$10,289	$10,604
Originations	885	1,049
Fair value adjustment	(256)	(1,364)

Ending balance	$10,918	$10,289

Nonrecurring Basis

        Certain assets are measured at fair value on a nonrecurring basis. These assets are not measured at fair value on an ongoing basis; however, they are subject to fair value adjustments in certain circumstances, such as there is evidence of impairment or a change in the amount of previously recognized impairment.

        The following tables present the balances of the assets measured at fair value on a nonrecurring basis as of December 31:

December 31, 2018	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total Fair Value
	(dollars in thousands)
Loans held for sale	$—	$2,800	$—	$2,800
Collateral-dependent impaired loans	—	—	7,355	7,355
Bank premises held for sale	—	—	749	749
Foreclosed assets	—	—	9,559	9,559

December 31, 2017	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total Fair Value
	(dollars in thousands)
Loans held for sale	$—	$4,863	$—	$4,863
Collateral-dependent impaired loans	—	—	13,119	13,119
Bank premises held for sale	—	—	2,319	2,319
Foreclosed assets	—	—	16,545	16,545

Loans Held for Sale

        Mortgage loans originated and held for sale are carried at the lower of cost or estimated fair value. The Company obtains quotes or bids on these loans directly from purchasing financial institutions. Typically, these quotes include a premium on the sale and thus these quotes indicate fair value of the held for sale loans is greater than cost.

HEARTLAND BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 19—FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

Collateral-dependent Impaired Loans

        In accordance with the provisions of the loan impairment guidance, impairment was measured for loans which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement. The fair value of collateral-dependent impaired loans is estimated based on the fair value of the underlying collateral supporting the loan. Collateral-dependent impaired loans require classification in the fair value hierarchy. Impaired loans include loans acquired with deteriorated credit quality. Collateral values are estimated using Level 3 inputs based on customized discounting criteria.

Bank Premises Held for Sale

        Bank premises held for sale are recorded at the lower of cost or fair value, less estimated selling costs, at the date classified as held for sale. Values are estimated using Level 3 inputs based on appraisals and customized discounting criteria. The carrying value of bank premises held for sale is not re-measured to fair value on a recurring basis but is subject to fair value adjustments when the carrying value exceeds the fair value, less estimated selling costs.

Foreclosed Assets

        Foreclosed assets are recorded at fair value based on property appraisals, less estimated selling costs, at the date of the transfer. Subsequent to the transfer, foreclosed assets are carried at the lower of cost or fair value, less estimated selling costs. Values are estimated using Level 3 inputs based on appraisals and customized discounting criteria. The carrying value of foreclosed assets is not re-measured to fair value on a recurring basis but is subject to fair value adjustments when the carrying value exceeds the fair value, less estimated selling costs.

Collateral-Dependent Impaired Loans, Bank Premises Held for Sale, and Foreclosed Assets

        The estimated fair value of collateral-dependent impaired loans, bank premises held for sale, and foreclosed assets is based on the appraised fair value of the collateral, less estimated costs to sell. Collateral-dependent impaired loans, bank premises held for sale, and foreclosed assets are classified within Level 3 of the fair value hierarchy.

        The Company considers the appraisal or a similar evaluation as the starting point for determining fair value and then considers other factors and events in the environment that may affect the fair value. Appraisals or a similar evaluation of the collateral underlying collateral-dependent loans and foreclosed assets are obtained at the time a loan is first considered impaired or a loan is transferred to foreclosed assets. Appraisals or a similar evaluation of bank premises held for sale are obtained when first classified as held for sale. Appraisals or similar evaluations are obtained subsequently as deemed necessary by management but at least annually on foreclosed assets and bank premises held for sale. Appraisals are reviewed for accuracy and consistency by management. Appraisals are performed by individuals selected from the list of approved appraisers maintained by management. The appraised values are reduced by discounts to consider lack of marketability and estimated costs to sell. These discounts and estimates are developed by management by comparison to historical results.

HEARTLAND BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 19—FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

        The following tables present quantitative information about unobservable inputs used in nonrecurring Level 3 fair value measurements (dollars in thousands).

December 31, 2018	Fair Value	Valuation Technique	Unobservable Inputs	Range (Weighted Average)
Collateral-dependent impaired loans	$7,355	Appraisal of collateral	Appraisal adjustments	20% to 40% (25%)
Bank premises held for sale	749	Appraisal	Appraisal adjustments	7% (7%)
Foreclosed assets	9,559	Appraisal	Appraisal adjustments	7% (7%)

December 31, 2017	Fair Value	Valuation Technique	Unobservable Inputs	Range (Weighted Average)
Collateral-dependent impaired loans	$13,119	Appraisal of collateral	Appraisal adjustments	20% to 40% (25%)
Bank premises held for sale	2,319	Appraisal	Appraisal adjustments	7% (7%)
Foreclosed assets	16,545	Appraisal	Appraisal adjustments	10% to 25% (15%)

Other Fair Value Methods

        The following methods and assumptions were used by the Company in estimating fair value disclosures of its other financial instruments. There were no changes in the methods and significant assumptions used to estimate the fair value of these financial instruments.

Cash and Cash Equivalents

        The carrying amounts of these financial instruments approximate their fair values.

Interest-bearing Time Deposits with Banks

        The carrying values of interest-bearing time deposits with banks approximate their fair values.

Restricted Stock

        The carrying amount of FHLB stock approximates fair value based on the redemption provisions of the FHLB.

Loans

        The estimated fair values of loans with variable interest rates are generally presumed to approximate the recorded carrying amounts. The remaining loans with fixed payment amounts have been estimated using the present value of estimated future cash flows at rates comparable to or currently offered for loans with similar terms to borrowers of similar credit quality.

HEARTLAND BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 19—FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

Investments in Unconsolidated Subsidiaries

        The fair values of the Company's investments in unconsolidated subsidiaries are presumed to approximate carrying amounts.

Deposits and Time Deposits

        Fair values of deposits with no stated maturities (demand, savings, money market, and NOW) are estimated to approximate their carrying amounts, which are the amounts due on demand. Fair values of certificates of deposit with stated maturities have been estimated using the present value of estimated future cash flows discounted at rates currently offered for similar instruments. Fair values of certificates maturing within one year approximate their carrying amounts. Time deposits also include public funds time deposits.

Securities Sold Under Agreements to Repurchase

        The fair values of repurchase agreements with variable interest rates are presumed to approximate their recorded carrying amounts.

FHLB Borrowings

        The fair values of the fixed rate FHLB borrowings are estimated using discounted cash flow analyses based on current incremental borrowing rates.

Subordinated Debentures

        The fair values of subordinated debentures are estimated using discounted cash flow analyses based on rates observed on recent debt issuances by other financial institutions.

Accrued Interest

        The carrying amounts of accrued interest approximate fair value.

Limitations

        Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

        Fair values have been estimated using data which management considered the best available and estimation methodologies deemed suitable for the pertinent category of financial instrument.

HEARTLAND BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 19—FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

        The following table provides summary information on the carrying amounts and estimated fair values of the Company's consolidated financial instruments as of December 31:

		2018		2017
	Fair Value Hierarchy Level	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
		(dollars in thousands)
Financial assets:
Cash and cash equivalents	Level 1	$186,879	$186,879	$165,683	$165,683
Interest-bearing time deposits with banks	Level 1	248	248	744	744
Securities held-to-maturity	Level 2	121,715	121,506	129,322	130,794
Restricted stock	Level 3	2,719	2,719	2,876	2,876
Loans, net	Level 3	2,123,748	2,125,698	2,096,181	2,109,898
Investments in unconsolidated subsidiaries	Level 3	1,165	1,165	1,165	1,165
Accrued interest receivable	Level 2	15,300	15,300	14,747	14,747
Financial liabilities:
Deposits	Level 3	N/A	N/A	2,855,685	2,635,672
Time Deposits	Level 3	424,747	419,333	N/A	N/A
Securities sold under agreements to repurchase	Level 2	46,195	46,195	37,838	37,838
FHLB borrowings	Level 3	—	—	29,000	28,960
Subordinated debentures	Level 3	37,517	32,149	37,451	30,103
Accrued interest payable	Level 2	1,207	1,207	1,043	1,043

        In connection with the adoption of ASU 2016-01 in 2018, only deposits with stated maturities are required to be disclosed.

        The Company estimated the fair value of lending related commitments as described in Note 20 to be immaterial based on limited interest rate exposure due to their variable nature, short-term commitment periods and termination clauses provided in the agreements.

NOTE 20—COMMITMENTS AND CONTINGENCIES

Financial Instruments

        The Banks are party to credit-related financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Such instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

        The Banks' exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Banks use the same credit policies in making

HEARTLAND BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 20—COMMITMENTS AND CONTINGENCIES (Continued)

commitments and conditional obligations as they do for on-balance sheet instruments. Such commitments and conditional obligations were as follows as of December 31:

	Contractual Amount
	2018	2017
	(dollars in thousands)
Commitments to extend credit	$524,112	$442,618
Standby letters of credit	10,358	10,216

        Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Banks evaluate each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary, by the Banks upon extension of credit is based on management's credit evaluation of the customer. Collateral held varies, but may include real estate, accounts receivable, inventory, property, plant, and equipment, and income-producing properties.

        Standby letters of credit are conditional commitments issued by the Banks to guarantee the performance of a customer to a third party. Those standby letters of credit are primarily issued to support extensions of credit. The credit risk involved in issuing standby letters of credit is essentially the same as that involved in extending loans to customers. The Banks secure the standby letters of credit with the same collateral used to secure the related loan.

Lease Commitments

        The Company leases office space under operating leases expiring in various years through 2022. Certain leases contain renewal options for periods from three to five years at their fair rental value at the time of renewal. Future minimum lease payments under these leases are as follows (dollars in thousands):

Year ended December 31,
2019	$112
2020	43
2021	24
2022	24

Total	$203

Legal Contingencies

        Various legal claims arise from time to time in the normal course of business which, in the opinion of management, will have no material effect on the Company's consolidated financial statements.

HEARTLAND BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 21—CONDENSED PARENT COMPANY ONLY FINANCIAL STATEMENTS

        Following are the condensed financial statements of Heartland Bancorp, Inc. (Parent only).

Condensed Parent Company Only Balance Sheets

	December 31
	2018	2017
	(dollars in thousands)
ASSETS
Cash and cash equivalents	$2,169	$2,387
Investment in subsidiaries:
Bank	376,167	356,719
Non-bank	278	2,262
Other assets	422	429

Total assets	$379,036	$361,797

LIABILITIES
Subordinated debentures	$37,517	$37,451
Other liabilities	1,123	430

Total liabilities	38,640	37,881
STOCKHOLDERS' EQUITY	340,396	323,916

Total liabilities and stockholders' equity	$379,036	$361,797

HEARTLAND BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 21—CONDENSED PARENT COMPANY ONLY FINANCIAL STATEMENTS (Continued)

Condensed Parent Company Only Statements of Income

	Years ended December 31
	2018	2017	2016
	(dollars in thousands)
INCOME
Dividends received from subsidiaries:
Bank	$44,446	$57,327	$39,932
Non-bank	941	1,900	1,250
Undistributed earnings from subsidiaries:
Bank	23,239	(115)	19,632
Non-bank	(1,984)	(404)	(497)
Other income	1	35	31

Total income	66,643	58,743	60,348
EXPENSES
Interest expense	1,795	1,525	1,485
Other expense	1,085	1,134	432

Total expenses	2,880	2,659	1,917

INCOME BEFORE INCOME TAX BENEFIT	63,763	56,084	58,431
INCOME TAX BENEFIT	(36)	(19)	(115)

NET INCOME	$63,799	$56,103	$58,546

HEARTLAND BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 21—CONDENSED PARENT COMPANY ONLY FINANCIAL STATEMENTS (Continued)

Condensed Parent Company Only Statements of Cash Flows

	Years ended December 31
	2018	2017	2016
	(dollars in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$63,799	$56,103	$58,546
Adjustments to reconcile net income to net cash provided by operating activities:
Undistributed earnings of consolidated subsidiaries	(21,255)	519	(19,135)
Amortization of subordinated debenture purchase accounting adjustment	66	65	66
Changes in other assets and liabilities, net	700	306	343

Net cash provided by operating activities	43,310	56,993	39,820
CASH FLOWS FROM INVESTING ACTIVITIES	—	—	—
CASH FLOWS FROM FINANCING ACTIVITIES
Reissuance of treasury stock	—	—	924
Repurchase of common stock	(907)	—	—
Cash dividends	(42,621)	(57,069)	(40,745)

Net cash used in financing activities	(43,528)	(57,069)	(39,821)

NET CHANGE IN CASH AND CASH EQUIVALENTS	(218)	(76)	(1)
CASH AND CASH EQUIVALENTS
Beginning of year	2,387	2,463	2,464

End of year	$2,169	$2,387	$2,463

Heartland Bancorp, Inc.

                Shares

Common Stock

PROSPECTUS

Keefe, Bruyette & Woods A Stifel Company	J.P. Morgan

                , 2019

        Until                , 2019 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers' obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

        The following table sets forth all costs and expenses, other than the underwriting discounts and commissions payable by us, in connection with the offer and sale of the securities being registered. All amounts shown are estimates except for the SEC registration fee and the Financial Industry Regulatory Authority, Inc. ("FINRA") filing fee.

Amount
SEC registration fee	$	*
FINRA filing fee		*
listing fee		*
Printing expenses		*
Accounting fees and expenses		*
Legal fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*
To be provided by amendment.

Item 14.    Indemnification of Officers and Directors.

        Section 102(b)(7) of the DGCL allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation will provide for this limitation of liability.

        Section 145 of the DGCL ("Section 145") provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

        Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

        Our amended and restated certificate of incorporation will provide that we must indemnify our directors and officers to the fullest extent authorized by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under this section or otherwise.

        The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our amended and restated certificate of incorporation, our amended and restated bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

        We maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

Item 15.    Recent Sales of Unregistered Securities

        On December 31, 2018, the Company issued 69,128 shares of its Series A nonvoting stock to the former stockholders of Lincoln S.B. Corp. in connection with the Company's acquisition of Lincoln S.B. Corp. The shares of Series A nonvoting stock were issued pursuant to exemptions from registration pursuant to Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder as a transaction by an issuer not involving any public offering.

Item 16.    Exhibits

(a)
Exhibits

        The exhibit index attached hereto is incorporated herein by reference.

(b)
Financial Statement Schedules

        Financial statement schedules have been omitted because they are not applicable or not required, or because the required information is provided in our consolidated financial statements or notes thereto.

Item 17.    Undertakings

        The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction, the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby further undertakes that:

  (1)
  For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2)
  For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Description
1.1	Form of Underwriting Agreement.	To be filed by amendment
3.1	Amended and Restated Certificate of Incorporation of Heartland Bancorp, Inc.	To be filed by amendment
3.2	Amended and Restated By-Laws of Heartland Bancorp, Inc.	To be filed by amendment
4.1	Specimen Common Stock Certificate.	To be filed by amendment
5.1	Opinion of Kirkland & Ellis LLP.	To be filed by amendment
10.1	Stockholder Agreement.	To be filed by amendment
10.2	Voting Trust Agreement.	To be filed by amendment
10.3	Registration Rights Agreement.	To be filed by amendment
10.4	Tax Sharing Agreement.	To be filed by amendment
10.5	Omnibus Incentive Plan.	To be filed by amendment
16.1	Letter from CliftonLarsonAllen LLP.	To be filed by amendment
21.1	Subsidiaries of the Registrant.	To be filed by amendment
23.1	Consent of RSM US LLP.	To be filed by amendment
23.2	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1).	To be filed by amendment
24.1	Power of Attorney (included on the signature page of this Registration Statement).	To be filed by amendment

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Bloomington, State of Illinois, on                , 2019.

Heartland Bancorp, Inc.
By:
Name:
Title:

POWER OF ATTORNEY

        KNOW ALL MEN BY THESE PRESENTS, that each officer and director of Heartland Bancorp, Inc. whose signature appears below constitutes and appoints Matthew J. Doherty and J. Lance Carter, and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution and revocation, for him and in his name, place and stead, in any and all capacities, to execute any or all amendments, including any post-effective amendments and supplements to this Registration Statement, and any additional Registration Statement filed pursuant to Rule 462(b), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

* * * *

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated and on                 , 2019:

Signature	Title

Fred L. Drake	Chairman, Chief Executive Officer and President (principal executive officer)
Matthew J. Doherty	Executive Vice President and Chief Financial Officer (principal financial officer and principal accounting officer)
C. Alvin Bowman	Director
Eric E. Burwell	Director

Signature	Title

Patrick F. Busch	Director
J. Lance Carter	Director
Allen C. Drake	Director
Gerald E. Pfeiffer	Director
Dale S. Strassheim	Director